BREIT

Blackstone

Canyon Industrial Portfolio, La Grange, Illinois

Blackstone
Real Estate Income Trust

Annual Report
2025



March 27, 2026

Dear BREIT Shareholder,

As we turn the page on 2025, BREIT stands as a powerful example of our ability to deliver strong, differentiated results to investors across market cycles. Since inception nine years ago (2017), BREIT has generated a +9.3% annualized net return (Class I), outperforming publicly traded REITs by ~70% and private real estate by ~3x on an annualized basis.[1,2] BREIT has delivered this strong performance through a global pandemic and one of the fastest interest rate increases in history, driven by our early positioning in data centers (acquired QTS in 2021), proactively hedging our balance sheet and our focus on fast-growing Sunbelt markets.[3,4]*

We continued to see BREIT's performance accelerate, delivering an +8.1% net return (Class I) in 2025 with positive performance each month.[1] To contextualize these results, BREIT meaningfully outperformed — by about three times or more — the broader real estate universe, including our non-traded REIT peers, the publicly traded REITs and the broader private real estate index.[2,5] Beyond total returns, BREIT continues to provide consistent income with potential tax benefits. In 2025, 100% of BREIT's distribution was classified as return of capital ("ROC"), bringing our 4.7% pre-tax Class I distribution rate to 7.5% on a tax-equivalent basis, which is even more compelling in high-tax states (9%–10%).[6,7,8]** At the heart of BREIT's differentiated results is powerful value creation from our data center platform, QTS, combined with the benefit of real estate entering a steeper phase of the recovery, which we think will continue to power performance as we look ahead.

Interior photo: QTS data center Ashburn, Virginia.

* In 2021, BREIT along with certain Blackstone-managed investment vehicles formed a joint venture and acquired all outstanding shares of common stock of QTS. As of December 31, 2025, BREIT's ownership interest in QTS was 35% and the QTS investment accounted for 20.4% of BREIT's real estate asset value.

** Assumes that the investment in BREIT shares is not sold or redeemed. The tax-equivalent distribution rate would be up to 1.5% lower taking into account deferred capital gains tax that would be payable upon repurchase. See notes 6, 7 and 8 for more information.

Performance Engines Firing on all Cylinders

Today, we believe the opportunity in commercial real estate is particularly compelling because real estate values have reset to historically attractive levels, creating one of the best entry points in the market in recent years. This is especially true relative to equities and fixed income, which are at or near record highs, as well as cash given declining yields.[9] We believe there is meaningful upside as we enter a steeper part of the real estate recovery. When you compare today's recovery to previous cycles, we believe we are still in the early innings, which is why we have conviction that now is the time to be invested in real estate. History shows us that following prior downturns, private real estate has delivered years of positive performance and double-digit average annual returns in the initial five years of the recovery.[10] As we look ahead, we believe BREIT's $105 billion portfolio is strategically positioned to capitalize on this opportunity and deliver strong performance.[11]

Constrained supply: New construction starts across our portfolio have declined dramatically, with new supply in BREIT's key sectors down more than two-thirds to decade lows.[12] This decline is driven by the fact that construction costs are up 50% over the last five years due to higher input and financing costs, while tariffs and immigration policy in the U.S. will likely increase build costs further.[13] When replacement costs increase, the value of existing assets usually go up as well. This is a key reason why we are bullish on real estate today, as lower supply eventually leads to stronger rent growth and higher values. Supply trends are a powerful leading indicator, as it can take a few years for supply to ramp up or down, and we are just starting to see this flow into fundamentals across our markets.

Healthy capital markets: Real estate values are closely tied to the availability and cost of debt financing, both of which are notably stronger today. The overall cost of debt capital is down ~40% from the 2023 peak, and commercial mortgage-backed securities ("CMBS") issuance in 2025 was up 40% year-over-year.[14,15] As we move into 2026, we expect issuance to be even higher as liquidity continues to return to the market. We believe this improving backdrop is driving greater transaction activity and stronger pricing, as increased liquidity leads to more bidders showing up to buy assets at better prices. In fact, transaction volume increased 21% year-over-year, and recent Blackstone transactions continue to reflect upward movement in pricing.[16] All of this is supportive of valuations, and we expect this momentum to continue as interest rates move lower. With rates declining, what has been real estate's biggest headwind in recent years is becoming a tailwind that has historically led to meaningful real estate outperformance.

2025 BREIT Highlights

+9.3%
annualized net return for Class I since inception in January 2017[1]

+8.1%
2025 Class I net return[1]

100%
of distributions characterized as ROC in 2025[7]

Data center development: This sector has been the fastest growing part of BREIT's portfolio and largest driver of recent performance, benefitting from an explosion in data creation driven by cloud computing and artificial intelligence ("AI"). While consumer adoption of AI is expanding, enterprise adoption and emerging applications such as robotics and autonomous vehicles are expected to drive substantially higher compute demand over time. To meet this demand, hyperscalers are expected to invest more than $2 trillion in digital infrastructure over the next five years.[17] While this level of spending naturally raises concerns around a bubble, we believe capex spend remains both reasonable and rational relative to the opportunity ahead. Technology companies today are spending only ~25% of revenues on capex, far below prior transformative periods, and consistently cite compute capacity, not demand, as the primary constraint on growth.[18]

We believe Blackstone's data center platform, QTS, has what these technology companies need, creating a deep competitive moat. QTS has strategically secured ~5,000 acres of land in key markets, with the majority of sites already having access to power.[19] With over 20 years of experience serving the world's largest hyperscalers, QTS' long-standing track record sets us apart as a trusted partner in the data center space.[20] Importantly, we execute our strategy with a highly disciplined and risk-mitigated approach, avoiding speculative development entirely and only building a data center once a lease has been signed. QTS' $30B+ development pipeline is pre-leased to large, investment grade global technology companies on 15–20-year leases with contractual rent escalators, and is expected to generate stable, long-term cash flows.[21,22]***

Since Blackstone and BREIT privatized QTS in 2021, leased capacity has grown 14x.[23] This momentum continues to drive significant value creation for BREIT, and in 2025 alone, BREIT invested $5.8 billion into pre-leased data center developments.[24] We believe this pace of deployment will be substantially higher in 2026 as QTS's leasing pipeline has more than doubled over the last six months, positioning us for sustained growth potential well into the future.[25]

Now is the time for BREIT

While we believe data center development will continue to be a powerful performance engine for BREIT in the years ahead, the strength of our portfolio extends well beyond any single sector. We believe BREIT is exceptionally well-positioned to benefit from the real estate recovery underway, with ~90% of the portfolio concentrated in our highest conviction sectors of rental housing, industrial, and data centers, and ~65% concentrated in fast-growing Sunbelt markets.[4]

Across rental housing, our diversified portfolio is underpinned by a structural undersupply of housing combined with resilient demand, given it is 40% more expensive to own versus rent today.[26] Despite this healthy demand backdrop, multifamily rent growth has moderated in the short-term by an influx of supply from projects that began construction during the pandemic, when development costs were substantially lower.[27] Looking ahead, new deliveries are forecasted to decline ~50% this year from the 2024 peak to the same level of deliveries as the pre-COVID period, which experienced healthy rent growth.[27] Importantly, we believe this sets the stage for an improvement in rent growth to more normalized, healthy levels as supply continues to be absorbed in each market.

Fundamentals are also strengthening across our industrial portfolio. BREIT remains focused on last-mile, infill locations, which continue to benefit from demand for faster e-commerce delivery times.[28] Additionally, BREIT's industrial portfolio is largely concentrated in the Sunbelt and Midwest, where we are seeing significant onshoring of manufacturing.[29] More than $800 billion of new manufacturing investments have been announced in the U.S. since 2021, driving spillover demand for warehouses in these key markets.[29] With new warehouse construction starts at twelve-year lows, this healthy supply / demand backdrop should position the sector for sustained rent growth and strong fundamentals going forward.[12,30] These "green shoots" are already evident in Chicago, BREIT's top industrial market, where lower supply has driven higher rent growth and lower market vacancy than the national average.[31]

As always, performance remains our north star, and we believe BREIT is well-positioned to capture the expected cyclical recovery, while also continuing to deliver long-term wealth creation, consistent income with potential tax advantages and diversification benefits. For nine years, BREIT has done just this for our investors, and as we look ahead, our conviction in BREIT has never been stronger. Thank you for your trust, partnership, and continued support.

*** As of December 31, 2025, BREIT's ownership interest in QTS was 35% and the QTS investment accounted for 20.4% of BREIT's real estate asset value.

A Core Portfolio Holding Today and for the Long-Term

Why is Now a Good Time for BREIT?

- Commercial real estate has passed cyclical bottom[6]
- BREIT has strong cash flow growth amidst healthy supply / demand[26]
- Capital markets rapidly improving[10,11]
- BREIT's portfolio positioned to win[13]

Private Real Estate Opportunity



Today:
2x higher returns following slowdowns vs. all other periods[27]



Long-Term:
Diversification benefits + compounding returns

GREGORY AND CAROLINE BENTLEY HALL

Note: Represents BREIT's view of the current market environment as of the date appearing in this material only, which is subject to change. Diversification does not assure a profit or protect against a loss in a declining market. **Past performance does not predict future returns.** There can be no assurance that any Blackstone fund or investment will be able to implement its investment strategy, achieve its investment objectives or avoid substantial losses. See "Important Disclosure Information – Trends".

2025 BREIT Highlights

Property Sector[4]



- Hospitality 2%
- Retail 2%
- Office 3%
- Self Storage 1%
- Net Lease 5%
- Multifamily 19%
- Data Centers 21%
- Student Housing 9%
- Industrial 22%
- Affordable Housing 8%
- Single Family Rental Housing 7%
- Other Rental Housing 1%



~90% concentrated in

- Rental Housing*
- Industrial
- Data Centers







* Rental Housing includes the following subsectors as a percent of real estate asset value: multifamily (19%), student housing (9%), affordable housing (8%), single family rental housing (7%) and other rental housing (1%, including manufactured housing, which accounts for 1%, and senior housing, which accounts for <1%).

Key Portfolio Metrics

Net Asset Value	$54B
Total Asset Value[11]	$105B
Number of Properties[32]	4,483
Occupancy[33]	94%
Leverage Ratio[34]	47%
% Fixed-Rate Financing[3]	91%
Real Estate Investments[35]	96%
Debt Investments[35]	4%



Performance Summary**

Total Returns (% Net of Fees) as of December 31, 2025[1]

Share Class		2025	3-Year	5-Year	Annualized Inception to Date
Class I		8.1%	3.1%	9.1%	9.3%
Legacy Class D**	(No Sales Load)	7.8%	2.9%	8.7%	9.0%
	(With Sales Load)[36]	6.2%	2.3%	8.4%	8.9%
Class D-2	(No Sales Load)	3.1%	N/A	N/A	N/M
	(With Sales Load)[36]	1.6%	N/A	N/A	N/M
Legacy Class S**	(No Sales Load)	7.2%	2.2%	8.1%	8.4%
	(With Sales Load)[36]	3.5%	1.1%	7.4%	8.0%
Class S-2	(No Sales Load)	3.2%	N/A	N/A	N/M
	(With Sales Load)[36]	-0.3%	N/A	N/A	N/M
Legacy Class T**	(No Sales Load)	7.2%	2.2%	8.2%	8.5%
	(With Sales Load)[36]	3.5%	1.1%	7.5%	8.1%
Class T-2	(No Sales Load)	3.4%	N/A	N/A	N/M
	(With Sales Load)[36]	-0.1%	N/A	N/A	N/M

Distribution Rate[6]

Share Class	Annualized
Class I	4.7%
Legacy Class D**	4.6%
Class D-2	4.6%
Legacy Class S**	3.9%
Class S-2	3.9%
Legacy Class T**	3.9%
Class T-2	4.0%

** Class D shares, Class S shares, and Class T shares are no longer available for purchase in BREIT's primary offering and only available to existing holders of such classes pursuant to BREIT's distribution reinvestment plan. Class D-2 shares, Class S-2 shares, Class T-2 shares, and Class I shares may be purchased in our primary offering and through our distribution reinvestment plan. The inception date for Class S-2, T-2, and D-2 shares is September 1, 2025.

Portfolio Overview

BREIT's portfolio is ~65% concentrated in Sunbelt markets,
which we believe continue to benefit from favorable demographics[3]

~65%
Sunbelt market concentration[3]

4,483
of properties[30]

94%
occupancy[31]



■ Largest BREIT States ■ Sunbelt States ■ Other

12% Georgia

10% Texas

12% Florida

Blackstone Leadership



Stephen A. Schwarzman
Chairman and CEO, Blackstone



Jonathan Gray
President and COO, Blackstone



Kenneth Caplan
Global Co-Chief Investment Officer, Blackstone



Nadeem Meghji
Global Head, Blackstone Real Estate

BREIT Leadership



Katie Keenan
Chief Executive Officer and Director



A.J. Agarwal
Co-President and Director



Zaneta Koplewicz
Co-President, Head of Shareholder Relations and Director



Glen Bartley
Chief Operating Officer



Paul Kolodziej
Chief Financial Officer and Treasurer



Leon Volchyok
Chief Legal Officer



Robert Harper
Head of Asset Management and Board Observer



Kate O'Neil
Deputy Chief Legal Officer and Secretary

Additional Members of BREIT's Board of Directors



Frank Cohen
Chairman of the Board



Raymond J. Beier[1,2,4]
Independent Director



Susan Carras[1,3,4]
Independent Director



Richard I. Gilchrist[1,3,4]
Independent Director



Field Griffith[2,3,4]
Independent Director



Edward Lewis[1,2,3,4]
Independent Director

1. Audit Committee
2. Compensation Committee
3. Nominating & Corporate Governance Committee
4. Affiliate Transaction Committee

Please refer to the Company's Proxy Statement for additional information on BREIT's Leadership and Independent Directors.

Important Disclosure Information

Past performance does not predict future returns. Financial data is estimated and unaudited. All figures as of December 31, 2025, unless otherwise noted. Opinions expressed reflect the current opinions of BREIT as of the date appearing in the materials only and are based on BREIT's opinions of the current market environment, which is subject to change. Certain information contained in the materials discusses general market activity, industry or sector trends, or other broad-based economic, market or political conditions and should not be construed as research or investment advice.

The properties, sectors, and geographies referenced herein do not represent all BREIT investments. The selected investment examples presented or referred to herein may not be representative of all transactions of a given type or of investments generally and are intended to be illustrative of the types of investments that have been made or may be made by BREIT in employing its investment strategies. It should not be assumed that BREIT's investment in the properties identified and discussed herein were or will be profitable or that BREIT will make equally successful or comparable investments in the future. Please refer to **https://www.breit.com/properties** for a complete list of real estate investments (excluding equity in public and private real estate related companies).

Blackstone Proprietary Data. Certain information and data provided herein is based on Blackstone proprietary knowledge and data. Portfolio companies may provide proprietary market data to Blackstone Inc. ("Blackstone"), including about local market supply and demand conditions, current market rents and operating expenses, capital expenditures and valuations for multiple assets. Such proprietary market data is used by Blackstone to evaluate market trends as well as to underwrite potential and existing investments. While Blackstone currently believes that such information is reliable for purposes used herein, it is subject to change, and reflects Blackstone's opinion as to whether the amount, nature and quality of the data is sufficient for the applicable conclusion, and no representations are made as to the accuracy or completeness thereof.

Embedded Growth. Embedded growth represents Blackstone's expectations for growth based on its view of the current market environment taking into account rents that are currently below market rates and therefore have the potential to increase. These expectations are based on certain assumptions that may not be correct and on certain variables that may change, are presented for illustrative purposes only and do not constitute forecasts. There can be no assurance that any such results will actually be achieved.

Select Images. The selected images of certain BREIT investments in this presentation are provided for illustrative purposes only, are not representative of all BREIT investments of a given property type and are not representative of BREIT's entire portfolio. It should not be assumed that BREIT's investment in the properties identified and discussed herein were or will be profitable. Please refer to **www.breit.com/properties** for a complete list of BREIT's real estate investments (excluding equity in public and private real estate related companies), including BREIT's ownership interest in such properties.

Sponsor. This material makes reference to Blackstone, a premier global investment manager. The real estate group of Blackstone, Blackstone Real Estate, is BREIT's sponsor and an affiliate of the BREIT Adviser. Information regarding Blackstone and Blackstone Real Estate is included to provide information regarding the experience of BREIT's sponsor and its affiliates. An investment in BREIT is not an investment in BREIT's sponsor or Blackstone as BREIT is a separate and distinct legal entity.

Tax Information. The tax information herein is provided for informational purposes only, is subject to material change, and should not be relied upon as a guarantee or prediction of tax effects. This material also does not constitute tax advice to, and should not be relied upon by, potential investors, who should consult their own tax advisors regarding the matters discussed herein and the tax consequences of an investment. A portion of REIT ordinary income distributions may be tax deferred given the ability to characterize ordinary income as ROC. ROC distributions reduce the stockholder's tax basis in the year the distribution is received, and generally defer taxes on that portion until the stockholder's stock is sold via redemption. Upon redemption, the investor may be subject to higher capital gains taxes as a result of a lower cost basis due to the ROC distributions. Certain non-cash deductions, such as depreciation and amortization, lower the taxable income for REIT distributions. Investors should be aware that a REIT's ROC percentage may vary significantly in a given year and, as a result, the impact of the tax law and any related advantage may vary significantly from year to year. The tax benefits are not applicable to capital gain dividends or certain qualified dividend income and are only available for qualified REITs. If BREIT did not qualify as a REIT, the tax benefit would be unavailable. BREIT's board also has the authority to revoke its REIT election. There may be adverse legislative or regulatory tax changes and other investments may offer tax advantages without the set expiration. An accelerated depreciation schedule does not guarantee a profitable return on investment and ROC reduces the basis of the investment. While we currently believe that the estimations and assumptions referenced herein are reasonable under the circumstances, there is no guarantee that the conditions upon which such assumptions are based will materialize or are otherwise applicable. This information does not constitute a forecast, and all assumptions herein are subject to uncertainties, changes and other risks, any of which may cause the relevant actual, financial and other results to be materially different from the results expressed or implied by the information presented herein. No assurance, representation or warranty is made by any person that any of the estimations herein will be achieved, and no recipient of this example should rely on such estimations. Investors may also be subject to net investment income taxes of 3.8% and/or state income tax in their state of residence which would lower the after-tax distribution rate received by the investor.

Third Party Information. Certain information contained in this material has been obtained from sources outside Blackstone, which in certain cases have not been updated through the date hereof. While such information is believed to be reliable for purposes used herein, no representations are made as to the accuracy or completeness thereof and none of Blackstone, its funds, nor any of their affiliates takes any responsibility for, and has not independently verified, any such information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.

Trends. There can be no assurances that any of the trends described herein will continue or will not reverse. Past events and trends do not imply, predict or guarantee, and are not necessarily indicative of, future events or results.

Use of Leverage. BREIT uses and expects to continue to use leverage. If returns on such investment exceed the costs of borrowing, investor returns will be enhanced. However, if returns do not exceed the costs of borrowing, BREIT performance will be depressed. This includes the potential for BREIT to suffer greater losses than it otherwise would have. The effect of leverage is

Important Disclosure Information (cont'd)

that any losses will be magnified. The use of leverage involves a high degree of financial risk and will increase BREIT's exposure to adverse economic factors such as rising interest rates, downturns in the economy or deteriorations in the condition of BREIT's investments. This leverage may also subject BREIT and its investments to restrictive financial and operating covenants, which may limit flexibility in responding to changing business and economic conditions. For example, leveraged entities may be subject to restrictions on making interest payments and other distributions.

1. Represents BREIT Class I shares. Please see page 5 for 2025, 3-Year, 5-Year and Inception to date ("ITD") net returns. Returns for periods greater than one year are annualized consistent with the IPA Practice Guideline 2018. Returns for periods of less than one year are not annualized. January 1, 2017 reflects BREIT Class I's inception date. Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. **All returns shown assume reinvestment of distributions pursuant to BREIT's distribution reinvestment plan, are derived from unaudited financial information, and are net of all BREIT expenses, including general and administrative expenses, transaction related expenses, management fees, performance participation allocation, and share class-specific fees, but exclude the impact of early repurchase deductions on the repurchase of shares that have been outstanding for less than one year. Past performance does not predict future returns.** Class D shares, Class S shares and Class T shares were offered in BREIT's primary offering but are currently only available to existing holders of such classes pursuant to BREIT's distribution reinvestment plan. Class D-2 shares, Class S-2 shares, Class T-2 shares and Class I shares may be purchased in BREIT's primary offering and through BREIT's distribution reinvestment plan. The inception dates for the Class I, D, S and T shares are January 1, 2017, May 1, 2017, January 1, 2017 and June 1, 2017, respectively. The inception date for Class D-2, S-2 and T-2 shares is September 1, 2025. **The returns have been prepared using unaudited data and valuations of the underlying investments in BREIT's portfolio, which are estimates of fair value and form the basis for BREIT's NAV. Valuations based upon unaudited reports from the underlying investments may be subject to later adjustments, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated.** As return information is calculated based on NAV, return information presented will be impacted should the assumptions on which NAV was determined prove to be incorrect. Returns listed as (with sales load) assume payment of the full upfront sales charge at initial subscription (1.5% for Class D and D-2 shares; 3.5% for Class S and S-2 and Class T and T-2 shares). The sales charge for Class D shares became effective May 1, 2018. The sales charge for Class D-2, S-2 and T-2 shares became effective September 1, 2025. Returns listed as (no sales load) exclude up-front selling commissions and dealer manager fees. BREIT no longer offers Class D, S, and T shares in its primary offering, and instead offers Class D-2, S-2 and T-2 shares in its primary offering. Due to the short duration since inception, ITD returns for the -2 classes are not yet meaningful. Please see performance information for Class S, T and D shares for additional information. Please see www.breit.com/performance for information on BREIT returns. See "Important Disclosure Information — Use of Leverage".

2. Publicly traded REITs reflect the MSCI U.S. REIT Index total return as of December 31, 2025. BREIT's Class I inception date is January 1, 2017. Private real estate reflects the NFI-ODCE net total return as of December 31, 2025. During the period from January 1, 2017 to December 31, 2025, BREIT Class I's annualized total net return of 9.3% was 72% higher than the MSCI U.S. REIT Index annualized total return of 5.4%. During the period from January 1, 2017 to December 31, 2025, BREIT Class I's annualized total return of 9.3% was 2.7x the NFI-ODCE annualized total net return of 3.5%. BREIT does not trade on a national securities exchange, and therefore, is generally illiquid. The volatility and risk profile of the indices presented are likely to be materially different from that of BREIT including that BREIT's fees and expenses may be higher and BREIT shares are significantly less liquid than publicly traded REITs. See "Important Disclosure Information — Index Definitions".

3. Hedged balance sheet refers to BREIT's fixed-rate financing as of December 31, 2025. The percentage of fixed-rate financing is measured by dividing (i) the sum of our consolidated fixed-rate debt, secured financings on investments in real estate debt, and the outstanding notional principal amount of corporate and consolidated interest rate swaps, by (ii) total consolidated debt outstanding inclusive of secured financings on investments in real estate debt. Hedged balance sheet contribution to performance reflect increase in value of BREIT's hedged balance sheet corresponding to increases in interest rates.

4. "Property Sector" weighting is measured as the asset value of real estate investments for each sector category divided by the asset value of all of BREIT's real estate investments, excluding the value of any third-party interests in such real estate investments. Rental housing includes the following subsectors: multifamily (19%), student housing (9%), affordable housing (8%), single family rental housing (7%) and other rental housing (1%, including manufactured housing, which accounts for 1%, and senior housing, which accounts for <1%). See BREIT's prospectus for more information on BREIT's investments "Region Concentration" represents regions as defined by the National Council of Real Estate Investment Fiduciaries ("NCREIF") and the weighting is measured as the asset value of real estate properties for each regional category divided by the asset value of all of BREIT's real estate properties, excluding the value of any third-party interests in such real estate properties. "Sunbelt" reflects comparison between the South and West regions versus the rest of the United States as defined by NCREIF. Population growth reflects U.S. Bureau of Economic Analysis, as of June 30, 2025. Represents 5-year compound annual growth rate of population from mid-quarter Q2 2020 to mid-quarter Q2 2025. Job growth reflects U.S. Bureau of Labor Statistics data as of June 30, 2025. Represents 5-year compound annual growth rate of seasonally adjusted employees on nonfarm payrolls from June 2020 to June 2025. Wage growth reflects U.S. Bureau of Labor Statistics, as of March 31, 2025. Represents 5-year compound annual growth rate of employment-weighted average weekly wages from Q1 2020 to Q1 2025. Although a market may be a growth market as of the date of the publication of this material, demographics and trends may change and investors are cautioned on relying upon the data presented as there is no guarantee that historical trends will continue or that BREIT could benefit from such trends. BREIT's portfolio is currently concentrated in certain industries and geographies, and, as a consequence, BREIT's

Important Disclosure Information (cont'd)

aggregate return may be substantially affected by adverse economic or business conditions affecting that particular type of asset or geography.

5. Non-listed peer set consists of Ares Real Estate Income Trust, Brookfield Real Estate Income Trust, JLL Income Property Trust, KKR Real Estate Select Trust Inc., Nuveen Global Cities REIT and Starwood Real Estate Income Trust. Average peers return reflects simple average of the peer set as publicly disclosed by each peer as of December 31, 2025. Any peer that has not publicly disclosed its returns information for each month in the relevant period above is excluded. As of December 31, 2024, the peer set excludes Ares Real Estate Income Trust. Performance for each peer varies; some peers have higher performance than BREIT or the foregoing average and/or have higher performance than BREIT or such average over different periods. Please refer to the websites and public filings of each issuer for its financial and returns information. This group of issuers was selected by us as our peer set as we believe they are currently the larger and more active net asset value based non-listed REITs ("NAV REITs") sponsored by other institutional investment managers that have a diversified investment strategy. This peer set does not represent all NAV REITs or other non-listed REITs in existence. Other NAV REITs may use methodologies to calculate their NAV and returns that differ from BREIT's (and in certain cases, could be higher than the peer set selected).

6. Represents Class I Shares. Reflects the current month's distribution annualized and divided by the prior month's net asset value, which is inclusive of all fees and expenses. Annualized distribution rate for the other share classes: Class D: 4.6%, Class D-2: 4.6%, Class S: 3.9%, Class S-2: 3.9%, Class T: 3.9% and Class T-2: 4.0%. Class D-2, Class S-2 and Class T-2 shares were first sold on September 1, 2025 and the annualized distribution rate reflects the current month's distribution for such share class annualized and divided by the net asset value of Class D-2, Class S-2 and Class T-2 shares as of the prior month. Distributions are not guaranteed and may be funded from sources other than cash flow from operations, including, without limitation, borrowings, the sale of our assets, repayments of our real estate debt investments, ROC or offering proceeds, and advances or the deferral of fees and expenses. We have no limits on the amounts we may fund from such sources. Our inception to date cash flows from operating activities, along with inception to date net gains from investment realizations, have funded 100% of our distributions through December 31, 2025. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Distributions" in BREIT's Annual Report on Form 10-K for more information. A portion of REIT ordinary income distributions may be tax deferred given the ability to characterize ordinary income as ROC. ROC distributions reduce the stockholder's tax basis in the year the distribution is received, and generally defer taxes on that portion until the stockholder's stock is sold via redemption. Upon redemption, the investor may be subject to higher capital gains taxes as a result of a lower cost basis due to the ROC distributions. Certain non-cash deductions, such as depreciation and amortization, lower the taxable income for REIT distributions. BREIT's ROC in 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025 was 66%, 97%, 90%, 100%, 92%, 94%, 85%, 96% and 100% respectively. See "Important Disclosure Information — Tax Information".

7. 7.5% tax-equivalent distribution rate assumes that the investment in BREIT shares is not sold or redeemed and reflects the pre-tax distribution rate an investor would need to receive from a theoretical investment to match the 4.7% after-tax distribution rate earned by a BREIT Class I stockholder based on BREIT's 2025 ROC of 100%, if the distributions from the theoretical investment (i) were classified as ordinary income subject to tax at the top marginal tax rate of 37%, (ii) did not benefit from the 20% tax rate deduction and (iii) were not classified as ROC. The ordinary income tax rate could change in the future. Tax-equivalent distribution rate for the other share classes are as follows: Class D: 7.3%; Class D-2: 7.3%; Class S: 6.1%; Class S-2: 6.2%; Class T: 6.3%; and Class T-2: 6.3%. The tax-equivalent distribution rate would be reduced by 1.5%, 1.5%, 1.4%, 1.2%, 1.3%, 1.3% and 1.3% for Class I, D, D-2, S, S-2, T and T-2 shares, respectively, taking into account deferred capital gains tax that would be payable upon redemption. This assumes a one-year holding period and includes the impact of deferred capital gains tax incurred in connection with a redemption of BREIT shares. Upon redemption, an investor is assumed to be subject to tax on all prior return of capital distributions at the current maximum capital gains rate of 20%. The capital gains rate could change in the future. ROC distributions reduce the stockholder's tax basis in the year the distribution is received, and generally defer taxes on that portion until the stockholder's stock is sold via redemption. Upon redemption, the investor may be subject to higher capital gains taxes as a result of a lower cost basis due to the return of capital distributions. See "Important Disclosure Information — Tax Information" for more information.

8. State tax rate assumes top marginal tax rates plus any applicable surtaxes. Includes 37% federal tax rate. NYC Resident tax rate includes the New York State Tax Rate.

9. "Equities" refers to the S&P 500 total gross return, as of December 31, 2025. "All time high" refers to the closing price of the S&P 500 on January 27, 2026. "Fixed income" refers to the Corporate bond total return of the ICE BofA U.S. High Yield Index, as of December 31, 2025. "All time high" refers to the closing price of the ICE BofA U.S. High Yield Index on February 10, 2026. Real estate values reflect Green Street Advisors, as of December 31, 2025. Reflects the Commercial Property Price Index for All Property, which captures the prices at which U.S. commercial real estate transactions are currently being negotiated and contracted. Real estate values "reset" refers to the low on November 30, 2023. During the period from November 30, 2023 to December 31, 2025, real estate value total returns were 7%. See "Important Disclosure Information — Index Definitions".

10. Refers to NCREIF ODCE Total Return Index — Gross Returns. Early 90s: Q3 1993 – Q2 2008. Post-GFC: Q1 2010 – Q3 2022. Today: Q3 2024 – Q3 2025. NCREIF ODCE should not be considered reflective of the performance of BREIT. Although we believe Q3 2024 is the most recent trough, there can be no assurance that the NCREIF ODCE total return will not decline further or that it will continue to improve or have any similarities to prior periods.

11. Total asset value is measured as (i) the asset value of real estate investments (based on fair value), excluding any third party interests in such real estate investments, plus (ii) the equity in our real estate debt investments measured at fair value (defined as the asset value of our real estate debt investments less the financing on such investments), but excluding any other assets (such as cash or any other cash

Important Disclosure Information (cont'd)

equivalents). The total asset value would be higher if such amounts were included and the value of our real estate debt investments was not decreased by the financing on such investments. "Real estate investments" include wholly-owned property investments, BREIT's share of property investments held through joint ventures and equity in public and private real estate related companies. "Real estate debt investments" include BREIT's investments in commercial mortgage-backed securities, residential mortgage-backed securities, mortgage loans and other debt secured by real estate and real estate related assets, as described in BREIT's prospectus. The Consolidated GAAP Balance Sheet included in our annual and interim financial statements reflects the loan collateral underlying certain of our real estate debt investments on a gross basis. These amounts are excluded from our real estate debt investments as they do not reflect our economic interest in such assets.

12. Declining new supply refers to new construction starts in the multifamily and industrial sectors. RealPage Market Analytics, as of September 30, 2025. Represents change in annual starts as a percent of prior year end stock figures for the trailing twelve months as of Q3'25 compared to the year-ended 2022. Data reflects institutional-quality product across RealPage Market Analytics Top 150-tracked markets and excludes New York City. As of December 31, 2025, the multifamily and affordable housing sectors accounted for 19% and 8% of BREIT's real estate asset value, respectively. Industrial reflects CoStar, as of September 30, 2025. Represents change in annual starts as a percent of prior year-end stock figures for the trailing twelve months as of Q3'25 compared to the year-ended 2022. Data reflects the following Logistics and Flex subsectors per CoStar: Light Manufacturing, Manufacturing, Showroom, Bulk Warehouse, Distribution, Light Distribution, Light Industrial and Warehouse. As of December 31, 2025, the industrial sector accounted for 22% of BREIT's real estate asset value.

13. Blackstone Proprietary Data, as of September 30, 2025.

14. Blackstone Proprietary Data, as of December 2025. Represents estimated all-in borrowing costs for high-quality logistics transactions at ~65%–70% avg. LTV. Spread reflects weighted average spread across all rating tranches applied to est. rating agency capital structures from each respective period. '23 wide reflects peak base rate and spreads for representative BX SASB CMBS transactions in '23. Dec'25 reflects all-in borrowing costs across SASB CMBS and bank balance sheet transactions. There can be no assurance that financing costs will continue to decline and changes in this measure may have a negative impact on BREIT's performance.

15. JP Morgan, as of December 31, 2025. Represents total U.S. CMBS volume (includes SASB, Conduit and CRE CLO) as of the year ended December 31, 2025, compared to the year ended December 31, 2024.

16. MSCI Real Capital Analytics, as of November 30, 2025. Reflects transactions over $2.5M.

17. Dell'Oro Research, as of July 2025. Hyperscaler investment expected over the next 5 years.

18. St. Louis Federal Reserve, Federal Reserve Bank of San Francisco, OECD, Morgan Stanley Tech Research and public filings as of Q3'25. "Big 5 hyperscalers" reflects Microsoft, Amazon, Google, Meta and Oracle. Includes finance lease liabilities from Stargate volume.

19. Blackstone Proprietary Data, as of December 31, 2025. Represents QTS' current land bank in acres.

20. QTS Data Centers, as of Q1 2026.

21. Reflects total cost for committed development projects as of December 31, 2025, at 100% ownership. As of December 31, 2025, BREIT's ownership in QTS was 35% and the QTS investment accounted for 20.4% of BREIT's real estate asset value. There can be no assurance that these leases will commence on their current expected terms, or at all, and this information should not be considered an indication of future performance.

22. Reflects typical lease length of QTS data center properties, which are substantially all leased to investment grade tenants. The tenants' lease obligations are subject to various contingencies, including the need to complete the development on time.

23. Based on leased megawatts at acquisition vs. December 31, 2025 (at 100% ownership). There can be no assurance that these leases will commence on their current expected terms, or at all, and this information should not be considered an indication of future performance.

24. Blackstone Proprietary Data, as of December 31, 2025. Represents BREIT's 2025 deployment in data centers (at BREIT's share).

25. Blackstone Proprietary Data, as of December 31, 2025.

26. Blackstone Proprietary Data as of January 2, 2026. Represents the difference between monthly cost of ownership (including mortgage payments, taxes, maintenance costs, insurance, and HOA fees) and monthly rents for HPA and Tricon portfolios. Cost of ownership assumes 30-yr. fixed rate FHA mortgage, 3.5% amortized loan closing costs, and 3.5% down payment.

27. RealPage Market Analytics, as of December 31, 2025. Represents annual deliveries as a percent of prior year-end stock figures. Data reflects institutional-quality product across RealPage Market Analytics Top 150-tracked markets and excludes New York City. Rent growth reflects same-store effective rent growth. 3.5% reflects avg. YoY rent growth.

28. Blackstone Proprietary Data, as of December 9, 2025.

29. Blackstone Proprietary Data, as of January 21, 2026.

30. Blackstone Proprietary Data, as of December 31, 2025.

31. Blackstone Proprietary Data and third party estimate as of December 31, 2025.

32. Number of properties reflects real estate investments only, including unconsolidated properties, and does not include real estate debt investments. Single family rental homes are not reflected in the number of properties.

33. Occupancy is an important real estate metric because it measures the utilization of properties in the portfolio. Occupancy is weighted by the total value of all consolidated real estate properties, excluding our hospitality investments, and any third-party interests in such properties. For our industrial, net lease, data centers, office and retail investments, occupancy includes all leased square footage as of the date indicated. For our multifamily, student housing and affordable housing investments, occupancy is defined as the percentage of actual rent divided by gross potential rent (defined as actual rent for occupied units and market rent for vacant units) for the three months ended on the date indicated. For our single family rental housing investments, the occupancy rate includes occupied homes

Important Disclosure Information (cont'd)

for the month ended on the date indicated. For our self storage, manufactured housing and senior living investments, the occupancy rate includes occupied square footage, occupied sites and occupied units, respectively, as of the date indicated. The average occupancy rate for our hospitality investments was 72% for the twelve months ended December 31, 2025 and includes paid occupied rooms. Hospitality investments owned less than 12 months are excluded from the average occupancy rate calculation. Unconsolidated investments are excluded from occupancy rate calculations.

34. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances will not be included as part of the calculation above. The leverage ratio would be higher if the indebtedness on our real estate debt investments and the pro rata share of debt within our unconsolidated investments were taken into account. The use of leverage involves a high degree of financial risk and may increase the exposure of the investments to adverse economic factors.

35. Investment allocation is measured as the asset value of each investment category (real estate investments or real estate debt investments) divided by the total asset value of all investment categories, excluding the value of any third party interests in such assets.

36. Assumes payment of the full upfront sales charge at initial subscription (1.5% for Class D and Class D-2 shares; 3.5% for Class S, Class S-2, Class T and Class T-2 shares).

Index Definitions

An investment in BREIT is not a direct investment in real estate, and has material differences from a direct investment in real estate, including those related to fees and expenses, liquidity and tax treatment. BREIT's share price is subject to less volatility because its per share NAV is based on the value of real estate assets it owns and is not subject to market pricing forces as are the prices of the asset classes represented by the indices presented. Although BREIT's share price is subject to less volatility, BREIT shares are significantly less liquid than these asset classes, and are not immune to fluctuations. Private real estate is not traded on an exchange and will have less liquidity and price transparency. The value of private real estate may fluctuate and may be worth less than was initially paid for it.

The volatility and risk profile of the indices presented is likely to be materially different from that of BREIT including those related to fees and expenses, liquidity, safety, and tax features. In addition, the indices employ different investment guidelines and criteria than BREIT; as a result, the holdings in BREIT may differ significantly from the holdings of the securities that comprise the indices. The indices are not subject to fees or expenses, are meant to illustrate general market performance and it may not be possible to invest in the indices. The performance of the indices has not been selected to represent an appropriate benchmark to compare to BREIT's performance, but rather is disclosed to allow for comparison of BREIT's performance to that of well-known and widely recognized indices. A summary of the investment guidelines for the indices presented is available upon request. In the case of equity indices, performance of the indices reflects the reinvestment of dividends.

BREIT does not trade on a national securities exchange, and therefore, is generally illiquid. Your ability to redeem shares in BREIT through BREIT's share repurchase plan may be limited, and fees associated with the sale of these products can be higher than other asset classes. In some cases, periodic distributions may be subsidized by borrowed funds and include a return of investor principal. This is in contrast to the distributions investors receive from large corporate stocks that trade on national exchanges, which are typically derived solely from earnings. Investors typically seek income from distributions over a period of years. Upon liquidation, ROC may be more or less than the original investment depending on the value of assets. An investment in BREIT (i) differs from the Green Street. Commercial Property Price Index in that such index represents various private real estate values with differing sector concentrations (ii) differs from high yield bonds and the Bloomberg U.S. Corporate High Yield Index in that private real estate investments are not fixed-rate debt instruments and such bonds represent debt issued by corporations across a variety of issuers with varying pricing, terms and conditions, (iii) differs from the MSCI U.S. REIT Index in that BREIT is not a publicly traded U.S. Equity REIT, (iv) differs from the NFI-ODCE in that such index represents various private real estate funds with differing terms and strategies, and (v) differs from equities and the S&P 500 Index in that private real estate investments are not large or mid cap stocks and are not publicly traded.

- The Green Street Commercial Property Price Index ("CPPI") is a value-weighted time series of unleveraged U.S. commercial property values with an inception date of December 31, 1997. CPPI is shown to illustrate general market trends for informational purposes only, does not represent any specific investment and does not reflect how BREIT has performed or will perform in the future. The index captures the prices at which commercial real estate transactions are currently being negotiated and contracted, measuring price changes across select property types covered by Green Street Advisors. All Property Sector weights: retail (20%), apartments (15%), health care (15%), industrial (12.5%), office (12.5%), lodging (7.5%), data center (5%), net lease (5%), self-storage (5%), and manufactured home park (2.5%). Apartments refers to multifamily, lodging refers to hospitality.

- The MSCI U.S. REIT Index is a free float-adjusted market capitalization index that is comprised of equity REITs. The index is based on the MSCI USA Investable Market Index (IMI), its parent index, which captures large, mid and small cap securities. It represents about 99% of the U.S. REIT universe. The index is calculated with dividends reinvested on a daily basis.

- The NFI-ODCE is a capitalization-weighted, gross of fees, time-weighted return index with an inception date of December 31, 1977. Published reports also contain equal-weighted and net of fees information. Open-end funds are generally defined as infinite-life vehicles consisting of multiple investors who have the ability to enter or exit the fund on a periodic basis, subject to contribution and/or redemption requests, thereby providing a degree of potential investment liquidity. The term diversified core equity typically reflects lower risk investment strategies utilizing low leverage and is generally represented by equity ownership positions in stable U.S. operating properties diversified

Important Disclosure Information (cont'd)

across regions and property types. While funds used in the NFI-ODCE have characteristics that differ from BREIT (including differing management fees and leverage), BREIT's management feels that the NFI-ODCE is an appropriate and accepted index for the purpose of evaluating the total returns of direct real estate funds. Comparisons shown are for illustrative purposes only and do not represent specific investments. Investors cannot invest in this index. BREIT has the ability to utilize higher leverage than is allowed for the funds in the NFI-ODCE, which could increase BREIT's volatility relative to the index. Additionally, an investment in BREIT is subject to certain fees that are not contemplated in the NFI-ODCE.

- The S&P 500 Index is a market capitalization-weighted index that includes 500 stocks representing all major industries. Returns are denominated in U.S. dollars. The S&P 500 Index is a proxy of the performance of the broad U.S. economy through changes in aggregate market value. The S&P 500 Index is a widely used barometer of U.S. stock market performance. The key risk of the S&P 500 Index is the volatility that comes with exposure to the stock market.

Forward-Looking Statement Disclosure

This material contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as "outlook," "indicator," "believes," "expects," "potential," "continues," "identified," "may," "will," "could," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates", "confident," "conviction" or other similar words or the negatives thereof. These may include financial estimates and their underlying assumptions, statements about plans, objectives, intentions, and expectations with respect to positioning, including the impact of macroeconomic trends and market forces, future operations, repurchases, acquisitions, future performance and statements regarding identified but not yet closed acquisitions or dispositions and pre-leased but not yet occupied development properties. Such forward-looking statements are inherently subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in BREIT's prospectus and annual report for the most recent fiscal year, and any such updated factors included in BREIT's periodic filings with the SEC, which are accessible on the SEC's website at **www.sec.gov**. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or BREIT's public filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forwardlooking statements, whether as a result of new information, future developments or otherwise.



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10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____**

Commission File Number: 000-55931

Blackstone

Blackstone Real Estate Income Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland	81-0696966
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

345 Park Avenue
New York, New York 10154
(Address of principal executive offices) (Zip Code)

(212) 583-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act:
Title of Each Class
Class I Common Stock, $0.01 par value per share
Class S Common Stock, $0.01 par value per share
Class D Common Stock, $0.01 par value per share
Class T Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company.

See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant: There is currently no established public market for the Registrant's shares of common stock.

As of February 27, 2026, the registrant had the following shares outstanding (in thousands): 2,151,108 shares of Class I common stock, 1,189,247 shares of Class S common stock, 26,005 shares of Class S-2 common stock, 98,515 shares of Class D common stock, 3,912 shares of Class D-2 common stock, 32,399 shares of Class T common stock, 164 shares of Class T-2 common stock, 37,353 shares of Class C common stock, 4,317 shares of Class L common stock, 0 shares of Class L-2 common stock, and 0 shares of class F common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates information by reference from the registrant's definitive proxy statement with respect to its 2026 annual meeting of stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS; RISK FACTOR SUMMARY

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," "identify" or other similar words or the negatives thereof. These may include our financial estimates and their underlying assumptions, statements about plans, objectives, intentions and expectations with respect to positioning, including the impact of macroeconomic trends and market forces, future operations, repurchases, acquisitions, future performance, and statements identified but not yet disclosed acquisitions. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in this report, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our prospectus and other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

The following is a summary of principal risk factors that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth more fully in "Part I. Item 1A. Risk Factors".

- Since there is no public trading market for shares of our common stock, repurchase of shares by us is generally the only way to dispose of your shares. Our share repurchase plan, which is approved and administered by our board of directors, provides our stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares, and our board of directors may determine to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in its discretion. In addition, repurchases will be subject to available liquidity and other significant restrictions, including repurchase limitations that have in the past been, and may in the future be, exceeded, resulting in our repurchase of shares on a pro rata basis. Further, our board of directors has in the past made exceptions to the limitations in our share repurchase plan and may in the future, in certain circumstances, make exceptions to such repurchase limitations (or repurchase fewer shares than such repurchase limitations), or modify or suspend our share repurchase plan if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders, such as when repurchase requests would place an undue burden on our liquidity, adversely affect our operations or impose an adverse impact on us that would outweigh the benefit of repurchasing shares submitted for repurchase. Our board of directors cannot terminate our share repurchase plan absent a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

- Distributions are not guaranteed and may be funded from sources other than cash flow from operations, including, without limitation, borrowings, the sale of our assets, repayments of our real estate debt investments, return of capital or offering proceeds, and advances or the deferral of fees and expenses. We have no limits on the amounts we may fund from such sources.

- The purchase and repurchase price for shares of our common stock are generally based on our prior month's net asset value ("NAV") (subject to material changes as described above) and are not based on any public trading market. While there will be annual appraisals of our properties performed by independent third-party appraisal firms, the valuation of properties is inherently subjective and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

- We are dependent on BX REIT Advisors L.L.C. (the "Adviser") to conduct our operations, as well as the persons and firms the Adviser retains to provide services on our behalf. The Adviser will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and Other Blackstone Accounts, the allocation of time of its investment professionals and the substantial fees that we will pay to the Adviser.

- Principal and interest payments on any of our outstanding borrowings will reduce the amount of funds available for distribution or investment in additional real estate assets.

- There are limits on the ownership and transferability of our shares. See "Description of Capital Stock—Restrictions on Ownership and Transfer" in the prospectus for our public offering of shares of our common stock (the "Current Offering") (as amended and/or supplemented from time to time, the "Prospectus").

- We do not own the Blackstone name, but we are permitted to use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of Blackstone. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

- We intend to continue to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes. However, if we fail to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

- The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. The use of leverage involves a high degree of financial risk and will increase the exposure of our investments to adverse economic factors such as rising interest rates, downturns in the economy or deteriorations in the condition of our investments.

- Investing in commercial real estate assets involves certain risks, including but not limited to: tenants' inability to pay rent; increases in interest rates and lack of availability of financing; tenant turnover and vacancies; and changes in supply of or demand for similar properties in a given market.

- Recent concerns about the real estate market, changes in interest rates, elevated inflation, increased energy costs and geopolitical issues (including trade and other conflicts) have contributed to increased market volatility and may negatively impact the economy going forward. Our operating results will be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located, including changes with respect to rising vacancy rates or decreasing market rental rates; inability to lease space on favorable terms; bankruptcies, financial difficulties or lease defaults by our tenants, particularly for our tenants with net leases for large properties; elevated inflation, changes in interest rates and supply chain disruptions; market volatility and changes in government rules, regulations and fiscal policies, such as property taxes, zoning laws, limitations on rental rates, compliance costs with respect to environmental laws and the scaling back or termination of government contracts (such as the termination of the U.S. General Services Administration ("GSA") leases).

- Our portfolio is currently concentrated in certain industries and geographies, and, as a consequence, our aggregate return may be substantially affected by adverse economic or business conditions affecting that particular type of asset or geography.

- Competition for investment opportunities may reduce our profitability and the return on your investment.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update or revise any forward-looking statements included or incorporated by reference in this Annual Report on Form 10-K after the date hereof, either to conform them to actual results or to changes in our expectations. We urge you to carefully consider the foregoing summary together with the risks discussed in Part I., Item 1A. "Risk Factors" and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Website Disclosure

We use our website (www.breit.com) as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases and SEC filings. The contents of our website are not, however, a part of this Annual Report on Form 10-K.

PART I.

ITEM 1.   BUSINESS

References herein to "Blackstone Real Estate Income Trust," the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc., a Maryland corporation, and its subsidiaries unless the context specifically requires otherwise.

General Description of Business and Operations

BREIT invests primarily in stabilized, income-generating commercial real estate across asset classes in the United States and, to a lesser extent, outside the United States. We also invest to a lesser extent in real estate debt investments. Our objective is to bring Blackstone's leading institutional quality real estate investment platform to income focused investors. We are externally managed by the Adviser, a subsidiary of Blackstone Inc. ("Blackstone"). We were incorporated in Maryland on November 16, 2015. We are the sole general partner of BREIT Operating Partnership L.P. ("BREIT OP"), a Delaware limited partnership, and we own substantially all of our assets through BREIT OP. We currently operate our business in nine reportable segments: Rental Housing, Industrial, Net Lease, Data Centers, Hospitality, Self Storage, Retail, and Office properties, and Investments in Real Estate Debt. Rental Housing includes multifamily and other types of rental housing such as manufactured, student, affordable, and single family rental housing, as well as senior living.

BREIT is a non-listed, perpetual life real estate investment trust ("REIT"). We qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") for U.S. federal income tax purposes and generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As of February 27, 2026, we had received cumulative net proceeds of $80.2 billion from the sale of shares of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stock in our continuous public offering and private offerings, and units of BREIT OP. We have contributed the net proceeds from the sale of shares to BREIT OP in exchange for a corresponding number of Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C units. BREIT OP has primarily used the net proceeds to make investments in real estate and real estate debt and for other general corporate purposes (including to fund repurchase requests under our share repurchase plan from time to time) as further described below under "Investment Portfolio." We intend to continue selling shares of our common stock on a monthly basis through our continuous public offering and private offerings.

In November 2025, BREIT and BREIT OP commenced a program (the "DST Program") to issue and sell beneficial interests ("DST Interests") in specific Delaware statutory trusts (the "DSTs") holding real properties (the "DST Properties") through private offerings. These DST Interests will be issued and sold to "accredited investors" as that term is defined under Regulation D promulgated by the SEC under the Securities Act of 1933, as amended (the "Securities Act") in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the "DST Offerings").

Under the DST Program, each DST Property may be sourced from our real properties or acquired from third parties, will be held in a separate DST, and will be leased by the DST to a wholly-owned subsidiary of BREIT OP under a master lease agreement. In accordance with the master lease, we are responsible for subleasing the DST Properties and for covering all costs associated with operating the underlying DST Properties. Each master lease agreement will be guaranteed by BREIT OP, which will retain a fair market value purchase option (the "FMV Option"), giving BREIT OP the right, but not the obligation, to acquire the DST Interests in the applicable DST from the DST investors any time during a defined period in exchange for BREIT OP units or, in certain cases, a combination of BREIT OP units and cash. After a one-year holding period, investors who acquire BREIT OP units pursuant to the FMV Option have a right to cause BREIT OP to redeem all or a portion of their OP units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

Our Adviser

We are externally managed by our Adviser, and pursuant to the advisory agreement between us and the Adviser (the "Advisory Agreement"), we have delegated to the Adviser the authority to source, evaluate and monitor our investment opportunities and to make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, as well as provide us with our executive management team. Our board of directors will at all times have oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure.

Our Adviser is a part of Blackstone's alternative asset management business, which is the world's largest alternative asset manager. Blackstone's assets under management include investment vehicles focused on private equity, real estate, public debt and equity, infrastructure, life sciences, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Through its different businesses, Blackstone had total assets under management of $1.3 trillion as of December 31, 2025.

In connection with the performance of its duties, our Adviser benefits from the resources, relationships, and expertise of the 787 professionals in Blackstone's global real estate group. Blackstone has built the world's preeminent global real estate business with $319.3 billion of investor capital under management as of December 31, 2025. Blackstone's real estate group ("Blackstone Real Estate") provides the benefit of proven experience navigating market cycles, a vast portfolio that provides real time data insights, a disciplined investment approach with centralized decision making and deep industry expertise and relationships.

Our chief executive officer, chief financial officer, and other executive officers are senior Blackstone Real Estate professionals. Our Adviser, our executive officers, and other personnel supplied to us by our Adviser are each not obligated to dedicate any specific amount of time to our business. Our Adviser is subject to the supervision and oversight of our board of directors and has only such functions and authority as our board of directors delegates to it. Pursuant to the Advisory Agreement, our Adviser is entitled to receive a base management fee and expense reimbursements. In addition, BREIT Special Limited Partner L.P. (the "Special Limited Partner"), a wholly-owned subsidiary of Blackstone, is entitled to receive a performance participation allocation. See Note 10 to our consolidated financial statements and Item 13 "Certain Relationships and Related Transactions, and Director Independence" in this Annual Report on Form 10-K for more detail on the terms of the Advisory Agreement.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

- provide attractive current income in the form of regular, stable cash distributions;

- preserve and protect invested capital;

- realize appreciation in NAV from proactive investment management and asset management; and

- provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to private markets, including private commercial real estate which offers lower observed volatility than public real estate companies.

Investment Strategy

Our investment strategy is to acquire primarily stabilized, income-generating commercial real estate across asset classes in the United States and, to a lesser extent, outside the United States. We also invest to a lesser extent in real estate debt investments.

Our investment strategy seeks to capitalize on Blackstone's scale and the real-time information provided by its real estate holdings to identify and acquire our target investments at attractive pricing. We also seek to benefit from Blackstone's reputation and ability to transact at scale with speed and certainty, and its long-standing and extensive relationships in the real estate industry.

Our investments in primarily stabilized, income-generating U.S. commercial real estate focus on a range of asset types. These may include rental housing, industrial, data centers, net lease, hospitality, self storage, retail and office assets, as well as other sectors. For a breakdown of our portfolio by asset type, see the "Investments in Real Estate" section below.

Our real estate debt investment strategy is focused on generating current income and contributing to our overall net returns. Alongside our credit facilities and operating cash flow, our real estate debt investments may provide an additional source of liquidity. These liquidity sources are collectively used for cash management, satisfying stock repurchases under our share repurchase plan and other purposes. We use the Blackstone Real Estate Debt Strategies team to assist in this portion of the portfolio. The Blackstone Real Estate Debt Strategies team leverages the competitive advantages of the broader Blackstone Real Estate platform and its own proprietary investment models to seek attractive real estate debt investment opportunities throughout the capital structure.

Investments in Real Estate

We invest primarily in stabilized, income-generating commercial real estate across asset classes in the United States and, to a lesser extent, outside the United States. We may also invest in equity of public and private real estate-related companies, including real estate-related operating companies. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned as well as develop properties and make investments in other real assets such as infrastructure.

We do not designate specific geography or sector allocations for the portfolio; rather, we intend to invest in regions or asset classes where we see the best opportunities that support our investment objectives.

The following charts further describe the diversification of our investments in real estate based on fair value as of December 31, 2025:



Property Sector¹
Hospitality 2%
Retail 2%
Self Storage 1%
Office 3%
Net Lease 5%
Data Centers 21%
Rental Housing 44%
Industrial 22%

Region Concentration¹
Non-U.S. 5%
Midwest 11%
South 36%
East 20%
West 28%

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1 "Property Sector" weighting is measured as the asset value of real estate investments for each sector category divided by the asset value of all real estate investments, excluding the value of any third-party interests in such real estate investments. "Region Concentration" represents regions as defined by the National Council of Real Estate Fiduciaries ("NCREIF") and the weighting is measured as the asset value of our real estate properties for each regional category divided by the asset value of all real estate properties, excluding the value of any third-party interests in such real estate properties. "Non-U.S." reflects investments in Europe and Canada. "Real estate investments" include wholly-owned property investments, BREIT's share of property investments held through joint ventures and equity in public and private real estate-related companies.

The following map identifies the top markets of our real estate portfolio composition based on fair value as of December 31, 2025:



The select states highlighted represent BREIT's top three states by portfolio weighting. Portfolio weighting is measured as the asset value of real estate properties for each state divided by the total asset value of all real estate properties, excluding the value of any third party interests in such real estate investments. Sunbelt refers to ~65% concentration in the South and West regions of the U.S. as defined by NCREIF. BREIT is invested in additional states that are not highlighted above.

As of December 31, 2025, we owned, in whole or in part, a diversified portfolio of income producing assets comprising 4,483 properties and 63,918 single family rental homes concentrated in growth markets primarily focused in Rental Housing, Industrial, Data Centers properties, and to a lesser extent Net Lease, Office, Hospitality, Retail, and Self Storage properties.

Investments in Real Estate Debt

Our real estate debt investments focus on non-distressed public and private real estate debt, including, but not limited to, commercial mortgage-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS") and other residential credit, real estate-related corporate credit, mortgages, mezzanine and other loans, interests of collateralized debt obligation and collateralized loan obligation vehicles and equity interests in public and private entities that invest in real estate debt as one of their core businesses, and may also include derivatives. Our investments in real estate debt will be focused in the United States, but also include investments issued or backed by real estate in countries outside the United States.

Borrowing Policies

We use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio, and enhances the return on our equity capital. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio is approximately 60%. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt, net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances, will not be included as part of the calculation above. Our leverage ratio would be higher if the indebtedness on our real estate debt investments and pro rata share of debt within our unconsolidated investments were taken into account.

Our real estate debt portfolio has embedded leverage through the use of reverse repurchase agreements and similar financings, and may also have embedded leverage through the use of derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps. During times of increased investment and capital markets activity, but subject to the limitation on indebtedness for money borrowed in our charter described below, we may employ greater leverage in order to quickly build a broader portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or our Operating Partnership. We currently have secured and unsecured lines of credit from third parties and an uncommitted line of credit from an affiliate of Blackstone. We may decide to seek to obtain additional lines of credit under which we would reserve borrowing capacity. Borrowings under current or any future lines of credit may be used to fund acquisitions, repurchase shares, or for any other corporate purpose.

Under our charter, we have a limitation that precludes us from borrowing in excess of 300% of the cost of our net assets, which approximates borrowing 75% of the cost of our investments (unless a majority of our independent directors approves any borrowing in excess of the limit and we disclose the justification for doing so to our stockholders), but such restriction does not restrict the amount of indebtedness we may incur with respect to any individual property or portfolio.

For an overview of our borrowings, see Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Taxation of the Company

We elected to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 2017. We generally must distribute annually at least 90% of our taxable net income, subject to certain adjustments and excluding any net capital gain, in order for U.S. federal income tax not to apply to our earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our net taxable income, we will be subject to U.S. federal income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

Our qualification as a REIT also depends on our ability to meet various other requirements imposed by the Code, which relate to organizational structure, diversity of stock ownership, and certain restrictions with regard to the nature of our assets and the sources of our income. Even if we qualify as a REIT, we may be subject to certain U.S. federal income and excise taxes and state and local taxes on our income and assets. If we fail to maintain our qualification as a REIT for any taxable year, we may be subject to material penalties as well as federal, state, and local income tax on our taxable income at regular corporate rates and we would not be able to qualify as a REIT for the subsequent four full taxable years.

Furthermore, we have one or more taxable REIT subsidiaries ("TRSs") that pay federal, state, and local income tax on their net taxable income. See Item 1A—"Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items" for additional tax status information.

Governmental Regulations

As an owner of real estate, our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which include, among other things: (i) federal and state securities laws and regulations; (ii) federal, state and local tax laws and regulations, (iii) state and local laws relating to real property; (iv) federal, state and local environmental laws, ordinances, and regulations, and (v) various laws relating to housing, including permanent and temporary rent control and stabilization laws, the Americans with Disabilities Act of 1990 and the Fair Housing Amendment Act of 1988, among others.

Compliance with the federal, state and local laws described above has not had a material adverse effect on our business, assets, results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Competition

We face competition from various entities for investment opportunities, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by our Adviser and its affiliates, particularly those with investment strategies that overlap with ours, will seek competing investment opportunities under Blackstone's prevailing policies and procedures.

In the face of this competition, we have access to our Adviser's and Blackstone's professionals and their industry expertise and relationships, which we believe provide us with a competitive advantage and help us source, evaluate and compete for potential investments. We believe these relationships will enable us to compete more effectively for attractive investment opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see Item 1A—"Risk Factors—Risks Related to Our Investment Activities."

Sustainability

As an externally managed company, BREIT's day-to-day operations are managed by our Adviser and our executive officers under the oversight of our board of directors. Our executive officers are senior Blackstone Real Estate professionals and our Adviser is a subsidiary of Blackstone and part of Blackstone Real Estate. As such, many of the sustainability initiatives undertaken by Blackstone may be relevant to our business and certain of the business decisions made on our behalf by employees of our Adviser to deliver returns for its investors. Blackstone's sustainability efforts are anchored in the goal of generating strong returns for investors in furtherance of its fiduciary duty. Blackstone also has a dedicated Global Real Estate Sustainability team that works closely with Blackstone Real Estate asset management teams across the globe to build on existing sustainability efforts and scale them in the firm's global real estate portfolio. The Global Real Estate Sustainability team also works with certain of the Real Estate team's portfolio companies to drive long-term value through sustainability practices, energy efficiency and decarbonization at scale.

Human Capital

We have no employees other than those employed by the management companies that were acquired in connection with the acquisitions of the April Housing Portfolio, Preferred Apartment Communities Portfolio and the American Campus Communities Portfolio, none of whom are executive officers of the Company or are involved in the management of the Company. Our operations are conducted by our Adviser.

Conflicts of Interest

We are subject to conflicts of interest arising out of our relationship with Blackstone, including our Adviser and its affiliates. See Item 1A — "Risk Factors — Risks Related to Conflicts of Interest."

Available Information

Stockholders may obtain copies of our filings with the SEC, free of charge from the website maintained by the SEC at www.sec.gov or from our website at *www.breit.com*.

We are providing the address to our website solely for the information of investors. The information on our website is not a part of, nor is it incorporated by reference into, this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

You should specifically consider the following material risks in addition to the other information contained in this Annual Report on Form 10-K. The occurrence of any of the following risks might have a material adverse effect on our business and financial condition. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements. As used herein, the term "you" refers to our current stockholders or potential investors in our common stock, as applicable.

Risks Related to Our Organizational Structure

We have held most of our current investments for only a limited period of time and you will not have the opportunity to evaluate our future investments before we make them, which makes your investment more speculative.

We have held most of our current investments for a limited period of time and are not able to provide you with information to assist you in evaluating the merits of any specific properties or real estate debt that we may acquire in the future, except for investments that may be described in one or more supplements to the Prospectus. Because we have not held certain of our current investments for a long period of time, it may be difficult for you to evaluate our success in achieving our investment objectives. We will continue to seek to invest substantially all of the future net offering proceeds from the Current Offering and certain private offerings, after the payment of fees and expenses, in the acquisition of or investment in interests in properties and real estate debt. However, because you will be unable to evaluate the economic merit of our future investments before we make them, you will have to rely entirely on the ability of the Adviser to select suitable and successful investment opportunities. Furthermore, the Adviser has broad discretion in selecting the types of properties we will invest in and the tenants of those properties, and you will not have the opportunity to evaluate potential investments. These factors increase the risk that your investment may not generate returns comparable to other real estate investment alternatives.

We disclose funds from operations ("FFO"), adjusted funds from operations ("AFFO"), and funds available for distribution ("FAD"), each a non-U.S. Generally Accepted Accounting Policies ("GAAP") financial measure, in communications with investors, including documents filed with the SEC. However, these measures are not equivalent to our net income or loss as determined under GAAP, and do not represent a complete measure of our financial position and results of operations.

We use, and we disclose to investors, FFO, AFFO and FAD, which are considered non-GAAP financial measures. For a discussion of these measures, including definitions, reconciliation to GAAP net income (loss), and the inherent limitations of FFO, AFFO and FAD, see "Selected Information Regarding Our Operations – Funds from Operations and Adjusted Funds from Operations and Funds Available for Distributions." FFO, AFFO, and FAD should not be considered more relevant or accurate than GAAP net income (loss) in evaluating our operating performance. In addition, FFO, AFFO, and FAD should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO, AFFO, and FAD are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. In addition, our methodology for calculating AFFO and FAD may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported AFFO and FAD may not be comparable to the AFFO and FAD reported by other companies. Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and AFFO.

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the years ended December 31, 2025 and 2024, we had net loss attributable to our stockholders of $3.3 billion and $890.5 million, respectively. As of December 31, 2025 and 2024, we had an accumulated loss of approximately $8.2 billion and $4.9 billion, respectively, which largely reflects real estate depreciation and amortization expense in accordance with GAAP. For the years ended December 31, 2025 and 2024, depreciation and amortization expense was approximately $3.2 billion and $3.6 billion, respectively. For the years ended December 31, 2025 and 2024, our FAD was $1.1 billion and $1.2 billion, respectively.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics that exclude real estate-related depreciation and amortization, including FAD, as an additional meaningful non-GAAP supplemental disclosure to provide information for evaluating our operating results. See "Selected Information Regarding our Operations— Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution" for reconciliations of FAD to GAAP net loss attributable to common stockholders and for considerations on how to review this metric.

The Adviser manages our portfolio pursuant to very broad investment guidelines and generally is not required to seek the approval of our board of directors for each investment, financing or asset allocation decision made by it, which may result in our making riskier investments and which could adversely affect our results of operations and financial condition.

Our board of directors approved very broad investment guidelines that delegate to the Adviser the authority to execute acquisitions and dispositions of real estate and real estate debt on our behalf, so long as such acquisitions or dispositions are consistent with the investment guidelines and our charter. The Adviser will implement on our behalf the strategies and discretionary approaches it believes from time to time may be best suited to prevailing market conditions in furtherance of that purpose, subject to the limitations under our investment guidelines and our charter. There can be no assurance that the Adviser will be successful in implementing any particular strategy or discretionary approach to our investment activities. Furthermore, the diversification and type of investments may differ substantially from our prior investments. For example, future investments may focus on different sectors of real estate or different geographic areas than is the case for our current investment portfolio. Our board of directors reviews our investment guidelines on an annual basis (or more often as it deems appropriate) and reviews our investment portfolio periodically. Pre-approval of our board of directors or a committee of independent directors will be required only as set forth in our charter (including for transactions with affiliates of the Adviser) or for the acquisition or disposition of assets that are not in accordance with our investment guidelines. In addition, in conducting periodic reviews, our directors rely primarily on information provided to them by the Adviser. Furthermore, transactions entered into on our behalf by the Adviser may be costly, difficult or impossible to unwind when they are subsequently reviewed by our board of directors.

There is currently no public trading market for shares of our common stock; therefore, your ability to dispose of your shares will likely be limited to repurchase by us. If you do sell your shares to us, you may receive less than the price you paid.

There is no current public trading market for shares of our common stock, and we do not expect that such a market will ever develop. Therefore, repurchase of shares by us will likely be the only way for you to dispose of your shares, and such repurchases are limited by the share repurchase plan. We expect to continue to repurchase shares at a price equal to the transaction price of the class of shares being repurchased on the date of repurchase (which will generally be equal to our prior month's NAV per share) and not based on the price at which you initially purchased your shares, except that, subject to limited exceptions, shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price. As a result, you may receive less than the price you paid for your shares when you sell them to us pursuant to our share repurchase plan. See Item 5—"Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Share Repurchases."

Your ability to have your shares repurchased through our share repurchase plan is limited. We may choose to repurchase fewer shares than have been requested to be repurchased, in our discretion at any time, and the amount of shares we may repurchase is subject to limitations overseen by our board of directors. Our board of directors may make exceptions to the limitations in our share repurchase plan (or repurchase fewer shares than such repurchase limitations), or modify or suspend our share repurchase plan if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders.

We may choose to repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase plan, which is approved and administered by our board of directors, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In addition, the aggregate NAV of total repurchases (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) is limited, in any calendar month, to no more than 2% of our aggregate NAV (measured using the aggregate NAV as of the end of the immediately preceding month) and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV (measured using the average aggregate NAV at the end of the immediately preceding three months). For the avoidance of doubt, both of these limits are assessed each month in a calendar quarter. We have in the past received, and may in the future receive, repurchase requests that exceed the limits under our share repurchase plan, and we have in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. For example, in the past, we have experienced periods of prorated fulfillment of repurchase requests, in accordance with the limitations specified in our share repurchase plan. In such case, we accepted repurchase requests from each investor up to such repurchase limitations. Further, our board of directors has in the past made exceptions to the limitations in our share repurchase plan and may in the future, in certain circumstances, make exceptions to such repurchase limitations (or repurchase fewer shares than such repurchase limitations), or modify or suspend our share repurchase plan if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders. Our board of directors cannot terminate our share repurchase plan absent a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.

In addition, as of the date of this Annual Report on Form 10-K, a single investor owns approximately 9% of our total outstanding shares of common stock which ownership interest may increase under the terms of this investor's investment in us. Although this investor is required to submit repurchase requests pursuant to our share repurchase plan ratably over a 24-month period, a repurchase request by this investor or any other significant holder in the future could cause us to reach the limits of our share repurchase plan more quickly than we would have otherwise and may adversely impact the ability of other stockholders to have their shares repurchased.

The vast majority of our assets consist of properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Should repurchase requests, in our board of directors' judgment, place an undue burden on our liquidity, adversely affect our operations or impose an adverse impact on us as a whole, or should our board of directors otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing our shares is in the best interests of us as a whole, then our board of directors may determine to repurchase fewer shares than have been requested to be repurchased (including relative to the 2% monthly limit and 5% quarterly limit under our share repurchase plan), or none at all. Upon suspension of our share repurchase plan, our share repurchase plan requires our board of directors to consider at least quarterly whether the continued suspension of the plan is in the best interest of us and its stockholders; however, we are not required to authorize the recommencement of the share repurchase plan within any specified period of time. As a result, a stockholder's ability to have their shares repurchased by us has been limited in the past, and may be limited in the future, and at times stockholders have not been able to, and may not in the future be able to, liquidate their investment. See Item 5—"Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Share Repurchases."

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Events affecting economic conditions in the United States and/or elsewhere or globally, such as the general negative performance of the real estate sector (including as a result of inflation or higher interest rates), market volatility, trade conflict, civil unrest, national and international security events, geopolitical events, military conflicts and war (including conflicts in the Middle East and Ukraine), extreme weather events (including climate change, hurricanes, wild fires, earthquakes or floods) or the spread of infectious illnesses, pandemics or other public health emergencies, could cause our stockholders to seek the repurchase of their shares pursuant to our share repurchase plan at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting repurchase requests, our cash flow and liquidity could be materially adversely affected, and we may incur additional leverage. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

In addition, stockholders have and may continue to seek to repurchase some or all of the shares of our common stock that they hold. A significant volume of repurchase requests in a given period has in the past and may in the future cause requests to exceed the 2% monthly and 5% quarterly limits under our share repurchase plan, resulting in less than the full amount of repurchase requests being satisfied in such period.

We face risks associated with the deployment of our capital.

In light of the nature of our continuous public offering as well as ongoing and periodic private offerings in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying and purchasing suitable investments on attractive terms, there could be a delay between the time we receive net proceeds from the sale of shares of our common stock in the Current Offering or any private offering and the time we invest the net proceeds. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our stockholders that may be invested in money market accounts or other similar temporary investments, each of which is subject to management fees.

In the event we are unable to find suitable investments such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to you. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our common stock or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.

If we are unable to successfully integrate new investments and manage our growth, our results of operations and financial condition may suffer.

We have in the past and may in the future significantly increase the size and/or change the types of investments in our portfolio. We may be unable to successfully and efficiently integrate newly acquired investments into our existing portfolio or otherwise effectively manage our assets or growth. In addition, increases in the size of our investment portfolio and/or changes in our investment focus may place significant demands on our Adviser's administrative, operational, asset management, financial and other resources which could lead to decreased efficiency. Any failure to effectively manage such growth or increase in scale could adversely affect our results of operations and financial condition.

The amount and source of distributions we may make to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

We have not established a minimum distribution payment level, and our ability to make distributions to our stockholders may be adversely affected by a number of factors, including the risk factors described in this Annual Report on Form 10-K. We may not generate sufficient income to make distributions to our stockholders. Our board of directors (or a committee of our board of directors) will make determinations regarding distributions based upon, among other factors, our financial performance, debt service obligations, debt covenants, REIT qualification and tax requirements and capital expenditure requirements. Among the factors that could impair our ability to make distributions to our stockholders are:

- our inability to invest the proceeds from sales of our shares on a timely basis in income-generating properties;
- our inability to realize attractive risk-adjusted returns on our investments;
- high levels of repurchase requests under our share repurchase plan for a prolonged period of time, which could lead to the disposition of investments to generate liquidity to satisfy repurchase requests;
- high levels of expenses or reduced revenues that reduce our cash flow or non-cash earnings; and
- defaults in our investment portfolio or decreases in the value of our investments.

As a result, we may not be able to make distributions to our stockholders at any time in the future, and the level of any distributions we do make to our stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the value of your investment.

We may pay distributions from sources other than our cash flow from operations, including, without limitation, borrowings, the sale of our assets, repayments of our real estate debt investments, return of capital or offering proceeds, and advances or the deferral of fees and expenses, and we have no limits on the amounts we may fund from such sources.

We may not generate sufficient cash flow from operations to fully fund distributions to stockholders. Therefore, we may fund distributions to our stockholders from sources other than cash flow from operations, including, without limitation, borrowings, the sale of our assets, repayments of our real estate debt investments, return of capital or offering proceeds, and advances or the deferral of fees and expenses. The extent to which we fund distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the Adviser elects to receive its management fee in shares of our common stock and/or Operating Partnership units and the Special Limited Partner elects to receive distributions on its performance participation interest in Operating Partnership units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate debt portfolio. Funding distributions from borrowings, the sale of our assets, repayments of our real estate debt investments, return of capital or offering proceeds, and advances or the deferral of fees and expenses will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We may be required to continue to fund our regular distributions from a combination of some of these sources if our investments fail to perform, if expenses are greater than our revenues or due to numerous other factors. We cannot predict when, if ever, distribution payments sourced from borrowings and from proceeds may occur, and an extended period of such payments would likely be unsustainable. We have not established a limit on the amount of our distributions that may be funded from any of these sources.

To the extent we borrow funds to pay distributions, we would incur borrowing costs and these borrowings would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and adversely impact the value of your investment.

We may also defer operating expenses or pay expenses (including the fees of the Adviser or distributions to the Special Limited Partner) with shares of our common stock or Operating Partnership units in order to preserve cash flow for the payment of distributions. The ultimate repayment of these deferred expenses could adversely affect our operations and reduce the future return on your investment. We may repurchase shares or redeem Operating Partnership units from the Adviser or the Special Limited Partner shortly after issuing such shares or units as compensation. The payment of expenses in shares of our common stock or with Operating Partnership units will dilute your ownership interest in our portfolio of assets. There is no guarantee any of our operating expenses will be deferred and the Adviser and Special Limited Partner are under no obligation to receive future fees or distributions in shares of our common stock or Operating Partnership units and may elect to receive such amounts in cash.

Payments to the Adviser or the Special Limited Partner in the form of common stock or Operating Partnership units they elect to receive in lieu of fees or distributions will dilute future cash available for distribution to our stockholders.

The Adviser or the Special Limited Partner may choose to receive, and have in the past received, shares of our common stock or Operating Partnership units in lieu of certain fees or distributions. The holders of all Operating Partnership units are entitled to receive cash from operations pro rata with the distributions being paid to us and such distributions to the holder of the Operating Partnership units will reduce the cash available for distribution to us and to our stockholders. Furthermore, under certain circumstances the Operating Partnership units held by the Adviser or the Special Limited Partner are required to be repurchased, in cash at the holder's election, and there may not be sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, offering proceeds or other sources to make the payment, which will reduce cash available for distribution to you or for investment in our operations. The Special Limited Partner may receive such distributions of units related to its performance participation interest quarterly, and the frequency of repurchases of units from the Special Limited Partner may increase compared to prior periods in which such distributions were payable to the Special Limited Partner on an annual basis. Although the Special Limited Partner is required to pay a Quarterly Shortfall Obligation (as defined below) with respect to units received in connection with distributions of Quarterly Allocations (as defined below), there is no guarantee this Quarterly Shortfall Obligation will adequately offset the dilutive impacts on us. Repurchases of our shares or Operating Partnership units from the Adviser paid to the Adviser as a management fee are not subject to the monthly and quarterly volume limitations or the Early Repurchase Deduction, and such repurchases may receive priority over other shares submitted for repurchase during such period. The amount of Operating Partnership units issued to the Special Limited Partner may be significant, particularly during periods in which the value of our real estate portfolio appreciates, resulting in higher performance participation allocation. Repurchases of our shares or Operating Partnership units from the Special Limited Partner distributed to the Special Limited Partner with respect to its performance participation interest are not subject to the Early Repurchase Deduction, but such repurchases are subject to the monthly and quarterly volume limitations and do not receive priority over other shares submitted for repurchase during such period.

Purchases and repurchases of shares of our common stock are not made based on the current NAV per share of our common stock.

Generally, our offering price per share and the price at which we make repurchases of our shares will equal the NAV per share of the applicable class as of the last calendar day of the prior month, plus, in the case of our offering price, applicable upfront selling commissions and dealer manager fees. The NAV per share, if calculated as of the date on which you make your subscription request or repurchase request, may be significantly different than the transaction price you pay or the repurchase price you receive. Certain of our investments or liabilities are subject to high levels of volatility from time to time and could change in value significantly between the end of the prior month as of which our NAV is determined and the date that you acquire or repurchase our shares, however the prior month's NAV per share will generally continue to be used as the transaction price per share and repurchase price per share. In exceptional circumstances, we may in our sole discretion, but are not obligated to, offer and repurchase shares at a different price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month and we believe an updated price is appropriate. In such exceptional cases, the transaction price and the repurchase price will not equal our NAV per share as of any time.

Valuations and appraisals of our real estate and real estate debt are estimates of fair value and may not necessarily correspond to realizable value.

For the purposes of calculating our monthly NAV, our properties will generally initially be valued at cost, which we expect to represent fair value at that time. The Adviser will then value our properties monthly, based on current material market data and other information deemed relevant, with review for reasonableness each month by an independent valuation advisor. Each property will be valued by an independent third-party appraisal firm annually. Annual appraisals may be delayed for a short period in exceptional circumstances. Concurrent with the appraisal process, the Adviser will value each property and, taking into account the appraisal, among other factors, will determine the appropriate valuation within the range provided by the independent third-party appraisal firm.

Investments in real estate debt and other securities with readily available market quotations will be valued monthly at fair market value. Certain investments, such as mortgages, mezzanine loans, preferred equity or private company investments, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by the Adviser within the first three full months after we invest in such investment and no less than quarterly thereafter. Additionally, the Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. For more information regarding our valuation process, see "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus.

Although monthly valuations of each of our real properties will be reviewed for reasonableness by an independent valuation advisor, such reviews are based on asset- and portfolio-level information provided by the Adviser, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real property, which information will not be independently verified by the independent valuation advisor. Similarly, each month, the independent valuation advisor will review for reasonableness our quarterly valuations (and our monthly updates of such valuations) of our real estate debt and other securities for which market quotations are not readily available. However, such valuations are based on information provided by the Adviser, which information will not be verified by the independent valuation advisor. While the independent valuation advisor is responsible for reviewing our property and certain real estate debt and other securities valuations as set forth in our valuation guidelines, the independent valuation advisor is not responsible for, and does not calculate, our NAV, and the Adviser is ultimately and solely responsible for the determination of our NAV.

Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties and certain of our investments will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and other investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Adviser and the independent valuation advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.

There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares of common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to the Adviser and Blackstone Securities Partners L.P. (the "Dealer Manager"), an affiliate of the Adviser, to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price you will pay for shares of our common stock in the Current Offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase plan are generally based on our prior month's NAV per share, you may pay more than realizable value or receive less than realizable value for your investment. To the extent the price at which purchases and repurchases of our shares is different from the realizable value of our assets on the date of purchase and repurchase, current stockholders may experience economic dilution with respect to their ownership interest in us.

Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

We anticipate that the annual appraisals of our properties will be conducted on a rolling basis, such that properties may be appraised at different times but each property would be appraised at least once per year. In addition, all of our single family rental housing properties will be appraised at the same time on an annual basis. When these appraisals are considered by the Adviser for purposes of valuing the relevant property, there may be a material change in our NAV per share amounts for each class of our common stock from those previously reported. These changes in a property's value may be as a result of property-specific events or as a result of more general changes to real estate values resulting from local, national or global economic changes. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the NAV per share amounts. We will not retroactively adjust the NAV per share of each class reported for the previous month. Therefore, because a new annual appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to take into consideration the new appraisal or actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur in the month the adjustment is made.

It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.

The Adviser's determination of our monthly NAV per share will be based in part on appraisals of each of our properties provided annually by independent third-party appraisal firms and quarterly valuations of our real estate debt and other securities for which market prices are not readily available provided by the Adviser and reviewed by an independent valuation advisor, each in accordance with valuation guidelines approved by our board of directors. As a result, our published NAV per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent appraisal or valuation. The Adviser will review appraisal reports and monitor our real estate and real estate debt, and is responsible for notifying the applicable independent valuation advisor of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the real estate valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our real estate and real estate debt or liabilities between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor or to the detriment of either stockholders who repurchase their shares, or stockholders who buy new shares, or existing stockholders.

NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.

The methods used by our Adviser and State Street Bank and Trust Company ("State Street") or its affiliates to calculate our monthly NAV, including the components used in calculating our NAV, are not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating our NAV, and our NAV is not audited by our independent registered public accounting firm. We calculate and publish NAV monthly solely for purposes of establishing the price at which we sell and repurchase shares of our common stock on a monthly basis, and you should not view our monthly NAV, on its own, as a measure of our historical or future financial condition or performance. The components and methodology used in calculating our NAV may differ from those used by other companies now or in the future.

In addition, calculations of our NAV, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with GAAP. These valuations may differ from liquidation values that could be realized in the event that we were forced to sell assets.

Additionally, errors may occur in calculating our NAV, which could impact the price at which we sell and repurchase shares of our common stock and the amount of the Adviser's management fee and the Special Limited Partner's performance participation interest. The Adviser has implemented certain policies and procedures to address such errors in NAV calculations. If such errors were to occur, the Adviser, depending on the circumstances surrounding each error and the extent of any impact the error has on the price at which shares of our common stock were sold or repurchased or on the amount of the Adviser's management fee or the Special Limited Partner's performance participation interest, may determine in its sole discretion to take certain corrective actions in response to such errors, including, subject to Blackstone's policies and procedures, making adjustments to prior NAV calculations. You should carefully review the disclosure of our valuation policies and how NAV will be calculated under "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus.

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a "control premium" for his or her shares.

Corporations incorporated under Maryland law with a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and at least three independent directors are permitted to elect to be subject, by a charter or bylaw provision or a resolution of its board of directors and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

- staggering the board of directors into three classes;

- requiring a two-thirds vote of stockholders to remove directors;

- providing that only the board of directors can fix the size of the board;

- providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

- providing for a majority requirement for the calling by stockholders of a special meeting of stockholders.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for stockholders' shares. In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in our charter and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three nor more than 15. We have not elected to be subject to any of the other provisions described above, but our charter does not prohibit our board of directors from opting into any of these provisions in the future.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an "interested stockholder" (which is defined as (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock or (2) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock) or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. A person is not an interested stockholder if our board of directors approved in advance the transaction by which such stockholder would otherwise have become an interested stockholder. In approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by our board of directors. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

- 80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and

- two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority voting provisions do not apply if, among other things, our stockholders receive a minimum price (as defined in the Maryland General Corporation Law (the "MGCL")) for their common stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination involving us and any person, including Blackstone, the Dealer Manager and the Adviser, from the provisions of this law, provided that such business combination is first approved by our board of directors.

Our charter permits our board of directors to authorize us to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our board of directors is permitted, subject to certain restrictions set forth in our charter, to authorize the issuance of shares of preferred stock without stockholder approval. Further, our board of directors may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a "control share acquisition."

The Maryland Control Share Acquisition Act provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions. The control share acquisition statute does not apply: (1) to shares acquired in a merger, consolidation or statutory share exchange if the Maryland corporation is a party to the transaction; or (2) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future. For a more detailed discussion on the Maryland laws governing control share acquisitions, see "Certain Provisions of Maryland Law and Our Charter and Bylaws—Control Share Acquisitions" in the Prospectus.

Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, our charter generally limits the personal liability of our directors and officers for monetary damages subject to certain limitations of the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 and amended on September 7, 2025 (the "NASAA REIT Guidelines") and Maryland law. Maryland law and our charter provide that no director or officer shall be liable to us or our stockholders for monetary damages unless the director or officer (1) actually received an improper benefit or profit in money, property or services or (2) was actively and deliberately dishonest as established by a final judgment as material to the cause of action. Moreover, our charter generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Further, we have entered into separate indemnification agreements with each of our officers and directors. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses. In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify our directors or officers, or the Adviser and its affiliates, for any liability or loss suffered by them or hold our directors or officers, the Adviser and its affiliates harmless for any liability or loss suffered by us, unless they have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by our non-independent directors, the Adviser and its affiliates, or gross negligence or willful misconduct by our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the stockholders. See "Management—Limited Liability and Indemnification of Directors, Officers, the Adviser and Other Agents" in the Prospectus.

Maryland law limits our stockholders' ability to amend our charter or dissolve us without the approval of our board of directors.

Although the NASAA REIT Guidelines indicate that stockholders are permitted to amend our charter or terminate us without the necessity for concurrence by our board of directors, we are required to comply with the MGCL, which provides that any amendment to our charter or any dissolution of our company must first be declared advisable by our board of directors. Therefore, our stockholders may vote to authorize the amendment of our charter or the dissolution of our company, but only after such action has been declared advisable by our board of directors. Accordingly, the only proposals to amend our charter or to dissolve our company that will be presented to our stockholders will be those that have been declared advisable by our board of directors and also require approval by our stockholders.

Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if the Operating Partnership issues additional units.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 17,400,000,000 shares of capital stock, of which 17,300,000,000 shares are classified as common stock, par value $0.01 per share, of which 500,000,000 shares are classified as Class T shares, 400,000,000 shares are classified as Class T-2 shares, 3,000,000,000 shares are classified as Class S shares, 2,500,000,000 shares are classified as Class S-2 shares, 1,500,000,000 shares are classified as Class D shares, 1,400,000,000 shares are classified as Class D-2 shares, 6,000,000,000 shares are classified as Class I shares, 500,000,000 shares are classified as Class C shares, 500,000,000 shares are classified as Class F shares, 500,000,000 shares are classified as Class L shares, 500,000,000 shares are classified as Class L-2 shares and 100,000,000 shares are classified as preferred stock, par value $0.01 per share. We have also issued shares in private offerings and Operating Partnership units to holders other than us and made equity grants to our independent directors, employees of our consolidated subsidiaries and service providers, and expect to make more such issuances in the future. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. Our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue shares of our common stock or units in our Operating Partnership in private offerings; (3) issue shares of our common stock or Operating Partnership units upon the exercise of the options we may grant to our independent directors or future employees; (4) issue shares of our common stock or Operating Partnership units to the Adviser or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or the performance participation allocation; (5) issue shares of our common stock or Operating Partnership units to sellers of properties we acquire, or (6) issue equity incentive compensation to certain employees of our portfolio companies, other portfolio company service providers owned by Blackstone-advised investment vehicles, or to third parties as satisfaction of obligations under incentive compensation arrangements. To the extent we issue additional shares of common stock after your purchase in the Current Offering, your percentage ownership interest in us will be diluted. Because we hold all of our assets through the Operating Partnership, to the extent we issue additional units of our Operating Partnership after you purchase shares in the Current Offering, your percentage ownership interest in our assets will be diluted. Because certain classes of the units of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our Operating Partnership. Operating Partnership units may have different and preferential rights to the claims of common units of our Operating Partnership which correspond to the common stock held by our stockholders. Certain units in our Operating Partnership may have different and preferential rights to the terms of the common Operating Partnership units which correspond to the common stock held by our stockholders.

We are not required to comply with certain reporting requirements, including those relating to auditor's attestation reports on the effectiveness of our system of internal control over financial reporting, accounting standards and disclosure about our executive compensation, that apply to other public companies.

So long as our shares of common stock are not traded on a securities exchange, we will be deemed to be a "non-accelerated filer" under the Exchange Act, and as a non-accelerated filer, we will be exempt from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not have any executive compensation.

Our UPREIT structure may result in potential conflicts of interest with limited partners in our Operating Partnership whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law and our charter in connection with their management of the corporation. At the same time, we, as general partner, have fiduciary duties under Delaware law to our Operating Partnership and to the limited partners in connection with the management of our Operating Partnership. Our duties as general partner of our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to the corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership's partnership agreement. The partnership agreement of our Operating Partnership provides that, for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners may be resolved in favor of our stockholders.

Additionally, the partnership agreement expressly limits our liability by providing that we and our officers, directors, agents and employees will not be liable or accountable to our Operating Partnership for losses sustained, liabilities incurred or benefits not derived if we or our officers, directors, agents or employees acted in good faith. In addition, our Operating Partnership is required to indemnify us and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our Operating Partnership, unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to continue to conduct our operations so that neither we, nor our Operating Partnership nor the subsidiaries of our Operating Partnership are investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act"). However, there can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an investment company.

A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from regulation under the Investment Company Act. To maintain compliance with the applicable exclusion under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register as an investment company but failed to do so, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our NAV and our ability to pay distributions to our stockholders.

We depend on the Adviser and its affiliates to develop appropriate systems and procedures to control operational risk.

We depend on the Adviser and its affiliates to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial losses, the disruption of our business, liability to third parties, regulatory intervention or damage to our reputation. We rely heavily on the Adviser's financial, accounting, treasury, communications and other data processing systems. The ability of our Adviser's systems to accommodate transactions could also constrain our ability to properly manage our portfolio. Generally, the Adviser will not be liable to us for losses incurred due to the occurrence of any such errors.

We are subject to the risk that our trading orders may not be executed in a timely and efficient manner due to various circumstances, including, without limitation, systems failure or human error. As a result, we could be unable to achieve the market position selected by the Adviser or might incur a loss in liquidating our positions. Since some of the markets in which we may effect transactions are over-the-counter or interdealer markets, the participants in such markets are typically not subject to credit evaluation or regulatory oversight comparable to that which members of exchange-based markets are subject. We are also exposed to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions, thereby causing us to suffer a loss.

Cybersecurity risks and data protection could result in the loss of data, interruptions in our business and damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.

Cybersecurity incidents, cyber-attacks, denial of service attacks, ransomware attacks, and social engineering attempts (including business email compromise attacks) have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. There have been a number of recent highly publicized cases involving the dissemination, theft and destruction of corporate information or other assets, as a result of a failure to follow procedures by employees or contractors or as a result of actions by a variety of third parties, including nation state actors and terrorist or criminal organizations. We, Blackstone, the portfolio companies, their service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions, and their operations rely on the secure access to, and processing, storage and transmission of confidential and other information in their systems and those of their respective third-party service providers. These information, technology and communications systems are subject to a number of different threats or risks that could adversely affect Blackstone, us, our stockholders and the portfolio companies. For example, the information and technology systems of Blackstone, us, its portfolio companies and other related parties, such as service providers, may be vulnerable to damage or interruption from cyber security breaches, computer viruses or other malicious code, ransomware attacks, network failures, computer and digital infrastructure failures, infiltration by unauthorized persons and other security breaches or usage errors by their respective professionals or service providers, power outages or catastrophic events such as fires, tornadoes, floods, hurricanes, earthquakes, wars and terrorist attacks. Third parties may also attempt to fraudulently induce employees, customers, third-party service providers or other users of Blackstone's, ours, the portfolio companies', or their respective service providers' systems to disclose sensitive information in order to gain access to Blackstone's, ours or the portfolio companies' data or that of the stockholders. There also have been several publicized cases where hackers have requested ransom payments in exchange for not disclosing client or customer information or restoring access to information technology, communications systems or digital infrastructure (and any information contained therein), pipelines and other infrastructure assets. The U.S. federal government has issued public warnings that indicate that such infrastructure assets might be specific targets of "cyber sabotage" events, which illustrates the particularly heightened risk for us and its portfolio companies from such events.

If unauthorized parties gain access to any information and technology systems of Blackstone, ours, portfolio companies or certain service providers, they may be able to steal, publish, delete or modify private and sensitive information, including non-public personal information related to stockholders (and their beneficial owners) and material non-public information. Although Blackstone has implemented, and portfolio companies and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Blackstone does not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to Blackstone, us or our portfolio companies, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in Blackstone's, its affiliates', our and a portfolio entity's operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders (and their beneficial owners), material non-public information and the intellectual property and trade secrets and other sensitive information in the possession of Blackstone and portfolio companies. Blackstone, we or a portfolio entity could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity, other events that may affect their business and financial performance.

Blackstone's operations are highly dependent on its technology platforms, and Blackstone relies heavily on its analytical, financial, accounting, communications and other data processing systems. Blackstone's systems face ongoing cybersecurity threats and attacks, which could result in the loss of confidentiality, integrity or availability of such systems and the data held by such systems. Attacks on Blackstone's systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to Blackstone's, our or Other Blackstone Accounts' and their underlying investors' proprietary information, destroy data or disable, degrade or sabotage Blackstone's systems, or divert or otherwise steal funds, including through the introduction of computer viruses, "phishing" attempts and other forms of social engineering. Attacks on Blackstone's systems could also involve ransomware or other forms of cyber extortion. Cyberattacks and other data security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees, consultants, independent contractors or other service providers. Cyberattacks could also be employed against our and/or Blackstone's various stakeholders or other third parties, including by impersonating us, Blackstone, or their employees, which could cause similar security impacts to our and/or Blackstone's stakeholders and other third parties and materially and adversely impact the Adviser, Blackstone, us, or Other Blackstone Accounts.

There has been an increase in the frequency and sophistication of the cyber and data security threats Blackstone faces, with attacks ranging from those common to businesses generally to those that are more advanced and persistent. In addition, the risk of cyber and data security threats to us is exacerbated with the advancement of artificial intelligence, which malicious third parties are using to create new, sophisticated and more frequent attacks. As an alternative asset management firm, Blackstone faces a heightened risk of such an attack because Blackstone holds a significant amount of confidential and sensitive information about us, Other Blackstone Accounts and their respective portfolio companies, potential investments and investors. There can be no assurance that measures Blackstone takes to ensure the integrity of its systems will provide adequate protection, especially because cyberattack techniques are continually evolving and it is possible cyberattacks will persist undetected over extended periods of time and/or will not be mitigated in a timely manner to prevent or minimize the impact of an attack on Blackstone, us, Other Blackstone Accounts and their respective portfolio companies, potential investments or investors. If Blackstone's systems or those of third-party service providers are compromised either as a result of malicious activity or through inadvertent transmittal or other loss of data, do not operate properly or are disabled, or Blackstone fails to provide the appropriate regulatory or other notifications in a timely manner, Blackstone could suffer financial loss, increased costs, a disruption of Blackstone's businesses, liability to Blackstone's counterparties, us, Other Blackstone Accounts and their respective investors, regulatory intervention or reputational damage. It can be expected that costs related to certain cyber or other data security threats or disruptions will not be fully insured or indemnified by other means.

Blackstone is reliant on third-party service providers for certain aspects of its business, including the administration of us and certain Other Blackstone Accounts, as well as for certain technology platforms, including cloud-based services. These third-party service providers also face ongoing cybersecurity threats and compromises of their systems. These cybersecurity threats and compromises could occur as a result of threat actors impersonating Blackstone or its employees, including through the use of artificial intelligence technologies. Such technologies could make such impersonations more likely to occur or appear more credible. As a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data through third-party service providers. In addition, Blackstone could also suffer losses in connection with updates to, or the failure to timely update, the third-party technology platforms on which we rely.

Cybersecurity, privacy and data protection have become top priorities for regulators in the United States and around the world, and rapidly developing and changing privacy, data protection and cybersecurity laws and regulations could further increase compliance costs and subject us, Blackstone, Other Blackstone Accounts, and/or their portfolio companies to enforcement risk and reputational damage. Many jurisdictions in which Blackstone and the portfolio companies operates have laws and regulations relating to privacy, data protection and cybersecurity, including, the Gramm-Leach-Bliley Act ("GLBA") (including recent amendments to Regulation S-P), the General Data Protection Regulation ("GDPR"), the U.K. Data Protection Act and the California Privacy Rights Act ("CPRA"). Some jurisdictions have also enacted or proposed laws requiring companies to notify individuals and/or government agencies of data security breaches involving certain types of personal data or involving certain thresholds of potential harm to impacted individuals.

Breaches in Blackstone's security or in the security of third-party service providers, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize Blackstone's, its employees', our, Other Blackstone Accounts', portfolio companies' or their respective investors' or counterparties' confidential, proprietary and other information processed and stored in, and transmitted through, Blackstone's computer systems and networks or that of Blackstone's third-party service providers. Breaches could also potentially cause interruptions or malfunctions in Blackstone's, its employees', our, Other Blackstone Accounts', portfolio companies', their respective investors' or counterparties' or third parties' business and operations, which could result in significant financial losses, increased costs, liability to our and Other Blackstone Accounts' investors and other counterparties, regulatory intervention and reputational damage. Furthermore, if Blackstone fails to comply with the relevant laws and regulations or fails to provide the appropriate regulatory or other notifications of breach in a timely manner, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and could cause our and Other Blackstone Accounts' investors and clients to lose confidence in the effectiveness of Blackstone's security measures and Blackstone more generally.

Our and Other Blackstone Accounts' portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information, which in some instances are provided by third parties. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. Certain Other Blackstone Accounts could invest in strategic assets having a national or regional profile or in digital or other infrastructure, the nature of which could expose them to a greater risk of being subject to a terrorist attack or a security breach than other assets or businesses. Such an event could have material adverse consequences on Blackstone's investment or assets of the same type or could require portfolio companies to increase preventative security measures or expand insurance coverage.

Our and Other Blackstone Accounts' portfolio companies' technology platforms, data and intellectual property are also subject to a heightened risk of theft or compromise as a result of operations outside the United States, in particular in those jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, Blackstone and our and Other Blackstone Accounts' portfolio companies could be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect compromise of these assets could have a material adverse impact on Blackstone and our and Other Blackstone Accounts' portfolio companies.

We may experience risk related to the use of artificial intelligence.

Technological developments in artificial intelligence, including machine learning technology and generative artificial intelligence ("AI Technology" and, collectively, "AI Technologies"), and their current and potential future applications, including in the private investment and financial sectors across sectors in which we and our portfolio companies operate, are changing rapidly and pose risks to the Adviser, us and the portfolio companies (including portfolio companies of ours and Other Blackstone Accounts expected to provide services to us, portfolio companies, Other Blackstone Accounts and/or the Adviser). The legal and regulatory frameworks related to such current and potential future applications are also evolving. The full extent of current or future risks related thereto is not possible to predict and we, our Adviser and our portfolio companies may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. AI Technologies could significantly disrupt the business models, investment strategies, operational processes, and markets in which we operate. Similarly, AI Technologies could significantly disrupt our tenants or portfolio companies' businesses and markets. This could subject us and them to increased competition, which could materially and adversely affect their business, financial condition and operations, and have an adverse impact on us. Advancements in computing and AI Technologies, including efficiency improvements, without related increases in the adoption and development of such technologies, could also negatively impact demand for, and the valuation of, data center assets, a sector to which we have significant exposure.

Through the use of AI Technologies, the Adviser, we and certain of the portfolio companies expect to avail themselves of the benefits, insights and efficiencies resulting from the technology, including writing code, data summarization and valuation support. However, whilst the Adviser has implemented, and portfolio companies may implement, certain policies and procedures designed to ensure that their use of AI Technologies is lawful and appropriate, the use of AI Technologies presents a number of risks that cannot be fully mitigated. For example, AI Technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, but it is not possible or practicable to incorporate all relevant data into models that AI Technologies utilize to operate. Moreover, with the use of AI Technologies, there can be a lack of transparency of how inputs are converted to outputs and neither the

Adviser nor any portfolio entity can necessarily fully validate this process and its accuracy. The accuracy of such inputs and the resulting impact on the results of AI Technologies cannot always be verified and could result in a diminished quality of work product that includes or is derived from inaccurate or erroneous information. Further, inherent bias in the construction of AI Technologies can lead to a wide array of risks including but not limited to accuracy, efficacy and reputational harm. It is also expected that data used in such models contains a degree of inaccuracy and error, and potentially materially so, and that such data as well as algorithms in use could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of AI Technologies and could adversely impact the Adviser, us or portfolio companies and investments to the extent they rely on the work product of such AI Technologies. At the same time, to the extent AI Technologies are utilized by the Adviser, any interruption of access to or use of AI Technologies could impede the ability of the Adviser, us and portfolio companies to generate information and analysis that could be beneficial to them and their business, financial condition and results of operations. AI Technologies will likely also be competitive with certain business activities or increase the obsolescence of certain organizations' products or services, particularly as AI Technologies improve. This could also have an adverse impact on portfolio companies, the Adviser and us.

AI Technologies can also be misused or misappropriated by third parties and/or employees of the Adviser or portfolio companies. For example, there is a risk that a user will input confidential information, including material non-public information, or personal information, into AI Technologies applications, resulting in such information becoming part of a dataset that is accessible by other third-party AI Technologies applications and users, including competitors of the Adviser, us and our portfolio companies. Moreover, the Adviser, we and portfolio companies will not necessarily be in a position to control the manner in which third-party AI Technologies are developed or maintained or the manner in which third parties use AI Technologies to provide services, even where they have sought contractual protections. The use of AI Technologies, including potential inadvertent disclosure of confidential information or personal information of the Adviser, us or portfolio companies, could also lead to legal and regulatory investigations and enforcement actions. Further, the use of AI Technologies could result in claims by third parties of infringement, misappropriation, or other violations of intellectual property, including based on the use of large datasets to train AI Technologies, or the use of output generated by AI Technologies, in either case which may contain or be substantially similar to third party material with intellectual property protections, including patents, copyrights or trademarks. Relatedly, the Adviser, we and our portfolio companies could be exposed to risks to the extent third-party service providers or any counterparties use AI Technologies in their business activities.

The Adviser expects to be involved in the collection of data and/or development of proprietary AI Technologies for Blackstone, the Adviser, us, Other Blackstone Accounts and/or their portfolio companies in the ordinary course, including, without limitation, as part of operational services provided to us and portfolio companies or our affiliates. To this end, we can be expected to pay and bear certain expenses and fees associated with developing and maintaining such technology, including the costs of any professional service providers, subscriptions and related software and hardware, server infrastructure and hosting, and internal Blackstone expenses, fees, charges and/or related costs incurred, charged or specifically attributed or allocated (based on methodologies determined by Blackstone) to us, the Adviser or their affiliates in connection with such AI Technologies, and none of the fees, costs or expenses described above will reduce or offset the management fee.

Regulations related to AI Technologies could also impose certain obligations on us, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on Blackstone, the Adviser, us and portfolio companies. Regulators are increasing scrutiny of, and enacting or considering enacting regulations regarding, the use of AI Technologies, including the use of "big data," diligence of data sets and oversight of data vendors. The use of AI Technologies by us and our vendors may require compliance with legal and regulatory frameworks that are not fully developed or tested, and we may face litigation and regulatory actions related to our use of, or our engagement of vendors that use, AI Technologies. In April 2023, the Federal Trade Commission, U.S. Department of Justice, Consumer Financial Protection Bureau, and U.S. Equal Employment Opportunity Commission released a joint statement on artificial intelligence demonstrating interest in monitoring the development and use of automated systems and enforcement of their respective laws and regulations. In October 2023, an executive order established new standards for AI safety and security. In addition to the U.S. regulatory framework, the EU adopted the Artificial Intelligence Act in 2024, which applies to certain AI Technologies and the data used to train, test and deploy them, which may create additional compliance burdens, higher administrative costs and significant penalties should Blackstone, the Adviser and portfolio companies fail to comply or be perceived to fail to comply.

For more information on risks relating to information security, see also "Cybersecurity risks and data protection could result in the loss of data, interruptions in our business and damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations" herein.

We may experience risks related to the use of social media and publicity platforms.

The use of social networks, message boards, internet channels and other platforms has become widespread in the United States and globally. As a result, individuals now have the ability to rapidly and broadly disseminate information or misinformation without independent or authoritative verification. Any such information or misinformation regarding Blackstone, the Adviser, us or our portfolio entities could have adverse effects on us and/or our investments.

We may experience risks related to developing global data security and privacy laws.

Blackstone, we, Other Blackstone Accounts and their respective portfolio entities are subject to various risks and costs associated with the collection, storage, transmission and other processing personal data. This personal data is wide ranging and relates to Blackstone's investors, employees, contractors and other counterparties and third parties.

Blackstone's data security and privacy compliance obligations impose significant compliance costs on Blackstone, which could increase significantly as laws and regulations evolve globally. Blackstone's compliance obligations include those relating to U.S. laws and regulations, including, without limitation, state regulations such as the CPRA, which provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines and damages for data breaches or other California Consumer Privacy Act violations, as well as a requirement of "reasonable" cybersecurity. At the U.S. federal level, the SEC has adopted amendments to Regulation S-P, which took effect in 2025. These amendments impose operationally challenging data breach notification requirements and deadlines as well as obligations to implement written policies and procedures to govern oversight of service providers that will likely increase associated compliance costs. These amendments impose operationally challenging notification requirements and deadlines that will likely increase associated compliance costs, some or all of which could be allocated to us. The U.S. Department of Justice issued a rule, (the Bulk Data Transfer Rule), effective in 2025, that prohibits or restricts certain transactions involving the transfer of, and access to, bulk sensitive personal data to foreign persons connected with certain designated countries of concern, including China. While we expect this development will increase compliance burdens and associated costs, this rule may also impact the way we conduct business, including the ability of employees in countries of concern to access certain information.

Blackstone's compliance obligations also include those relating to foreign data collection and privacy laws, including, for example, the GDPR and U.K. Data Protection Act, as well as laws in many other jurisdictions globally, including Switzerland, Japan, Hong Kong, Singapore, India, China, Australia, Canada and Brazil. Global laws in this area are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, Blackstone frequently has privacy compliance requirements as a result of Blackstone's contractual obligations with counterparties. These legal, regulatory and contractual obligations heighten Blackstone's data protection and privacy obligations in the ordinary course of conducting Blackstone's business in the U.S. and internationally.

Any inability, or perceived inability, by Blackstone, us, Other Blackstone Accounts or their respective portfolio entities to adequately address data protection or privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant legal, regulatory and third party liability, increased costs, disruption of Blackstone's, ours, Other Blackstone Accounts' or their respective portfolio entities' business and operations, and a loss of client (including investor) confidence and other reputational damage. In addition, any such inability or perceived inability of portfolio entities, even if unfounded, could result in reputational damage to Blackstone. Many regulators have indicated an intention to take more aggressive enforcement actions regarding security and data privacy matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements. Specifically, the SEC's stated 2026 examination priorities include an intended focus on adviser's policies and practices as it relates to the prevention of interruptions to mission-critical services and protection of investor information, records and assets. Furthermore, as new data protection and privacy-related laws and regulations are implemented, the time and resources needed for Blackstone, us, Other Blackstone Accounts and portfolio entities to comply with such laws and regulations continues to increase and become a significant compliance workstream.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in the Current Offering, which could harm our ability to achieve our investment objectives.

Broker-dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend the Current Offering to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors, under the care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers choose alternatives to our shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If Regulation Best Interest reduces our ability to raise capital in the Current Offering, it may harm our ability to achieve our objectives.

The DST Program could subject us to liabilities from litigation or otherwise.

Our DST Program raises capital in private placements exempt from registration under the Securities Act through the sale of beneficial interests to "accredited investors" in specific Delaware statutory trusts holding DST Properties. We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. However, there is no guarantee that the DST Program will provide the tax benefits expected by investors. Investors who acquire beneficial interests through such private placements may be seeking certain tax benefits that depend on the interpretation of, and compliance with, federal and state income tax laws and regulations. As the general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of the DST Program.

The DST Program will not shield us from risks related to the performance of the DST Properties held through such structures.

Under the DST Program, certain of our existing real properties and real properties acquired from third parties are expected to be placed into Delaware statutory trusts, the beneficial interests of which will be sold to investors. We will hold long-term leasehold interests in each DST Property under a master lease, which will be fully guaranteed by the Operating Partnership. Under each master lease we will be responsible for subleasing the DST Property to occupying tenants until the earlier of the expiration of the master lease or the Operating Partnership's exercise of the FMV Option, which means that we bear the risk that the underlying cash flow from a DST Property may be less than the master lease payments. Therefore, even though we will no longer own the DST Property, because of the fixed terms of the master lease guaranteed by our Operating Partnership, negative performance by the DST Property could affect cash available for distributions to our stockholders and would likely have an adverse effect on our results of operations. In addition, although the Operating Partnership will hold a FMV Option to reacquire each DST Property, the purchase price will be based on the then-current fair market value of the DST Property subject to the master lease. Therefore, we may pay more for the DST Property upon the FMV Option exercise if it appreciates while held by the Delaware statutory trust than if we had not placed such property in the DST Program.

We own beneficial interests in trusts owning DST Properties that will be subject to the agreements under our DST Program, which may have an adverse effect on our results of operations, relative to if the DST Program agreements did not exist.

In connection with our DST Program, we own and may continue to own, through our taxable REIT subsidiary, beneficial interests in Delaware statutory trusts owning DST Properties that are subject to the terms of the agreements provided by our DST Program. The DST Program agreements may limit our ability to encumber, lease or dispose of our beneficial interests. Such agreements could affect our ability to turn our beneficial interests into cash and could affect cash available for distributions to our stockholders. The DST Program agreements, and in some cases the financing documents, used in connection with the DST Program could also impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse effect on our results of operations and NAV, relative to if the DST Program agreements did not exist.

Certain tax considerations may impact our ability to generate cash that could be used for other purposes if DST Properties reacquired by the Operating Partnership are subsequently sold.

DST Properties may be reacquired by the Operating Partnership through the exercise of the FMV Option. In such cases, the investors who become limited partners in the Operating Partnership will generally still recognize the contributed built-in gain in the applicable DST Property if it is subsequently sold, unless we effectuate a like-kind exchange under Section 1031 of the Code. Although we are not contractually obligated to do so, we intend to consider executing 1031 exchanges in such situations. The built-in gain in any replacement property acquired in connection with a 1031 exchange will similarly be tied to such investors with similar considerations if such replacement property is ever sold. As a result, the sale of reacquired DST Properties (or corresponding replacement properties) may not generate cash that could be used for other purposes.

Cash payments to redeem Operating Partnership units will reduce cash available for distribution to our stockholders or to honor their repurchase requests under our share repurchase program.

Following a one-year holding period, the holders of Operating Partnership units generally have the right to cause the Operating Partnership to redeem all or a portion of their Operating Partnership units for, at our sole discretion, shares of our common stock, cash, or a combination of both. An election to redeem Operating Partnership units for cash may reduce funds available for distribution to our stockholders or to honor our stockholders' repurchase requests under our share repurchase plan.

Certain funds and accounts may invest in us and may at times have substantial investments in us.

Because certain funds and accounts may have substantial investments in us, we may experience large repurchases or investments due to transactions in shares of our common stock by these large shareholders, or similarly managed accounts. While it is impossible to predict the overall effect of these transactions over time, there could be an adverse impact on our performance. In the event of such repurchases or investments, we could be required to sell securities or to invest cash at a time when it may not otherwise desire to do so. Such transactions may increase our brokerage and/or other transaction costs and affect the liquidity of our portfolio. In addition, when other investors own a substantial portion of shares of our common stock, a large repurchase by such an investor could (i) cause us to exceed the repurchase limits under our share repurchase plan, resulting in the repurchase of shares of our common stock on a pro rata basis, (ii) lead to an increase in our actual expenses, or (iii) result in our current expenses being allocated over a smaller asset base. Repurchases could also force us to sell our assets and accelerate the realization of taxable capital gains if sales of securities result in capital gains. The impact of these transactions is likely to be greater when the significant investor purchases, repurchases, or owns a substantial portion of shares of our common stock. Amounts of shares of our common stock submitted for repurchase may vary materially over time, and investors will not have visibility into the number of shares of our common stock repurchased in any given month. Because of this, if an investor submits a repurchase request for shares of our common stock in a month which is over our limits, they could become subject to some or all of the negative effects set forth above without notice.

When possible, the Adviser will consider how to minimize these potential adverse effects, and may take such actions as they deem appropriate to address potential adverse effects, including by carrying out the transactions over a period of time, although there can be no assurance that such actions will be successful. A high volume of repurchase requests can impact us the same way as the transactions of a single stockholder with substantial investments. As an additional safeguard, the significant investor may manage the placement of their repurchase requests in a manner designed to minimize the impact of such requests on our day-to-day operations. This may involve, for example, requesting repurchases of share of our common stock gradually over time.

Risks Related to Investments in Real Estate

Our operating results will be affected by risks inherent in the ownership and operation of real estate and real estate-related businesses and assets.

We are subject to risks generally attributable to the ownership and operation of real estate and real estate-related businesses and assets, including:

- changes in global, national, regional or local economic, demographic or capital market conditions, including economic impacts resulting from trade conflict, civil unrest, national and international security events, geopolitical events, military conflicts, war (including conflicts in the Middle East and Ukraine) and actual or perceived instability in the U.S. banking system;
- future adverse national real estate trends, including increasing vacancy rates, declining rental rates, decreases in asset values, changes in the appeal of assets to tenants and general deterioration of market conditions;
- adverse economic conditions as a result of an epidemic, pandemic or other health-related issues in one or more markets where we own property;
- changes in supply of or demand for similar properties in a given market or metropolitan area (as a result, for instance, of overbuilding), which could result in rising vacancy rates or decreasing market rental rates;
- vacancies, fluctuations in the average occupancy and room rates for hotel properties or inability to lease space on favorable terms;
- increased competition for properties targeted by our investment strategy;
- casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters;
- bankruptcies, financial difficulties or lease defaults by our tenants, particularly for our tenants with net leases for large properties;
- increases in interest rates, lack of availability of financing and inflation; and
- changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rents, and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our performance and our ability to meet our obligations and make distributions to stockholders. There may also be sector-specific risks applicable to investments in real estate beyond those enumerated above, including sectors we do not currently invest in. In addition, in acquiring an asset or stock, we may agree to lock-out provisions that materially restrict it from selling that asset or stock for a period of time or that impose other restrictions, such as a limitation on the amount of debt that can be placed on that asset. There can be no assurance that there will be a ready market for the resale of investments. Illiquidity may result from the absence of an established market for investments or a disruption in the market.

Our success is dependent on general market and economic conditions.

The real estate industry generally, and our investment activities in particular, are affected by general economic and market conditions, as well as a number of other economic factors that are likewise outside of the Adviser's control, such as interest rates, availability and spreads of credit, credit defaults, inflation rates, economic uncertainty, research and development spending on drug discovery, changes in tax, currency control and other applicable laws and regulations (including laws and rates relating to the taxation of our investments), trade barriers, general economic and market conditions and activity (such as consumer spending patterns), technological developments and national and international political, environmental and socioeconomic circumstances (including wars, terrorist acts or security operations) and foreign ownership restrictions. Market disruptions in a single country could cause a worsening of conditions on a regional and even global level. General fluctuations in the market prices of securities and interest rates or worsening of general economic and market conditions would likely affect the level and volatility of securities prices and the liquidity of our investments, which could impair our profitability, result in losses and impact investment returns and limit our ability to satisfy repurchase requests. The Adviser's financial condition may be adversely affected by a significant general economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Adviser's business and operations and thereby could impact us.

Volatility in the global financial markets and political systems of certain countries may have adverse spill-over effects into the global financial markets generally and U.S. markets in particular. A depression, recession, slowdown and/or sustained slowdown in the global economy or one or more regional real estate markets (or any particular segment thereof), a weakening of credit markets (including a perceived increase in counterparty default risk) or an adverse development in prevailing market trends would have a pronounced impact on the Adviser, us and our investments (which would likely be exacerbated by the presence of leverage in a particular investment's capital structure), impede the ability of our investments to perform under or refinance their existing obligations and could adversely affect their profitability and creditworthiness and our ability to effectively consummate and exit investments successfully and on favorable terms , execute on our business plans, satisfy existing obligations and repurchases, and may have an adverse impact on the availability of credit to businesses generally, including impairing our ability to make and realize investments successfully and originate or refinance credit or draw on existing financings and commitments which in turn may have an adverse impact on our business and operations. Material uncertainty exists in the global banking markets, and there can be no assurance that other banks (including banks with which Blackstone, we or our portfolio entities have business relationships) will not suffer adverse effects. Any of the foregoing events could result in substantial or total losses to us in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a particular investment's capital structure. Blackstone itself could also be affected by difficult conditions in the capital markets and any overall weakening of the financial services industry in particular or of the U.S. and/or global economies generally.

Declines or volatility in financial markets, including the securities and derivatives markets, would adversely affect the value of our investments. A significant market fluctuation often decreases tolerance for counterparty risks, which can negatively impact financial institutions, even causing their failure as occurred in the most recent global economic downturn. We and our portfolio entities are expected to regularly seek to obtain new debt and refinance existing debt, including in the liquid debt markets, and significant declines in pricing of debt securities or increases in interest rates, or other disruptions in the credit markets, would make it difficult to carry on normal financing activities, such as obtaining committed debt financing for acquisitions, bridge financings or permanent financings. Tightening of loan underwriting standards, which often occurs during market disruptions, can have a negative impact including through reduction of permitted leverage levels and increased requirements for borrower quality. Our ability to generate attractive investment returns will be adversely affected by any worsening of financing terms and availability.

Geopolitical concerns and other global events outside of our control have contributed and may continue to contribute to volatile global equity and debt markets. These concerns and events include, without limitation, trade conflict, civil unrest, threats to national security, and national and international security events (including war, terrorist acts or other hostilities). Geopolitical instability has been prevalent in recent years, and 2025 was a year of significant geopolitical events, including, among others, trade tensions resulting from U.S. tariff implementation and retaliatory tariffs by other countries and ongoing armed conflicts in the Middle East and Ukraine. As economies and financial markets worldwide vacillate between interconnectedness and a focus on protecting respective national interests, the likelihood increases that geopolitical conflicts in one country or region will adversely impact markets or issuers in other countries or regions, including in ways that are difficult to predict or foresee. The impacts of these conflicts or events can be exacerbated by failures of governments and societies to respond adequately to a geopolitical conflict and subsequent emerging events or threats. For example, local or regional armed conflicts have led to significant sanctions by the U.S., the U.K. and the European Union (the "EU"), and other countries against certain countries and persons and companies connected with certain countries. Such armed conflicts and sanctions and other local or regional developments can exacerbate global supply and pricing issues, and result in other adverse developments and circumstances, as well as increased general uncertainty, for markets, economies, issuers, businesses, and societies both globally and in specific jurisdictions. Although these types of conflicts have occurred and could also occur in the future, it is difficult to predict when similar conflicts affecting the U.S. or global financial markets and economies will occur, the effects of such events or conditions, potential retaliations in response to sanctions or similar actions, and the duration or ultimate impact of those conflicts. Any such conflicts, including those identified below, could have a significant adverse impact on the operations, risk profile, and our value, with or without direct exposure to the specific geographies, markets, countries or persons involved in an armed conflict or subject to sanctions.

- Russian Invasion of Ukraine/Sanctions. On February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date of this Annual Report, the countries remain in active armed conflict. Since the invasion, the U.S., the U.K., the EU, and several other nations have from time to time announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russia-backed separatist regions in Ukraine, and certain banks, companies, government officials, oligarchs and other individuals in Russia and Belarus.

- Israel-Hamas Conflicts. On October 7th, 2023, Hamas (an organization which governs Gaza, and which has been designated as a terrorist organization by the United States, the United Kingdom, the European Union, Australia and other nations), committed a terrorist attack within Israel (the "October 7th Attacks"). Israel responded by initiating a full-scale invasion of Gaza and, as of the date of this Annual Report, there has not been a permanent cessation of the armed conflict between Israel and Hamas. The armed conflict has expanded and more actively involves the United States, Lebanon (and/or Hezbollah), Syria, Iran and/or other countries or terrorist organizations, and any further expansion of the conflict could exacerbate the risks described above. In response to the October 7th Attacks, the United States has announced sanctions and other measures against Hamas-related persons and organizations, and the United States (and other countries) can be expected to announce further sanctions related to the ongoing conflict in the future.

The aforementioned ongoing conflicts and the measures taken in response have had and could be expected to continue to have a negative impact on the economy and business activity globally and therefore could adversely affect the performance of our investments. The severity and duration of the conflict and its future impact on global economic and market conditions are impossible to predict, and as a result, present material uncertainty and risk with respect to us, the performance of our investments, portfolio entity operations, and our ability to achieve our investment objectives. Similar risks will exist to the extent that any portfolio entities, service providers, and vendors of Blackstone, us and any portfolio entities or certain other parties have material operations or assets in the countries where such conflicts are taking place or in the immediate surrounding areas. Other geopolitical conflicts could arise in the future and such conflicts could have material adverse consequences on Blackstone, us and our investments.

We face risks associated with epidemics and pandemics.

Certain countries have been susceptible to epidemics which can be designated as pandemics by world health authorities, most recently a novel and highly contagious form of coronavirus ("COVID-19"). The outbreak of such epidemics or pandemics, together with any resulting restrictions on travel or quarantines imposed, has had and could continue to have a negative impact on the economy and business activity globally (including in the countries in which we invests), and therefore can be expected to adversely affect our performance investments. Furthermore, the rapid development of epidemics or pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to us and the performance of our investments, portfolio entity operations, and our ability to achieve our investment objectives.

The commercial real estate markets in which we operate are also affected by a number of specific conditions and the performance of the local real estate markets.

In addition to general economic conditions, the commercial real estate markets in which we operate are also affected by a number of specific conditions, such as planning, environmental, leasing, tax and other real estate-related laws and regulations, prevailing rental rates, prospective rental growth, occupancy rates, lease lengths, tenant creditworthiness and solvency, and benchmark investment yields and spreads that apply to commercial real estate. Adverse general economic and market conditions could have a material adverse effect on commercial real estate assets, including by decreasing demand for commercial real estate, reducing rental income, decreasing occupancy rates, causing tenants to terminate leases early or enter bankruptcy proceedings, and decreasing the value of real estate assets generally. Declines in rental income on real estate as a result of negative market conditions would not necessarily be accompanied by a decline in significant expenses associated with holding real estate, such as real estate taxes, utility rates, insurance rates, and renovation and maintenance costs. This mismatch would accentuate the impact of a negative market event.

The success of our investments may depend upon the performance of the local real estate markets where our portfolio entities operate and/or the assets are located. Local real estate markets can decline for any of a number of reasons, including but not limited to, population decline, poor regional economic performance, excess development leading to oversupply, local government policies and heightened taxes. No assurance can be given that the local real estate markets in which we invest or the portfolio entities operate will improve, or remain constant. Market conditions can deteriorate due to factors outside our foresight or control. Actual or perceived trends in real estate markets do not guarantee, predict or forecast future events, which may differ significantly from those implied by such trends.

Trade negotiations and related government actions may create regulatory uncertainty for us and our tenants and adversely affect the profitability of investments.

In recent years, the U.S. government has taken substantial actions with respect to international trade policy, including seeking to renegotiate certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. The U.S. government has also imposed, and may in the future impose further, tariffs on certain foreign goods, such as steel and aluminum, from various countries, including China, Canada and Mexico. Some foreign governments, including China, Canada and Mexico, have threatened or instituted retaliatory tariffs on certain U.S. goods.

In February 2026, the U.S. Supreme Court ruled that many of the tariffs recently imposed by the U.S. government exceeded its authority, thereby invalidating many, but not all, of such tariffs. Subsequent to the U.S. Supreme Court's ruling, the U.S. presidential administration raised potential alternative means through which the administration could impose tariffs and subsequently imposed a global tariff under a different law. The outlook on further trade policy actions, including trade agreements and potential retaliatory tariffs is unclear. Increased tariffs on goods imported from China, Canada, Mexico and other countries could further increase, costs, decrease margins and reduce the competitiveness of products and services offered by our portfolio companies. This has and could further adversely impact the revenues and profitability of select companies that have substantial sales of physical goods in the U.S. or whose businesses rely on goods imported from countries that are subject to significant tariffs. Further governmental actions related to the imposition of tariffs or other trade barriers or changes to international trade agreements or policies in respect of other jurisdictions could also have a similar adverse impact.

The current U.S. presidential administration has further signaled its intention to implement significant changes to the size of the federal government and to various other government policies. The potential downsizing of the federal government workforce and shutting down or defunding of certain government agencies (or offices thereof), including of federal agencies tasked with protecting investors, along with the changes in U.S. trade policy discussed above, could introduce market instability, reduce investor confidence, and weaken investor protection. For example, substantial reductions in government spending and personnel could negatively affect certain of our portfolio companies or real estate assets that rely on or benefit from government subsidies or contracts, destabilize the U.S. government contracting market, reduce the income of our assets, and impede our ability to achieve expected returns. Moreover, the current U.S. presidential administration's signaled changes to government policy with respect to tax, immigration, labor, infrastructure, energy, the environment, education, business regulations (including U.S. anti-corruption policies), international relations, and international economic development could create uncertainty and volatility for us and our portfolio companies. In light of these developments, there can be no assurances that political and regulatory conditions will not worsen and/or adversely affect us, our portfolio companies, or their respective financial performance.

We are subject to the requirements of the U.S. Outbound Investment Security Program.

The U.S. Department of the Treasury's Outbound Investment Security Program, which became effective on January 2, 2025, provides for a targeted national security regulatory framework directed at regulating outbound investment from the United States into entities from the People's Republic of China, Hong Kong, and Macau engaged in the semiconductors and microelectronics, quantum information technologies, and artificial intelligence sectors. Codified at 31 C.F.R. § 850.101 et seq, the Outbound Investment Security Program imposes notification requirements and prohibitions for certain categories of transactions involving such entities. Although our primary strategy is to undertake investments in the United States, the Outbound Investment Security Program will result in legal obligations and reporting requirements relating to new investments in such entities and could negatively impact our operations or our ability to make and exit investments, including without limitation by (i) limiting the scope of its investment activities, and (ii) limiting our ability to exit certain investments or the range of exit opportunities. Furthermore, given the program's infancy and its evolving interpretation and implementation, it is unclear how it, and any related future regulations, will be interpreted, amended, and implemented by the U.S. government. Therefore, while we have developed and implemented policies and procedures designed to ensure compliance with the Outbound Investment Security Program, we cannot fully anticipate its scope or guarantee compliance with the rules.

We may be involved in disputes over ownership of land.

In certain jurisdictions, including the United States, title insurance is readily available to cover this risk, though typical exclusions from policies may render them ineffective in certain cases. In jurisdictions where title insurance is not readily available, or where we do not obtain it, we could rely on opinions of title from lawyers or other professionals, which may prove inaccurate. Furthermore, in some jurisdictions, certain social groups may have claims against property that otherwise appears to be properly entitled in the real estate registries, which may encumber title of property acquired by us or our portfolio entities. In other jurisdictions, the real estate registry commonly does not reflect the true holder of the real estate title, which complicates title research and may result in title problems. Finally, in some jurisdictions, a purchase of real property can be attacked as not meeting "true sale" requirements and recharacterized as secured financing in the event the seller becomes insolvent. If any of these events occurs in relation to any of our interests or properties, we could lose value or certain of its rights in relation thereto.

Elevated inflation may adversely affect our financial condition and results of operations.

The economic outlook for 2026 remains uncertain. Gradual decreases in interest rates during 2025, coupled with resilience in the U.S. economy, contributed to improved investor sentiment, stronger capital markets and increased transaction activity toward the end of 2025. Nevertheless, inflation has remained above the U.S. Federal Reserve's target levels and interest rates remain elevated. Other developed economies are similarly experiencing, or have experienced in recent years, higher than normal inflation rates. It remains uncertain whether the substantial inflation in such economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on the economies and financial markets of various countries. For example, if we are unable to increase our revenue in times of higher inflation, our profitability may be adversely affected. We may have revenues linked to some extent to inflation, including, without limitation, by government regulations and contractual arrangements. As inflation rises, we may earn more revenue but incur higher expenses. As inflation declines, we may not be able to reduce expenses commensurate with any resulting reduction in revenue. Furthermore, wages and prices of inputs increase during periods of inflation, which can negatively impact returns on investments. In an attempt to stabilize inflation, countries have imposed wage and price controls or otherwise intervened in the economy, and certain central banks have raised interest rates. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed, and similar governmental efforts could be taken in the future to curb inflation and could have similar effects. There can be no assurance that inflation will not become a more serious problem in the future and have a material adverse impact on our returns.

We face risks related to certain developments in the banking sector.

We will maintain funds with one or more banks or other depository institutions ("Banking Institutions"), which include U.S. and non-U.S. Banking Institutions, and we will enter into credit facilities or have other financial relationships with Banking Institutions. The distress, impairment or failure of one or more Banking Institutions with whom we, the Adviser or our portfolio entities transact could inhibit the ability of us or our portfolio entities to access depository accounts or lines of credit at all or in a timely manner. Also, there can be no assurance that such Banking Institutions will honor its obligations or that we or our portfolio entities will be able to secure replacement financing or capabilities at all or on similar terms. In such cases, it is possible that we would be forced to delay or forgo investments when it is not desirable to do so, resulting in lower performance for us. In the event of such a failure of a Banking Institution where we or one or more of our portfolio entities holds depository accounts (including accounts used for depositing principal and interest payments from borrowers on loans owned by us), access to such accounts could be restricted and U.S. Federal Deposit Insurance Corporation ("FDIC") protection will generally not be available for balances in excess of amounts insured by the FDIC (and similar considerations could apply to Banking Institutions in other jurisdictions not subject to FDIC protection). In such instances, it is possible that we and our affected portfolio entities would not recover such excess, uninsured amounts and instead, would only have an unsecured claim against the Banking Institution and participate pro rata with other unsecured creditors in the residual value of the Banking Institution's assets. The loss of amounts maintained with a Banking Institution or the inability to access such amounts for a period of time, even if ultimately recovered, could be materially adverse to us or our investments. The Adviser will not always be able to identify all potential solvency or stress concerns with respect to a Banking Institution or to transfer assets from one bank to another in a timely manner in the event a Banking Institution comes under stress or fails.

Additionally, there can be no assurances that we or our portfolio entities will establish banking relationships with multiple financial institutions and the Adviser is under no obligation to maintain account balances at or below the relevant insured amounts. We and our portfolio entities are expected to be subject to contractual obligations to maintain all or a portion of their respective assets (including deposits) with a particular Banking Institution (including, without limitation, in connection with a credit facility or other financing transaction).

Financial regulatory changes in the United States could adversely affect our business.

The financial services industry continues to be the subject of heightened regulatory scrutiny in the United States. There has been active debate over the appropriate extent of regulation and oversight of investment funds and their managers. We may be adversely affected as a result of new or revised regulations imposed by the SEC or other U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities and self-regulatory organizations. Further, new regulations or interpretations of existing laws may result in enhanced disclosure obligations, including with respect to climate change or sustainability matters, which could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time or buy new technology to comply effectively.

Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs, increase regulatory investigations of the investment activities of our funds, require the attention of our senior management, affect the manner in which we conduct our business and adversely affect our profitability. The full extent of the impact on us of any new laws, regulations or initiatives that may be proposed is impossible to determine.

We, the Adviser, the Dealer Manager and respective affiliates are subject to regulatory oversight, which could negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

Our business and the businesses of the Adviser, the Dealer Manager and their affiliates are subject to extensive regulation, including periodic examinations, inquiries and investigations which may result in examinations, enforcement and other proceedings, by governmental agencies and self-regulatory organizations in the jurisdictions in which we and they operate around the world, including the SEC and various other U.S. federal, state and local agencies. These authorities have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities.

For example, in October 2022, the SEC initiated a sweep of private equity and other types of investment advisers relating to the retention of certain types of electronic business communications, including text messages, that may be required to be preserved under certain SEC rules. In January 2025, certain Blackstone registered investment advisers entered into a settlement with the SEC to resolve this inquiry, which included a combined civil monetary penalty of $12 million. Blackstone, and not any fund or investors, paid the full amount of these penalties. The Adviser does not believe that the resolution of any of these matters has had or will have a material impact on us.

We, the Adviser, the Dealer Manager and their respective affiliates have received, and may in the future receive, requests for information, inquiries and informal or formal investigations or subpoenas from such regulators from time to time in connection with such inquiries and proceedings and otherwise in the ordinary course of business. These requests could relate to a broad range of matters, including specific practices of our business, the Adviser, the Dealer Manager, our investments or other investments the Adviser or its affiliates make on behalf of their clients, potential conflicts of interest between us and the Adviser, Dealer Manager or their affiliates, or industry wide practices. SEC actions and initiatives can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our, Blackstone's or our personnel's activities, or changing our historic practices. Any adverse publicity relating to an investigation, proceeding or imposition of these sanctions could harm our or Blackstone's reputation and have an adverse effect on our future fundraising or operations. The costs of responding to legal or regulatory information requests, any increased reporting, registration and compliance requirements will be borne by us in the form of legal or other expenses, litigation, regulatory proceedings or penalties, may divert the attention of our management, may cause negative publicity that adversely affects investor sentiment, and may place us at a competitive disadvantage, including to the extent that we, the Adviser, the Dealer Manager or any of their respective affiliates are required to disclose sensitive business information or alter business practices.

We are subject to additional risks from our non-U.S. investments.

We have in the past and may in the future invest in real estate located outside of the United States and real estate debt issued in, and/or backed by real estate in, countries outside the United States. Non-U.S. real estate and real estate-related investments involve certain factors not typically associated with investing in real estate and real estate-related investments in the United States, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. real estate markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors' rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; (x) war or other hostilities; and (xi) less publicly available information. Furthermore, while we may have the capacity, but not the obligation, to mitigate such additional risks, including through the utilization of certain foreign exchange hedging instruments, there is no guarantee that we will be successful in mitigating such risks and in turn may introduce additional risks and expenses linked to such efforts.

Our portfolio is currently concentrated in certain industries and geographies and may in the future be concentrated in a limited number of industries, geographies or investments.

Our portfolio may be heavily concentrated at any time in only a limited number of industries, geographies or investments, and, as a consequence, our aggregate return may be substantially affected by the unfavorable performance of such investments. Currently, our portfolio is heavily concentrated in rental housing and industrial assets and geographically concentrated in the southern and western regions of the United States, and in particular Atlanta, Georgia, Las Vegas, Nevada and Dallas, Texas. Concentration of our investments in a particular type of asset or geography, our portfolio makes us more susceptible to fluctuations in value resulting from adverse economic or business conditions affecting that particular type of asset or geography. Our concentration in Las Vegas exposes us to risks related to the economic health and other factors unique to that city, which is in turn largely reliant on the gaming and tourism industries. See "—Our investments in real estate associated with gaming facilities will be impacted by the risks associated with the gaming industry." For investments that the Adviser intends to finance (directly or by selling assets), there is a risk that such financing may not be completed, which could result in us holding a larger percentage of our assets in a single investment and asset type than desired. Investors have no assurance as to the degree of diversification in our investments, either by geographic region or asset type.

We may change our investment and operational policies without stockholder consent.

Except for changes to the investment restrictions contained in our charter, which require stockholder consent to amend, we may change our investment and operational policies, including our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments described in the Prospectus. Our board of directors also approved very broad investment guidelines with which we must comply, but these guidelines provide the Adviser with broad discretion and can be changed by our board of directors. A change in our investment strategy may, among other things, increase our exposure to real estate market fluctuations, default risk and interest rate risk, all of which could materially affect our results of operations and financial condition.

We may have difficulty selling our properties, which may limit our flexibility and ability to pay distributions.

Because real estate investments are relatively illiquid, it could be difficult for us to promptly sell one or more of our properties on favorable terms or at all. Additionally, we have in the past and may in the future agree to lock-out or other provisions when we acquire a property that materially restrict us from selling such property or our interest in such property for a period of time. This may limit our ability to change our portfolio quickly in response to adverse changes in the performance of any such property or economic or market trends or to create liquidity to satisfy repurchase requests or maintain distribution levels. In addition, U.S. federal tax laws that impose a 100% excise tax on gains from sales of dealer property by a REIT (generally, property held for sale, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions could adversely affect our results of operations and financial condition.

We face risks associated with property acquisitions.

We acquire properties and portfolios of properties, including large portfolios that could result in changes to our capital structure. Our acquisition activities and their success are subject to the following risks:

- we may be unable to complete an acquisition after making a non-refundable deposit or guarantee and incurring certain other acquisition-related costs;
- we may be unable to obtain financing for acquisitions on commercially reasonable terms or at all;
- acquired properties may fail to perform as expected;
- acquired properties may be located in new markets in which we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

In addition, while we will invest primarily in stabilized, income-generating real estate, we may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. These investments are generally subject to higher risk of loss than investments in stabilized real estate and there is no guarantee that any renovation or repositioning will be successful, or that the actual costs will not be greater than our estimates.

We face risks associated with privatization of state-owned assets.

We may invest in state-owned enterprises or assets that have been or will be transferred from government to private ownership. It is impossible to predict whether any further privatizations will take place or what the terms or effects of such privatizations may be. There can be no assurance that any privatizations will be undertaken or, if undertaken, will be successfully completed or completed on favorable terms. There can also be no assurance that, if a privatization is undertaken on a private placement basis, we will have the opportunity to participate in the investing consortium. Furthermore, if we have the opportunity to participate in a privatization, it is possible the privatization could be re-examined subsequently by local or international regulatory bodies, exposing us to criticism or investigation. Investors should be aware that changes in governments or economic factors could result in a change in a country's policies on privatization. Should these policies change in the future, it is possible that governments may determine to return projects and companies to state ownership. In such a situation, the level of compensation that would be provided to the owners of the private companies concerned cannot be accurately predicted, but could be substantially less than the amount invested in such companies.

The sale and disposition of real properties carry certain litigation risks at the property level that may reduce our profitability and the return on your investment.

The acquisition, ownership and disposition of real properties carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired by us in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of our efforts to maximize sale proceeds. Similarly, successful buyers may later sue us under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.

Competition for investment opportunities may reduce our profitability and the return on your investment.

We face competition from various entities for investment opportunities in properties, including other REITs, real estate operating companies, pension funds, insurance companies, investment funds and companies, partnerships and developers, some of which are likely a source of reasonable alternatives under Regulation Best Interest. In addition to third-party competitors, other programs sponsored by the Adviser and its affiliates, particularly those with investment strategies that overlap with ours may seek investment opportunities in accordance with Blackstone's prevailing policies and procedures. Some of these entities may have greater access to capital to acquire properties than we have. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets could have a material impact on the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. The lack of available debt on reasonable terms or at all could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, over the past several years, a number of real estate funds and publicly traded and non-traded REITs have been formed and others have been consolidated (and many such existing funds have grown in size) for the purpose of investing in real estate and/or real estate-related assets. Additional real estate funds, vehicles and REITs with similar investment objectives are expected to be formed in the future by other unrelated parties and further consolidations may occur (resulting in larger funds and vehicles). Consequently, it is expected that competition for appropriate investment opportunities would reduce the number of investment opportunities available to us and adversely affect the terms, including price, upon which investments can be made. This competition may cause us to acquire properties and other investments at higher prices or by using less-than-ideal capital structures, and in such case our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

We may make a substantial amount of joint venture investments, including with Blackstone affiliates. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We have made joint venture investments with third parties and Blackstone affiliates and we expect to make additional joint venture investments in the future. We have entered into, and expect to continue to enter into, joint ventures as part of an acquisition with the seller of the properties. Generally, we expect the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture, but this may not always be the case. We may acquire non-controlling interests or shared control interests in joint ventures. Even if we have some control in a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might subject properties owned by the joint venture to additional risk. In some cases, our joint venture partner may be entitled to property management fees, promote or other incentive fee payments as part of the arrangement of the joint venture. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

In addition, in connection with investments in which we participate alongside any Other Blackstone Accounts, the Adviser may decline to exercise, or delegate to a third party, certain control, foreclosure and similar governance rights relating to such shared investments for legal, tax, regulatory or other reasons. There is no guarantee that we will be able to co-invest with any Other Blackstone Account in the future. In addition, we may participate in follow-on investments in joint ventures with Other Blackstone Accounts in which the Other Blackstone Accounts may invest less than their pro rata share or may not participate at all or vice versa. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Blackstone Accounts.

Some additional risks and conflicts related to our joint venture investments (including joint venture investments with Blackstone affiliates) include:

- the joint venture partner could have economic or other interests that are inconsistent with or different from our interests, including interests relating to the financing, management, governance, operation, leasing or sale of the assets purchased by such joint venture;

- our joint venture partners may receive ongoing fees from our joint ventures, including promote payments and potential buyouts of their equity investments, all of which may reduce amounts otherwise payable to us;

- tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner could cause it to want to take actions contrary to our interests. For example, if the joint venture partner conducts its operations so as to not be an investment company by complying with the requirements under Section 3(a)(1)(C) of the Investment Company Act or seeks to have some or all of its investments in majority-owned subsidiaries that qualify for the exemption pursuant to Section 3(c)(5)(C) of the Investment Company Act, such joint venture partner could seek to dispose of or continue to hold joint venture investments for reasons other than the business case of particular assets, which could be at odds with us;

- the joint venture partner could have joint control or joint governance of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours;

- under the joint venture arrangement, there will be cases where neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition and/or expected costs and expenses. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of Blackstone;

- under the joint venture arrangement, if we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so;

- under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we could be forced to sell our investment in the joint venture, or buy the joint venture partner's share of the joint venture at a time when it would not otherwise be in our best interest to do so;

- if the joint venture partner charges fees or incentive allocation to the joint venture arrangement, the joint venture partner could have an incentive to hold assets longer or otherwise behave to maximize fees and incentive allocation paid, even when doing so is not in our best interest;

- the joint venture partner could have authority to remove the Blackstone affiliated investment manager of the joint venture. If such removal were to occur, we would be joint venture partners with a third-party manager, in which case it could be significantly more difficult for us to implement our investment objective with respect to any of our investments held through such joint ventures;

- our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such joint venture partner not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time;

- under the joint venture arrangement, we and the joint venture partner could each have preemptive rights in respect of future issuances by the joint venture, which could limit a joint venture's ability to attract new third-party capital;

- under the joint venture arrangement, a removal of the Adviser could trigger change of control restrictions that may include buy/sell rights like those described above, a loss of governance rights in the joint venture or other adverse consequences;

- under the joint venture arrangement, we and the joint venture partner could be subject to lock-ups, which could prevent us from disposing of our interests in the joint venture at a time it determines it would be advantageous to exit; and

- the joint venture partner could have a right of first offer, tag-along rights, drag-along rights, consent rights or other similar rights in respect of any transfers of the ownership interests in the joint venture to third parties, which could have the effect of making such transfers more complicated or limiting or delaying us from selling our interest in the applicable investment.

Furthermore, we may have conflicting fiduciary obligations when we acquire properties with our affiliates or other Blackstone-advised investment vehicles; as a result, in any such transaction we may not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

We have in the past acquired, and may in the future, acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on the Adviser in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package and/or also include certain additional investments or transactions even though, were it not part of the overall transaction, we may not want to purchase one or more properties included in such portfolio or participate in additional investments or transactions. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties or investments, or if the seller imposes a lock-out period or other restriction on a subsequent sale, we may be required to operate such properties or attempt to dispose of such properties or investments (if not subject to a lock-out period). We have also shared in the past and may in the future share the acquisition of large portfolios of properties with our affiliates or other Blackstone-advised investment vehicles, which can result in conflicts of interest, including as to the allocation of properties within the portfolio and the prices attributable to such properties. See "Risks Related to Conflicts of Interest—We may invest in joint ventures with Other Blackstone Accounts or divide a pool of investments among us and Other Blackstone Accounts." It may also be difficult for the Adviser to fully analyze each property in a large portfolio, increasing the risk that properties do not perform as anticipated. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on investments in real property. The risks related to acquiring multiple properties in a single transaction may be more pronounced in single family rental acquisitions, where numerous single family rental properties each with relatively small values individually are acquired in large portfolio, making it difficult for the Adviser to analyze individual properties. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

In the event we obtain options to acquire properties, we may lose the amount paid for such options whether or not the underlying property is purchased.

We may obtain options to acquire certain properties. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is purchased. Any unreturned option payments will reduce the amount of cash available for further investments or distributions to our stockholders.

The due diligence process that the Adviser undertakes in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment, and if the Adviser incorrectly evaluates the risks of our investments, we may experience losses.

Before making investments, the Adviser will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances known at that time. Due diligence may entail, among other factors, evaluation of important and complex business, financial, tax, accounting, insurance-related, sustainability, real property and legal issues. When conducting due diligence and making an assessment regarding an investment, the Adviser will rely on the resources available to it, including information provided by the counterparty and third-party investigations or the due diligence conducted by an Other Blackstone Account. However, representations made by a counterparty could be inaccurate, and third-party investigations may not uncover risks.

In addition, in certain instances, we may not have access to all available information to determine fully the origination and underwriting practices utilized with respect to the investments or the manner in which the investments have been serviced and/or operated.

As a result, due diligence investigations conducted with respect to any investment opportunity may not reveal or highlight all relevant facts necessary or helpful to make the investment decision. Moreover, such an investigation will not necessarily result in the investment being successful. There can be no assurance that attempts to provide downside protection with respect to investments, including pursuant to risk management procedures described in the Prospectus, will achieve their desired effect, and potential investors should regard an investment in us as being speculative and having a high degree of risk. Conduct occurring at portfolio entities, even activities that occurred prior to our investment therein, could have an adverse impact (financial or otherwise) on us.

There can be no assurance that the Adviser will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices during the due diligence investigation or during its efforts to monitor the investment on an ongoing basis or that any risk management procedures implemented by the Adviser will be adequate.

In the event of fraud by any portfolio entity or any of its affiliates, we may suffer a partial or total loss of capital invested in that portfolio entity. An additional concern is the possibility of material misrepresentation or omission on the part of the portfolio entity or the seller. Such inaccuracy or incompleteness may adversely affect the value of our investments in such portfolio entity. The Adviser will rely upon the accuracy and completeness of representations made by portfolio entities and/or their former owners in the due diligence process to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness of any such representation. We may elect to obtain a representations and warranties insurance policy that may provide protection to us in the event of losses arising from the inaccuracy or incompleteness of any such representation. However, there is no guarantee that we would be able to obtain recovery under any such insurance policy, or that such recovery will be sufficient. In addition, in a transaction where we have obtained such a policy, recourse to the former owners of a portfolio entity may be severely limited or even eliminated, and recovery under such policy may effectively be the sole source of recovery for us in such circumstance. Under certain circumstances, payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.

Consultants, legal advisors, appraisers, accountants, investment banks and other third parties may be involved in the due diligence process and/or the ongoing operation of our portfolio properties to varying degrees. Moreover, in negotiating and structuring transactions with counterparties (such as investment banks, financial intermediaries and other service providers), the Adviser will generally not seek to maximize terms as if such transaction was taking place in isolation; rather, the Adviser will be free to consider relationship, reputational and market considerations, which can in some circumstances result in less favorable terms to us than might be negotiated if those considerations were not taken into account. For example, certain asset management, finance, administrative and other similar functions, such as data entry relating to a portfolio entity, may be outsourced to a third-party or affiliated service provider whose fees and expenses will be borne by such portfolio entity or us and will not offset the management fee. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to the Adviser's reduced control over the functions that are outsourced. In addition, if the Adviser is unable to timely engage third-party providers, its ability to evaluate and acquire more complex targets could be adversely affected.

Moreover, investment analyses and decisions by the Adviser may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited, and the Adviser may not have access to the detailed information necessary for a full evaluation of the investment opportunity, such as physical characteristics, environmental matters, zoning restrictions or other local conditions affecting an investment property. In addition, the Adviser can be expected to rely upon independent consultants or attorneys in connection with their evaluation of proposed investments. There can be no assurance that these consultants will accurately evaluate proposed investments. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment at the time the investment decision is made, and we may make investments which we would not have made if more extensive due diligence had been undertaken.

Misconduct by employees of the Adviser, our portfolio entities and service providers to us and/or their respective affiliates could cause significant losses to us. Misconduct may include fraud, entering into transactions without authorization, the failure to comply with operational and risk procedures, including due diligence procedures, the improper use or disclosure of confidential or material non-public information, which could result in litigation or serious financial harm, including limiting our business prospects or future marketing activities, and non-compliance with applicable laws or regulations and the concealing of any of the foregoing. Such activities may result in reputational damage, litigation, business disruption and/or financial losses to us. The Adviser has controls and procedures through which it seeks to minimize the risk of such misconduct occurring. However, no assurances can be given that the Adviser will be able to identify or prevent such misconduct.

We may be subject to expenses and liabilities related to employees of certain portfolio entities owned by us.

We may be subject to expenses and liabilities related to employees of certain portfolio entities owned by us. For example, we acquired the management teams as part of our acquisitions of American Campus Communities and April Housing, and we may acquire other management teams as part of transactions in the future. Such expenses and liabilities include compensation, overhead and other administrative costs, as well as potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances. We may also be subject to other operational risks from such employees, including cybersecurity risks or as a result of employee error or malfeasance. In addition, we may encounter unforeseen costs and expenses associated with acquiring such portfolio entities and such expenses may have an adverse effect on our results of operations.

We rely on property managers to operate our properties and leasing agents to lease vacancies in our properties.

The Adviser hires property managers to manage our properties and leasing agents to lease vacancies in our properties. These property managers may be our affiliates, other Blackstone-advised investment vehicles or partners in joint ventures that we enter into. We may also use portfolio entities owned by us to provide these property management, leasing and similar services. The property managers have significant decision-making authority with respect to the management of our properties. We are particularly dependent on property managers of any hospitality and leisure properties we invest in. In cases where we use third party property managers, our ability to direct and control how our properties are managed on a day-to-day basis may be limited. Thus, the success of our business may depend in large part on the ability of our property managers to manage the day-to-day operations and the ability of our leasing agents to lease vacancies in our properties. In cases where we use one of our portfolio entities to provide property management services, we will directly incur the expenses of property management and the other costs and obligations associated with operating the portfolio entity, including the compensation of our portfolio entity employees. Any adversity experienced by, or problems in our relationship with, our property managers or leasing agents could adversely impact the operation and profitability of our properties.

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space and could adversely affect our income, performance, operations and ability to pay distributions.

Rental income from real property, directly or indirectly, constitutes a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing debts we may own. Our tenants may be negatively affected by continued market volatility, trade conflict, civil unrest, national and international security events, geopolitical events, military conflicts, war, disruptions in global supply chains, natural disasters, public health or pandemic crises, actual or perceived instability in the U.S. banking system, labor shortages, tariffs, elevated consumer prices or broad inflationary pressures, any of which may have a negative impact on our tenant's ability to execute on their business plans and their ability to perform under the terms of their obligations. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases may adversely affect our operations, performance and our ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court for an additional 90 days. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant's bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Similarly, certain of our other properties, including certain net leases, industrial warehouses and student housing properties, are leased out to single tenants or tenants that are otherwise reliant on a single enterprise to remain in business and our hotel properties are generally operated by a single operator. Adverse impacts to such tenants, businesses or operators, including as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, political events or other factors that may impact the operation of these properties, may have negative effects on our business and financial results. As a result, such tenants or operators have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. Further, if such tenants default under their leases or such operators are unable to operate our properties, we may not be able to promptly enter into a new lease or operating arrangement for such properties, rental rates or other terms under any new leases or operating arrangement may be less favorable than the terms of the current lease or operating arrangement or we may be required to make capital improvements to such properties for a new tenant or operator, any of which could adversely impact our operating results.

We may be unable to renew leases as leases expire and our leases may be terminated early.

We may not be able to lease properties that are vacant or become vacant because a tenant decides not to renew its lease or by the continued default of a tenant under its lease. Our leases may also be terminated early. For example, the current administration may terminate the federal government's leases in commercial buildings, including the GSA leases, as part of its cost reduction initiatives. In addition, certain of the properties we acquire may have some level of vacancy at the time of acquisition. Certain other properties may be specifically suited to the particular needs of a tenant and may become vacant after we acquire them. Even if a tenant renews its lease or we enter into a lease with a new tenant, the terms of the new lease may be less favorable than the terms of the old lease. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the property's leases. If we are unable to promptly renew or enter into new leases, or if the rental rates are lower than expected, our results of operations and financial condition will be adversely affected. For example, following the termination or expiration of a tenant's lease there may be a period of time before we will begin receiving rental payments under a replacement lease. During that period, we will continue to bear fixed expenses such as interest, real estate taxes, maintenance, security, repairs and other operating expenses. In addition, declining economic conditions may impair our ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants may require us to make capital improvements to properties which would not have otherwise been planned. Any unbudgeted capital improvements that we undertake may divert cash that would otherwise be available for distributions or for satisfying repurchase requests. Ultimately, to the extent that we are unable to renew leases or re-let space as leases expire, decreased cash flow from tenants will result, which could adversely impact our operating results.

We may be required to expend funds to correct defects or to make improvements before a tenant can be found for a property at an attractive lease rate or an investment in a property can be sold. No assurance can be given that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed on that property. These factors and others that could impede our ability to respond to adverse changes in the performance of our properties could significantly affect our financial condition and operating results.

Investments in retail assets subjects us to particular economic and operating risks.

We are able to make investments in retail assets, which subjects us to particular economic and operating risks. For example, retail properties, like other properties, are subject to the risk that tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination or business closure by a tenant that occupies a large area of a retail center or a prominent position in a high-end shopping district (commonly referred to as an anchor tenant) could impact leases of other tenants, and other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant and in particular, an anchor tenant, we may experience delays and costs in enforcing its rights as landlord to recover amounts due to it under the terms of its agreements with those parties. Furthermore, most leases with retail tenants contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center or shopping district. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property or shopping district. Finally, retailers leasing properties will face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators, television shopping networks and shopping via the internet. Such competition could adversely affect tenants and, consequently, revenues and funds available for distribution.

Our properties face significant competition.

We face significant competition from owners, operators and developers of properties. Substantially all of our properties will face competition from similar properties in the same market. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower prices than the space in our properties. If one of our properties were to lose an anchor tenant, this could impact the leases of other tenants, who may be able to modify or terminate their leases as a result.

Our properties may be leased at below-market rates under long-term leases.

We have in the past sought, and may in the future seek, to negotiate longer-term leases to reduce the cash flow volatility associated with lease rollovers, provided that contractual rent increases are generally included. In addition, where appropriate, we will seek leases that provide for operating expenses, or expense increases, to be paid by the tenants. These leases may allow tenants to renew the lease with pre-defined rate increases. If we do not accurately judge the potential for increases in market rental rates, or if our negotiated increases provide for a discount to then-current market rental rates (in exchange for lower volatility), we may set the rental rates of these long-term leases at levels such that even after contractual rental increases, the resulting rental rates are less than then-current market rental rates. Further, we may be unable to terminate those leases or adjust the rent to then-prevailing market rates. As a result, our income and distributions to our stockholders could be lower than if we did not enter into long-term leases.

We face risks associated with leasing real estate.

Our investments for let are subject to various risks related to leasing and tenants. We compete with other owners of real estate, including Other Blackstone Accounts, to lease space, and the occupancy and rental rates of its assets depend on leasing market activity or, in relevant jurisdictions, are based on regulatory policy. Additionally, a tenant in one of our assets may experience a decline in its business that weakens its financial condition and ability to make rental payments when due, or the tenant's financial results from the asset rented from us may decline such that the tenant has an incentive to terminate the lease. Residential tenants may similarly be less able to make rental payments when due as a result of rising costs of living (for example, utilities or groceries). In some instances, the principal asset of a tenant is its improvements to the leased property, or the liability of the tenant may be contractually limited to its interest in such improvements. In those cases, we rely only on the tenant's equity interest in the improvements to secure the tenant's obligations under the lease.

Related risks exist to the extent that a portfolio entity provides services to both us and Other Blackstone Accounts and determines which assets or spaces are shown to potential tenants or otherwise can influence the choice by potential tenants of which asset or space to rent. Such portfolio entity's determination may be influenced and increased by any difference or perceived difference in total compensation (including, for example, where personnel of such portfolio entity participates in an equity incentive plan (or other long-term incentive plan) with respect to one or more assets or asset pools of one Other Blackstone Account but do not do so with respect to us or another Other Blackstone Account or vice versa) that a portfolio entity service provider or its relevant personnel may receive or be entitled to, due to its or such portfolio entity's determination.

Tenants terminate leases, including before the term ends, for a variety of reasons. In addition, a tenant may seek the protection of applicable bankruptcy or insolvency laws, which could result in the rejection or termination of the tenant's lease or other adverse consequences to the landlord. We may be thwarted in attempts to enforce its rights as lessor and, even where we are successful in enforcing our rights, we may not be able to fully mitigate its losses or prevent future losses. After a lease has been terminated, we nonetheless bear the fixed costs of ownership of the asset, such as real estate taxes, maintenance and other operating expenses and, if applicable, interest and amortizations on any related financing. Property that has been vacated by a tenant may not be relet at the same rental rate (or at all), thereby reducing the operating income from the property, and we may need to make unexpected capital investments or take additional steps to lease the property again. Such risks related to lease termination are exacerbated for single family properties and other properties with single tenants.

Any of the risks described herein could be exacerbated to the extent any tenant leases property from more than one of our investments.

We may experience material losses or damage related to our properties and such losses may not be covered by insurance.

With respect to investments, the Adviser may seek to require us, the underlying portfolio entities and/or project to obtain liability, fire, flood, extended coverage, rental loss, cyber sabotage and/or terrorism insurance with insured limits and policy specifications that the Adviser, or, if applicable, portfolio entity management, believes are customary and reasonable. However, certain losses of a catastrophic nature, such as wars, natural disasters, terrorist attacks (including cyber sabotage) or other similar events, may be either uninsurable or insurable only at uneconomically high rates such that no insurance coverage exists or maintenance of such coverage would cause an adverse impact on the related portfolio entities. In general, losses related to terrorism and cyber sabotage are becoming harder and more expensive to insure against. In some cases, the insurers exclude terrorism and/or cyber sabotage, in others the coverage against terrorist acts and/or cyber sabotage is limited, or available only for a significant price. A similar dynamic has been unfolding with respect to certain weather events and earthquakes, and it is possible that other coverage areas, such as liabilities arising from legal, tax, regulatory considerations, could also face such pressure from insurers. As a result, not all investments are expected to be insured against all risks. Furthermore, even when insurance is available and has been procured, formalities must be followed to obtain the benefit of the insurance in the case of a loss event, such as timely delivery of a notice of claim; a failure to follow these formalities could result in voidance of coverage. If a major loss for which insurance is unavailable occurs, we could lose both invested capital in and anticipated profits from the affected investments.

We could become subject to liability for environmental violations, regardless of whether we caused such violations.

Environmental laws, regulations and regulatory initiatives play a significant role in certain industries and can have a substantial impact on investments in these industries. Conversely, required expenditures for environmental compliance and the direct and indirect impacts of increased environmental regulation have adversely impacted investment returns in a number of segments of such industries. Certain industries will continue to face considerable oversight from environmental regulatory authorities and significant influence from non-governmental organizations and special interest groups. We may invest in investments that are subject to changing and increasingly stringent environmental and health and safety laws, regulations and permit requirements, and there can be no guarantee that all costs and risks regarding compliance with environmental laws, regulations and permits can be identified. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, joint and several obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted or where materials were disposed. New and more stringent environmental and health and safety laws, regulations and permit requirements or stricter interpretations of current laws, regulations or permits could impose substantial additional costs on investments or potential investments. Compliance with such current or future environmental requirements does not ensure that the operations of our investments will not cause injury to the environment or to people under all circumstances or that our investments will not be required to incur additional unforeseen environmental expenditures. Environmental hazards could expose our investments to material liabilities for property damage, personal injuries or other environmental harm, including costs of investigating and remediating contaminated properties. Moreover, failure to comply with regulatory, legal or permit requirements could have a material adverse effect on a portfolio entity or investment, and there can be no assurance that portfolio entities will at all times comply with all applicable environmental laws, regulations and permit requirements. Any noncompliance with these laws, regulations and permits could subject us and our portfolio entities to material administrative, civil and/or criminal enforcement proceedings, penalties and other liabilities, including claims and litigation from third parties who may be affected, curtailment or shutdown of operations, revocation or non-renewal of permits, loss of contracts, and reputational impacts.

Furthermore, we may be exposed to claims and losses arising from known, undisclosed or unknown environmental contamination from pollutants or other hazardous materials, or health or occupational safety matters. Under laws in many jurisdictions similar to the Comprehensive Environmental Response, Compensation and Liability Act in the U.S., liability for environmental contamination may be without regard to fault or causation and in many situations may be joint and several, so that a liable party may be exposed to the entire liability involved; and such liability may arise not only from currently owned or operated properties but former properties of entities that are the subject of investments, and other properties impacted by such contamination, exposing our investments to material liabilities for costs of investigating and remediating contaminated properties, and for damages to natural resources. We could also suffer losses if reserves or insurance proceeds or indemnities prove inadequate to cover any such matters. Under the laws, rules and regulations of various jurisdictions, an owner of real property can be liable for the costs of removal or remediation of certain hazardous or toxic substances, including asbestos, on or in the asset. Liability can be joint and several, which can result in a party being held liable without regard to whether the party knew of, or was responsible for, the contamination. The presence of environmental contamination on a property, whether known or latent, could result in personal injury to persons removing or who are otherwise exposed to such materials, as well as contamination and damage to other property, which could give rise to liability to third parties. In the event that we have an indemnity from a third party purporting to cover any such liability, there can be no assurance as to the financial viability of any indemnifying party at the time a claim arises or when recovery is sought under the indemnity. Insurance for such matters may not be available, especially for known or suspected conditions, and even if insurance coverage is in place, any proceeds may prove inadequate to cover the losses involved. The cost to perform any remediation, and the cost to defend against any related claims, could exceed the value of the relevant investment. In such cases governmental authorities and others may seek to require us to satisfy the claims from other assets and investments, and, depending on the circumstances, could prevail. The existence of contamination, the process of investigating and/or remediating contamination, and/or the failure to properly remediate contamination may adversely affect the owner's ability to develop, use or sell the real estate or to borrow funds using such asset as collateral and may result in fines and other sanctions. In addition, some environmental laws create a lien on a contaminated asset in favor of governments or government agencies for costs they may incur in connection with the contamination.

Additionally, as consensus builds that global warming is a significant threat, initiatives seeking to address climate change through regulation of greenhouse gas emissions have been adopted by, are pending or have been proposed before international and regional regulatory authorities. Many industries (e.g., manufacturing, electrical power generation, fuel production/distribution/storage, transportation and insurance) face various climate change risks, many of which could conceivably materially impact them. Such risks include (i) regulatory/litigation risk (e.g., changing legal requirements that could result in increased permitting and compliance costs, changes in business operations, the discontinuance of certain operations and related litigation); (ii) market risk (e.g., declining market for products and services seen as greenhouse gas intensive); and (iii) physical risk (e.g., risks to plants or property owned, operated or insured by a company posed by rising sea levels, increased frequency or severity of storms, drought, wildfires and other physical occurrences attributable to climate change). These risks could result in unanticipated delays or expenses, especially for electricity, and, under certain circumstances, could prevent completion of investment activities once undertaken, any of which could have an adverse effect on us.

Our costs associated with complying with the Americans with Disabilities Act of 1990 (the "ADA") may affect cash available for distributions.

Any domestic properties we acquire will generally be subject to the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We may not acquire properties that comply with the ADA or we may not be able to allocate the burden on the seller or other third party, such as a tenant, to ensure compliance with the ADA in all cases.

Our properties are, and any properties we acquire in the future will be, subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our properties are, and any properties we acquire in the future will be, subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Some of our leases may provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable (or not obligated) to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we are generally responsible for property taxes related to any vacant space. If we purchase rental housing properties, the leases for such properties typically will not allow us to pass through real estate taxes and other taxes to residents of such properties. Consequently, any tax increases may adversely affect our results of operations at such properties.

Certain of our investments are in the form of ground leases, which provide limited rights to the underlying property.

We hold and may in the future invest from time to time in real properties that are subject to ground leases. As a lessee under a ground lease, we may be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may adversely impact our investment performance. Furthermore, ground leases often impose restrictions on the ability to sell the asset, including the obligation to obtain consent from the landlord to any assignment or transfer of rights under the lease. Finally, the value of a ground lease can be more volatile, as its entire value is defined by cash flows to a date certain (i.e., the expiration date of the ground lease), after which there is generally no value for the lessee.

Certain of our industrial properties may be special use and/or build-to-suit and may be difficult to sell or re-let upon tenant defaults or lease terminations.

Certain of our industrial properties may include special use and/or build-to-suit properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets and this illiquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. With such properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant, finance the property or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant or borrower due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell or re-let our industrial properties and adversely affect our results of operations at such properties.

Certain properties may require an expedited transaction, which may result in limited information being available about the property prior to its acquisition.

Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited, and the Adviser may not have access to detailed information regarding the investment property or portfolio of properties, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting such investment. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment, and we may make investments which we would not have made if more extensive due diligence had been undertaken. Because large portfolios of properties still generally require diligence to analyze individual properties, these risks are exacerbated in expedited transactions of large portfolios. In addition, the Adviser may use consultants, legal advisors, appraisers, accountants, investment banks and other third parties in connection with its evaluation and/or diligence of certain investments. No assurance can be given as to the accuracy or completeness of the information provided by such third parties, and we may incur liability as a result of such third parties' actions.

We face risks in effecting operating improvements.

In some cases, the success of an investment will depend, in part, on our ability to restructure and effect improvements in the operations of a property. The activity of identifying and implementing restructuring programs and operating improvements at property entails a high degree of uncertainty. There can be no assurance that we will be able to successfully identify and implement such restructuring programs and improvements.

Many factors affect the single-family rental housing market, and we may be negatively affected by our assumptions surrounding and general conditions of the single-family rental housing market.

Any potential returns on our investments related to the single-family rental housing market will depend upon many factors including, but not limited to:

- the availability of properties or other investments that meet our investment criteria and our ability to acquire such properties at favorable prices and interest rates;

- real estate appreciation or depreciation in our target markets;

- the condition of our properties;

- our ability to contain renovation, maintenance, marketing and other operating costs for our properties;

- our ability to maintain high occupancy rates and target rent levels;

- general economic conditions in our target markets, such as changes in employment and household earnings and expenses; the effects of rent controls, stabilization laws and other laws or regulations regarding rental rates and tenant rights; and

- changes in, and changes in enforcement of, laws, regulations and government policies including health, safety, environmental, property, zoning and tax laws.

We will have no control over many of these factors, which could adversely affect our operations. Our success will also depend, in part, on our assumptions about our target properties, target lessees, renovation, maintenance and other operating costs, and rental rates and occupancy levels and, if our assumptions prove to be inaccurate, this may adversely affect our operations and results.

A number of our rental housing properties are part of homeowner's associations ("HOAs"), and we and tenants of such properties are subject to the rules and regulations of such HOAs, which are subject to change and may be arbitrary or restrictive. Violations of such rules may subject us to additional fees, penalties and litigation with such HOAs which would be costly.

A number of our rental housing properties are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a rental housing subdivision. We pay all HOA fees and assessments directly. The majority of the HOA fees due on our properties are billed annually. The fees are paid when due by our property managers and are included in our property and operating expenses. HOAs in which we own properties may have or may enact onerous or arbitrary rules that restrict our ability to restore, market or lease our properties or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale or the requirement that specific construction materials be used in restorations. Some HOAs also impose limits on the number of property owners who may rent their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs of lost rental revenue. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas, and we may have tenants who violate HOA rules and for which we may be liable as the property owner. Additionally, the boards of directors of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. Furthermore, in certain jurisdictions, HOAs may have a statutory right of first refusal to purchase certain types of properties we may desire to sell. Moreover, in certain jurisdictions (such as in Florida), HOAs may be entitled to dispute rent increases, which may result in arbitration. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

Our industrial tenants may be adversely affected by a decline in manufacturing activity in the United States.

Fluctuations in manufacturing activity in the United States may adversely affect our industrial tenants and therefore the demand for and profitability of our industrial properties. Trade agreements with foreign countries have given employers the option to utilize less expensive foreign manufacturing workers. Outsourcing manufacturing activities could reduce the demand for U.S. workers, thereby reducing the profitability of our industrial tenants and the demand for and profitability of our industrial properties.

We could be negatively impacted by the condition of Fannie Mae or Freddie Mac and by changes in government support for rental housing.

Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") are a major source of financing for rental housing real estate in the United States. We expect to utilize loan programs sponsored by these entities as a key source of capital to finance our growth and our operations. In September 2008, the U.S. government increased its control of Fannie Mae and Freddie Mac and placed both companies into a government conservatorship under the Federal Housing Finance Agency. In December 2009, the U.S. Treasury increased its financial support for these conservatorships. In February 2011, the Obama administration released its blueprint for winding down Fannie Mae and Freddie Mac and for reforming the system of housing finance. Since that time, members of Congress have introduced and Congressional committees have considered a substantial number of bills that include comprehensive or incremental approaches to winding down Fannie Mae and Freddie Mac or changing their purposes, businesses or operations. A decision by the U.S. government to eliminate or downscale Fannie Mae or Freddie Mac or to reduce government support for rental housing more generally may adversely affect interest rates, capital availability, development of rental housing communities and the value of rental housing assets and, as a result, may adversely affect our future growth and operations. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the rental housing sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of rental housing assets, which could impair the value of a significant portion of rental housing communities. Specifically, the potential for a decrease in liquidity made available to the rental housing sector by Fannie Mae and Freddie Mac could:

- make it more difficult for us to secure new takeout financing for any rental housing development projects we acquire;
- hinder our ability to refinance any completed rental housing assets;
- decrease the amount of available liquidity and credit that could be used to broaden our portfolio through the acquisition of rental housing assets; and
- require us to obtain other sources of debt capital with potentially different terms.

Short-term leases expose us to the effects of declining market rent and could adversely impact our ability to make cash distributions to you.

Substantially all of our rental housing leases are on a short-term basis. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues would be impacted by declines in market rents more quickly than if our leases were for longer terms.

Increased levels of unemployment could adversely affect the occupancy and rental rates of any rental housing properties we acquire.

Increased levels of unemployment in rental housing markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, rental housing occupancy and rental rates have historically been adversely affected by:

- oversupply or reduced demand for apartment homes;
- rental residents deciding to share rental units and therefore rent fewer units;
- potential residents moving back into family homes or delaying leaving family homes;
- a reduced demand for higher-rent units;
- a decline in household formation;
- persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;
- rent control or rent stabilization laws, or other laws regulating housing, that could prevent us from raising rents sufficiently to offset increases in operating costs;
- the inability or unwillingness of residents to pay rent increases; and
- increased collection losses.

These factors generally have contributed to lower rental rates. To the extent that we invest in any rental housing properties, our results of operations, financial condition and ability to make distributions to you may be adversely affected if these factors do not improve or worsen.

If any credit market disruptions or economic slowdowns occur, any investments in multifamily properties may face increased competition from single family homes and condominiums for rent, which could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Any multifamily communities in which we invest may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Such competitive housing alternatives may become more prevalent in a particular area in the event of any tightening of mortgage lending underwriting criteria, homeowner foreclosures, declines in single-family home and condominium sales or lack of available credit. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Investments in residential real estate assets are subject to particular economic, operating and regulatory risks.

We are able to make investments in residential real estate assets, which subjects us to particular economic, operating and regulatory risks. These risks relate to supply of and demand for living space in the local market, wage and job growth in the local market, availability of mortgage financing and homeownership affordability, tenant quality, the physical attributes of the building in relation to competing buildings (e.g., age, condition, design, appearance, amenities and location), access to transportation and changes in regulatory requirements (e.g., rent regulations and caps, and higher standards of maintenance), among other factors. The current U.S. presidential administration issued an executive order in January 2026 seeking to restrict institutional investor ownership of single-family homes, and certain states have considered, and others may seek to enact, legislation aimed at doing so. Although the impact of the executive order and any such potential legislation remain unknown, they could have a material adverse effect on our future results of operations, financial condition and business in residential real estate assets.

Investments in financing residential assets, such as mortgage loans (including loans that may be in default), involve additional risks. If a residential mortgage loan is in default, foreclosure of the mortgage loan can be a lengthy and expensive process. The ultimate disposition of a foreclosed asset may yield a price insufficient to cover the cost of the foreclosure process and the balance attached to the defaulted mortgage loan. In addition, politicians, regulators, journalists, housing advocates and others have been critical of private investment firms such as Blackstone that have made investments in residential mortgage loans and, in some cases, led protests and social media campaigns. Such opposition could cause us to forego investment opportunities and subject us to new legislation, litigation and changes in regulatory oversight.

The multifamily rental housing properties in which we invest must comply with the Fair Housing Amendment of 1988.

The multifamily rental housing properties in which we invest domestically, if any, must comply with the Fair Housing Amendment Act of 1988 ("FHAA") which requires that multifamily communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors. Compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. Recently there has been heightened scrutiny of multifamily housing communities for compliance with the requirements of the FHAA and the ADA and an increasing number of substantial enforcement actions and private lawsuits have been brought against multifamily communities to ensure compliance with these requirements. Noncompliance with the FHAA and the ADA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

We have and continue to expect to make investments in low income areas or affordable housing developments.

Investment opportunities may include projects and initiatives located in low-income areas, including, without limitation, low-income or affordable housing developments and businesses located in low income areas. There are significant risks associated with the ownership of these projects and initiatives. There may be federal, state and local governmental regulatory restrictions on the operation, rental and transfer of these investments, such as the requirement that the owners of the investments rent or sell certain rental housing units to persons or families of low or moderate income and that the amount of rent that may be charged for these units may be less than market rates. These restrictions may adversely affect economic performance relative to properties that are not subject to these restrictions. For example, selling property that is subject to affordable housing regulatory restrictions may limit its sale price, and accordingly adversely impact our investment performance. In addition, the long-term nature of investments in government-assisted housing limits our ability to vary our portfolio in response to changing economic, financial and investment conditions; these properties are also subject to changes in local economic circumstances and housing patterns, as well as rising operating costs, vacancies, rent collection difficulties, energy shortages and other factors which have an impact on real estate values. These properties also require greater management expertise and may have higher operating expenses than conventional housing projects. Certain of our properties were developed under the U.S. federal Low Income Housing Tax Credit ("LIHTC") program, and such properties are subject to regulatory and rent restrictions. Properties in low-income areas may also (a) be in an early stage of development and not have a proven operating history, (b) be operating at a loss or have significant variations in operating results, (c) be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, (d) require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, (e) rely on the services of a limited number of key individuals, the loss of any of whom could significantly adversely affect a project's performance, (f) face intense competition, including competition from companies and projects with greater financial resources, more extensive development, marketing and other capabilities, and a larger number of qualified management and technical personnel, (g) utilize innovative and untested operational and business strategies, including new business partnerships and teams, and (h) otherwise have a weak financial condition or be experiencing financial difficulties that could result in insolvency, liquidation, dissolution, reorganization or bankruptcy of the project. Further, there is often less publicly available information concerning these properties than for larger, more established businesses. These risks may adversely affect the performance of the properties and result in substantial losses. Furthermore, many of the risks associated with investing in real estate may be exacerbated in connection with properties in low-income areas. A downturn in the economy may impact the success of businesses in low-income areas and the operations of tenants in low-income areas. Businesses in which we have invested may experience declining revenues or file for bankruptcy. In addition, tenants in properties held by us may experience declining revenues, vacate the premises early, or file for bankruptcy, which could reduce a tenant's ability to pay base rent, percentage rent or other charges. Finally, we may own certain low-income properties through complicated ownership structures due to tax or regulatory reasons, which may limit the flexibility we have in managing such properties.

Risks associated with natural disasters and climate change may adversely affect our business and financial results and damage our reputation.

Certain regions in which we invest or conduct activities related to investments are susceptible to natural disasters, such as earthquakes (particularly regions located within the "Ring of Fire," the series of oceanic trenches, volcanic arcs and converging tectonic plates that account for approximately 90% of the world's earthquakes), and disease outbreaks that could have a severe impact on the value of, and even destroy, assets in those regions. Health or other government regulations adopted in response to natural calamities may require temporary closure of corporate and governmental offices upon a disaster, which would severely disrupt our operations in the affected area. Catastrophic losses may either be uninsurable or insurable at such high rates as to make coverage impracticable. If a major uninsured loss were to occur with respect to any of our investments, we could lose both invested capital and anticipated profits.

There has been increasing awareness and concern of severe weather, other climate events outside of the historical norm and other effects of climate change. Transition risks associated with climate change include higher energy costs, higher costs of supply chain services, increased frequency of supply chain disruptions and new or more stringent environment regulations. For example, government restrictions, standards or regulations intended to reduce greenhouse gas emissions (GHG) and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on the development of commercial real estate (e.g., "green" building codes or other standards on water and energy usage and efficiency). Such restrictions and requirements, along with rising insurance premiums resulting from climate change, could increase our costs or require additional technology and capital investment by us, which could adversely affect our results of operations. This is a particular concern in the western and northeastern United States, where some of the most extensive and stringent environmental laws, health and safety and building construction standards in the U.S. have been enacted, and where we have properties in our investment portfolio. In addition, new climate change-related regulations may result in enhanced disclosure obligations, which could materially increase our regulatory burden and compliance costs. See "—We are subject to evolving sustainability disclosure standards and expectations that expose us to numerous risks."

Further, physical effects of climate change including changes in global weather patterns, rising sea levels, changing temperature averages or extremes and extreme weather events such as wildfires, hurricanes, droughts or floods, can also have an adverse impact on certain properties. To the extent the effects of climate change increase, we would expect the frequency and impact of weather and climate-related events and conditions to increase as well. For example, unseasonal or extreme weather events can have a material impact on hospitality businesses or properties resulting in increased costs to remedy or repair impacts or from investments made in advance of such events to minimize potential damage. Additionally, there may be actual or threatened damage related to actual or forecasted extreme weather events that could increase the cost of, or render unavailable, insurance on favorable terms on the properties underlying our investments. Repair, remediation or insurance expenses could reduce net operating income of properties and the value of our investment related to such properties.

Some physical risk is inherent in all properties, particularly in properties in certain locations and in light of the unknown potential for extreme weather or other events that could occur related to climate change.

Further, certain regions in which we invest or conduct activities related to investments are particularly sensitive to weather and climate conditions. In addition, climate change is widely considered to be a significant threat to the global economy. Blackstone, we and our investments may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events, rising sea levels and increased volatility in seasonal temperatures, which can interfere with operations and increase operating costs. Moreover, damage resulting from extreme weather may not be fully insured. Additionally, the Paris Agreement and other initiatives by international, federal, state and local policymakers and regulatory authorities as well as private actors seeking to reduce or mitigate the effects of GHG emissions may expose certain assets to so-called "transition risks" in addition to physical risks, such as: (i) political and policy risks (e.g., changing regulatory incentives and legal requirements, including enhanced disclosure obligations with respect to GHG emissions, that could result in increased costs or changes in business operations); (ii) regulatory and litigation risks (e.g., changing legal requirements that could result in increased permitting, tax and compliance costs, changes in business operations, or the discontinuance of certain operations, and litigation seeking monetary or injunctive relief related to climate impacts); (iii) technology and market risks (e.g., declining market for assets, products and services seen as GHG intensive or less effective than alternatives in reducing GHG emissions) and (iv) reputational risks (e.g., risks tied to changing investor, customer or community perceptions of an asset's relative contribution to GHG emissions or the adequacy of Blackstone's response to climate change). The Adviser cannot rule out the possibility that climate risks, including changes in weather and climate patterns, could result in unanticipated delays or expenses and, under certain circumstances, could prevent completion of investment activities once undertaken, any of which could have a material adverse effect on an investment or us.

We are subject to evolving sustainability disclosure standards and expectations that expose us to numerous risks.

Blackstone has established a firm-wide sustainability policy and related programs and procedures and certain sustainability practices specific to Other Blackstone Accounts (collectively, the "Sustainability Program"), which outlines its approach to integrating sustainability in its business and investment activities. The Adviser intends to apply the Sustainability Program, as applicable, across our investment portfolio, consistent with and subject to its fiduciary duties and applicable legal, regulatory or contractual requirements. Depending on the investment, the impact of developments connected with sustainability factors could have a material effect on the return and risk profile of the investment. Any reference herein to sustainability considerations is not intended to qualify our investment objectives. The Adviser will endeavor to consider material sustainability factors where applicable in connection with our investment activities in order to protect and maximize investment performance; however, the Sustainability Program does not serve to modify our investment objectives.

The act of selecting and evaluating material sustainability factors is subjective by nature, and there is no guarantee that the criteria utilized or judgment exercised by the Adviser or a third-party sustainability specialist (if any) will reflect the views, internal policies or preferred practices of any particular investor, other asset managers or market trends. Additionally, sustainability factors are only some of the many factors that the Adviser may consider in making an investment and, depending on the nature of the investment, except to the extent required by law, sustainability factors will not be considered for certain investments or assets. Although the Adviser considers application of the Sustainability Program to be an opportunity to potentially enhance or protect the performance of investments over the long-term, the Adviser cannot guarantee that the application of its Sustainability Program, which depends in part on skills and qualitative judgments, will positively impact the performance of any individual investment or us as a whole. Similarly, to the extent the Adviser or a third-party sustainability specialist engages with portfolio entities on sustainability-related practices and potential enhancements thereto, there is no guarantee that such engagements will improve the performance of the investment. Successful engagement efforts will depend on the Adviser's ability to properly identify and analyze material sustainability considerations and other factors and their value, and there can be no assurance that the strategy or techniques employed will be successful.

The materiality of sustainability risks and impacts on an individual asset or issuer and on a portfolio as a whole depends on many factors, including the relevant industry, country, asset class and investment style. In evaluating a prospective investment or providing reporting regarding such investment, the Adviser often depends upon (and will not independently verify) information and data provided by the investment or portfolio entities or obtained via third-party reporting or advisors, which will, in certain circumstances, be incomplete or inaccurate and could cause the Adviser to incorrectly identify, prioritize, assess or analyze the entity's sustainability practices and/or related risks and opportunities. The Adviser can be expected to decide in its discretion not to utilize certain information or data. While the Adviser believes such sources to be reliable, it will neither update any such information or data nor undertake an independent review of any such information or data provided by third parties. Subject to any applicable legal or regulatory requirements, any sustainability reporting will be provided in the Adviser's sole discretion.

In addition, the Adviser's Sustainability Program is expected to change over time. The Adviser could determine, in its discretion, to revisit the implementation of certain of its sustainability initiatives (including due to cost, timing, or other considerations). It is also possible that market dynamics or other factors will make it impractical, inadvisable or impossible for the Adviser to adhere to all sustainability-related elements of our investment strategy, including with respect to sustainability risk and opportunity management, whether with respect to one or more individual investments or to our portfolio generally.

There is also growing regulatory and investor interest, particularly in the U.S., UK, and EU (which will be looked to as models in growth markets), in improving transparency around the role of sustainability in asset managers' investment processes, in order to allow investors to scrutinize, validate and better understand sustainability claims. The Adviser can be expected to be subject to increasing scrutiny from regulators, elected officials, and investors with respect to sustainability matters. In recent years, certain investors, including public pension funds, have placed increasing importance on the impacts of investments made by the investment funds in which they invest, including with respect to climate change, among other aspects of sustainability. Conversely, certain investors have raised concerns as to whether the incorporation of sustainability factors in the investment and portfolio management process is inconsistent with the fiduciary duty to maximize returns for investors. The Adviser can expect to be subject to competing demands from different investors and other groups with divergent views on sustainability matters, including the role of sustainability in the investment process. Investors, including public pension funds, could decide to withdraw capital or not commit new capital based on their assessment of how Blackstone approaches and considers the sustainability cost of investments and whether the return-driven objectives of Blackstone's funds align with their sustainability priorities. This divergence increases the risk that any action or lack thereof with respect to sustainability matters will be perceived negatively by at least some investors and/or interested parties and adversely impact Blackstone's reputation and business.

In addition, government authorities of certain U.S. states have requested information from and scrutinized certain asset managers with respect to whether such managers have adopted sustainability policies that could restrict such asset managers from investing in certain industries or sectors, such as conventional energy. These authorities have indicated that such asset managers could lose opportunities to manage money belonging to these states and their pension funds to the extent the asset managers are determined to be engaging in a boycott of certain industries. "Anti-ESG" sentiment has similarly gained momentum across the U.S., with proposed or enacted "anti-ESG" policies, legislation and related legal opinions questioning whether, for example, the incorporation of ESG factors in the investment and portfolio management process is consistent with the duty to maximize returns for investors. Additionally, asset managers have been subject to recent scrutiny related to sustainability-focused industry working groups, initiatives, and associations, including organizations advancing action to address climate change or climate-related risk. Further, some special interest groups and federal and state officials have asserted that the Supreme Court's decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters, with recent executive orders formalizing this sentiment. Several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision, and in January 2025, the current U.S. presidential administration signed a number of executive orders focused on diversity, equity, and inclusion ("DEI"), which caution the private sector to end "illegal DEI discrimination and preferences" and preview upcoming compliance investigations of private entities. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, legal opinions and scrutiny could result in the Adviser facing additional compliance obligations or expose Blackstone and/or the Adviser to the risk of investigations or challenges and enforcement by state or federal authorities, result in penalties and reputational harm and require certain investors to divest or discourage certain investors from investing in us. Blackstone, the Adviser or we could become subject to additional regulations, penalties and/or risks of regulatory scrutiny and enforcement in the future.

The SEC has brought enforcement actions against various investment advisers relating to inaccurate or misleading sustainability disclosures and related policies and procedures failures, and there could continue to be significant enforcement activity in this area. Such perception or accusation that the Adviser has made inaccurate or misleading sustainability disclosures could damage the Adviser's reputation, result in litigation or regulatory actions and adversely impact the Adviser's ability to raise capital and attract new investors. Outside of the United States, the European regulatory environment for alternative investment fund managers and financial services firms can be expected to evolve and increase in complexity and make compliance more costly and time-consuming.

The Adviser's Sustainability Program is subject to evolving regulations and could in the future become subject to additional regulation, penalties and/or risks of regulatory scrutiny and enforcement. Compliance with new requirements will lead to increased management burdens and costs, which has the potential to adversely affect us. The Adviser cannot guarantee that its current approach (including its Sustainability Program) or our investments will meet future regulatory requirements (or interpretations of existing requirements, some of which are unclear), reporting frameworks or best practices, increasing the risk of related enforcement activity. If the SEC or any other governmental authority, regulatory agency or similar body were to take issue with past or future practices of Blackstone or the Adviser, then the Adviser will be at risk for regulatory sanction, and any such investigations could be costly, distracting and/or time consuming for the Adviser and us. There is also a risk of regulatory mismatch between U.S., EU and UK initiatives (and potential initiatives in other jurisdictions) relating to sustainability.

Further, sustainability integration and responsible investing practices as a whole are evolving rapidly and there are different frameworks and methodologies being implemented by other asset managers. The Adviser's Sustainability Program does not represent a universally recognized standard for assessing sustainability considerations and can be expected to not align with the approach used by other asset managers or preferred by prospective investors or with future market trends.

Additionally, Blackstone has established certain firmwide and business group-specific sustainability-related initiatives. Although the aim of these initiatives is to create strong returns for investors, the pursuit of these initiatives (which could include data collection, analysis and reporting, among other activities) will involve the dedication of time and resources. Further, except as required under applicable law, any sustainability-related statements and these sustainability-related initiatives are aspirational and not guarantees or promises that all or any such initiatives will be achieved.

We may not be able to attract desirable tenants for our rental housing properties and may have difficulty evicting defaulting tenants.

Our success with rental housing rentals will depend, in large part, upon our ability to attract and retain qualified tenants for our rental housing properties. If we are unable to attract quality tenants our rental revenues will be adversely affected. If certain of our tenants cease paying rent, we may be unable or unwilling to evict such tenants due to legal, regulatory or practical concerns and, as a result, may be unable to enter into a new lease for the applicable unit or property, resulting in lost revenue. In addition, our efforts to evict rental housing tenants may result in litigation, resulting in increased expenses and potential liability for our rental housing properties.

Rent control and other changes in applicable laws, or noncompliance with applicable laws, could adversely affect our rental housing properties.

Tenants in certain jurisdictions benefit from legal protections and customary contractual provisions that generally do not apply elsewhere. For example, in some jurisdictions, a tenant is entitled to seek a rent reduction when market rents decrease, thereby exposing us to risk of decreasing revenue in a market decline. In some jurisdictions, tenants have the right to terminate leases before the stated term ends. Residential tenants in some jurisdictions may benefit from rent control programs that reduce the ability of an owner to raise rents. In others, retail leases are subject to special tenant-friendly rules. Moreover, certain jurisdictions have in the past and will from time to time adopt rent regulation legislation that could affect rent-regulated multifamily real estate by limiting the ability to achieve certain returns and rent growth and could negatively impact the value of properties owned by us and our portfolio entities. Finally, even when an owner of real estate has clear legal rights, the judiciary may fail to uphold those rights. All of these considerations significantly increase the risk of holding a real estate asset. Lower revenue growth or significant unanticipated expenditures may result from changes in rent control or rent stabilization laws or other rental housing landlord/tenant laws. Municipalities may implement, consider or be urged by advocacy groups to consider rent control or rent stabilization laws and regulations or take other actions that could limit our ability to raise rents based on market conditions. For example, in 2016 in Mountain View, California, voters passed a referendum that limits rent increases on existing tenants (but not on new move-ins) in communities built before 1995. These initiatives and any other future enactments of rent control or rent stabilization laws or other laws regulating rental housing, as well as any lawsuits against us arising from such rent control or other laws, may reduce rental revenues or increase operating costs. Such laws and regulations may limit our ability to charge market rents, increase rents, evict tenants or recover increases in our operating costs and could make it more difficult for us to dispose of properties in certain circumstances. Expenses associated with investments in rental housing properties, such as debt service, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a reduction in rental income from such properties.

The hospitality or leisure market is seasonal, highly competitive and generally subject to greater volatility than our other market segments.

The hospitality or leisure business is seasonal, highly competitive and influenced by factors such as general and local economic conditions, location, room rates, quality, service levels, reputation and reservation systems, among many other factors. Furthermore, upon acquisition of a hotel, the owner generally has limited visibility into future bookings. Certain hotels acquired by us may be managed by third-party hotel management companies pursuant to management agreements that may not be terminable for a period of time. In these cases, the hotel's business and operating results would depend in large part upon the performance of a third party, not originally retained by us. While we will seek to invest in hotel properties with quality management, there is no guarantee that the third-party management company for any given hotel property will meet our performance objectives. The hospitality or leisure industry generally experiences seasonal slowdown in the third quarter and, to a lesser extent, in the fourth quarter of each year. As a result of such seasonality, there will likely be quarterly fluctuations in results of operations of any hospitality or leisure properties that we own. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to us. Competition also comes from non-traditional hospitality sources, such as home-sharing platforms. If a property's occupancy or room rates drop such that its revenues are insufficient to cover its operating expenses, additional funds, including reserves, will be required to cover operating expenses. Also, more so than certain other property types, hospitality properties need to make capital expenditures in order to remain competitive. There is a risk that cash flow from operations and reserves may be inadequate to fund capital improvements, or financing for these capital improvements may not be available on attractive terms. Also, hotel properties may not readily be converted to alternative uses if they were to become unprofitable due to competition, obsolescence, or decreased demand, given zoning, structural and other considerations. This competition, along with other factors, such as over-building in the hospitality or leisure industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of our hospitality or leisure properties. The demand for rooms at any hospitality or leisure properties that we may acquire will change much more rapidly than the demand for space at other properties that we acquire. In addition, any such properties that we may own may be adversely affected by factors outside our control, such as extreme weather conditions or natural disasters, terrorist attacks or alerts, outbreaks of contagious diseases, airline strikes, economic factors and other considerations affecting travel. These factors could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to stockholders.

Our student housing properties are subject to seasonality.

Student housing properties are typically leased during leasing seasons, and our properties are therefore highly dependent on (i) the need, desire and ability of students to live in student housing near campus and (ii) on the effectiveness of our marketing and leasing efforts and personnel during such seasons. Additionally, our student housing properties are generally on short-term leases, exposing us to increased leasing risk. We also face economic and operational risks related to the supply of and demand for student housing space in the local market, tenant quality, the higher tenant turnover rate relative to other housing properties, physical attributes of the building in relation to competing buildings (e.g., age, condition, design, appearance, amenities, and location) and access to transportation and proximity to campus, among other factors. Demand for student housing is also impacted by the availability of alternative housing options given that our student housing properties compete with university-owned student housing as well as local, national and regional owner-operators of off-campus student housing and other residential properties and apartments that are generally available to local residents. Additionally, student housing properties are generally on short-term leases, exposing us to increased leasing risk. We may not be able to re-lease our properties on similar terms, if we are able to re-lease our properties at all. The terms of renewal or re-lease (including the cost of required renovations) may be less favorable to us than the prior lease. If we are unable to re-lease all or a substantial portion of our properties, or if the rental rates upon such re-leasing are significantly lower than expected rates, our cash flows from operations could be adversely affected. In addition, the available market for potential residents of student housing properties is inherently restricted as members of the general public are generally not permitted to live in such housing, absent being a student or an employee of the particular academic institution. The properties may also be adversely affected by a change in academic admission policies, including a reduction in the number of student admissions and a corresponding decrease in demand and occupancy rates for such student housing.

Prior to the commencement of each new lease period, we prepare the units for new incoming residents. Other than revenue generated by in-place leases for returning residents, we do not generally recognize lease revenue during this period referred to as "turn" as we have no leases in place. In addition, during turn, we incur expenses preparing our units for occupancy, which we recognize immediately. This lease turn period results in seasonality in our operating results, and as a result, we may experience significantly reduced cash flows during such periods.

In addition, we may be adversely affected by a change in university admission policies. For example, if a university reduces the number of student admissions, the demand for our student housing properties may be reduced and our occupancy rates may decline. Our student housing properties also compete with university-owned student housing and other national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators. The demand for student housing has been, and may in the future be, impacted by epidemics or pandemics, such as the COVID-19 pandemic, where students could be restricted from living in student housing for all or a considerable portion of the academic school year (or may otherwise have less desire to live in student housing, such as where classes are taught online during such period). In such circumstances, student housing properties may remain unoccupied and accordingly may not generate any revenue and cash flow during such time and the value of an investment in such properties may be adversely affected.

Government housing regulations may limit the opportunities at some of the government-assisted housing properties we invest in, and failure to comply with resident qualification requirements may result in financial penalties and/or loss of benefits, such as rental revenues paid by government agencies.

To the extent that we invest in government-assisted housing, we may acquire properties that benefit from governmental programs intended to provide affordable housing to individuals with low or moderate incomes. These programs, which are typically administered by the U.S. Department of Housing and Urban Development ("HUD") or state housing finance agencies, typically provide mortgage insurance, favorable financing terms, tax credits or rental assistance payments to property owners. As a condition of the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts and impose restrictions on resident incomes. Failure to comply with these requirements and restrictions may result in financial penalties or loss of benefits. In addition, we will often need to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted property.

Our data center investments are subject to risks from changes in demand, technology and tenant preferences and competition in the data center industry.

Our data center investments are subject to operating risks common to the data center industry, which include changes in tenant demands or preferences, a decline or innovation in the technology industry, such as a decrease in the use of mobile or web-based commerce or the development of artificial intelligence models that utilize significantly less computing power to operate, industry slowdowns, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors; a downturn in the market for data center space generally such as oversupply of or reduced demand for space; increased competition, including from our tenants choosing to develop their own data centers; changes in the needs or strategies of a relatively small number of key customers; and the rapid development of new technologies or the adoption of new industry standards that render our tenants' current products and services or our facilities obsolete or unmarketable. To the extent that any of these or other adverse conditions occur, they are likely to impact market rents for, and cash flows from, our data center investments, which could have a material adverse effect on us.

Data center demand is highly concentrated in a small number of large counterparties. Such concentration makes the value of data centers particularly susceptible to the risk of financial distress, consolidation or change in capital and expenditure trends of a single or small number of tenants. Data centers require significant upfront and ongoing capital expenditure for land, power, construction and equipment, as well as access to reliable power sources, which may be constrained in key markets. An increase in the price of such inputs can increase build and operating costs and reduce the profitability of such investments. The inability to access sufficient power could constrain our ability to develop land acquired for data centers or to deliver the levels of power required by tenants, each of which could negatively impact the value of our investments. Given the long-term nature of many of the tenant leases at our data centers, a prolonged period of high interest rates could also negatively impact the valuation of such assets to the extent the contractual rent escalators in such leases are insufficient to offset increased costs. In addition, advancements in computing and AI Technologies, including efficiency improvements, without related increases in the adoption and development of such technologies, as well as technological changes that render existing data center designs less competitive or require significant redevelopment, could negatively impact demand for, and the valuation of, our data center investments. The data center sector is also highly competitive, with pressure from various data center operators and hyperscalers building their own facilities. In addition, they have recently faced and continue to face increasing opposition from local communities and organizations. These factors may make it more difficult to deploy additional capital and continue to grow our investments in the sector.

A decrease in the demand for data center assets or other technology- and connectivity-related real estate may have a significant adverse effect on us, which may be more materially adverse than if such assets had a more diversified tenant base or less specialized use.

We have invested and intend to further invest in data center assets. A decrease in the demand for data center assets may have a significant adverse effect on us, which may be more materially adverse than if such assets had a more diversified tenant base or less specialized use. It is possible that changes in industry practice or in technology, such as virtualization technology, more efficient or miniaturization of computing or networking devices, or devices that require higher power densities than today's devices, may reduce demand for physical data center space and infrastructure or render data center properties obsolete or in need of significant upgrades to remain viable. In addition, the development of new technologies, the adoption of new industry standards or other factors may render the products and services of data center tenants obsolete or unmarketable and contribute to a downturn in their businesses, thereby increasing the likelihood of defaults under data center leases, which could have an adverse effect on our return on our investments. There can be no assurance that the costs of adapting to changes in industry practice or in technology will not have a material adverse effect on our investments.

Our customers may be liable for the material that content providers distribute over their network.

Although we believe our liability for third-party information stored on or transmitted through the networks of such companies is limited, the liability of private network operators is affected both by changing technology and evolving legal principles. Our customers may be exposed to legal claims relating to third-party content stored or transmitted on their networks. Such claims could involve, among others, allegations of defamation, invasion of privacy, copyright infringement or aiding and abetting restricted activities such as online gambling or pornography. If a customer decides to implement additional measures to reduce their exposure to these risks, or if a customer is required to defend itself against these kinds of claims, such customer's operating results and financial condition could be negatively affected.

Our data centers may not be suitable for re-leasing without significant expenditures or renovations.

Because many of our data centers contain tenant improvements installed at our tenants' expense, they may be better suited for a specific data center user or technology industry tenants and could require significant modification in order for us to re-lease vacant space to another data center user or technology industry tenants. The tenant improvements may also become outdated or obsolete as the result of technological change, the passage of time or other factors.

As a result, we may be required to invest significant amounts or offer significant discounts to tenants in order to lease or re-lease that space, either of which could adversely affect our financial and operating results.

Our ability to lease any available space at our data centers to existing or new tenants could be constrained by our ability to obtain sufficient electrical power.

As current and future tenants increase their power footprint in our data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within our existing data centers. Furthermore, at certain of our data centers, our aggregate maximum contractual obligation to provide power and cooling to our tenants may exceed the physical capacity at such data centers if tenants were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the tenant to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the tenant as well as be exposed to liability under our tenant agreements. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our tenants. Any such material loss of tenants, liability or additional costs could adversely affect our business, financial condition and results of operations. Further, we have acquired land that we intend to develop into data centers. We may not be able to obtain the necessary electrical power to do so, which will prevent us from fully developing the land and negatively impact the value of our investment in the land.

We depend on third parties to provide network connectivity to the tenants in our data centers and any delays or disruptions in connectivity may materially adversely affect our operating results and cash flow.

We are not a telecommunications carrier. Although our tenants generally are responsible for providing their own network connectivity, we still depend upon the presence of telecommunications carriers' fiber networks serving our data centers in order to attract and retain tenants. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. Any carrier may elect not to offer its services within our data centers. Any carrier that has decided to provide network connectivity to our data centers may not continue to do so for any period of time. Further, some carriers are experiencing business difficulties or have announced consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could have an adverse effect on the business of our tenants and, in turn, our own operating results.

Our data centers may require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. If the establishment of highly diverse network connectivity to our data centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow may be materially adversely affected. Additionally, any hardware or fiber failures on this network may result in significant loss of connectivity to our data centers. This could negatively affect our ability to attract new tenants or retain existing tenants, which could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adapt to changing technologies and tenant requirements, and our data center infrastructure may become obsolete.

The technology industry generally and specific industries in which certain of our tenants operate are characterized by rapidly changing technology, tenant requirements and industry standards. New systems to deliver power to or eliminate heat in data centers or the development of new server technology that does not require the levels of critical load and heat removal that our facilities are designed to provide and could be run less expensively on a different platform could make our data center infrastructure obsolete. Our power and cooling systems are difficult and expensive to upgrade, and we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our tenants which could adversely impact our business, financial condition and results of operations. In addition, the infrastructure that connects our data centers to the Internet and other external networks may become insufficient, including with respect to latency, reliability and connectivity. We may not be able to adapt to changing technologies or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business.

Further, our inability to adapt to changing tenants requirements may make our data centers obsolete or unmarketable to such customers. Some of our tenants operate at significant scale across numerous data center facilities and have designed cloud and computing networks with redundancies and fail-over capabilities across these facilities, which enhances the resiliency of their networks and applications. As a result, these tenants may realize cost benefits by locating their data center operations in facilities with less electrical or mechanical infrastructure redundancy than is found in our existing data center facilities. Additionally, some of our tenants have begun to operate their data centers using a wider range of humidity levels and at temperatures that are higher than servers customarily have operated at in the past, all of which may result in energy cost savings for these tenants. We may not be able to operate our existing data centers under these environmental conditions, particularly in multi-tenant facilities with other tenants who are not willing to operate under these conditions, and our data centers could be at a competitive disadvantage to facilities that satisfy such requirements. Because we may not be able to modify the redundancy levels or environmental systems of our existing data centers cost effectively, these or other changes in tenant requirements could have a material adverse effect on our business, results of operations and financial condition.

Additionally, due to regulations that apply to our tenants as well as industry standards, they may seek specific requirements from their data centers that we are unable to provide. If new or different regulations or standards are adopted or such extra requirements are demanded by our tenants, we could lose some tenants or be unable to attract new tenants in certain industries, which could materially and adversely affect our operations.

Our retail tenants face competition from numerous retail channels.

Retailers leasing our properties will face continued competition from shopping via the internet, discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators and television shopping networks. Such competition could adversely affect our tenants and, consequently, our revenues and FAD.

Retail properties depend on anchor tenants to attract shoppers and could be adversely affected by the loss of a key anchor tenant.

Retail properties, like other properties, are subject to the risk that tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination by a tenant that occupies a large area of a retail center (commonly referred to as an anchor tenant) could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

We may be adversely affected by trends in the office real estate industry.

We are able to make investments in office properties, which subjects us to particular economic and operating risks. These risks relate to supply of and demand for office space in the local market, the impact of economic conditions on the local market and the building's tenants, tenant quality, diversification and the physical and sustainability attributes of the building in relation to competing buildings (e.g., age, condition, design, appearance, amenities, location and LEED® certification and other certifications), and access to transportation. Prior to signing or renewing a lease, tenants may require particular updates or infrastructural improvements that may involve greater expenditure than traditional commercial real estate properties (e.g., reconfiguration and/or renovation of office space, upgrades to electrical, gas and plumbing infrastructure, HVAC systems and security systems) and such infrastructural needs may vary depending on the particular tenant. Some businesses are rapidly evolving to make employee telecommuting, flexible work schedules, open workplaces and teleconferencing increasingly common. These practices enable businesses to reduce their space requirements. Such trends, particularly in light of the current economic outlook, could lead one or more major tenants in any office real estate investments to exit their leases, which could result in a major business disruption for the portfolio entity operating such office space, given the potential difficulty in finding a replacement tenant. A continuation of the movement towards these practices could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations, each of which could have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our stockholders. We may also be negatively impacted by competition from other short-term office or shared space leasing companies or changes in government spending to reduce federal office space as part of the current administration's cost reduction initiatives. In addition, certain office property investments may present higher risks from a lender's perspective such that financing may not be as readily-available than that for other types of investments.

We could be negatively impacted by increased competition, decreased demand and restrictive zoning ordinances in the manufactured housing markets in which we invest.

The manufactured housing industry is generally subject to many of the same national and regional economic and demographic factors that affect the housing industry generally. These factors, including shortage of consumer financing, public's perception, consumer confidence, inflation, regional population and employment trends, availability of and cost of alternative housing, weather conditions and general economic conditions, tend to impact manufactured homes to a greater degree than traditional rental housing homes. Our operating results from our manufactured housing investments may be adversely affected by: (i) competition from other available manufactured housing sites or available land for the placement of manufactured homes outside of established communities and alternative forms of housing (such as apartment buildings and site built single-family homes) and (ii) local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area. In addition, the inability to secure zoning permits from local authorities may pose the most significant barrier to entry for developing new manufactured housing sites.

Manufactured home loans may be subject to greater credit risk.

We may hold loans secured by manufactured homes, which generally have higher delinquency and default rates than standard residential mortgage loans due to various factors, including, among other things, the manner in which borrowers have handled previous credit, the absence or limited extent of borrowers' prior credit history, limited financial resources, frequent changes in or loss of employment and changes in borrowers' personal or domestic situations that affect their ability to repay loans. Any substantial economic slowdown could increase delinquencies, defaults, repossessions and foreclosures with respect to manufactured homes. Also, the value of manufactured homes may depreciate over time, which can negatively impact the manufactured home industry and lead to increased defaults and delinquencies and lower recovery rates upon default.

Our investments in real estate associated with gaming facilities will be impacted by the risks associated with the gaming industry.

We invest in real estate associated with gaming facilities, which are subject to risks associated with the gaming industry, including changes in consumer trends, the impact of gaming regulations on us and/or our tenants, reductions in discretionary consumer spending and corporate spending on conventions and business development and preferences, changes in laws or foreign monetary policies that impact consumer behavior, and other factors over which we have no control. Economic contraction, economic uncertainty or the perception by potential customers of weak or weakening economic conditions may cause a decline in demand for hotels, casino resorts, trade shows and conventions. Such investments may also be affected by risks relating to the tourism industry for the geographic areas in which our properties are located, including cost and availability of air services or other travel methods.

The gaming industry is characterized by a high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, internet lotteries and other internet wagering gaming services and, in a broader sense, gaming operators face competition from all manner of leisure and entertainment activities. Gaming competition is intense in the markets where our facilities are located. Recently, there has been additional significant competition in the gaming industry as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market, the growth of general internet and electronic sports-related gaming and legislative changes, including relating to sports betting. As competing properties and new markets are opened, we and our tenants may be negatively impacted.

Our self storage investments are subject to risks from fluctuating demand and competition in the self storage industry.

Our self storage investments are subject to operating risks common to the self storage industry, which include business layoffs or downsizing, industry slowdowns, relocation of businesses and changing demographics, changes in supply of, or demand for, similar or competing self storage properties in an area and the excess amount of self storage space in a particular market, changes in market rental rates and inability to collect rents from customers. The self storage industry has at times experienced overbuilding in response to perceived increases in demand. A recurrence of overbuilding might cause our self storage investments to experience a decrease in occupancy levels, as well as limit the ability to increase rents and offer discounted rents.

We invest in commercial properties subject to net leases, which could subject us to losses.

We invest in commercial properties subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate. In addition, we may have limited oversight into the operations or the managers of these properties, subject to the terms of the net leases.

Certain commercial properties subject to net leases in which we invest are occupied by a single tenant and, therefore, the success of such investments is largely dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

We may acquire these investments through sale-leaseback transactions, which involve the purchase of a property and the leasing of such property back to the seller thereof. If we enter into a sale-leaseback transaction, we will seek to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed, and the timing of our income inclusion could differ from that of the lease payments. If a sale-leaseback transaction were so recharacterized (or otherwise not respected as a lease), we might fail to satisfy the REIT qualification "asset tests" or "income tests" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the REIT distribution requirement for a taxable year.

If a tenant of a net lease defaults and we are unable to find a replacement tenant, we may attempt to hold and operate the relevant property ourselves through a taxable REIT subsidiary, which would subject income on the property to corporate-level taxation, thereby reducing our FAD. In certain circumstances, depending on how much capacity we have available of the total value we are permitted to hold in taxable REIT subsidiaries under applicable rules, we may not be able to hold and operate the property in a taxable REIT subsidiary, which could result in the property and the related income not satisfying the REIT qualification asset and income tests and could jeopardize our REIT status.

Technological or other innovations may disrupt the markets and sectors in which we operate and subject us to increased competition or negatively impact the tenants of our properties and the value of our properties.

Recent trends in the real estate market and the sectors in which we invest generally have been toward disrupting the industry with technological or other innovations, and multiple young companies have been successful in capitalizing on this trend toward disruption. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect us, tenants of our properties or our investments or alter the market practices that help frame our strategy. For example, the value of our hospitality properties is affected by competition from the non-traditional hospitality sector (such as short-term rental services), our office properties are affected by competition from shared office spaces (including co-working environments), our retail properties may be affected by changes in consumer behavior, including increased shopping via the internet, and our warehouse industrial properties may be affected if supply chains evolve in a way that decreases the need for traditional warehousing. Any of these new approaches could damage our investments, significantly disrupt the market in which we operate and subject us to increased competition, which could materially and adversely affect our business, financial condition and results of investments. Moreover, given the pace of innovation in recent years, the impact on a particular investment may not have been foreseeable at the time we made the investment. Furthermore, we could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.

Supply chain disruptions could create unexpected renovation or maintenance costs or delays and/or could impact our tenants' businesses, any of which could have a negative effect on our results of operations.

The construction and building industry, similar to many other industries, has experienced worldwide supply chain disruptions due to a multitude of factors that are beyond our control, and such disruptions may occur in the future. Materials, parts and labor have also increased in cost over the recent past, sometimes significantly and over a short period of time, and such increases and volatility may continue or recur from time to time. We may incur costs for a property renovation or maintenance that exceeds our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property or tenant space on schedule due to supply chain disruptions or labor shortages, which we would expect cause a default under development or construction financing if not timely cured. Some tenants may have the right to terminate their leases if a development or renovation project is not completed on time or may be entitled to agreed-upon remuneration for such delay. The potential liabilities to tenants and lenders in these cases can generally be expected to be recourse to certain of our subsidiaries with substantial other assets. In addition, our tenants' businesses may also be affected by supply chain issues (particularly for our industrial or retail properties), which could impact their ability to meet their obligations to us under their leases.

We may make investments in land that we seek to develop.

Subject to the limitations of our charter and although not our primary strategy, we may acquire direct or indirect interests in undeveloped land or underdeveloped real estate, which may be non-income producing. To the extent we seek to develop real estate, it will be subject to various related risks, including those associated with obtaining zoning, environmental and other regulatory requirements, the cost and time of completing construction (including risks beyond our control, such as weather, labor conditions, material shortages, trade disruption and counterparty default), the ability to obtain the necessary facilities for the property (such as obtaining power supply for data center projects), and the availability of both construction and permanent financing on favorable terms. Development is also more susceptible to irregular accounting or other fraudulent practices. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities. Additionally, development or redevelopment projects can carry an increased risk of litigation with contractors, subcontractors, suppliers, partners, counterparties and others. Assets under development or assets acquired for development may receive little or no cash flow from the date of acquisition through the date of completion of development and may experience operating deficits after the date of completion. In addition, market conditions may change during the course of development that make the lease-up, cash flow, and value of such development less profitable than anticipated.

We may face risks associated with investing in troubled assets

Although not our primary strategy, we may invest in nonperforming, underperforming or troubled assets or undercapitalized real estate companies. The success of such investments often depends on the Adviser's ability to reposition the assets or improve their operating results, which may require additional capital. There can be no assurance the Adviser or we will be successful in such endeavors.

We may acquire properties within a different sector (e.g., hospitality, residential, office, etc.) with the intent to convert or redevelop such properties into another sector.

In certain circumstances, we are able to acquire properties within a different sector (e.g., hospitality, residential, office, etc.) with the intent to convert or redevelop such properties into another sector. Any such conversion or redevelopment projects will be subject to the same risks as described above regarding developments, as well as the risk that the converted or redeveloped property is less desirable to potential tenants than properties that were initially designed for a specific use, and we could hold any such properties outside our primary investment objectives and strategies for an extended period of time.

We may face risks associated with investing in assets acquired from financial institutions.

We are able to acquire investments (including securities and debt instruments) previously held by financial institutions, which involve specific risks. The financial institution that sold any such investments could become insolvent, experience serious financial difficulty, or cease to exist, which may have a negative impact on such investment and any such instruments acquired by us and therefore, on us. Furthermore, if the financial institution that originated any such investment or instrument inappropriately exercised control over the management and policies of a debtor, the related note acquired by us may be subordinated to other claims or disallowed, or we may be found liable for damages suffered by parties as a result of the actions taken by the financial institution. In addition, under certain circumstances under U.S. law, payments us and distributions by us to investors may be required to be returned if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment. Non-U.S. jurisdictions may present analogous or different credit issues.

We may face risks related to zoning, siting and permitting, including related to any properties under development.

We may have exposure to assets that are subject to zoning, siting, permitting and other requirements, which may be long, burdensome and costly, and may subject us to additional governmental and public scrutiny. Zoning and permitting processes vary depending on the nature and location of the assets in question and, depending on the asset and activity to be conducted, the approval of multiple federal, state, local and other authorities may be required. Obtaining these approvals may be outside of our control. In addition, zoning, siting and permitting processes often face local opposition and may be challenged by a number of parties, including non-governmental organizations and special interest groups based on alleged security concerns, disturbances to natural habitats for wildlife and adverse aesthetic impacts. Beyond the time-consuming process of applying for the necessary permits, we may be required to undergo public hearings at which local communities will decide whether or not to grant the proper land use designations. Highly motivated citizens in many local communities often oppose plans to develop new properties or to expand existing properties, in many cases demonstrating the "Not in My Backyard" phenomenon. Such factors could make it difficult to develop new development sites and to expand existing assets. The failure to receive, renew or maintain any required permits or approvals may result in increased compliance costs, the need for additional capital expenditures or a suspension of some operations.

We may acquire assets opportunistically, which will involve a higher risk of loss than more conservative investment strategies.

While we primarily invest in stabilized income-generating commercial real estate, we to a lesser extent acquire opportunistic assets that we can reposition, redevelop or remarket to create value enhancement and capital appreciation. This may involve the acquisition of properties in markets that are depressed or overbuilt, or have high growth potential in real estate lease rates and sale prices. As a result of our investment in these types of markets, we will face increased risks relating to changes in local market conditions and increased competition for similar properties in the same market, as well as increased risks that these markets will not recover and the value of our properties in these markets will not increase, or will decrease, over time. We may also acquire land that requires development, including for data center properties, and there is no guarantee that we will be able to develop such land successfully or at all. For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties, and as a result, our ability to make distributions to our stockholders could be affected. Our intended investment approach to acquiring and operating income-generating properties involves more risk than comparable real estate programs that have a targeted holding period for investments that is longer than ours, utilize leverage to a lesser degree or employ more conservative investment strategies.

Our real estate investments may be subject to impairment charges.

On a quarterly basis, we assess whether there are any indicators that the value of our real estate investments may be impaired on a GAAP basis. If an impairment indicator is identified, a real estate investment is considered impaired only if our estimate of aggregate future undiscounted cash flows, taking into account the estimated probability-weighted hold period, is less than the carrying amount of the investment. Changes in any estimates and/or assumptions, particularly the estimated hold period could have a material impact on the future undiscounted cash flows.

The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates, capital requirements and anticipated holding periods that could differ materially from actual results. Since cash flows on real estate properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized, and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.

We face risks associated with governmental action.

Our investments may become subject to nationalization, condemnation, seizure, eminent domain or other similar actions by governmental authorities. Such an action could have a material adverse effect on the financial viability and marketability of our investments and there can be no assurance that we will have, or be able to effectively enforce, any rights to prevent such action. In addition, we may not be able to anticipate and/or insure against any such losses of property and ultimately may not receive adequate or timely compensation for the cost of its investment and any improvements or other costs relating thereto.

We face risks associated with force majeure events.

We may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fires, floods, earthquakes, hurricanes, tornadoes, landslides, explosions, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, regional armed conflict, terrorism, nationalization of industry and labor strikes). For example, many countries have been affected by earthquakes, floods, typhoons, drought, heat waves or forest fires. Disease outbreaks have occurred in the world in the past and are currently occurring (including severe acute respiratory syndrome, or SARS, avian flu, H1N1/09 flu, respiratory syncytial virus, or RSV, COVID-19 and other coronaviruses) and any prolonged occurrence of infectious disease, or other adverse public health developments or natural disasters in any country in which we target investments could have a material adverse effect on the economy in such country or globally and/or the business operations of our investments. Force majeure events could adversely affect the ability of us, a portfolio entity or a counterparty to perform its obligations, including but not limited to the construction of its in-process development. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by us or a portfolio entity. In addition, the cost to investments or us of repairing or replacing damaged assets resulting from such force majeure event could be material. Certain force majeure events, such as war, earthquakes, fires or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy and international business activity generally, or in any of the countries in which we may invest specifically, thereby affecting us and the Adviser. Additionally, a major governmental intervention into an industry in light of a force majeure event or otherwise, including the nationalization of an industry or the assertion of control over one or more investments or its assets, could result in a loss to us including if our investment is cancelled, unwound, or acquired (which could be without what the Adviser considers to be adequate compensation) if an investment or portfolio entity is affected, and any compensation provided by the relevant government may not be adequate. Any of the foregoing may therefore adversely affect our performance.

Risks Related to Investments in Real Estate Debt

Investments in real estate debt are subject to risks including various creditor risks and early redemption features which may materially adversely affect our results of operations and financial condition.

The debt and other interests in which we may invest may include secured or unsecured debt at various levels of an issuer's capital structure. The real estate debt in which we may invest may not be protected by financial covenants or limitations upon additional indebtedness, may be illiquid or have limited liquidity, and may not be rated by a credit rating agency. Real estate debt is also subject to other creditor risks, including (i) the possible invalidation of an investment transaction as a "fraudulent conveyance" under relevant creditors' rights laws, (ii) so-called lender liability claims by the issuer of the obligation and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Our investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions which, in each case, could result in the issuer repaying the principal on an obligation held by us earlier than expected, resulting in a lower return to us than anticipated or reinvesting in a new obligation at a lower return to us. Further, credit ratings of assets represent the rating agencies' opinions regarding their credit quality and are not a guarantee of quality. A credit rating is not a recommendation to buy, sell or hold assets and may be subject to revision or withdrawal at any time by the assigning rating agency. In the event that a rating assigned to any corporate debt obligation is lowered for any reason, unless the terms of such corporate debt obligation provide otherwise, no party is obligated to provide any additional support or credit enhancement with respect to such corporate debt obligation. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value; therefore, ratings may not fully reflect the true risks of an investment. Also, rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an obligor's current financial condition may be better or worse than a rating indicates. Consequently, credit ratings of any corporate debt obligation may not be a completely reliable indicator of investment quality. Rating reductions or withdrawals may occur for any number of reasons and may affect numerous assets at a single time or within a short period of time, with material adverse effects upon the corporate debt obligation. It is possible that many credit ratings of assets included in or similar to the corporate debt obligation will be subject to significant or severe adjustments downward.

Our debt investments face prepayment risk and interest rate fluctuations that may adversely affect our results of operations and financial condition.

During periods of declining interest rates, the issuer of a security or borrower under a loan may exercise its option to prepay principal earlier than scheduled, forcing us to reinvest the proceeds from such prepayment in lower yielding securities or loans, which may result in a decline in our return. Debt investments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met. An issuer may choose to redeem debt if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. In addition, the market price of our investments will change in response to changes in interest rates and other factors. During periods of declining interest rates, the market price of fixed-rate debt investments generally rises. Conversely, during periods of rising interest rates, the market price of such investments generally declines. The magnitude of these fluctuations in the market price of debt investments is generally greater for securities with longer maturities. Following three consecutive rate cuts, the U.S. Federal Reserve held interest rates steady in January 2026 and noted, among other matters, that it would continue to assess and monitor incoming information in considering additional adjustments. Accordingly, uncertainty remains regarding the timing and extent of any future interest rate decreases. Elevated interest rates have in recent years created downward pressure on the value of our assets. A slower-than-expect decrease, or further increase, continues to create further uncertainty for the economy and for our tenants.

Reinvestment risk could affect the price for our shares or their overall returns.

Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called securities at market interest rates that are below our real estate debt portfolio's current earnings rate. A decline in income could affect the NAV of our shares or their overall returns.

Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.

Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of issuers and/or real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals (including average occupancy, operating income and room rates for hotel properties), the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, political elections and other events, government shutdowns, trade barriers, tariffs, currency exchange controls, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes in consumer spending, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity (including restrictions on travel or quarantines imposed), environmental liabilities, contingent liabilities on disposition of assets, acts of God, terrorist attacks, geopolitical events, military conflicts, war (including conflicts in the Middle East and Ukraine), demand and/or real estate values generally and other factors that are beyond the control of the Adviser. Such changes may develop rapidly and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments which could cause rapid and large fluctuations in the values of such investments. Recent concerns about the real estate market, changes in interest rates, elevated inflation, increased energy costs and geopolitical issues (including trade and other conflicts) have contributed to increased market volatility and may negatively impact the economy going forward. There can be no assurance that there will be a ready market for the resale of our debt investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us. The value of securities of companies which service the real estate business sector may also be affected by such risks.

The Adviser cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. These and other similar changes in loan structures or market terms may make it more difficult for us to monitor and evaluate investments.

The operating and financial risks of issuers and the underlying default risk across capital structures may adversely affect our results of operations and financial condition.

Our securities investments involve credit or default risk, which is the risk that an issuer or borrower will be unable to make principal and interest payments on its outstanding debt when due. The risk of default and losses on real estate debt instruments will be affected by a number of factors, including global, regional and local economic conditions, interest rates, the commercial real estate market in general, an issuer's equity and the financial circumstances of the issuer, as well as general economic conditions. Such default risk will be heightened to the extent we make relatively junior investments in an issuer's capital structure since such investments are structurally subordinate to more senior tranches in such issuer's capital structure, and our overall returns would be adversely affected to the extent one or more issuers is unable to meet its debt payment obligations when due. To the extent we hold an equity or "mezzanine" interest in any issuer that is unable to meet its debt payment obligations, such equity or mezzanine interest could become subordinated to the rights of such issuer's creditors in a bankruptcy. See "—We invest in subordinated debt, which is subject to greater credit risk than senior debt" below. Furthermore, the financial performance of one or more issuers could deteriorate as a result of, among other things, adverse developments in their businesses, changes in the competitive environment or an economic downturn. As a result, underlying properties or issuers that we expected to be stable may operate, or expect to operate, at a loss or have significant fluctuations in ongoing operating results, may otherwise have a weak financial condition or be experiencing financial distress and subject our investments to additional risk of loss and default.

We generally invest in high-yield debt which is generally subject to more risk than higher rated securities.

Debt that is, at the time of purchase, rated below investment grade (below Baa by Moody's and below BBB by S&P and Fitch), an equivalent rating assigned by another nationally recognized statistical rating organization or unrated but judged by the Adviser to be of comparable quality are commonly referred to as "high-yield" securities.

Investments in high-yield securities generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High-yield securities are regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Debt instruments in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of high-yield securities may be more complex than for issuers of higher quality securities.

High-yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of high yield securities defaults, in addition to risking non-payment of all or a portion of interest and principal, we may incur additional expenses to seek recovery. The market prices of high-yield securities structured as zero-coupon, step-up or payment-in-kind securities will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than the prices of securities that pay interest currently and in cash.

The secondary market on which high-yield securities are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the price at which we could sell a high yield security, and could adversely affect the NAV of our shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly-traded market. When secondary markets for high yield securities are less liquid than the market for investment grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and we may have greater difficulty selling our portfolio securities. We will be more dependent on the Adviser's research and analysis when investing in high-yield securities.

Some of our securities investments may become distressed, which securities would have a high risk of default and may be illiquid.

While it is generally anticipated that our real estate-related investments will focus primarily on investments in non-distressed real estate-related interests (based on our belief that there is not a low likelihood of repayment), our investments may become distressed following our acquisition thereof. Additionally, we may invest in real estate debt investments that we believe are available to purchase at "discounted" rates or "undervalued" prices. Purchasing real estate debt at what may appear to be "undervalued" or "discounted" levels is no guarantee that these investments will generate attractive returns to us or will not be subject to further reductions in value. There is no assurance that such investments can be acquired at favorable prices, that such investments will not default, or that the market for such interests will improve. In addition, the market conditions for real estate debt investments may deteriorate further, which could have an adverse effect on the performance of our investments.

During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Securities of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities of companies not experiencing financial difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing such investments or the prospects for a successful reorganization or similar action.

These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy or other similar administrative proceedings, or may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, an extension of the term, a substantial reduction in the interest rate, a substantial writedown of the principal of such investment and other concessions which could adversely affect our returns on the investment. There is a possibility that we may incur substantial or total losses on our investments and in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment therein.

For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transactions under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions we held, or may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

However, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such investment, replacement "takeout" financing will not be available, resulting in an inability by the issuer to repay the investment. Although unlikely, it is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate debt we acquire. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action, which often prolongs and complicates an already difficult and time consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing, management, development and other operations of the property. In the event we foreclose on an investment, we will be subject to the risks associated with owning and operating real estate.

Certain risks associated with CMBS may adversely affect our results of operations and financial condition.

We invest a portion of our assets in pools or tranches of CMBS, including horizontal and other risk retention investments. The collateral underlying CMBS generally consists of commercial mortgages on real property that has a rental housing or commercial use, such as retail space, office buildings, warehouse property and hotels, and which from time to time include assets or properties owned directly or indirectly by one or more Other Blackstone Accounts. CMBS have been issued in a variety of issuances, with varying structures including senior and subordinated classes. The commercial mortgages underlying CMBS generally face the risks described above in "—We may invest in commercial mortgage loans which are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition."

Mortgage-backed securities may also have structural characteristics that distinguish them from other securities. The interest rate payable on these types of securities may be set or effectively capped at the weighted average net coupon of the underlying assets themselves. As a result of this cap, the return to investors in such a security would be dependent on the relevant timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In general, early prepayments will have a greater impact on the yield to investors. Federal and state law may also affect the return to investors by capping the interest rates payable by certain mortgagors. Certain mortgage-backed securities may provide for the payment of only interest for a stated period of time. In addition, in a bankruptcy or similar proceeding involving the originator or the servicer of the CMBS (often the same entity or an affiliate), the assets of the issuer of such securities could be treated as never having been truly sold to the originator to the issuer and could be substantively consolidated with those of the originator, or the transfer of such assets to the issuer could be voided as a fraudulent transfer.

The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our CMBS investments quickly. Additionally, certain of our securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell such investments.

Concentrated CMBS investments may pose specific risks beyond the control of the Adviser that may adversely affect our results of operations and financial condition.

Default risks with respect to CMBS investments may be further pronounced in the case of single-issuer CMBSs or CMBSs secured by a small or less diverse collateral pool, which is the majority of our real estate debt portfolio. At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, regions or foreign countries. As a result, such investments may be more susceptible to geographic risks relating to such areas, including adverse economic conditions, declining home values, adverse events affecting industries located in such areas and other factors beyond the control of the Adviser relative to investments in multi-issuer CMBS or a pool of mortgage loans having more diverse property locations.

The quality of the CMBS is dependent on the credit quality and selection of the mortgages for each issuance.

CMBS are also affected by the quality of the credit extended. As a result, the quality of the CMBS is dependent upon the selection of the commercial mortgages for each issuance and the cash flow generated by the commercial real estate assets, as well as the relative diversification of the collateral pool underlying such CMBS.

There are certain risks associated with the insolvency of obligations backing mortgage-backed securities and other investments.

The real estate loans backing the mortgage-backed securities ("MBS") and other investments may be subject to various laws enacted in the jurisdiction or state of the borrower for the protection of creditors. If an unpaid creditor files a lawsuit seeking payment, the court may invalidate all or part of the borrower's debt as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower in satisfaction of such indebtedness, based on certain tests for borrower insolvency and other facts and circumstances, which may vary by jurisdiction. There can be no assurance as to what standard a court would apply in order to determine whether the borrower was "insolvent" after giving effect to the incurrence of the indebtedness constituting the mortgage backing the MBS and other investments, or that regardless of the method of valuation, a court would not determine that the borrower was "insolvent" after giving effect to such incurrence. In addition, in the event of the insolvency of a borrower, payments made on such mortgage loans could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year and one day) before insolvency.

There are certain risks associated with MBS interest shortfalls.

Our MBS investments may be subject to interest shortfalls due to interest collected from the underlying loans not being sufficient to pay accrued interest to all of the MBS interest holders. Interest shortfalls to the MBS trust will occur when the servicer does not advance full interest payments on defaulted loans. The servicer in a MBS trust is required to advance monthly principal and interest payments due on a delinquent loan. Once a loan is delinquent for a period of time (generally 60 days), the servicer is required to obtain a new appraisal to determine the value of the property securing the loan. The servicer is only required to advance interest based on the lesser of the loan amount or 90%, generally, of the appraised value. Interest shortfalls occur when 90%, generally, of the appraised value is less than the loan amount and the servicer does not advance interest on the full loan amount. The resulting interest shortfalls impact interest payments on the most junior class in the trust first. As interest shortfalls increase, more senior classes may be impacted. Over time, senior classes may be reimbursed for accumulated shortfalls if the delinquent loans are resolved, but there is no guarantee that shortfalls will be collected. Interest shortfalls to the MBS trust may also occur as a result of accumulated advances and expenses on defaulted loans. When a defaulted loan or foreclosed property is liquidated, the servicer will be reimbursed for accumulated advances and expenses prior to payments to MBS bond holders. If proceeds are insufficient to reimburse the servicer or if a defaulted loan is modified and not foreclosed, the servicer is able to make a claim on interest payments that is senior to the bond holders to cover accumulated advances and expenses. If the claim is greater than interest collected on the loans, interest shortfalls could impact one or more bond classes in a MBS trust until the servicer's claim is satisfied.

We have acquired and expect in the future to acquire MBS affiliated with Blackstone.

We have acquired and expect in the future to acquire MBS whereby mortgages underlying the MBS were issued or acquired by, properties underlying the mortgages in the MBS are owned by, and/or the MBS is serviced or structured by, a Blackstone affiliate. While we may acquire such MBS from third parties on terms already negotiated by and agreed with third parties and will forgo certain non-economic rights (including voting rights) in such MBS as long as the affiliation persists, which we believe should mostly mitigate any conflicts of interest, there is no assurance that such procedures will adequately address all of the conflicts of interest that may arise or will address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. Since certain of our executives are also executives of Blackstone, the same personnel may determine the price and terms for the investments for both us and these entities and there can be no assurance that any procedural protections, such as obtaining market prices or other reliable indicators of fair value, will prevent the consideration we pay for these investments from exceeding their fair value or ensure that we receive terms for a particular investment opportunity that are as favorable as those available from an independent third party.

Our CMBS investments face risks associated with extensions that may adversely affect our results of operations and financial condition.

Our CMBS and other investments may be subject to extension, resulting in the term of the securities being longer than expected. Extensions are affected by a number of factors, including the general availability of financing in the market, the value of the related mortgaged property, the borrower's equity in the mortgaged property, the financial circumstances of the borrower, fluctuations in the business operated by the borrower on the mortgaged property, competition, general economic conditions and other factors. Such extensions may also be made without the Adviser's consent.

There are certain risks associated with the servicers of commercial real estate loans underlying CMBS and other investments.

The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying CMBS and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to immediately address issues or concerns with the underlying loans. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. While servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the CMBS or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to effectively perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect our investments.

We may invest in commercial mortgage loans which are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition.

We may invest from time to time in commercial mortgage loans, including mezzanine loans and B-notes, which are secured by rental housing, commercial or other properties and are subject to risks of delinquency and foreclosure and risks of loss. Commercial real estate loans are generally not fully amortizing, which means that they may have a significant principal balance or balloon payment due on maturity. Full satisfaction of the balloon payment by a commercial borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, as well as other factors such as the value of the property, the level of prevailing mortgage rates, the borrower's equity in the property and the financial condition and operating history of the property and the borrower. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a commercial borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan secured by an income-generating property will depend upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Furthermore, we may not have the same access to information in connection with investments in commercial mortgage loans, either when investigating a potential investment or after making an investment, as compared to publicly traded securities.

Commercial mortgage loans are usually non-recourse in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited in nature. To the extent the underlying default rates with respect to the pool or tranche of commercial real estate loans in which we directly or indirectly invest increase, the performance of our investments related thereto may be adversely affected. Default rates and losses on commercial mortgage loans will be affected by a number of factors, including global, regional and local economic conditions in the area where the mortgage properties are located, the borrower's equity in the mortgage property, the financial circumstances of the borrower, tenant mix and tenant bankruptcies, property management decisions, including with respect to capital improvements, property location and condition, competition from other properties offering the same or similar services, environmental conditions, real estate tax rates, tax credits and other operating expenses, governmental rules, regulations and fiscal policies, acts of God, terrorism, social unrest and civil disturbances. A continued decline in specific commercial real estate markets and property valuations may result in higher delinquencies and defaults and potentially foreclosures. In the event of default, the lender will have no right to assets beyond collateral attached to the commercial mortgage loan. The overall level of commercial mortgage loan defaults remains significant and market values of the underlying commercial real estate remain distressed in many cases. It has also become increasingly difficult for lenders to dispose of foreclosed commercial real estate without incurring substantial investment losses, ultimately leading to a decline in the value of such investments.

In the event of any default under a mortgage or real estate loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on our profitability. In the event of the bankruptcy of a mortgage or real estate loan borrower, the mortgage or real estate loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage or real estate loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Additionally, in the event of a default under any senior debt, the junior or subordinate lender generally forecloses on the equity, purchases the senior debt or negotiates a forbearance or restructuring arrangement with the senior lender in order to preserve its collateral.

We may invest in structured products or similar products that may include structural and legal risks.

We have and in the future may invest from time to time in structured products, including pools of mortgages, loans and other real estate-related interests. These investments may include debt securities issued by a private investment fund that invests, on a leveraged basis, in bank loans, high-yield debt or other asset groups, certificates issued by a structured investment vehicle that holds pools of commercial mortgage loans. We have and in the future may also invest in credit risk transfer notes that, while not structured products, face similar risks as structured products because they are debt securities issued by governmental agencies but their value depends in part on a pool of mortgage loans. Our investments in structured products are subject to a number of risks, including risks related to the fact that the structured products will be leveraged, and other structural and legal risks related thereto. Utilization of leverage is a speculative investment technique and will generally magnify the opportunities for gain and risk of loss borne by an investor investing in the subordinated debt securities. Many structured products contain covenants designed to protect the providers of debt financing to such structured products. A failure to satisfy those covenants could result in the untimely liquidation of the structured product and a complete loss of our investment therein. In addition, if the particular structured product is invested in a security in which we are also invested, this would tend to increase our overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. The value of an investment in a structured product will depend on the investment performance of the assets in which the structured product invests and will, therefore, be subject to all of the risks associated with an investment in those assets. These risks include the possibility of a default by, or bankruptcy of, the issuers of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.

We have and may in the future acquire and sell residential credit investments, which may subject us to legal, regulatory and other risks that could adversely impact our business and financial results.

We have and may in the future invest directly and indirectly in residential credit investments, which may include performing loans, nonperforming loans, residential mortgage loans and RMBS, which represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Investments in residential credit (including RMBS) are subject to various risks and uncertainties, including credit, market, interest rate, structural and legal risk. These risks may be magnified by volatility in the economy and in real estate markets generally. Any downturn in the U.S. or global economies may adversely affect the financial condition of residential owners and tenants, making it more difficult for them to meet their periodic repayment obligations relating to residential real estate. Residential credits are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. In addition, interest and principal payments for RMBS are made more frequently than traditional debt securities and the principal of any RMBS may often be prepaid at any time because the underlying residential mortgage loans may be prepaid at any time.

Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued may be guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower's equity in the mortgaged property, and the financial circumstances of the borrower. Certain mortgage loans may be of sub-prime credit quality (i.e., do not meet the customary credit standards of Fannie Mae and Freddie Mac). Delinquencies and liquidation proceedings are more likely with sub-prime mortgage loans than with mortgage loans that satisfy customary credit standards. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Residential mortgage loans in an issue of RMBS may also be subject to various U.S. federal and state laws, foreign laws, public policies and principles of equity that protect consumers which, among other things, may regulate interest rates and other fees, require certain disclosures, require licensing of originators, prohibit discriminatory lending practices, regulate the use of consumer credit information, and regulate debt collection practices. In addition, a number of legislative proposals have been introduced in the United States at the federal, state, and municipal level that are designed to discourage predatory lending practices. Violation of such laws, public policies, and principles may limit the servicer's ability to collect all or part of the principal or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it, or subject the servicer to damages and administrative enforcement. Any such violation could also result in cash flow delays and losses on the related issue of RMBS.

Our investments in RMBS, which may include government mortgage pass-through securities and non-agency RMBS, are subject to certain other risks which may adversely affect our results of operations and financial condition.

Our investments in RMBS are subject to the risks of defaults, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. In the event of defaults on the residential mortgage loans that underlie our investments in RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments. At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions in the United States or in only a few foreign countries. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse political changes, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations. We may also acquire non-agency RMBS, which are backed by residential property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as the Fannie Mae and Freddie Mac and, in the case of the Government National Mortgage Association ("Ginnie Mae"), the U.S. government. In addition, we may invest in government mortgage pass-through securities, which represent participation interests in pools of residential mortgage loans purchased from individual lenders by a federal agency or originated by private lenders and guaranteed by a federal agency, including those issued or guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac. Ginnie Mae certificates are direct obligations of the U.S. Government and, as such, are backed by the "full faith and credit" of the United States. Fannie Mae is a federally chartered, privately owned corporation and Freddie Mac is a corporate instrumentality of the United States. Fannie Mae and Freddie Mac certificates are not backed by the full faith and credit of the United States but the issuing agency or instrumentality has the right to borrow, to meet its obligations, from an existing line of credit with the U.S. Treasury. The U.S. Treasury has no legal obligation to provide such line of credit and may choose not to do so.

We will face risks related to our investments in collateralized debt obligations.

We may also invest from time to time in collateralized debt obligations ("CDOs"). CDOs include, among other things, collateralized loan obligations ("CLOs") and other similarly structured securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CDOs may charge a management fee and administrative expenses. For CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CDO depend largely on the type of the collateral and the class of the CDO in which we invest.

Normally, CLOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, certain investments in CDOs may be characterized as illiquid securities and volatility in CLO and CDO trading markets may cause the value of these investments to decline. Moreover, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, we may incur significant losses. Also, with respect to the CLOs and CDOs in which we may invest, control over the related underlying loans will be exercised through a special servicer or collateral manager designated by a "directing certificate holder" or a "controlling class representative," or otherwise pursuant to the related securitization documents. We may acquire classes of CLOs or CDOs for which we may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management. With respect to the management and servicing of those loans, the related special servicer or collateral manager may take actions that could adversely affect our interests. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that we may invest in CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

We invest in subordinated debt, which is subject to greater credit risk than senior debt.

We have in the past and may in the future from time to time invest in debt instruments, including junior tranches of CMBS and "mezzanine" or junior mortgage loans (e.g., B-Notes), that are subordinated in an issuer's capital structure. To the extent we invest in subordinated debt of an issuer's capital structure, including subordinated CMBS bonds or other "mezzanine" debt, such investments and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of holders of more senior tranches in an issuer's capital structure and, to the extent applicable, contractual inter-creditor, co-lender and participation agreement provisions.

Investments in subordinated debt involve greater credit risk of default and loss than the more senior classes or tranches of debt in an issuer's capital structure. Subordinated tranches of debt instruments (including mortgage-backed securities) absorb losses from default before other more senior tranches of such instruments, which creates a risk particularly if such instruments (or securities) have been issued with little or no credit enhancement or equity. As a result, to the extent we invest in subordinated debt instruments (including mortgage-backed securities), we would likely receive payments or interest distributions after, and must bear the effects of losses or defaults on, the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer.

We will face risks related to our investments in mezzanine loans.

Although not directly secured by the underlying real estate, mezzanine loans are also subject to risk of subordination and share certain characteristics of subordinate loan interests described above. As with commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying commercial properties and, therefore, is subject to similar considerations and risks. Mezzanine loans may also be affected by the successful operation of other properties, but mezzanine loans are not secured by interests in the underlying commercial properties.

With most mezzanine loans, the bulk of the loan balance is payable at maturity with a one-time "balloon payment." Full satisfaction of the balloon payment by a borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, and full satisfaction of a loan will be affected by a borrower's access to credit or a functioning sales market. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan may be impaired. Moreover, mezzanine loans are usually non-recourse in nature. Therefore, if a borrower defaults on the loan, then the options for financial recovery are limited in nature. To the extent the underlying default rates with respect to the pool or tranche of commercial real estate loans in which we directly or indirectly invest increase, the performance of our investments related thereto may be adversely affected.

B-Notes and A/B Structures may pose additional risks that may adversely affect our results of operations and financial condition.

We may invest in B-notes, which are mortgage loans typically (i) secured by a first mortgage on a commercial property or group of related properties and (ii) subordinated to an A-note portion of the same first mortgage secured by the same collateral (which we would not expect to hold). As a result, if a borrower defaults, there may not be sufficient funds remaining to repay B-note holders after payment to the A-note holders. Since each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks. In addition to the risks described above, certain additional risks apply to B-note investments, including those described herein. The B-note portion of a loan is typically small relative to the overall loan, and is in the first loss position. As a means to protect against the holder of the A-note from taking certain actions, or receiving certain benefits to the detriment of the holder of the B-note, the holder of the B-note often (but not always) has the right to purchase the A-note from its holder. If available, this right may not be meaningful to us. For example, we may not have the capital available to protect our B-note interest or purchasing the A-note may alter our overall portfolio and risk/return profile to the detriment of our stockholders. In addition, a B-note may be in the form of a "rake bond." A "rake bond" is a CMBS backed solely by a single promissory note secured by a mortgaged property, which promissory note is subordinate in right of payment to one or more separate promissory notes secured by the same mortgaged property.

We may invest in a wide range of real estate debt pursuant to our broad investment guidelines.

Pursuant to our broad investment guidelines, our real estate debt investments may include, but are not limited to, CMBS, real estate-related corporate credit, mortgages, loans, mezzanine and other forms of debt (including residential mortgage-backed securities and other residential credit and debt of real estate-related companies), preferred equity and derivatives, and such investments may not be secured by real estate assets. The Adviser may also employ new investment techniques or invest in new instruments that it believes will help achieve our investment objectives, whether or not such investment techniques or instruments are specifically defined herein, so long as such investments are consistent with the investment guidelines and our charter. New investment techniques or instruments may not be thoroughly tested in the market before being employed and may have operational or theoretical shortcomings which could result in unsuccessful investments and, ultimately, losses to us. In addition, any new investment technique or instrument developed by us may be more speculative than earlier investment techniques or instruments and may involve material and unanticipated risks. Our board of directors may also change our investment guidelines without the consent of our stockholders.

We invest in real estate-related equity, which is subordinate to any indebtedness, but involves different rights.

We have in the past and may in the future invest from time to time in non-controlling preferred equity positions, common equity and other real estate-related interests. Preferred equity investments generally rank junior to all existing and future indebtedness, including commercial mezzanine and mortgage loans, but rank senior to the owners' common equity. Preferred equity investments typically pay a dividend rather than interest payments and often have the right for such dividends to accrue if there is insufficient cash flow to pay currently. These interests are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider typically has the right to effectuate a change of control with respect to the ownership of the property. In addition, equity investments may be illiquid or have limited liquidity due to lock-out periods, limited trading volume or other limitations or prohibitions against their transfer, sale, pledge or disposition, including any necessary registration with the SEC requiring coordination with the issuer for the sale of such securities. Our investments in real estate-related equity securities will involve risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related equity securities are subject to their own operating and other expenses and may be subject to a management fee and/or performance-based compensation (e.g., promote), which we as equity holders will indirectly bear. Issuers of real estate-related common equity securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate discussed in "— Risks Related to Investments in Real Estate."

We invest in real estate corporate debt, which consists of secured and unsecured obligations issued by companies in the business of owning and/or operating real estate-related businesses.

We have in the past and may in the future invest in corporate debt obligations of varying maturities issued by U.S. and foreign corporations and other business entities, which may include loans, corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Corporate debt is generally used by corporations and other issuers to borrow money from investors. The issuer pays the investor a rate of interest and normally must repay the amount borrowed on or before maturity. The rate of interest on corporate debt may be fixed, floating or variable, and may vary inversely with respect to a reference rate. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. Debt instruments may be acquired with warrants attached. Certain bonds are "perpetual" in that they have no maturity date.

Our investments in real estate-related corporate credit are subject to a number of risks, including interest rate risk, credit risk, high yield risk, issuer risk, foreign (non-U.S.) investment risk, inflation/deflation risk, liquidity risk, smaller company risk and management risk. We generally will not have direct recourse to real estate assets owned or operated by the issuers of the corporate debt obligations that we invest in and the value of such corporate debt obligations may be impacted by numerous factors and may not be closely tied to the value of the real estate held by the corporate issuer.

We invest in equity of other REITs that invest in real estate or real estate debt as one of their core businesses and other real estate-related companies, which subjects us to certain risks including those risks associated with an investment in our own common stock.

REITs that invest primarily in real estate or real estate debt are subject to the risks of the real estate market, the real estate debt market and the securities market.

REITs are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in financing a limited number of projects. REITs may be subject to management fees and other expenses, and so when we invest in REITs we will bear our proportionate share of the costs of the REITs' operations. Investing in REITs and real estate-related companies involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. The market value of REIT shares and the ability of the REIT to distribute income may be adversely affected by several factors, including the risks described herein that relate to an investment in our common stock. REITs depend generally on their ability to generate cash flow to make distributions to shareholders, and certain REITs have self-liquidation provisions by which mortgages held may be paid in full and distributions of capital returns may be made at any time. In addition, distributions received by us from REITs may consist of dividends, capital gains and/or return of capital. Generally, dividends received by us from REIT shares and distributed to our stockholders will not constitute "qualified dividend income" eligible for the reduced tax rate applicable to qualified dividend income. In addition, the performance of a REIT may be affected by changes in the tax laws or by its failure to qualify for tax-free pass-through of income.

REITs (especially mortgage REITs) are also subject to interest rate risk. Rising interest rates may cause REIT investors to demand a higher annual yield, which may, in turn, cause a decline in the market price of the equity securities issued by a REIT.

Investing in certain REITs and real estate-related companies, which often have small market capitalizations, may also involve the same risks as investing in other small capitalization companies. REITs and real estate-related companies may have limited financial resources and their securities may trade less frequently and in limited volume and may be subject to more abrupt or erratic price movements than larger company securities.

Certain of our investments may require development or otherwise have additional capital requirements.

Certain of our investments, including those that may be in a development phase, are expected to require additional financing to satisfy their working capital requirements or development strategies. The amount of such additional financing needed could be significant and will depend upon the maturity and objectives of the particular asset, which may be an unfavorable price at such time. Each round of financing (whether from us or other investors) is typically intended to provide enough capital to reach the next major milestone in an asset's life-cycle. If the funds provided are not sufficient, additional capital may be required to be raised at a price unfavorable to the existing investors, including us. In addition, we may make additional debt and equity investments or exercise warrants, options, convertible securities or other rights that were acquired in the initial investment in such portfolio company in order to preserve our proportionate ownership when a subsequent financing is planned, or to protect our investment when such portfolio company's performance does not meet expectations. The availability of capital is generally a function of capital market conditions that are beyond the control of us or any portfolio company. There can be no assurance that we or any portfolio company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to provide sufficient additional capital with respect to an investment could adversely affect our performance.

We may face "spread widening" risk related to our investment in securities.

For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the market spreads of the securities in which we invest may increase substantially causing the securities prices to fall. It may not be possible to predict, or to hedge against, such "spread widening" risk. The perceived discount in pricing described under "— Some of our securities investments may become distressed, which securities would have a high risk of default and may be illiquid," may still not reflect the true value of the real estate assets underlying such real estate debt in which we may invest, and therefore further deterioration in value with respect thereto may occur following our investment therein. In addition, mark-to-market accounting of our investments will have an interim effect on the reported value prior to realization of an investment.

We utilize derivatives, which involve numerous risks.

We have in the past and may in the future enter into derivatives transactions including, but not limited to, options contracts, futures contracts, options on futures contracts, forward contracts, interest rate swaps, total return swaps, credit default swaps and other swap agreements for investment, hedging or leverage purposes. Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets we may not be able to close out a position without incurring a loss. Our use of derivative instruments may be particularly speculative and involves investment risks and transaction costs to which we would not be subject absent the use of these instruments, and use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than our initial investment in the derivative. Leverage magnifies investment, market and certain other risks. Thus, the use of derivatives may result in losses in excess of principal and greater than if they had not been used. The value of such derivatives also depends upon the price of the underlying instrument or commodity. Such derivatives and other customized instruments also are subject to the risk of non-performance by the relevant counterparty. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter markets in which we may conduct our transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. Derivative instruments that may be purchased or sold by us may include instruments not traded over-the-counter or on an exchange. The risk of nonperformance by the obligor on such an instrument may be greater and the ease with which we can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between "bid" and "asked" prices for derivative instruments that are traded over-the-counter and not on an exchange. Such over-the-counter derivatives are also subject to types and levels of investor protections or governmental regulation that may differ from exchange traded instruments.

The ability to successfully use derivative investments depends on the ability of the Adviser. The skills needed to employ derivatives strategies are different from those needed to select portfolio investments and, in connection with such strategies, the Adviser must make predictions with respect to market conditions, liquidity, market values, interest rates or other applicable factors, which may be inaccurate. The use of derivative investments may require us to sell or purchase portfolio investments at inopportune times or for prices below or above the current market values, may limit the amount of appreciation we can realize on an investment or may cause us to hold a security that we might otherwise want to sell. We will also be subject to credit risk with respect to the counterparties to our derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or another third party in the case of over-the-counter instruments). In addition, the use of derivatives will be subject to additional unique risks associated with such instruments including a lack of sufficient asset correlation, heightened volatility in reference to interest rates or prices of reference instruments and duration/term mismatch, each of which may create additional risk of loss.

Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements that could materially adversely affect our business, results of operations and financial condition.

Registration with the U.S. Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" or any change in our operations (including, without limitation, any change that causes us to be subject to certain specified covered statutory disqualifications) necessary to maintain our ability to rely upon the exemption from being regulated as a commodity pool operator could adversely affect our ability to implement our investment program, conduct our operations and/or achieve our objectives and subject us to certain additional costs, expenses and administrative burdens. Furthermore, any determination by us to cease or to limit investing in interests that may be treated as "commodity interests" in order to comply with the regulations of the CFTC may have a material adverse effect on our ability to implement our investment objectives and to hedge risks associated with our operations.

We may make open market purchases or invest in traded securities.

Although not anticipated to be a large component of our investment strategy, we have the ability to invest in securities that are traded (publicly or through other active markets (including through private transactions)) and are, therefore, subject to the risks inherent in investing in traded securities. When investing in traded securities, we may be unable to obtain financial covenants or other contractual governance rights, including management rights that it might otherwise be able to obtain in making privately negotiated investments. Moreover, we may not have the same access to information in connection with investments in traded securities, either when investigating a potential investment or after making the investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments, and to sell existing investments, in traded securities because Blackstone may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies or requirements. The inability to sell traded securities in these circumstances could materially adversely affect the investment results. In addition, securities acquired of a public company may, depending on the circumstances and securities laws of the relevant jurisdiction, be subject to lock-up periods.

We may utilize non-recourse securitizations of certain of our CMBS investments, which may expose us to risks that could result in losses.

We may seek to utilize non-recourse securitizations of certain of our CMBS investments to the extent consistent with REIT and Investment Company Act requirements. This would likely involve us creating a special-purpose vehicle, contributing a pool of our assets to the entity, and selling interests in the entity on a non-recourse basis to purchasers (whom we would expect to be willing to accept a lower interest rate to invest in investment-grade loan pools). We would expect to retain all or a portion of the equity in the securitized pool of loans or investments. Prior to any such financing, we may use short-term facilities to finance the acquisition of securities until a sufficient quantity of securities had been accumulated, at which time we would refinance these facilities through a securitization, such as a CMBS, or issuance of CLOs, or the private placement of loan participations or other long-term financing. If we were to employ this strategy, we would be subject to the risk that we would not be able to acquire, during the period that our short-term facilities are available, a sufficient amount of eligible securities to maximize the efficiency of a CMBS, CLO or private placement issuance. We also would be subject to the risk that we would not be able to obtain short-term credit facilities or would not be able to renew any short-term credit facilities after they expire should we find it necessary to extend our short-term credit facilities to allow more time to seek and acquire the necessary eligible securities for a long-term financing. The inability to consummate securitizations of our portfolio to finance our loans and investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to grow our business. Moreover, conditions in the capital markets, including volatility and disruption in the capital and credit markets, may not permit a non-recourse securitization at any particular time or may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets. We may also suffer losses if the value of the mortgage loans we acquire declines prior to securitization. Declines in the value of a mortgage loan can be due to, among other things, changes in interest rates and changes in the credit quality of the loan. In addition, transaction costs incurred in executing transactions impact any liability that we may incur, or may be required to reserve for, in connection with executing a transaction can cause a loss to us. To the extent that we incur a loss executing or participating in future securitizations for the reasons described above or for other reasons, it could materially and adversely impact our business and financial condition.

In addition, the securitization of investments in our portfolio might magnify our exposure to losses because any equity interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses. The inability to securitize our portfolio may hurt our performance and our ability to grow our business. At the same time, the securitization of our loans or investments might expose us to losses, as the residual loans or investments in which we do not sell interests will tend to be riskier and more likely to generate losses. Moreover, the Dodd Frank Act contains a risk retention requirement for all asset-backed securities, which requires both public and private securitizers to retain not less than 5% of the credit risk of the assets collateralizing any asset-backed security issuance. Significant restrictions exist, and additional restrictions may be added in the future, regarding who may hold risk retention interests, the structure of the entities that hold risk retention interests and when and how such risk retention interests may be transferred. Therefore such risk retention interests will generally be illiquid. As a result of the risk retention requirements, we may be required to purchase and retain certain interests in a securitization into which we sell mortgage loans and/or when we act as issuer, may be required to sell certain interests in a securitization at prices below levels that such interests have historically yielded and/or may be required to enter into certain arrangements related to risk retention that we have not historically been required to enter into and, accordingly, the risk retention rules may increase our potential liabilities and/or reduce our potential profits in connection with securitization of mortgage loans. It is likely, therefore, that these risk retention rules will increase the administrative and operational costs of asset securitizations.

We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive.

We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive. The protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests may not be adequate. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower's position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy or its equivalent, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and potentially result in a reduction or discharge of a borrower's debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value, and in the event of any such foreclosure or other similar real estate owned-proceeding, we would also become the subject to the various risks associated with direct ownership of real estate, including environmental liabilities. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss.

Risks Related to Debt Financing

Our significant amount of debt may subject us to increased risk of loss and could adversely affect our results of operations and financial condition.

We currently have outstanding indebtedness and, subject to market conditions and availability, we may incur a significant amount of additional debt through bank credit facilities (including term loans and revolving facilities), warehouse facilities and structured financing arrangements, public and private debt or bond issuances (including through securitizations), repurchase agreements and derivative instruments, in addition to transaction or asset specific funding arrangements. We may also issue additional debt securities to fund our growth. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, the type of assets we are funding, whether the financing is recourse or non-recourse, debt restrictions contained in those financing arrangements and the lenders' and rating agencies' estimate of the stability of our investment portfolio's cash flow. We may significantly increase the amount of leverage we utilize at any time without approval of our board of directors. In addition, we may leverage individual assets at substantially higher levels. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on our debt or we may fail to comply with covenants contained in our debt agreements, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision), which we then may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow undrawn amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, which would result in a decrease in our liquidity, and/or (iii) the loss of some or all of our collateral assets to foreclosure or sale;
- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase in an amount sufficient to offset the higher financing costs;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes;

- we may be subject to financial covenants under the terms of our debt instruments that limit the flexibility of our operations and may therefore have a negative impact on our results of operations; and
- we may not be able to refinance any debt that matures prior to the maturity (or realization) of an underlying investment it was used to finance on favorable terms or at all.

There can be no assurance that a leveraging strategy will be successful, and such strategy may subject us to increased risk of loss and could adversely affect our results of operations and financial condition.

We may encounter adverse changes in the credit markets.

Any adverse changes, such as those experienced as a result of rising interest rates, in the global credit markets could make it more difficult for us to obtain favorable financing. Our ability to generate attractive investment returns for our stockholders will be adversely affected to the extent we are unable to obtain favorable financing terms. If we are unable to obtain favorable financing terms, we may not be able to adequately leverage our portfolio, may face increased financing expenses or may face increased restrictions on our investment activities, any of which would negatively impact our performance.

We will incur mortgage indebtedness and other borrowings, which may increase our business risks, could hinder our ability to make distributions and could decrease the value of your investment.

The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. Under our charter, we have a limitation that precludes us from borrowing in excess of 300% of our net assets, which approximates borrowing 75% of the cost of our investments (unless a majority of our independent directors approves any borrowing in excess of the limit and we disclose the justification for doing so to our stockholders), but such restriction does not restrict the amount of indebtedness we may incur with respect to any single investment. Our target leverage ratio is in the range of 60%. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. We may exceed our target leverage ratio, particularly during a market downturn or in connection with a large acquisition. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors such as rising interest rates, downturns in the economy or deteriorations in the condition of the investments. Principal and interest payments on indebtedness (including mortgages having "balloon" payments) will have to be made regardless of the sufficiency of cash flow from the properties. Our investments will be impaired by a smaller decline in the value of the properties than is the case where properties are owned with a proportionately smaller amount of debt.

We may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate acquired and may borrow under mortgages on properties after they are acquired. Depending on the level of leverage and decline in value, if mortgage payments are not made when due, one or more of the properties may be lost (and our investment therein rendered valueless) as a result of foreclosure by the mortgagee(s). A foreclosure may also have substantial adverse tax consequences for us.

Many of these same issues also apply to credit facilities which are expected to be in place at various times as well. For example, the loan documents for such facilities may include various coverage ratios, the continued compliance with which may not be completely within our control. If such coverage ratios are not met, the lenders under such credit facilities may declare any unfunded commitments to be terminated and declare any amounts outstanding to be due and payable. We may also rely on short-term financing that would be especially exposed to changes in availability.

Although borrowings by us have the potential to enhance overall returns that exceed our cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than our cost of funds. As a result, the possibilities of profit and loss are increased. Borrowing money to purchase properties provides us with the advantages of leverage, but exposes us to greater market risks and higher current expenses.

Our inability to access funding could have a material adverse effect on our results of operations, financial condition and business.

Our results of operations, financial condition and business may be impacted by our ability to secure bank credit facilities (including term loans and revolving facilities), warehouse facilities and structured financing arrangements, public and private debt or bond issuances (including through securitizations), repurchase agreements and derivative instruments, in addition to transaction or asset specific funding arrangements and additional repurchase agreements on acceptable terms. We may also rely on short-term financing that would be especially exposed to changes in availability. Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

- general economic or market conditions;
- the market's view of the quality of our assets;

- the market's perception of our growth potential; and
- our current and potential future earnings and cash distributions.

We will need to periodically access the capital markets to, among other things, raise cash to fund new investments. Unfavorable economic conditions, or capital market conditions, such as the volatility of the global credit markets, may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings and liquidity. In addition, any dislocation or weakness in the capital and credit markets could adversely affect our lenders and could cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, as regulatory capital requirements imposed on our lenders are increased, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. We cannot make assurances that we will be able to obtain any additional financing on favorable terms or at all.

In certain cases, financings for our properties may be recourse to us.

Generally, commercial real estate financings are structured as non-recourse to the borrower, which limits a lender's recourse to the property pledged as collateral for the loan, and not the other assets of the borrower or to any parent of borrower, in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called "recourse carveout" guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents. A "bad boy" guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, "bad boy" guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. These financing arrangements with respect to our investments generally require "bad boy" guarantees from us and/or the Operating Partnership and in the event that such a guarantee is called, our assets could be adversely affected. Moreover, our "bad boy" guarantees could apply to actions of the joint venture partners associated with our investments. While the Adviser expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to us under such guarantees. We may provide "bad boy" guarantees on behalf of Other Blackstone Accounts investing alongside us and as such guarantees are not for borrowed money, they will typically not be included under our leverage limitations.

If we draw on a line of credit to fund repurchases or for any other reason, our financial leverage ratio could increase beyond our target.

We have lines of credit with financial institutions that are either unsecured or secured by certain of our assets as well as an uncommitted line of credit from an affiliate of Blackstone and we may seek to obtain additional lines of credit in an effort to provide for a ready source of liquidity for any business purpose, including to fund repurchases of shares of our common stock in the event that repurchase requests exceed our operating cash flow and/or net proceeds from our continuous offering. There can be no assurances that we will be able to borrow under or maintain our existing lines of credit or obtain additional lines of credit on financially reasonable terms. In addition, we may not be able to obtain lines of credit of an appropriate size for our business. If we borrow under a line of credit to fund repurchases of shares of our common stock, our financial leverage will increase and may exceed our target leverage ratio. Our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or generate sufficient operating cash flow or proceeds from asset sales to repay outstanding indebtedness. In connection with a line of credit, distributions may be subordinated to payments required in connection with any indebtedness contemplated thereby. We may utilize a line of credit for the benefit of Other Blackstone Accounts which may invest alongside us in one or more investments. In such circumstances, we generally intend to disclose such arrangements as part of our reporting and enter into arrangements to cause any Other Blackstone Accounts to bear (or reimburse us for) their pro rata share of any costs and expenses (including interest payments) allocable to such extensions of credit.

Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service or refinance any future indebtedness that we may incur.

The volatility of the current global credit markets could make it more difficult to obtain favorable financing for investments. During periods of volatility (including the current market environment), which often occur during economic downturns, generally credit spreads widen, interest rates rise, and investor demand for high yield debt declines. These trends result in reduced willingness by investment banks and other lenders to finance new investments and deterioration of available terms. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. Disruptions in the debt markets negatively impact our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness that is maturing. Moreover, to the extent that such marketplace events are not temporary, they could have an adverse impact on the availability of credit to businesses generally and could lead to an overall weakening of the U.S. economy.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to obtain additional loans. Loan documents we enter into may contain covenants that limit our ability to further mortgage or dispose of the property or discontinue insurance coverage. In addition, loan documents may limit our ability to enter into or terminate certain operating or lease agreements related to the property. Loan documents may also require lender approval of certain actions and as a result of the lender's failure to grant such approval, we may not be able to take a course of action we deem most profitable. These or other limitations may adversely affect our flexibility and our ability to make distributions to you and the value of your investment.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders' policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.

We use reverse repurchase agreements to finance our securities investments, which may expose us to risks that could result in losses.

We use reverse repurchase agreements as a form of leverage to finance our securities investments, and the proceeds from reverse repurchase agreements are generally invested in additional securities. There is a risk that the market value of the securities acquired from the proceeds received in connection with a reverse repurchase agreement may decline below the price of the securities underlying the reverse repurchase agreement that we have sold but remain obligated to repurchase. Reverse repurchase agreements also involve the risk that the counterparty liquidates the securities we delivered to it under the reverse repurchase agreements following the occurrence of an event of default under the applicable repurchase agreement by us. In addition, there is a risk that the market value of the securities we retain may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Furthermore, our counterparty may require us to provide additional margin in the form of cash, securities or other forms of collateral under the terms of the derivative contract. Also, in entering into reverse repurchase agreements, we bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, the interest costs associated with reverse repurchase agreements transactions may adversely affect our results of operations and financial condition, and, in some cases, we may be worse off than if we had not used such instruments.

Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

Subject to any limitations required to maintain qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to make distributions to our stockholders.

Interest we pay on our loan obligations will reduce cash available for distributions. We have and will likely in the future obtain variable rate loans, and as a result, increases in interest rates could increase our interest costs, which could reduce our cash flows and our ability to make distributions to you. In addition, if we need to repay existing loans during periods of rising interest rates, such as the current environment, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments. While we cannot predict factors which may or may not affect interest rates, during the year ended December 31, 2025, an increase of 25 basis points in SOFR rate would have resulted in an increase to our interest expense of $16.2 million, net of the impact from our interest rate swaps and caps.

Our current or future credit ratings may not reflect all risks of an investment in our debt securities.

Any current or future credit ratings of us are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our current or future credit ratings will generally affect the market value of any of our debt securities. Our current or future credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

Risks Related to our Relationship with the Adviser and the Dealer Manager

We depend on the Adviser to select our investments and otherwise conduct our business, and any material adverse change in its financial condition or our relationship with the Adviser could have a material adverse effect on our business and ability to achieve our investment objectives.

Our success is dependent upon our relationship with, and the performance of, the Adviser in the acquisition and management of our real estate portfolio and our corporate operations, as well as the persons and firms the Adviser retains to provide services on our behalf. The Adviser may suffer or become distracted by adverse financial or operational problems in connection with Blackstone's business and activities unrelated to us and over which we have no control. Should the Adviser fail to allocate sufficient resources to perform its responsibilities to us for any reason, we may be unable to achieve our investment objectives or to pay distributions to our stockholders.

The termination or replacement of the Adviser could trigger a repayment event under our mortgage loans for some of our properties, the credit agreement governing any of our lines of credit and our repurchase agreements.

Lenders for certain of our properties have requested in the past and may request in the future provisions in the mortgage loan documentation that would make the termination or replacement of the Adviser an event requiring the consent of the lender or immediate repayment of the full outstanding balance of the loan. The termination or replacement of the Adviser could trigger repayment of outstanding amounts under the credit agreements governing our lines of credit that we may obtain or under the repurchase agreements that we may enter into. If a repayment event is triggered with respect to any of our properties, our results of operations and financial condition may be adversely affected.

The Adviser's inability to retain the services of key real estate professionals could hurt our performance.

The Adviser's power to approve the acquisition of a particular investment, finance or refinance any new or existing investment or dispose of an existing investment rests with the investment committee, sub-committees of the investment committee or particular professionals employed by the Adviser, depending on the size and type of the investment. Accordingly, our success depends to a significant degree upon the contributions of certain key real estate professionals employed by the Adviser, each of whom would be difficult to replace. There is ever increasing competition among alternative asset firms, financial institutions, private equity firms, investment advisors, investment managers, real estate investment companies, real estate investment trusts and other industry participants for hiring and retaining qualified investment professionals and there can be no assurance that such professionals will continue to be associated with us or the Adviser, particularly in light of our perpetual-life nature, or that replacements will perform well. Neither we nor the Adviser have employment agreements with these individuals and they may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. Although there are key real estate professionals employed by the Adviser, we believe the "key person" concept to be inapplicable to our structure as a perpetual-life REIT and do not maintain key person life insurance on any person. Our future success depends, in large part, upon the Adviser's ability to attract and retain highly skilled managerial, operational and marketing professionals. If the Adviser loses or is unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered.

Further, the time, dedication and scope of work of a professional varies considerably. There have been changes in the composition of the investment committee since our inception, and some professionals previously involved are no longer involved. Certain members of the investment team are new to the Blackstone organization, and additional investment professionals are expected to join the team. Our success will be dependent, in whole or in part, on the ability of new investment professionals to be successfully integrated into the Blackstone organization. In addition, the size of the investment committee or any applicable sub-committees of the investment committee including the number of investment professionals engaged for investment decisions could vary as determined in the sole discretion of Blackstone, depending on the size and type of the investment, among other factors. Moreover, discussion and debate among investment professionals are generally helpful to the investment decision making process but excessive disagreement could adversely impact us. Furthermore, the Adviser's investment professionals work on a variety of projects and funds, which will result in less than all of their time and attention being allocated to us, and the ability of the members of the investment team to access other professionals and resources within Blackstone for our benefit may be limited.

Any material adverse change to the Dealer Manager's ability to successfully build and maintain a network of licensed broker-dealers could have a material adverse effect on our business and the Current Offering.

The dealer manager for the Current Offering is Blackstone Securities Partners L.P. Any material adverse change to the ability of our Dealer Manager to build and maintain a network of licensed securities broker-dealers and other agents could have a material adverse effect on our business and the Current Offering. If the Dealer Manager is unable to build and maintain a sufficient network of participating broker-dealers to distribute shares in the Current Offering, our ability to raise proceeds through the Current Offering and implement our investment strategy may be adversely affected. In addition, the Dealer Manager currently serves and may serve as dealer manager for other issuers. As a result, the Dealer Manager may experience conflicts of interest in allocating its time between the Current Offering and such other issuers, which could adversely affect our ability to raise proceeds through the Current Offering and implement our investment strategy. Further, the participating broker-dealers retained by the Dealer Manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients.

You will not have the benefit of an independent due diligence review in connection with the Current Offering and, if a conflict of interest arises between us and Blackstone, we may incur additional fees and expenses.

Because the Adviser and the Dealer Manager are affiliates of Blackstone Real Estate, our sponsor, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter and its counsel in connection with a securities offering. If any situation arises in which our interests are in conflict with those of the Adviser, the Dealer Manager or its affiliates, and we are required to retain independent counsel, we will incur additional fees and expenses.

The fees we pay in connection with the Current Offering and the agreements entered into with Blackstone and its affiliates were not determined on an arm's-length basis and therefore may not be on the same terms we could achieve from a third party.

The compensation paid to the Adviser, Dealer Manager and other Blackstone affiliates for services they provide us was not determined on an arm's-length basis. All service agreements, contracts or arrangements between or among Blackstone and its affiliates, including the Adviser and us, were not negotiated at arm's-length. Such agreements include our Advisory Agreement, the Operating Partnership's partnership agreement, our dealer manager agreement (the "Dealer Manager Agreement"), and any property related corporate services and other agreements we may enter into with affiliates of the Adviser from time to time.

We do not own the Blackstone name, but we may use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of Blackstone. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

We have entered into a trademark license agreement ("Trademark License Agreement"), with Blackstone TM L.L.C. (the "Licensor"), an affiliate of Blackstone, pursuant to which it has granted us a fully paid-up, royalty-free, non-exclusive, non-transferable license to use the name "Blackstone Real Estate Income Trust, Inc.". Under this agreement, we have a right to use this name for so long as the Adviser (or another affiliate of the Licensor) serves as our advisor (or another advisory entity) and the Adviser remains an affiliate of the Licensor under the Trademark License Agreement. The Trademark License Agreement may also be earlier terminated by either party as a result of certain breaches or for convenience upon 90 days' prior written notice, provided that upon notification of such termination by us, the Licensor may elect to effect termination of the Trademark License Agreement immediately at any time after 30 days from the date of such notification. The Licensor and its affiliates, such as Blackstone, will retain the right to continue using the "Blackstone" name. We will further be unable to preclude the Licensor from licensing or transferring the ownership of the "Blackstone" name to third parties, some of whom may compete with us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of the Licensor, Blackstone or others. Furthermore, in the event that the Trademark License Agreement is terminated, we will be required to, among other things, change our name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.

Risks Related to Conflicts of Interest

Various potential and actual conflicts of interest will arise, and these conflicts may not be identified or resolved in a manner favorable to us.

Blackstone has conflicts of interest, or conflicting loyalties, as a result of the numerous activities and relationships of Blackstone, the Dealer Manager, the Adviser, Other Blackstone Accounts, our portfolio companies and the affiliates, partners, members, shareholders, officers, directors, family members and employees of the foregoing, some of which are described herein. However, not all potential, apparent and actual conflicts of interest are included herein, and additional conflicts of interest could arise as a result of new activities, transactions or relationships commenced in the future. If any matter arises that we and our relevant affiliates (including the Adviser) determine in our good faith judgment constitutes an actual and material conflict of interest, we and our affiliates (including the Adviser) will take such actions as we determine appropriate to mitigate the conflict, which will be deemed to fully satisfy any fiduciary duties they may have to us or the stockholders. Thereafter, the Adviser and relevant affiliates will be relieved of any liability related to the conflict to the fullest extent permitted by law. Transactions between us and Blackstone or its affiliates will require approval by our board of directors, including a majority of our independent directors. There can be no assurance that our board of directors or Blackstone will identify or resolve all conflicts of interest in a manner that is favorable to us.

The Adviser faces a conflict of interest because the fees it receives for services performed are based in part on our NAV, which the Adviser is ultimately responsible for determining.

The Adviser is paid a management fee for its services based on the NAV of each class of shares of our common stock, which is calculated by State Street, based on valuations provided by the Adviser. In addition, the distributions to be received by the Special Limited Partner with respect to its performance participation interest in the Operating Partnership are based in part upon the Operating Partnership's net assets (which is a component of our NAV). The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. The Adviser may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the purchase price or more than the repurchase price. The valuation of our investments will affect the amount and timing of the management fee paid to the Adviser and the Special Limited Partner's performance participation interest. As a result, there may be circumstances where the Adviser is incentivized to determine valuations that are higher than the actual fair value of our investments.

The Adviser's management fee and the Special Limited Partner's performance participation interest may not create proper incentives or may induce the Adviser and its affiliates to make certain investments, including speculative investments, that increase the risk of our real estate portfolio.

We pay the Adviser a management fee regardless of the performance of our portfolio. The Adviser's entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We would be required to pay the Adviser a management fee in a particular period even if we experienced a net loss or a decline in the value of our portfolio during that period.

The existence of the Special Limited Partner's performance participation interest in our Operating Partnership, which is based on our total distributions plus the change in NAV per share, may create an incentive for the Adviser to make riskier or more speculative investments on our behalf or cause us to use more leverage than it would otherwise make in the absence of such performance-based compensation. In addition, the change in NAV per share will be based on the value of our investments on the applicable measurement dates and not on realized gains or losses. As a result, the performance participation interest may receive distributions based on unrealized gains in certain assets at the time of such distributions and such gains may not be realized when those assets are eventually disposed of. Except in limited circumstances, the Special Limited Partner will not be obligated to return any portion of performance participation allocation due to the subsequent negative performance.

Because the management fee and performance participation are based on our NAV, the Adviser may also be motivated to accelerate acquisitions in order to increase NAV or, similarly, delay or curtail repurchases to maintain a higher NAV, and the Dealer Manager may also be incentivized to sell more shares of our common stock to increase aggregate NAV, which would, in each case, increase amounts payable to the Adviser and the Special Limited Partner, but may make it more difficult for us to efficiently deploy new capital. In addition, we are required to reimburse the Adviser or its affiliates for documented costs and expenses incurred by it and its affiliates on our behalf, except those specifically required to be borne by the Adviser under our Advisory Agreement. Accordingly, to the extent that the Adviser retains other parties to provide services to us, expenses allocable to us will increase.

Blackstone personnel work on other projects and conflicts may arise in the allocation of personnel between us and other projects.

The Adviser and its affiliates will devote such time and attention to us as they determine to be necessary to conduct our business affairs in an appropriate manner. However, Blackstone personnel, including members of the Investment Committee, will work on other projects, serve on other committees (including boards of directors) and source potential investments for and otherwise assist the investment programs of Other Blackstone Accounts and their portfolio entities, including other investment programs to be developed in the future. Certain non-investment professionals are not dedicated solely to the Adviser but rather perform functions that benefit us as well as Other Blackstone Accounts, the Adviser and/or Blackstone, which is expected to detract from the time and attention such persons devote to the Adviser. Even some key personnel of the Adviser who devote substantially all of their time and attention to us do not devote their time and attention solely to us. Time spent on these other initiatives diverts attention from our activities, which could negatively impact us. Furthermore, Blackstone and Blackstone personnel derive financial benefit from these other activities, including fees and performance-based compensation. Blackstone personnel outside of Blackstone Real Estate share in fees and performance-based compensation from us; similarly, Blackstone Real Estate personnel share in the fees and performance-based compensation generated by Other Blackstone Accounts. These and other factors create conflicts of interest in the allocation of time and attention by Blackstone personnel. The Adviser's determination of the amount of time and attention necessary to conduct our activities will be conclusive, and we rely on the Adviser's judgment in this regard.

In addition, certain professionals employed by Blackstone or an affiliate are expected to participate in a Blackstone-sponsored program whereby any such professional would receive compensation from another business unit of Blackstone in connection with such professional's successful referral of a transaction to such other business unit of Blackstone or by virtue of other arrangements with Blackstone. Such compensation may include performance-based compensation generated by a vehicle managed by such other business unit of Blackstone (or potentially even in a third-party fund manager). The amount of any performance-based compensation or other compensation received in connection with any such program could ultimately be material and regardless, involves a variety of conflicts of interest relating to such professional's responsibilities with respect to us and our portfolio entities, the financial incentive they would have to refer transactions to other Blackstone business units, and the resulting financial interests they could have in Other Blackstone Accounts (including those that could invest in the same portfolio entities as us or could transact with us, for example in cross transactions) as a result of their participation in the aforementioned program.

Blackstone is subject to a number of conflicts of interest, regulatory oversight and legal and contractual restrictions due to its multiple business lines, which may reduce the benefits that Blackstone could otherwise expect to utilize for the Adviser for purposes of identifying and managing our investments.

Blackstone has multiple business lines, which Blackstone, Other Blackstone Accounts and their portfolio entities and third parties, will in certain circumstances, engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services. As a result of these activities, Blackstone is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than if it had one line of business. For example, from time to time, Blackstone could come into possession of information that limits our ability to engage in potential transactions. Similarly, other Blackstone businesses and their personnel could be prohibited by law or contract from sharing information with the Adviser or its affiliates that would be relevant to monitoring our investments and other activities. Additionally, Blackstone or Other Blackstone Accounts can be expected to enter into covenants that restrict, condition or otherwise limit our ability to make investments in, or otherwise engage in, certain businesses or activities. For example, Other Blackstone Accounts could have granted exclusivity to a joint venture partner that limits us and Other Blackstone Accounts from owning assets within a certain distance of any of the joint venture's assets, or Blackstone or an Other Blackstone Account could have entered into a non-compete agreement in connection with a sale or other transaction or agreed to other restrictions that could impact our ability to consummate transactions. These types of restrictions may negatively impact our ability to implement our investment program. Finally, Blackstone personnel who are members of the investment team or investment committee may be excluded from participating in certain investment decisions due to conflicts involving other businesses or for other reasons, including other personal or business activities, in which case we will not benefit from their experience. Our stockholders will not receive a benefit from any fees earned by Blackstone or its personnel from these other businesses.

Blackstone has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Because Blackstone has many different asset management and advisory businesses, including, but not limited to, a private equity business, a growth equity business, a credit business, a secondary funds business, an infrastructure business, an insurance solutions business, a hedge fund business, a capital markets group, a life sciences business and a real estate business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than it would otherwise be subject to if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between Blackstone Real Estate and the other business units at Blackstone, Blackstone has implemented certain policies and procedures (e.g., Blackstone's information wall policy) regarding the sharing of information which have the potential to reduce the positive synergies and collaborations that the Adviser could otherwise expect to utilize for purposes of identifying, pursuing and managing attractive investments. For example, Blackstone will from time to time come into possession of material nonpublic information with respect to companies in which Other Blackstone Accounts may be considering making an investment or companies that are clients of Blackstone. As a consequence, that information, which could be of benefit to us, might become restricted to those other respective businesses and otherwise be unavailable to us. However, certain business units will have access to form documents used by other business units; for example, when providing "seller financing" in connection with a sale, we may utilize form debt or credit agreements utilized or created by Other Blackstone Accounts with a strategy that focuses on debt investments and vice versa. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect our ability to effectively achieve our investment objective by unduly limiting our investment flexibility and/or the flow of otherwise appropriate information between the Adviser and other business units at Blackstone. For example, in some instances, personnel of Blackstone would be unable to assist with our activities as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of Blackstone to share information internally. In addition, due to these restrictions, in some instances, we may not be able to initiate a transaction that we otherwise might have initiated and may not be able to purchase or dispose of all or any portion of an investment that we otherwise might have purchased or sold, which could negatively affect our operations or performance.

In addition, to the extent that Blackstone is in possession of material non-public information or is otherwise restricted from trading in certain securities, we and the Adviser may also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any investment vehicle advised by Blackstone has or has considered making an investment or which is otherwise a client of Blackstone will from time to time restrict or otherwise limit the ability of us and our affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. Blackstone reserves the right to enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for us, may require us to share such opportunities or otherwise limit the amount of an opportunity we can otherwise take.

Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to us. Blackstone and its employees have long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on our behalf, the Adviser and its affiliates will consider such relationships (including any incentives or disincentives as part of such relationships,) when evaluating an investment opportunity, and such relationships can be expected to influence the Adviser's decision to make or not make particular investments on our behalf (e.g., investments in a competitor of a client or any other person with whom Blackstone has a relationship). We could be required to sell or hold existing investments as a result of investment banking relationships or other relationships that Blackstone and its affiliates may have or transactions or investments that Blackstone may make or has made. Therefore, there can be no assurance that all potentially suitable investment opportunities that come to the attention of Blackstone will be made available to us. See "—Certain Other Blackstone Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns" below. We may also co-invest with clients of Blackstone or other persons with whom Blackstone has a relationship in particular investment opportunities, and other aspects of these Blackstone relationships could influence the decisions made by the Adviser and its affiliates with respect to our investments and otherwise result in a conflict.

Also, Blackstone or its affiliates will represent creditors or debtors in proceedings under Chapter 11 of the U.S. Bankruptcy Code or prior to such proceedings and will serve as advisor to creditor and equity committees. This involvement, for which Blackstone will from time to time be compensated, could limit or preclude the flexibility that we would otherwise have to buy or sell certain real estate related assets, and may require that we dispose of an investment at an inopportune time.

Blackstone, its affiliates and their related parties and personnel participate in underwriting and lending syndicates and otherwise act as arrangers of financing, including with respect to the public offering and private placement of debt or equity securities issued by, and loan proceeds borrowed by us, our subsidiaries or portfolio companies or advise on such transactions. Underwritings and financings can be on a firm commitment basis or on an uncommitted, or "best efforts", basis, and the underwriting or financing parties are under no duty to provide any commitment unless specifically set forth in the relevant contract. Blackstone can also be expected to provide, either alone or alongside third parties performing similar services, placement, financial advisory or other similar services to purchasers or sellers of securities (including in connection with primary offerings, secondary transactions and/or transactions involving special purpose acquisition companies), including loans or instruments issued by portfolio entities of ours and Other Blackstone Accounts. Blackstone's compensation for such services is expected to be paid by the applicable seller (including us and portfolio companies), one or more underwriters or financing parties (including amounts paid by an issuer and reimbursed by one or more underwriters) and/or other transaction parties. A Blackstone broker-dealer will from time to time act as the managing underwriter, a member of the underwriting syndicate or broker for us or our subsidiaries, or as dealer, broker or advisor to a counterparty to us or our subsidiaries, and purchase securities from or sell securities to us, our subsidiaries, Other Blackstone Accounts or their portfolio entities, or advise on such transactions. Blackstone will also from time to time, on our behalf or on behalf of other parties to a transaction involving us, effect transactions, including transactions in the secondary markets, subject to applicable law that result in commissions or other compensation paid to Blackstone by us or the counterparty to the transaction, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. Subject to applicable law, Blackstone will from time to time receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing fees, capital markets fees, advisory fees, lending arrangement fees, asset/property management fees, insurance fees (including title insurance fees), incentive fees, consulting fees, monitoring fees, commitment fees, syndication fees, origination fees, organizational fees, operational fees, loan servicing fees, and financing and divestment fees (or, in each case, rebates in lieu of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone, an Other Blackstone Account or their portfolio entities are purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with us or our stockholders and will not reduce the Adviser's management fee.

Our independent directors will approve any transactions in which a Blackstone broker-dealer acts as underwriter, as broker for us, or as dealer, broker or advisor, on the other side of a transaction with us only where such directors believe in good faith that such transactions are appropriate for us, and our stockholders, by executing a subscription agreement for our shares, consent to all such transactions, along with other transactions involving conflicts described herein, to the fullest extent permitted by law. Sales of securities for our account will from time to time be bunched or aggregated with orders for other accounts of Blackstone including Other Blackstone Accounts. It could be impossible, as determined by the Adviser and its affiliates in their sole discretion, to receive the same price or execution on the entire volume of securities sold, and the various prices will, in certain circumstances, therefore be averaged which may be disadvantageous to us. When Blackstone serves as underwriter with respect to securities held by us or any of our subsidiaries, we could be subject to a "lock-up" period following the offering under applicable regulations during which time we would be unable to sell any securities subject to the "lock-up". This may prejudice our ability to dispose of such securities at an opportune time. These conflicts related to securities and lending activities will not necessarily be resolved in our favor. Our stockholders will not receive any benefit from any such investments.

On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill Group fund placement businesses and combined these businesses with PJT Partners Inc. ("PJT"), an independent financial advisory firm founded by Paul J. Taubman. While the combined business operates independently from Blackstone and is not an affiliate thereof, it is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest will arise in connection with transactions between or involving us, on the one hand, and PJT, on the other. The pre-existing relationship between Blackstone and its former personnel involved in financial and strategic advisory services at PJT, the overlapping ownership and co-investment and other continuing arrangements between PJT and Blackstone can be expected to influence the Adviser to select or recommend PJT to perform services for us (the cost of which will generally be borne directly or indirectly by us). Given that PJT is no longer an affiliate of Blackstone, the Adviser and its affiliates will be free to cause us to transact with PJT generally without restriction under our charter notwithstanding the relationship between Blackstone and PJT. See also "— The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or Blackstone on more favorable terms than those payable by us" below.

Blackstone receives, generates and obtains various kinds of data and information from us, Other Blackstone Accounts and portfolio entities and limited partners in Other Blackstone Accounts, as well as related parties, service providers and other sources in connection with our activities, including, but not limited to, data and information relating to or created in connection with business operations, financial results, trends, budgets, plans, suppliers, customers, employees, contractors, sustainability matters, energy usage, carbon emissions and related metrics, financial information, commercial and transactional information, customer and user data, employee and contractor data, supplier and cost data, and other related data and information, some of which is sometimes referred to as alternative data or "big data." Blackstone can be expected to be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes or identify specific investment, trading or business opportunities, as a result of its access to (and rights regarding, including use, ownership, distribution and derived works rights over) this data and information from us, Other Blackstone Account and portfolio entities and limited partners in Other Blackstone Accounts, as well as related parties, service providers and other sources in connection with our activities. Blackstone has entered and will continue to enter into information sharing and use, measurement and other arrangements with us, Other Blackstone Accounts and portfolio entities and limited partners in Other Blackstone Accounts, as well as related parties, service providers and other sources in connection with our activities, which will give Blackstone access to (and rights regarding, including, use, ownership, distribution, and derived works rights over) data that it would not otherwise obtain in the ordinary course. Further, this alternative data is expected to be aggregated across us, Other Blackstone Accounts and portfolio entities. Although Blackstone believes that these activities improve Blackstone's investment management and other business activities on our behalf and on behalf of Other Blackstone Accounts, information obtained from us and portfolio entities and limited partners in Other Blackstone Accounts, as well as related parties, service providers and other sources in connection with our activities, also provides material benefits to Blackstone or Other Blackstone Accounts without compensation or other benefit accruing to us, our stockholders or portfolio entities. For example, information obtained from a portfolio entity can be expected to enable Blackstone to better understand a particular industry, enhance Blackstone's ability to provide advice or direction on strategy or operations to the management team of portfolio entities owned by us and Other Blackstone Accounts and execute trading and investment strategies in reliance on that understanding for Blackstone and Other Blackstone Accounts that do not own an interest in the portfolio entity, without compensation or benefit to us or the portfolio entities. Blackstone is expected to serve as the repository for data described in this paragraph, including with ownership, use and distribution rights therein.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information or otherwise limit the scope and purpose of its use or distribution, and regulatory limitations on the use of material nonpublic information, Blackstone is generally free to use and distribute data and information from our activities to assist in the pursuit of Blackstone's various other activities, including but not limited to, trading activities for the benefit of Blackstone or an Other Blackstone Account. For example, Blackstone's ability to trade in securities of an issuer relating to a specific industry may, subject to applicable law, be enhanced by information of a portfolio entity in the same or related industry. Such trading or other business activities is expected to provide a material benefit to Blackstone without compensation or other benefit to us or our stockholders.

Blackstone engages various advisors and operating partners who may co-invest alongside us, and there can be no assurance that such advisors and operating partners will continue to serve in such roles.

Blackstone, its affiliates and their personnel and related parties engage and retain strategic advisors, consultants, senior advisors, operating advisors, executive advisors, industry experts, investment banks, financial intermediaries, service providers, joint venture and other partners and professionals, and market participants, any of whom might be current or former executives or other personnel of the Adviser, its affiliates, portfolio entities or Other Blackstone Accounts (collectively, "Consultants"), to provide a variety of services. Similarly, we, Other Blackstone Accounts and portfolio entities retain and pay compensation to Consultants to provide services, or to undertake a new business line or a build-up strategy to originate, acquire and develop assets and businesses in a particular sector or involving a particular strategy, including as an investment in a "platform company." Any amounts paid by us or a portfolio entity to Consultants in connection with the above services, including performance-based compensation (e.g., promote), retainers, cash fees, profits, or equity interests in a portfolio entity, discretionary bonus awards, and expense reimbursements, will be treated as our expenses or expenses of the portfolio entity, as the case may be, and will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by the Adviser, be chargeable to the Adviser or deemed paid to or received by the Adviser, or offset or reduce any management fees to the Adviser. Amounts charged by Consultants will not necessarily be confirmed as being comparable to market rates for such services. In certain cases, Consultants will receive intangible and other benefits resulting from their activities on behalf of us, including, potentially, access to privileged information regarding our portfolio entities and possible future deal origination to the extent applicable with us or Other Blackstone Accounts. For example, in the same way that executives from portfolio entities of Other Blackstone Accounts could provide insight and/or deal origination for our benefit, the executives of our portfolio entities could benefit Consultants and/or Other Blackstone Accounts. Consultants can be expected to attend events and meetings sponsored by our portfolio entities and/or Other Blackstone Accounts or other limited partners. Also, Consultants may co-invest alongside us in investments, participate in long-term incentive plans of a portfolio entity, and invest directly in us or in vehicles controlled by us with reduced or waived management fees and performance allocation, including after the termination of their engagement by or other status with Blackstone, and such co-investment participation, which generally will result in us being allocated a smaller share of an investment may or may not be considered part of Blackstone's side-by-side co-investment rights, as determined by the Adviser in its sole discretion. Consultants' benefits described in this paragraph may continue after termination of status as a Consultant.

The time, dedication, nature of the relationship and scope of work of a Consultant varies considerably. In some cases, a Consultant advises our sponsor on transactions, provides the Adviser with industry-specific insights and feedback on investment themes, assists in transaction due diligence, and makes introductions to, and provides reference checks on, management teams. In other cases, Consultants take on more extensive roles, including serving as executives or directors on the boards of portfolio entities and contributing to the identification and origination of new investment opportunities. We may rely on these Consultants to recommend the Adviser and us as a preferred investment partner and carry out our investment program, but there is no assurance that any Consultant will continue to be involved with us for any length of time. We, Blackstone, and/or portfolio companies in certain circumstances can be expected to have formal or informal arrangements with Consultants that may or may not have termination options and may include compensation, no compensation, or deferred compensation until occurrence of a future event, such as commencement of a formal engagement. In certain cases, Consultants have certain attributes of Blackstone "employees" (e.g., they can be expected to make use of offices (and, potentially, have dedicated office space) at Blackstone, receive administrative support from Blackstone personnel, participate in general meetings and events for Blackstone personnel or work on Blackstone matters as their primary or sole business activity, have Blackstone-related e-mail addresses or business cards and participate in certain benefit arrangements (e.g., the side-by-side investment program) typically reserved for Blackstone employees), even though they are not Blackstone employees, affiliates or personnel for purposes of the Dealer Manager Agreement and the Advisory Agreement, and their salary and related expenses are paid by us or by portfolio entities without any reduction or offset to the Adviser's management fees. Some Consultants work only for us and/or portfolio entities, while other Consultants may have other clients, including Other Blackstone Accounts. In particular, in some cases, Consultants, including those with a "Senior Advisor," "Operating Advisor" or "Executive Advisor" title, have been and will be engaged with the responsibility to source, diligence and recommend transactions to the Adviser potentially on a full-time and/or exclusive basis and, notwithstanding any overlap with the responsibilities of the Adviser under the Advisory Agreement, the compensation to such Consultants may be borne fully by us (with no reduction or offset to the management fee paid to the Adviser) and not the Adviser. If such Senior Advisors generate investment opportunities on our behalf, such members may receive special additional fees or allocations comparable to those received by a third party in an arm's length transaction. Consultants could have conflicts of interest between their work for us and portfolio entities, on the one hand, and themselves or other clients, on the other hand, and the Adviser is limited in its ability to monitor and mitigate these conflicts. Additionally, Consultants could provide services on behalf of both us and Other Blackstone Accounts, and any work performed by

Consultants retained on our behalf could benefit such Other Blackstone Accounts (and alternatively, work performed by Consultants on behalf of Other Blackstone Accounts could benefit us), and the Adviser shall have no obligation to allocate any portion of the costs to be borne by us in respect of such Consultant's work on behalf of us to such Other Blackstone Accounts. In addition, we will in certain circumstances, enter into an arrangement from time to time with one or more individuals (who may be former personnel of Blackstone or current or former personnel of portfolio entities of ours or Other Blackstone Accounts, may have experience or capability in sourcing or managing investments, and may form a management team) to undertake a new business line or a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy, including as an investment in a "platform company". The services provided by such individuals or relevant portfolio entity, as the case may be, could include: origination or sourcing, due diligence, evaluation, negotiation, servicing, development, management (including turnaround) and disposition. The individuals or relevant portfolio entity could be compensated with a salary and equity incentive plan, including a portion of profits derived from us or a portfolio entity or asset of ours (which may take the form of a management fee and/or profits allocation (whether paid directly to such individuals or to an affiliate entity controlled by such individuals)), or other long term incentive plans. Compensation could also be based on assets under management, or an economic mechanism similar to a waterfall for performance-based compensation and/or other similar metrics, which will not be subject to management fee offset, subject to the terms of our governing documents. The professionals at such platform company, which in certain circumstances can be expected to include former employees of or current or former senior advisors or consultants to Blackstone, the Adviser, its affiliates and/or portfolio entities of Other Blackstone Accounts, can be expected to undertake analysis and evaluation of potential investment and acquisition opportunities for such platform company. Although the Adviser is generally responsible certain overhead expenses and investment analysis associated with sourcing and managing investments, as well as compensation costs of the Adviser's investment professionals, we would, in such circumstances, invest capital to fund some or all of the costs of such platform companies, including costs related to overhead (including rent, utilities, benefits, salary or retainers for the individuals and/or their affiliated entities) and the sourcing, diligence and analysis of investments, as well as the compensation for the individuals and entity undertaking the build-up strategy, subject to the terms of our governing documents. The activities performed by investment professionals at platform companies will in certain cases be similar to the investment management activities performed by the Adviser's investment professionals in respect of us. In such cases, we will both indirectly bear the compensation expenses for the platform companies' investment professionals and directly bear the management fees in respect of capital invested by us in such platform companies, subject to the terms of our governing documents. The Adviser could have an incentive to cause us to invest in platform companies in circumstances where such investments have the effect of reducing (or avoiding a need to increase) the number of investment professionals that the Adviser needs to employ in respect of us. Such expenses could be borne directly by us (or broken deal expenses, if applicable) or indirectly through expenditures by a portfolio entity, subject to the terms of our governing documents. None of the fees, costs or expenses described above will reduce or offset the management fee, subject to the terms of our governing documents.

In addition, the Adviser could engage third parties as Consultants (or another similar capacity) in order to advise it with respect to existing investments, specific investment opportunities, and economic and industry trends. Such Consultants could receive reimbursement of reasonable related expenses by portfolio entities or us and could have the opportunity to invest in a portion of the assets available to us for investment which could be taken by the Adviser and its affiliates. If such Consultants generate investment opportunities on our behalf, such Consultants from time to time are permitted to receive special additional fees or allocations comparable to those received by a third party in an arm's length transaction and such additional fees or allocations would be borne fully by us and/or portfolio entities (with no reduction or offset to management fees) and not the Adviser.

Blackstone has developed a strong network of relationships with investment owners, leading financial institutions, operating partners, senior business executives and government officials. These relationships provide market knowledge and form the backbone of its investment-sourcing network. Blackstone has, and expects to continue to have, a significant volume of deal flow. Primary sources of Blackstone transactions include:
- Relationships of individual Blackstone Senior Managing Directors and professionals;
- Major corporations, investment owners and operators with which Blackstone has worked in the past and that wish to divest assets or partner with Blackstone;
- Investment/commercial banks;
- Brokers/dealers; and
- Borrowers.

We may source, sell and/or purchase assets either to or from the Adviser and its affiliates or issued by affiliates of the Adviser, and such transactions may cause conflicts of interest.

We have in the past purchased assets from affiliates of the Adviser and in the future may directly or indirectly source, sell and/or purchase all or any portion of an asset (or portfolio of assets/investments) to or from the Adviser and its affiliates or their respective related parties, including parties which such affiliates or related parties, or Other Blackstone Accounts, own or have invested in. Such transactions will be subject to the approval of a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction. We may also source, sell to and/or purchase from third parties interests in or assets issued by affiliates of the Adviser or their respective related parties and such transactions would not require approval by our independent directors or an offset of any fees we otherwise owe to the Adviser or its affiliates. The transactions referred to in this paragraph involve conflicts of interest, as our sponsor and its affiliates may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction.

Certain Other Blackstone Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns.

Blackstone invests its own capital and third-party capital on behalf of Other Blackstone Accounts in a wide variety of investment opportunities on a global basis. Not every opportunity suitable for us will be allocated to us in whole or in part. First, certain exceptions exist that allow specified types of investment opportunities that fall within our investment objectives or strategy to be allocated in whole or in part to Blackstone itself or Other Blackstone Accounts, such as strategic investments made by Blackstone itself (whether in financial institutions or otherwise) and investments by Other Blackstone Accounts that have investment objectives or guidelines similar to or overlapping, in whole or in part, with ours, to some extent, or pursue similar returns as us but have a different investment strategy or objective. Therefore, there have been and may be circumstances where investments that are consistent with our investment objectives are required or permitted to be offered to, shared with or made by one or more Other Blackstone Accounts (and so, offered to, shared with or made thereby). For example, investments in data center assets and other real estate assets that may have infrastructure-like characteristics are expected from time to time to be shared by us with one or more Other Blackstone Accounts. Further, with respect to any investment opportunities falling within our investment objectives or strategy involving interests in portfolio companies of other funds (including Other Blackstone Accounts) that are the subject of a fund restructuring or similar transaction, investors in such funds can be expected to have priority rights to roll over their existing interests or otherwise reinvest in such portfolio companies (e.g., through a newly formed "continuation fund") in connection therewith, such that we are not allocated all or any part of any such investment opportunity. It is expected that some activities of Blackstone, Other Blackstone Accounts and portfolio entities will compete with us for one or more investment opportunities that are consistent with our investment objectives, and as a result such investment opportunities may only be available on a limited basis, or not at all, to us. The Adviser may have conflicting loyalties in determining whether an investment opportunity should be allocated to us or an Other Blackstone Account and these conflicts will not necessarily be resolved in our favor. Our sponsor has adopted guidelines and policies, which it can be expected to update from time to time, regarding allocation of investment opportunities.

With respect to Other Blackstone Accounts with investment objectives or guidelines that overlap with ours, in whole or in part, but that do not have priority over us (including the Private Core+ Accounts), the Adviser generally determines the relative allocation of investment opportunities (including follow-on investments) between or among such vehicles on fair and reasonable basis in good faith according to the guidelines and factors determined by it. However, the application of those guidelines and factors has, in limited circumstances, resulted and can be expected to result in us not participating, or not participating to the same extent, in investment opportunities (including follow-on investments) in which it would have otherwise participated, or participated to such greater extent had the related allocations been determined without regard to such guidelines. The Adviser could also determine not to pursue opportunities inside our mandate or, alternatively, could later determine an opportunity is appropriate for us after initially reviewing such opportunity for or on behalf of an Other Blackstone Account.

Among the factors that the Adviser (and the particular investment professionals overseeing allocations with respect to us and such Other Blackstone Accounts) considers in making investment allocations among us and Other Blackstone Accounts are the following: (i) any applicable investment objectives, parameters, limitations and other contractual provisions relating to us and such Other Blackstone Accounts, (ii) available capital of us and such Other Blackstone Accounts, as determined by the Adviser in good faith (which may take into account relative portfolio composition, anticipated co-investment and other considerations in addition to buying power), (iii) legal, tax, accounting, regulatory and other considerations, (iv) primary and permitted investment strategies and objectives of ours and the Other Blackstone Accounts, including, without limitation, with respect to Other Blackstone Accounts that expect to invest in or alongside other funds or across asset classes based on expected return, (v) sourcing of the investment (including by a particular Blackstone business unit), (vi) the sector and geography/location of the investment (including adjacency to existing assets of us and the Other Blackstone Accounts), (vii) the specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment, (viii) expected investment return, (ix) risk profile of the investment, (x) expected leverage on the investment, (xi) expected cash characteristics (such as cash-on-cash yield, expected distribution rates, anticipated cash flows, expected stability or volatility of cash flows and other features of the applicable investment opportunity and its impact on portfolio concentration and diversification), (xii) capital expenditure required as part of the investment, (xiii) portfolio diversification/construction concerns (including, but not limited to, (A) allocations necessary for us or Other Blackstone Accounts to maintain a particular concentration in a certain type of investment (e.g., if an Other Blackstone Account follows a liquid strategy pursuant to which it sells a type of investment more or less frequently than us and we or such Other Blackstone Account needs a non pro rata additional allocation to maintain a particular concentration in that type of investment) and (B) whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question), (xiv) relation to existing investments in a fund, if applicable (e.g., "follow on" to existing investment, joint venture or other partner to existing investment, or same security as existing investment), (xv) maintaining structuring and financing flexibility for shared investments (which can result in sharing an investment opportunity equally to the extent each party has sufficient available capital to do so), (xvi) avoiding allocation that could result in de minimis or odd lot investments, or allocating to a single vehicle when investments are smaller in size, (xvii) timing expected to be necessary to execute an investment, (xviii) how governance will be shared between us and such Other Blackstone Account(s), and (xix) legal, tax, accounting, regulatory and other considerations deemed relevant by the Adviser and its affiliates (including, without limitation, maintaining our qualification as a REIT and our status as a non-investment company exempt from the Investment Company Act) in good faith.

Currently, Private Core+ Accounts invest in "Core+" real estate and real estate-related assets in the United States and Canada (which are generally substantially stabilized assets generating relatively stable cash flow), with a focus on office, multifamily, industrial, retail and life sciences assets in major cities and markets across the United States and Canada. To the extent an investment is determined by Blackstone to satisfy the investment objectives of us and the Private Core+ Accounts, such investment will be generally allocated in accordance with Blackstone's prevailing policies and procedures described above. Certain Other Blackstone Accounts also invest in real estate debt with investment objectives or guidelines that overlap with ours but do not have priority over us. To the extent an investment is determined by Blackstone to satisfy the investment objectives of us and such Other Blackstone Accounts, such investment will be allocated in accordance with Blackstone's prevailing policies and procedures described above.

Furthermore, the Select Opportunistic Blackstone Accounts invest in "opportunistic" real estate and real estate-related assets globally (which often are undermanaged assets and with higher potential for equity appreciation) and have priority over us with respect to such investment opportunities and select investments (e.g., certain private real estate loans, stabilized data center investments and European and infrastructure investments) will be first offered to certain Other Blackstone Accounts (which we generally expect to have investment strategies distinct from ours but can overlap to some extent). Other Blackstone Accounts having priority over us will result in fewer investment opportunities being made available to us.

The Adviser and its affiliates calculate available capital, weigh the factors described above (which will not be weighted equally) and make other investment allocation decisions in accordance with their prevailing policies and procedures in their sole discretion, taking into account a variety of considerations, which may include, without limitation, net asset value, any actual or anticipated allocations, expected future fundraising and uses of capital, expected investor and other third-party co-investment allocation (i.e., when additional capital is raised alongside a private fund for a single investment) of Other Blackstone Accounts, applicable investment guidelines, excuse rights and investor preferences, any or all reserves, vehicle sizes and stage of investment operations (e.g., early in a vehicle's investment operations, the vehicle may receive larger allocations than it otherwise would in connection with launching and ramping up), targeted amounts of securities as determined by the Adviser and its affiliates, geographic limitations and actual or anticipated capital needs or other factors determined by the Adviser and its affiliates. Preliminary investment allocation decisions will generally be made on or prior to the time we and such Other Blackstone Accounts commit to make the investment (which in many cases is when the purchase agreement (or equivalent) in respect of such investment opportunity is signed), and are expected to be updated from time to time prior to the time of consummation of the investment (including after deposits are made thereon) due to changes in the factors that Blackstone considers in making investment allocations among us and Other Blackstone Accounts, including, for example, due to changes in available capital (including as a result of investor subscriptions or withdrawals, deployment of capital for other investments or a reassessment of reserves), changes in portfolio composition or changes in actual or expected investor or third-party co-investment allocation, in each case between the time of committing to make the investment and the actual funding of the investment. Such adjustments in investment allocations could be material, could result in a reduced or increased allocation being made available to us and there can be no assurance that we will not be adversely affected thereby. The manner in which our available capital is determined may differ from, or subsequently change with respect to, Other Blackstone Accounts. The amounts and forms of leverage utilized for investments will also be determined by the Adviser and its affiliates in their sole discretion. Any differences or adjustments with respect to the manner in which available capital is determined with respect to us or Other Blackstone Accounts may adversely impact our allocation of particular investment opportunities. There is no assurance that any conflicts arising out of the foregoing will be resolved in our favor. Blackstone is entitled to amend its policies and procedures at any time without prior notice or our consent.

The amount of performance-based compensation charged and/or management fees paid by us may be less than or exceed the amount of performance-based compensation charged and/or management fees paid by Other Blackstone Accounts. Such variation may create an incentive for our sponsor to allocate a greater percentage of an investment opportunity to us or such Other Blackstone Accounts, as the case may be.

The Adviser is affiliated with the DST Dealer Manager and the DST Manager. These relationships create conflicts of interest with respect to decisions regarding whether to place properties into the DST Program. The Adviser, DST Dealer Manager and the DST Manager will receive fees and expense reimbursements in connection with their roles in the DST Program (certain of which costs are expected to be substantially paid by the private investors in the DST program).

We may coinvest with Regulated Funds and are subject to certain limitations therein.

Blackstone has received an exemptive order (the "Exemptive Order") that permits Other Blackstone Accounts that are closed-end management investment companies that have elected to be regulated as business development companies or are registered under the Investment Company Act and who intend to rely on the Exemptive Order ("Regulated Fund") to, among other things, co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions.

For so long as any privately negotiated investment opportunity falls within certain established investment criteria of one or more Regulated Funds. such investment opportunity shall also be offered to such Regulated Funds. In the event that the aggregate targeted investment sizes of us, such Other Blackstone Accounts and such Regulated Funds that are allocated an investment opportunity exceed the amount of such investment opportunity, allocation of such investment opportunity to us, such Other Blackstone Account and Regulated Funds will be reduced proportionately based on our and their respective "available capital" as defined in the Exemptive Order, which could result in allocation to us in an amount less than what it would otherwise have been if such Other Blackstone Accounts and Regulated Funds did not participate in such investment opportunity. The Exemptive Order also restricts the ability of us (or any such Other Blackstone Account) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms, as described in the Exemptive Order. As a result, we risk being unable to make investments in different parts of the capital structure of the same issuer in which a Regulated Fund has invested or seeks to invest, and Regulated Funds risk being unable to make investments in different parts of the capital structure of the same issuer in which we have invested or seek to invest. We may be unable to participate in or effect certain transactions, or take certain actions in respect of certain investments, on account of applicable restrictions under the Investment Company Act, related guidance from the SEC and/or the Exemptive Order. For example, we could be restricted from participating in certain transactions or taking certain actions in respect of issuers in which certain funds managed and controlled by us, our affiliates and/or a Regulated Fund has also invested, which may include but is not limited to declining to vote, participating in a potential co-investment opportunity (as such participation may not comply with the conditions of the co-investment exemptive order), exercising rights with respect to any such investment, and/or declining to participate in follow-on investments. We may also be required to sell an investment to avoid potential violations of the Investment Company Act and/or related rules thereunder or for other reasons. In such cases, our interests in an investment could be adversely affected, including by resulting in the dilution of or decrease in the value of our investment, or otherwise by resulting in us being put in a disadvantageous position with respect to the investment as compared to Other Blackstone Accounts, including Regulated Funds. Whether we participate or decline to participate in any such action or transaction will be made by the Adviser in its sole discretion and will take into account the Adviser's fiduciary duties and applicable law, including the Investment Company Act, the rules thereunder and/or the Exemptive Order. There is no assurance that any such determination will be resolved in favor of our interests.

Under certain circumstances, our Adviser can be expected not to pursue some or all of an investment opportunity within our investment objectives and guidelines, including without limitation, as a result of our prior investments, business or other reasons applicable to us, Other Blackstone Accounts, Blackstone or its affiliates.

Under certain circumstances, our Adviser can be expected not to pursue some or all of an investment opportunity (including, for the avoidance of doubt, a follow-on opportunity) within our investment objectives and guidelines, including without limitation, as a result of business, reputational or other reasons applicable to us, Other Blackstone Accounts, their respective portfolio entities, Blackstone or its affiliates. In addition, the Adviser and its affiliates, will in certain circumstance, determine that we should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because (i) we have insufficient available capital to pursue the investment opportunity (as determined by the Adviser in its good faith discretion taking into account not only capital that is actually available but considerations such as portfolio composition, anticipated co-investment and other factors), (ii) we have already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by the Adviser and its affiliates in their good faith discretion, or (iii) the investment opportunity is not appropriate for us for other reasons as determined by the Adviser and its affiliates in their good faith reasonable sole discretion (which may include, but is not limited to, an Other Blackstone Account having an existing interest in a portfolio entity, or an Other Blackstone Account considering or pursuing acquiring such an interest). In any such case Blackstone can be expected to, thereafter, offer such opportunity, in whole or in part, to other parties, including Other Blackstone Accounts, portfolio entities, joint venture partners of us or Other Blackstone Accounts, related parties or third parties. Such Other Blackstone Accounts will from time to time (i) make or receive priority allocations of certain investments that are appropriate for us and (ii) participate in investments alongside us, provided, that any such allocation may be subsequently adjusted at Blackstone's discretion. For the avoidance of doubt, the foregoing considerations shall also apply to follow-on opportunities and/or refinancings involving the same or similar collateral and/or investment terms, which will result from time to time in Other Blackstone Accounts participating in an investment opportunity in a portfolio entity in which we have a pre-existing investment, and us participating in such opportunity to a lesser extent than would otherwise be the case, or not at all, and our position therein being diluted. Any such Other Blackstone Accounts may be advised by a different Blackstone business group with a different investment committee, which could determine an investment opportunity to be more attractive than the Adviser believes to be the case. In any event, there can be no assurance that the Adviser's assessment will prove correct or that the performance of any investments actually pursued by us will be comparable to any investment opportunities that are not pursued by us. Blackstone, including its personnel, will, in certain circumstances, receive compensation from any such party that makes the investment, including an allocation of incentive allocation or referral fees or revenue share, and any such compensation could be greater than amounts paid by us to the Adviser. In some cases Blackstone earns greater fees when Other Blackstone Accounts participate alongside or instead of us in an investment.

Regulated Funds may be subject to a new exemptive order (or new provisions of the existing Exemptive Order), which includes restrictions, limitations and requirements affecting investment allocations that differ from or extend beyond those described in any existing or former Exemptive Order and could result in increased costs to us, Other Blackstone Accounts and any Regulated Funds. To the extent such future exemptive orders afford Blackstone greater discretion in allocating transactions among us, any Other Blackstone Accounts and any Regulated Fund, Blackstone will retain sole discretion in making such determinations in accordance with such exemptive orders, notwithstanding any associated conflicts. Additionally, the other terms and conditions of any such new or revised exemptive orders may be more or less restrictive than the existing Exemptive Order.

When the Adviser and its affiliates determine not to pursue some or all of an investment opportunity for us that would otherwise be within our investment objectives and strategies, and Blackstone provides or offers the opportunity to Other Blackstone Accounts, (or other parties, including portfolio entities or limited partners of Other Blackstone Accounts, joint venture partners, related parties or other third parties), Blackstone(including its personnel), could receive compensation from the Other Blackstone Accounts and/or other parties, whether or not in respect of a particular investment, including an allocation of incentive allocation referral fees or revenue share, and any such compensation could be greater than amounts paid by us to the Adviser. As a result, there could be an incentive for the Adviser (including its personnel who receive such compensation) to allocate investment opportunities away from us to or source investment opportunities for Other Blackstone Accounts or other parties, which could result in fewer opportunities (or reduced allocations) being made available to us. In addition, in some cases Blackstone can be expected to earn greater fees when Other Blackstone Accounts participate alongside or instead of us in an investment.

The Adviser and its affiliates make good faith determinations for allocation decisions based on expectations that will, in certain circumstances, prove inaccurate and such determinations require it to make subjective judgements regarding application of the guidelines and arrangements described herein. Information unavailable to the Adviser, or circumstances not foreseen by the Adviser at the time of allocation, may cause an investment opportunity to yield a different return than expected. For example, an investment opportunity that the Adviser and its affiliates determine to be consistent with the return objective of Other Blackstone Accounts rather than us may not match the expectations and underwriting of the Adviser and its affiliates and generate an actual return that would have been appropriate for us. Conversely, an investment that the Adviser and its affiliates expect to be consistent with our return objectives will, in certain circumstances, fail to achieve them. Furthermore, in certain circumstances where we are participating alongside one or more Other Blackstone Accounts in an investment opportunity, the Adviser is expected to be required to make preliminary investment allocation decisions at the time of the signing of the related purchase agreement (or equivalent) and/or funding of the deposit in respect thereof. Subject to our governing documents, the Adviser could change the applicable investment allocations as between us and such Other Blackstone Accounts between the funding of such deposit or signing of such agreement, on the one hand, and the closing of such investment opportunity, on the other hand, based on a number of factors, including (i) available capital (taking into account changes in capital commitment subscriptions, redemptions, transfers, deployment of capital, reserves for future investments among other factors), (ii) changes in concentration limits in respect of sector, industry, geographic region or markets in question or (iii) other reasons, in each case as determined by the Adviser in its good faith reasonable sole discretion, in which our and such Other Blackstone Accounts' respective obligations in respect of any applicable deposit and transaction costs and expenses (including broken deal fees and expenses) are expected to change correspondingly and we and the Other Blackstone Accounts are expected to reimburse each other for any over- or under-funding in respect thereof.

In addition and subject to our governing documents, the Adviser could determine at any point prior to the closing of an investment opportunity that any such investment opportunity that was initially allocated to us based on information available to us at the time the allocation decision is made should subsequently be reallocated in whole or in part to one or more Other Blackstone Accounts (and vice versa) based on subsequent information received by the Adviser in respect of such investment opportunity (e.g., an investment opportunity that the Adviser initially determines to be consistent with our return objectives could subsequently be determined to be consistent with the return objectives of an opportunistic "control-oriented" fund). In such circumstances, the Adviser could determine to reallocate all or any portion of any such investment opportunity from us to such Other Blackstone Account (or vice versa) (such fund, (including us) from which an investment opportunity is being reallocated, a "Reallocating Account"), including in circumstances where such Reallocating Account has entered into an exclusivity arrangement or other binding agreement with one or more third parties (any such reallocated investment opportunity, a "Reallocated Investment"). In such cases, if the non-Reallocating Account agrees to pursue the investment, then it will reimburse the Reallocating Account for any deferred acquisition costs (including non-refundable or refundable deposits, breakage fees, due diligence costs and other fees and expenses) as allocated to it by Blackstone, as Blackstone deems appropriate, in its sole discretion, incurred by the Reallocating Account relating to such Reallocated Investment, which may be so reallocated prior to closing and if the non-Reallocating Account chooses not to make the Reallocated Investment, then any such deferred acquisition costs incurred by the Reallocating Account will be borne by such Reallocating Account, provided that the non-Reallocating Fund will be responsible for any additional due diligence or acquisition costs incurred in the process of evaluating the investment for its own account. To the extent a non-Reallocating Account causes additional due diligence costs to be incurred for a Reallocating Investment it ultimately declines to pursue, such non-Reallocating Account(s) will reimburse such incurred costs, as deemed appropriate by Blackstone in its sole discretion. There is no assurance that any conflicts arising out of the foregoing will be resolved in our favor. Blackstone is entitled to amend its policies and procedures at any time without prior notice or our consent.

Our board of directors has adopted a resolution that renounces our interest or expectancy with respect to business opportunities and competitive activities.

Our board of directors has adopted a resolution that renounces our interest or expectancy in, or in being offered an opportunity to participate in, business opportunities, and provides that none of Blackstone or its affiliates, our directors or any person our directors control must refrain from competing with us or present to us such business opportunities. Under this resolution Blackstone and its affiliates and our directors or any person our directors control would not be obligated to present to us opportunities unless those opportunities are expressly offered to such person in his or her capacity as a director or officer and intended exclusively for us or any of our subsidiaries, and those persons will be able to engage in competing activities without any restriction imposed as a result of Blackstone's or its affiliates' status as a stockholder or Blackstone's affiliates' status as our officers or directors.

We co-invest with Blackstone affiliates and such investments are at times in different parts of the capital structure of an issuer and may otherwise involve conflicts of interest. When we hold investments in which Other Blackstone Accounts have a different principal investment, conflicts of interest arise between us and Other Blackstone Accounts, and the Adviser may take actions that are adverse to us.

We co-invest with Other Blackstone Accounts in investments that are suitable for both us and such Other Blackstone Accounts. We may hold an interest in a portfolio entity or other investment that is different (including with respect to relative seniority) than the interests held by Other Blackstone Accounts (and in certain circumstances, the Adviser will be unaware of an Other Blackstone Account's participation or the size of the Other Blackstone Account's investments, as a result of information walls or otherwise). Generally, there are no limitations with respect to such investments (including with respect to terms, price, quantity, frequency, percentage interest therein or otherwise), subject to our governing documents. In these situations, conflicts of interest will arise as Blackstone will receive fees and other benefits, directly or indirectly, from, or otherwise have interests in, both parties to the transaction, including different financial incentives Blackstone may have with respect to the parties to the transaction. In order to mitigate any such conflicts of interest, in certain circumstances we will likely recuse ourselves from participating in any decisions relating or with respect to such investment by us or the applicable investments by the Other Blackstone Accounts, or by establishing groups separated by information barriers (which can be expected to be temporary and limited purpose in nature) within Blackstone to act on behalf of each of the clients. Despite these, and any of the other actions described below that the Adviser may take to mitigate the conflict, Blackstone will, in certain circumstances, be required to take action when it will have conflicting loyalties between its duties to us and such Other Blackstone Accounts, or Blackstone, which will, in certain circumstances, adversely impact us. In that regard, actions may be taken for the Other Blackstone Accounts that are adverse to us (and vice versa). If the Other Blackstone Account maintains voting rights with respect to the securities it holds, or if we do not recuse ourselves, Blackstone may be required to take action where it will have conflicting loyalties between its duties to us and such Other Blackstone Account, which may adversely impact us. If we recuse ourselves from decision-making, we will generally rely upon a third party to make the decisions, and the third party could have conflicts or otherwise make decisions that Blackstone would not have made. These transactions also involve conflicts of interest, as Blackstone will receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Blackstone may have with respect to the parties to the transaction. The stockholders will in no way receive any benefit from fees paid to the Adviser or its affiliates from a portfolio entity in which any Other Blackstone Account or Blackstone also has an interest (including, for greater certainty, any fees the Adviser or its affiliates received as a result of the provision of services by such affiliates). In addition, under certain circumstances, we may be prohibited (or refrain) from decision-making or exercising other rights it would otherwise have with respect to a portfolio entity, as a result of our affiliation or other relationship with Other Blackstone Accounts or Blackstone that own different interests in such portfolio entity. While the Adviser will seek, where applicable, to have a third party exercise rights on behalf of us for purposes of exercising voting rights and/or managing any conflicts of interest related to such investments (which may include third-party co-investors or independent representatives), in certain instances such investments may be made without any such third-party participation (for example, because we own or acquire the entirety of the relevant instrument or tranche) or with minority third-party participation, and in such circumstances the absence or size of any such third party could adversely affect us or our interest in the portfolio entity (or the applicable Other Blackstone Account(s)) or its ability to effectively mitigate such conflicts of interest.

There can be no assurance that any conflict will be resolved in our favor. Conflicts can also be expected to arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that the return on our investment will be equivalent to or better than the returns obtained by the other Blackstone affiliates participating in the transaction. In addition, it is anticipated that in a bankruptcy proceeding our interest will likely be subordinated or otherwise adversely affected by virtue of such Other Blackstone Accounts' involvement and actions relating to such investment. For example, in circumstances where we hold a junior mezzanine interest in an issuer, holders of more senior classes of debt issued by such entity (which may include Other Blackstone Accounts) may take actions for their benefit (particularly in circumstances where such issuer faces financial difficulty or distress) that further subordinate or adversely impact the value of our investment in such issuer.

In connection with negotiating loans, bank or securitization financings in respect of our real estate-related transactions, Blackstone will generally obtain the right to participate on its own behalf (or on behalf of vehicles it manages) in a portion of the financings with respect to such Blackstone-sponsored transactions (including transactions where the underlying collateral includes property owned by Other Blackstone Accounts) upon an agreed upon set of terms. We do not believe that this arrangement has an effect on the overall terms and conditions negotiated with the arrangers of such senior loans other than as described in the preceding sentence. If we make or have an investment in a property in which an Other Blackstone Account has a mezzanine or other debt investment, or vice versa, Blackstone may have conflicting loyalties between its duties to us and to other Blackstone affiliates. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Because of the affiliation with Blackstone, the Adviser may have a greater incentive to invest in Blackstone-sponsored financings (as compared to real estate-related financings sponsored by other real estate firms or financial sponsors), subject to our governing documents. In certain circumstances, we may be required to commit funds necessary for an investment prior to the time that all anticipated debt (senior and/or mezzanine) financing has been secured. In such circumstance, Other Blackstone Accounts and/or Blackstone itself (using, in whole or in part, its own balance sheet capital), may provide bridge or other short-term financing and/or commitments, which at the time of establishment are intended to be replaced and/or syndicated with longer-term financing. In any such circumstance, the Other Blackstone Accounts and/or Blackstone itself may receive compensation for providing such financing and/or commitment (including origination, ticking or commitment fees), which fees will not be shared with and/or otherwise result in an offset of the management fee paid to the Adviser. The conflicts applicable to Other Blackstone Accounts who invest in different securities of issuers will apply equally to Blackstone itself in such situations.

To the extent that we make or have an investment in, or through the purchase of debt obligations become a lender to, a company in which an Other Blackstone Account has a debt or equity investment (including through investments in CMBS where the underlying properties are owned by Other Blackstone Accounts), or if an Other Blackstone Account participates in a separate tranche of a financing with respect to a portfolio entity, Blackstone will generally have conflicting loyalties between its duties to us and to Other Blackstone Accounts. In that regard, actions may be taken for the Other Blackstone Accounts that are adverse to us (and vice versa). Moreover, we will generally "follow the vote" of other similarly situated third-party creditors (if any) in voting and governance matters where conflicts of interest exist and will have a limited ability to separately protect our investment and will be dependent upon such third parties' actions (which may not be as capable as the Adviser and may have other conflicts arising from their other relationships, both with Blackstone and other third parties that could impact their decisions). In addition, conflicts can also be expected to arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof.

We may seek to participate in investments relating to (i) the refinancing or modifications of loan investments or portfolios held or proposed to be acquired by certain Other Blackstone Accounts, and Other Blackstone Accounts may refinance a loan currently held by us and/or (ii) portfolio entities of one or more Other Blackstone Accounts, including primary or secondary issuances of loans or other interests by such portfolio entities. Subject to our governing documents, Blackstone or the Adviser may propose such a refinancing transaction to a borrower, including in respect of a loan currently held by us, whereby an Other Blackstone Account will provide the refinancing and we will exit the transaction. We may also make investments in, or collateralized by, assets in which Other Blackstone Accounts subsequently acquire an interest, in which case our investment may be paid off or otherwise extinguished. Although such transactions may result in us indirectly providing proceeds to an Other Blackstone Account (or *vice versa*), such transactions generally will require the consent of our board of directors and a majority of the affiliate transaction committee. In connection with any of the foregoing transactions, we may be required to pay pre-payment penalties to Other Blackstone Accounts or their portfolio entities (or *vice versa*). Such transactions will give rise to potential or actual conflicts of interest, in addition to the risks inherent to such transactions generally. There can be no assurance that any such conflict of interest will be resolved in a manner favorable to us. For example, if we refinance a loan held by an Other Blackstone Account (or *vice versa*) and thereafter the asset yields a different return than expected, the refinancing party (and/or the original party to the loan) may ultimately benefit from (or be harmed by) the refinancing. Additionally, in the event an Other Blackstone Account has committed to refinance a loan held by us but ultimately fails to consummate the transaction, it may be difficult for us to find another party to refinance the loan and we may need to hold the loan for a longer period than originally contemplated. While it is expected that our participation in connection with any such transactions will generally be negotiated by third parties, such transactions will give rise to potential or actual conflicts of interest.

We may invest in joint ventures with Other Blackstone Accounts or divide a pool of investments among us and Other Blackstone Accounts.

To the extent we acquire properties through joint ventures with Other Blackstone Accounts, such investments will be allocated as described above, and we may be allocated interests in such joint ventures that are smaller than the interests of the Other Blackstone Accounts. Generally, we expect the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture, but this may not always be the case. We may participate in follow-on investments in joint ventures with Other Blackstone Accounts in which the Other Blackstone Accounts may invest less than their pro rata share or may not participate at all or vice versa. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Blackstone Accounts. Such joint venture investments will involve risks and conflicts of interests. See "—Risks Related to Investments in Real Estate—We may make a substantial amount of joint venture investments, including with Blackstone affiliates.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners."

Blackstone will, in certain circumstances, have an opportunity to acquire a property, portfolio or pool of assets, securities and instruments that it determines should be divided and allocated among us and Other Blackstone Accounts. Such allocations generally would be based on Blackstone's assessment of the expected returns and risk profile of each of the assets. For example, some of the assets in a pool may have a lower return profile, while others may have an opportunistic return profile not appropriate for us. Also, a pool may contain both debt and equity instruments that Blackstone determines should be allocated to different funds. In certain circumstances, Blackstone may determine that for legal, tax, regulatory, accounting, administrative or other reasons such portfolio or pool should be held through a single holding entity even though such portfolio or pool is divided and allocated among us and such Other Blackstone Accounts. In such circumstances, it is expected that the economic rights, liabilities and obligations in respect of the portion of such portfolio or pool that is allocated to us would be specifically attributed to us through tracking interests in such holding entity or back-to-back or other similar contribution or reimbursement agreements or other similar arrangements entered into with such Other Blackstone Accounts, and that we would be deemed for purposes of our organizational documents to hold its portion of the portfolio or pool separately from, and not jointly with, such Other Blackstone Accounts (and vice versa in respect of the portion of such portfolio or pool allocated to such Other Blackstone Accounts). Similarly, there will likely be circumstances in which we and Other Blackstone Accounts will sell assets in a single transaction or related transactions to a buyer. In that regard, the contractual purchase price paid to a seller or received from a buyer would be allocated among the multiple assets, securities and instruments in the pool, and therefore among us and Other Blackstone Accounts acquiring or selling any of the assets, securities and instruments, in accordance with the allocation of value in respect of the transaction (e.g., accounting, tax or different manner), although Blackstone could, in certain circumstances, allocate value to us and such Other Blackstone Accounts on a different basis.

For example, a counterparty could utilize an allocation of value in the purchase or sale contract, though Blackstone could determine such allocation of value is not appropriate and should not be relied upon. Blackstone will generally rely upon internal analysis consistent with its valuation policies and procedures to determine the ultimate allocation of value, though it could also obtain third-party valuation reports. Regardless of the methodology for allocating value, Blackstone will have conflicting duties to us and Other Blackstone Accounts when they buy or sell assets together in a portfolio, including as a result of different financial incentives Blackstone has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that our investment will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Blackstone Accounts. In certain cases, we could purchase the entire portfolio or pool from a third-party seller and promptly thereafter sell the portion of the portfolio or pool allocated to an Other Blackstone Account to that Other Blackstone Account pursuant to an agreement entered into between us and such Other Blackstone Account prior to closing of the transaction (or vice versa). These conflicts related to the allocation of portfolios will not necessarily be resolved in our favor, and stockholders will not be entitled to receive notice or disclosure of the occurrence of these conflicts.

We may participate in simultaneous transactions with Other Blackstone Accounts.

There may be instances where Blackstone negotiates transactions with counterparties that involve us, an Other Blackstone Account and/or Blackstone in different capacities. For example, we may sell or purchase an interest in a portfolio company to or from a counterparty (such as another sponsor's fund), while the same counterparty acquires or sells an interest in a portfolio company of an Other Blackstone Account or Blackstone. While these transactions may be separate or non-contingent, due to the simultaneous or closely related timing of these transactions, there may be actual or perceived conflicts of interest in connection with such transactions due to Blackstone's duties to us on one hand, and such Other Blackstone Account or Blackstone participating in the related transaction on the other, for example with respect to ensuring each transaction is separately in the best interests of the applicable Other Blackstone Account and us and that the valuations are fair and reasonable to each respective fund, among other things. To mitigate such conflicts, Blackstone could, for example, negotiate each such transaction independently and ensure there is not a cross-conditioned closing of the two transactions, to ensure that the terms of each such transaction stand on their own.

We may invest in companies or other entities in which Other Blackstone Accounts make an investment in a different part of the capital structure.

We can be expected to invest in companies or other entities in which Other Blackstone Accounts make an investment in a different part of the capital structure (and vice versa). The Adviser requests in the ordinary course proposals from lenders and other sources to provide financing to us and our portfolio entities. The Adviser takes into account various facts and circumstances it deems relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with Blackstone in particular, the size of the potential lender's loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of Blackstone and its funds, and such other factors that Blackstone deems relevant under the circumstances. The cost of debt alone is not determinative.

Debt financing to us and our portfolio entities is expected to be provided, from time to time, by third parties, Other Blackstone Accounts and investors therein, their portfolio entities and other parties with material relationships with Blackstone, such as shareholders of and lenders to Blackstone and lenders to Other Blackstone Accounts and their portfolio entities, as well as by Blackstone itself. Blackstone could have incentives to cause us and our portfolio entities to accept less favorable financing terms from Other Blackstone Accounts, their portfolio entities and investors, Blackstone and other parties with material relationships with Blackstone than it would from a third party. The same concerns apply when any of these other parties invest in a more senior position in the capital structure of a portfolio entity than us, even if the form of the transaction is not a financing. Although less common, we or a portfolio entity could also occupy a more senior position in the capital structure than Other Blackstone Account, their portfolio entities and other parties with material relationships with Blackstone, in which case Blackstone could have an incentive to cause us or portfolio entity to offer more favorable financing terms to such parties. In the case of a related party financing between us or our portfolio entities, on the one hand, and Blackstone, Other Blackstone Accounts or their portfolio entities, on the other hand, the Adviser could, but is not obligated to, rely on a third-party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Adviser could instead rely on its own internal analysis, which the Adviser believes is often superior to third-party analysis given Blackstone's scale in the market. If, however, any of Blackstone, us, an Other Blackstone Account or any of their portfolio entities delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Blackstone related vehicle impacts the market terms and Blackstone may have influence on such third parties. For example, in the case of a loan extended to us or a portfolio entity by a financing syndicate in which an Other Blackstone Account has agreed to participate on terms negotiated by a third-party participant in the syndicate, it may have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Blackstone Account had not participated; it is also possible that the frequent participation of Other Blackstone Accounts in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to us. The Adviser does not believe either of these effects is significant, but no assurance can be given to stockholders that these effects will not be significant in any circumstance. Notwithstanding the foregoing, the Adviser may be required to seek approval from our board of directors as set forth in our governing documents.

Blackstone could cause actions adverse to us to be taken for the benefit of Other Blackstone Accounts that have made an investment more senior in the capital structure of a portfolio entity than us (e.g., provide financing to a portfolio entity, the equity of which is owned by us) and, vice versa, actions will, in certain circumstances, be taken for the benefit of us and our portfolio entities that are adverse to Other Blackstone Accounts. Blackstone could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non-economic rights, by us or relevant Other Blackstone Account (or their respective portfolio entities, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing us or relevant Other Blackstone Account (or their respective portfolio entities, as the case may be) to hold only a non-controlling interest in any such portfolio entity, (iii) retaining a third-party loan servicer, administrative agent or other agent to make decisions on behalf of us or relevant Other Blackstone Account (or their respective portfolio entities, as the case may be), or (iv) creating groups of personnel within Blackstone separated by information barriers (which can be expected to be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Blackstone Account holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by us or our portfolio entities, Blackstone may decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Blackstone Account. In these cases, Blackstone would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver, termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants.

In connection with negotiating loans and bank financings in respect of Blackstone-sponsored transactions, Blackstone will generally obtain the right to participate (for its own account or an Other Blackstone Account) in a portion of the financings with respect to such Blackstone-sponsored transactions (including transactions where the underlying collateral includes property owned by Other Blackstone Accounts) upon an agreed upon set of terms or on the same terms negotiated by third parties with Blackstone or other terms the Adviser determines to be consistent with the market. Although Blackstone could rely on third parties to verify market terms, Blackstone may nonetheless have influence on such third parties. No assurance can be given that negotiating with a third party, or verification of market terms by a third party, will ensure that we and our portfolio entities receive market terms.

In addition, it is anticipated that in a bankruptcy proceeding our interests will likely be subordinated or otherwise adverse to the interests of Other Blackstone Accounts with ownership positions that are more senior to those of ours. For example, an Other Blackstone Account that has provided debt financing to an investment of ours may take actions for its benefit, particularly if our investment is in financial distress, which adversely impact the value of our subordinated interests.

Although Other Blackstone Accounts can be expected to provide financing to us and our portfolio entities, subject to our governing documents, there can be no assurance that any Other Blackstone Account will indeed provide any such financing with respect to any particular investment. Participation by Other Blackstone Accounts such as the BREDS Funds in some but not all financings of ours and our portfolio entities may adversely impact the ability of us and our portfolio entities to obtain financing from third parties when Other Blackstone Accounts do not participate, as it may serve as a negative signal to market participants.

These conflicts related to financing counterparties will not necessarily be resolved in our favor.

Any expenses incurred by us for actual investments as described herein may also be incurred by us with respect to broken deals (i.e., investments or proposed dispositions that are not consummated). While the Adviser expects to generally allocate broken deal expenses pro rata among us and/or Other Blackstone Accounts that were expected to participate in the transaction, unless otherwise required by law, regulation or contract, the Adviser is not required to and in most circumstances will not seek reimbursement of broken deal expenses (i.e., expenses incurred in pursuit of an investment or disposition that is not consummated) from third parties, including counterparties to the potential transaction or potential co-investors (including standing co investment vehicles established to participate in co-investment opportunities alongside us on a regular or periodic basis and or as part of an overall co-investment program or arrangement ("Standing Co-Investment Vehicles")). Moreover, expenses related to the organization of co-investment vehicles formed to invest in a transaction that was ultimately not consummated are expected to be borne by us, and not the proposed co-investors thereof. Examples of such broken deal expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, meal, travel and entertainment expenses incurred, deposits or down payments which are forfeited in connection with unconsummated transactions, costs of negotiating co-investment documentation (including non-disclosure agreements with counterparties), costs from onboarding (i.e., KYC) investment entities with a financial institution, commitment fees that become payable in connection with a proposed investment, and legal, tax, accounting and consulting fees and expenses (including all expenses incurred in connection with any tax audit, investigation settlement or review of us, and any expenses of our partnership representative or its designated individual), printing and publishing expenses, and other due diligence and pursuit costs and expenses (including, for the avoidance of doubt, any Consultant expenses and including, in certain instances, broken deal expenses associated with services provided by portfolio entities, as detailed below). Any such broken deal expenses could, in the sole discretion of the Adviser, be allocated solely to us and not to Other Blackstone Accounts or co-investment vehicles (including Standing Co-Investment Vehicles) that could have made the investment (including any situation where an Other Blackstone Account was initially allocated an investment opportunity and incurred such expenses before such investment opportunity was reallocated to us) even when such Other Blackstone Accounts or co-investment vehicle commonly invests alongside us in our investments or Blackstone or Other Blackstone Accounts in their investments (including such Standing Co-Investment Vehicles). In such cases our, shares of expenses would increase. Until a potential investment of ours, including shared investments with Other Blackstone Accounts, is formally allocated to potential co-investors (it being understood that final allocation decisions are typically made shortly prior to closing an investment), we and certain Other Blackstone Accounts, if applicable, are expected to bear the broken deal expenses for such investment, (even if it was anticipated that such potential investment might be formally allocated to potential co-investors instead of us and certain Other Blackstone Accounts, if applicable), which can result in substantial amounts of broken deal expenses being borne by us. In the event broken deal expenses are allocated to an Other Blackstone Account or a co-investment vehicle, the Adviser or Partnership will, in certain circumstances, advance such fees and expenses without charging interest until paid by the Other Blackstone Account or co-investment vehicle, as applicable. Certain co-investment vehicles or certain potential co-investors, including Other Blackstone Accounts, who might have invested in a transaction had it been consummated, such as potential investors in co-investment structures relating to a specific investment where the legally binding agreements relating to such co-investment are not executed until the time of the deal closing, will not be allocated any share of any break-up or topping fees or broken deal expenses (and such expenses will be allocated to us), unless the Adviser determines otherwise in its discretion or as set forth in the relevant operative agreements or as required by applicable law. In addition, certain portfolio entities will provide transaction support and other services (including identifying potential investments) to us, Other Blackstone Accounts and their respective portfolio entities in respect of certain investments that are not ultimately consummated. The Adviser will endeavor in good faith to allocate such broken deal-related costs to us and such Other Blackstone Accounts as it deems appropriate under the particular circumstances, including in certain instances the allocation of certain expenses pro rata among the vehicles that were expected to participate in an investment that was not consummated. Any methodology used to determine the allocation of such broken deal expenses to us and any Other Blackstone Accounts or co-investment vehicles (including the choice thereof) involves inherent conflicts and will not result in perfect attribution and allocation of such costs, and there can be no assurance that a different manner of allocation would result in us and our portfolio entities bearing less, more or the same amount of such costs. Further, any of the foregoing costs, although allocated in a particular period, could be allocated based on activities occurring outside such period. The allocation of any of the foregoing costs can be expected to be based on any of a number of different methodologies, including, without limitation, the aggregate value or number of, or invested capital in, transactions consummated in the applicable prior quarter, and therefore we could, to the extent permitted by applicable law and our organizational documents, pay more than our pro rata portion of such cost based on our actual usage of such services.

Blackstone may structure certain investments such that Blackstone will face conflicting fiduciary duties to us and certain debt funds.

It is expected that Blackstone will structure certain investments such that one or more mezzanine or other investment funds, structured vehicles or other collective investment vehicles primarily investing in senior secured loans, distressed debt, subordinated debt, high-yield securities, CMBS and other similar debt instruments managed by affiliates of Blackstone (collectively, "Debt Funds") are offered the opportunity to participate in the debt tranche of an investment allocated to us. The Adviser and its affiliates owe fiduciary duties to the Debt Funds as well as to us. If the Debt Funds purchase high-yield securities or other debt instruments related to a property or real estate company that we hold an investment in (or if we make or have an investment in or, through the purchase of debt obligations become a lender to, a company or property in which a Debt Fund or an Other Blackstone Account or another Blackstone real estate fund or vehicle has a mezzanine or other debt investment), the Adviser and its affiliates will face a conflict of interest in respect of the advice given to, or the decisions made with regard to, the Debt Funds, such Other Blackstone Accounts and us (e.g., with respect to the terms of such high-yield securities or other debt instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies). Less commonly, we could hold an investment that is senior in the capital structure, such as a debt instrument, to an Other Blackstone Account. Although measures described above can mitigate these conflicts, they cannot completely eliminate them. These conflicts related to fiduciary duties to such Other Blackstone Accounts will not necessarily be resolved in favor of us, and stockholders may not be entitled to receive notice or disclosure of the occurrence of these conflicts. Similarly, certain Other Blackstone Accounts can be expected to invest in securities of publicly traded companies that are actual or potential investments of ours or our portfolio entities. The trading activities of Other Blackstone Accounts may differ from or be inconsistent with activities that are undertaken for our account in any such securities. In addition, we may not pursue an investment otherwise within our investment objectives and guidelines as a result of such trading activities by Other Blackstone Accounts.

Participating in investments alongside Other Blackstone Accounts will subject us to a number of risks and conflicts (and in certain circumstances the Adviser will be unaware of an Other Blackstone Account's participation, as a result of information walls or otherwise). At times, a transaction counterparty will, in certain circumstances, require facing only one fund entity, which can be expected to result in (i) if we are a direct counterparty to a transaction, us being solely liable with respect to its own share as well as Other Blackstone Accounts' shares of any applicable obligations, or (ii) if we are not the direct counterparty, us having a contribution obligation to the relevant Other Blackstone Accounts. Alternatively, a counterparty could agree to face multiple funds, which could result in us being jointly and severally liable alongside Other Blackstone Accounts for the full amount of the applicable obligations. Similarly, there may be transactions with respect to which, to address legal, tax, regulatory, administrative or other commercial considerations, Blackstone determines to utilize us to make an investment commitment for a proposed investment on behalf of itself and one or more Other Blackstone Accounts (or vice versa) with the expectation that such Other Blackstone Account (or we, as applicable) assumes its share of the relevant funding obligation prior to closing. In cases in which we could be responsible for the liability of an Other Blackstone Account, or vice versa, the applicable parties would generally enter into a back-to-back or other similar contribution or reimbursement agreement. Likewise, for certain investment-related hedging transactions, it can be expected to be advantageous for counterparties to trade solely with us. For these transactions, it is anticipated that we would then enter into back-to-back trade confirmations or other similar arrangements with Other Blackstone Accounts. The party owing under such an arrangement may not have resources to pay its liability, however, in which case the other party will bear more than its pro rata share of the relevant loss. In certain circumstances where we participate in an investment alongside any Other Blackstone Account, to the extent permitted by law and our organizational documents, we may bear more than our pro rata share of relevant expenses related to such investment, including, but not limited to, as the result of such Other Blackstone Account's insufficient reserves or inability to call capital contributions to cover expenses. It is not expected that we or Other Blackstone Accounts will be compensated for agreeing to be primarily liable vis-à-vis a third-party counterparty. Moreover, in connection with the divestment of all or part of a portfolio entity (e.g., an IPO) and/or the wind-down of a portfolio entity, Blackstone will seek to track the ownership interests, liabilities and obligations of us and any Other Blackstone Accounts owning an interest in the portfolio entity comprising such operating business, but it is possible that we and applicable Other Blackstone Accounts will, in certain circumstances, incur shared, disproportionate or crossed liabilities. Furthermore, depending on various factors including the relative assets, expiration dates, investment objectives and return profiles of each of us and such Other Blackstone Accounts, it is possible that one or more of them will have greater exposure to legal claims and that they will have conflicting goals with respect to the price, timing and manner of disposition opportunities. Finally, in certain circumstances, if we are participating in an investment alongside an Other Blackstone Account (including a co-investment vehicle), we could also bear more than our pro rata share of expenses relating to such investment if such Other Blackstone Account does not have resources to bear such expenses (including, but not limited to, as a result of insufficient reserves and/or the inability to call capital contributions to cover such expenses).

Blackstone may raise and/or manage Other Blackstone Accounts, which could result in the reallocation of Blackstone personnel and the direction of potential investments to such Other Blackstone Accounts.

Blackstone reserves the right to raise and/or manage Other Blackstone Accounts, including opportunistic and stabilized and substantially stabilized real estate funds or separate accounts, dedicated managed accounts, investments suitable for lower risk, lower return funds or higher risk, higher return funds, real estate debt obligation and trading investment vehicles, real estate funds primarily making investments globally, in a particular region outside of the United States and Canada, or in a single sector of the real estate investment space (e.g., office, industrial, retail or rental housing) or making non-controlling investments in public and private debt and equity securities and/or investment funds that may have the same or similar investment objectives or guidelines as us or investments, including those raised by us and one or more managed accounts (or other similar arrangements structured through an entity) for the benefit of one or more specific investors (or related group of investors) which, in each case, may have investment objectives or guidelines that overlap with ours. See "—Certain Other Blackstone Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns." In particular, we expect that there will be overlap of real estate and real estate debt investment opportunities with certain Other Blackstone Accounts that are actively investing and similar overlap with future Other Blackstone Accounts. The closing of an Other Blackstone Account could result in the reallocation of Blackstone personnel, including reallocation of existing real estate professionals, to such Other Blackstone Account. In addition, potential investments that may be suitable for us may be directed toward such Other Blackstone Account.

Blackstone's potential involvement in financing a third party's purchase of assets from us could lead to potential or actual conflicts of interest.

We may from time to time dispose of all or a portion of an investment by way of a third-party purchaser's bid where Blackstone or one or more Other Blackstone Accounts is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This may include the circumstance where Blackstone or one or more Other Blackstone Accounts is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from us. Such involvement of Blackstone or one or more Other Blackstone Accounts as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from us may give rise to potential or actual conflicts of interest.

We may provide debt financing in connection with acquisitions by third parties of assets owned by Other Blackstone Accounts.

We may provide financing as part of a third-party purchaser's bid or acquisition of (or investment in) a portfolio entity (or the underlying assets of) owned by one or more Other Blackstone Accounts (or in connection with the acquisitions by one or more Other Blackstone Accounts or their affiliates of assets or interests (and/or portfolios thereof) owned by a third party). This may include making commitments to provide financing at, prior to or around the time that any such purchaser commits to or makes such investments. We may make investments and provide debt financing with respect to portfolio entities in which Other Blackstone Accounts and/or their affiliates hold or subsequently acquire an interest. While the terms and conditions of any such arrangements will generally be on market terms, the involvement of the Other Blackstone Accounts or their affiliates in such transactions may affect credit decisions and the terms of such transactions or arrangements and/or may otherwise influence the Adviser's decisions, which will give rise to potential or actual conflicts of interest and which may adversely impact us. For example, such transactions may involve the partial or complete payoff of such loans (with related proceeds being received by the applicable Other Blackstone Accounts) and/or otherwise result in restructurings of terms and pricing relating to such existing loans with the borrowers thereof in respect of which such Other Blackstone Accounts may receive refinancing proceeds and/or a retained interest in such loans in accordance with such restructuring arrangements. Additionally, in certain situations we may not commit to provide financing until a third party has committed to make a deposit in connection with the acquisition of an investment from an Other Blackstone Account, which may result in us being disadvantaged in the overall bid process or potentially not consummating the investment.

Disputes between Blackstone and our joint venture partners who have pre-existing investments with Blackstone may affect our investments relating thereto.

Some of the third-party operators and joint-venture partners with which the Adviser may elect to co-invest our capital may have pre-existing investments with Blackstone. The terms of these preexisting investments may differ from the terms upon which we invest with such operators and partners. To the extent a dispute arises between Blackstone and such operators and partners, our investments relating thereto may be affected.

Certain principals and employees will, in certain circumstances, be involved in and have a greater financial interest in the performance of Other Blackstone Accounts, and such activities may create conflicts of interest in making investment decisions on our behalf.

Certain Blackstone personnel will, in certain circumstances, be subject to a variety of conflicts of interest relating to their responsibilities to us, Other Blackstone Accounts and their portfolio entities, and their outside personal or business activities, including as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of us, including if such other entities compete with us for investment opportunities or other resources. The Blackstone personnel in question could have a greater financial interest in the performance of the other entities than our performance. This involvement would create conflicts of interest in making investments on our behalf and on behalf of such other funds, accounts and other entities. Also, Blackstone personnel are generally permitted to invest in alternative investment funds, private equity funds, venture capital funds, real estate funds, hedge funds and other investment vehicles, as well as engage in other personal trading activities relating to companies, assets, securities or instruments (subject to Blackstone's Code of Ethics requirements), some of which will involve conflicts of interests. Such personal securities transactions will, in certain circumstances, relate to securities or instruments, which can be expected to also be held or acquired by us or Other Blackstone Accounts, or otherwise relate to companies or issuers in which we have or acquire a different principal investment (including, for example, with respect to seniority). There can be no assurance that conflicts of interest arising out of such activities will be resolved in our favor. Investors will not receive any benefit from any such investments, and the financial incentives of Blackstone personnel in such other investments could be greater than their financial incentives in relation to us. Although the Adviser will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for us.

Additionally, certain personnel and other professionals of Blackstone have family members or relatives that are actively involved in industries and sectors in which we invest or have business, personal, financial or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be officers, directors, personnel or owners of companies or assets which are actual or potential investments or other counterparties. Moreover, in certain instances, we can be expected to purchase or sell companies or assets from or to, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships also have the potential to influence the Adviser, in deciding whether to select, recommend or create certain service providers to perform services for us (the cost of which will generally be borne directly or indirectly by us, as applicable) and to incentivize the Adviser to engage such service provider over another third-party. The fees for services provided by such service providers may or may not be at the same rate charged by other third parties and the Adviser undertakes no obligations to select service providers who may have lower rates. In most such circumstances, the charter will not preclude us from undertaking any of these investment activities or transactions. To the extent Blackstone determines appropriate, conflict mitigation strategies can be expected to be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser. In addition, Blackstone has entered, and it can be expected that Blackstone in the future will enter, into both (i) strategic relationships with investors (and/or one or more of their affiliates) that involve an overall relationship with Blackstone (which will afford such investor special rights and benefits) that could (but is not required to) incorporate one or more strategies (including, but not limited to, a different sector and/or geographical focus within the same or a different Blackstone business unit) in addition to our strategy and (ii) arrangements that involve an agreement or understanding to make an investment in or a capital commitment to (as applicable) us and one or more Other Blackstone Accounts (which may include a subscription or capital commitment, as applicable, already made recently to another Blackstone fund) (any such overall relationship and/or multi-fund arrangement in the foregoing (i) and (ii), a "Strategic Relationship"), with terms and conditions applicable solely to such investor and its investment in multiple Blackstone strategies that would not apply to any other investor's investment in us. Stockholders will not receive a copy of any agreement memorializing such a Strategic Relationship program (even if in the form of a side letter and even if the agreement provides for rights and benefits typically given in a side letter) or receive any other disclosure or reporting of the terms of or existence of any Strategic Relationship and will be unable to elect in the "most-favored-nations" election process (if any) any rights or benefits afforded through a Strategic Relationship (for the avoidance of doubt, it is not expected that the terms, or existence of, or other information about any Strategic Relationship will be shared with the stockholders). Specific examples of such additional rights and benefits have included, and can be expected to include, but are not limited to, specialized reporting, secondment arrangements, discounts on or reductions to and/or reimbursements or rebates of management fees or incentive allocation, contribution payments by Blackstone to support minimum performance thresholds, secondment of personnel from the investor to Blackstone (or vice versa), targeted amounts for co-investments alongside Blackstone vehicles (including, without limitation, preferential or favorable allocation of co-investment opportunities, and preferential terms and conditions related to co-investment or other participation in Blackstone vehicles (including any incentive allocation and/or management fees to be charged with respect thereto, as well as any additional discounts, reductions, reimbursements or rebates thereof or other penalties that would result if certain target co-investment allocations or other conditions under such arrangements are not achieved)). For the avoidance of doubt, such examples are not exhaustive, and the specific terms of any such additional rights and benefits that are ultimately granted to one or more persons will vary from the rights and benefits offered to stockholders generally under the charter. The co-investment that is part of a Strategic Relationship may include co-investment in investments made by us. A Strategic Relationship may also involve Blackstone or its affiliate contributing cash or other assets to support certain return targets with respect to an investment in one or more Other Blackstone Accounts through a Strategic Relationship, which investment returns may also be subject to additional incentive or other fees payable to Blackstone if satisfied in accordance with the terms of the Strategic Relationship program. Blackstone, including its personnel (including Blackstone Real Estate personnel) can be expected to receive compensation from Strategic Relationships and be incentivized to allocate investment opportunities away from us or source investment opportunities for Strategic Relationships. In addition, from time to time, Blackstone may enter into economic and/or fee sharing arrangements with respect to us, one or more Other Blackstone Accounts and limited partners thereof, which rights will not generally be made available to other persons.

The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or Blackstone on more favorable terms than those payable by us.

Pursuant to the terms of our Advisory Agreement, the Adviser may retain, for and on our behalf and at our expense, the services of certain other persons and firms as the Adviser deems necessary or advisable in connection with our management as operations. Certain third-party advisors and other service providers and vendors to us (including accountants, administrators, paying agents, depositaries, lenders, bankers, brokers, attorneys, consultants, title agents, loan servicing and administration providers, property managers and investment or commercial banking firms) or their affiliates are owned by Blackstone, us or Other Blackstone Accounts or provide goods or services to, or have other business, personal, financial or other relationships with, Blackstone, the Other Blackstone Accounts and their portfolio entities, the Dealer Manager, the Adviser and affiliates and personnel of the foregoing. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to us could have other commercial or personal relationships with Blackstone, Other Blackstone Accounts and their respective portfolio entities or any affiliates, personnel or family members of personnel of the foregoing.

The relationship of certain service providers and vendors with Blackstone may result in conflicts of interest, including the payment by us of higher fees or commissions than would be the case absent the relationship.

Although Blackstone selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally greater in the case of service providers and vendors that have other relationships to Blackstone), the relationship of service providers and vendors to Blackstone as described above will, in certain circumstances, influence Blackstone in deciding whether to select, recommend or form such an advisor or service provider to perform services for us, the cost of which will generally be borne directly or indirectly by us, and incentivize Blackstone to engage such service provider over a third party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to cause us to pay such service providers and vendors higher fees or commissions than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in a service provider or vendor; Blackstone can be expected to have an incentive to invest in or create service providers and vendors to realize on these opportunities. Furthermore, Blackstone will from time to time encourage third-party service providers to us and our portfolio entities to use other Blackstone affiliated service providers and vendors in connection with our business, the business of portfolio entities, and unaffiliate entities, and Blackstone has an incentive to use third-party service providers who do so as a result of the indirect benefit to Blackstone and additional business for the related service providers and vendors. Fees paid to or value created in these service providers and vendors do not offset or reduce the Adviser's management fee and are not otherwise shared with us.

In the case of brokers, Blackstone has a best execution policy that it updates from time to time to comply with regulatory requirements in applicable jurisdictions.

Blackstone, Other Blackstone Accounts, portfolio entities, and personnel and related parties of the foregoing will benefit from the fees and compensation, including performance-based and other incentive fees, which could be substantial, for products and services provided to us.

Blackstone, Other Blackstone Accounts, portfolio entities, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, which could be substantial, for products and services provided to us, such as fees for asset management (including, without limitation, management fees and carried interest/incentive arrangements), development and property management; arranging; portfolio operations support (such as those provided by Blackstone's portfolio operations group); underwriting (including, without limitation, evaluation regarding value creation opportunities and sustainability risk mitigation); seasoning; syndication or refinancing of a loan or investment (including acquisition fees, loan modification or restructuring fees); servicing; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; advisory services; investment banking and capital markets services; treasury and valuation services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services (including the development and maintaining of AI Technology); insurance procurement; brokerage solutions and risk management services; data extraction and management products and services; BX Energy Services; Revantage acquisition and disposition program management; fees for monitoring and oversight of loans, property, title and/or other types of insurance provided to portfolio entities and/or third parties; and other products and services (including but not limited to restructuring, consulting, monitoring, commitment, syndication, origination, organization and financing, and divestment services). For example, Blackstone or an Other Blackstone Account may, directly or indirectly through a portfolio entity, from time to time, acquire certain assets, loans or other interests for the purpose of syndicating some or all of such assets, loans or other interests to us and/or Other Blackstone Accounts, and may receive syndication or other fees in connection therewith. Such fees shall not be applied to offset management fees and stockholders will not share therein. Such parties will also provide products and services for fees to Blackstone, Other Blackstone Accounts and portfolio entities, and their personnel and related parties, as well as third parties, including in circumstances where third-party service providers are concurrently providing similar services to us, Other Blackstone Accounts and their portfolio entities. As a result, it is expected that the amount of expenses borne by us will be increased in proportion to the additional cost arising from having multiple third-party service providers providing similar services to us and/or our portfolio entities than if there was a single service provider engaged for such services. Through its innovations group, Blackstone incubates businesses that are expected to be introduced to, and therefore frequently provide goods and services to us, our portfolio properties, Other Blackstone Accounts and their affiliates, as well as other Blackstone related parties and third parties. By contracting for a product or service from a business related to Blackstone, we would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with us or our stockholders and could benefit Blackstone directly and indirectly. Also, Blackstone, Other Blackstone Accounts and portfolio entities, and their personnel and related parties will, in certain circumstances, receive compensation or other benefits, such as through additional ownership interests or otherwise, directly related to the consumption of products and services by us. We will incur expense in negotiating for any such fees and services. In addition, the Adviser can be expected to receive fees associated with capital invested by co-investors relating to investments in which we participate or otherwise, in connection with a joint venture in which we participates or otherwise with respect to assets or other interests retained by a seller or other commercial counterparty with respect to which the Adviser performs services. Finally, Blackstone and its personnel and related parties will, in certain circumstances, also receive compensation for origination expenses and with respect to unconsummated transactions.

Blackstone and portfolio entities of Other Blackstone Accounts are and will be counterparties or participants in agreements, transactions and other arrangements with us, Other Blackstone Accounts, portfolio entities and/or Blackstone affiliates for the provision of goods and services, purchase and sale of assets and other matters. In addition, certain of our portfolio entities can be expected to be counterparties or participants in agreements, transactions and other arrangements with Other Blackstone Accounts or portfolio entities for the provision of goods and services, purchase and sale of assets and other matters (including information sharing or consulting and employment relationship). For example, from time to time, certain portfolio entities of ours or Other Blackstone Accounts will provide or recommend goods and services to Blackstone, us, Other Blackstone Accounts, or portfolio entities of ours and Other Blackstone Accounts or other Blackstone affiliates (or vice versa). As another example, it can also be expected that the management of one or more portfolio entities will consult with one another (or with one or more portfolio entities of an Other Blackstone Account) in respect of seeking its industry expertise, market view, or otherwise on a particular topic including but not limited to assets and/or the purchase and /or sale thereof (and vice versa). Moreover, we and/or an Other Blackstone Account could consult with a portfolio entity or a portfolio entity of an Other Blackstone Account as part of the investment diligence for a potential investment by us or such Other Blackstone Account (and vice versa). As a result of or as a part of such interactions or otherwise, personnel at one portfolio entity will in certain cases transfer to or become employed by another portfolio entity (including, for purposes of this disclosure, a portfolio entity of an Other Blackstone Account), or Blackstone, the Adviser or their respective affiliates will transfer to or become employed by a portfolio entity (together with personnel departing a portfolio entity for employment at Blackstone, the Adviser, their affiliates or another portfolio entity, "Transferring Personnel"). The compensation earned and subsequently paid to such personnel may include arrangements designed to make such person whole for unvested equity or carried interest attributable to such personnel's entity of origin that was forfeited in connection with their departure therefrom. Transferring Personnel-agreements, transactions and other arrangements present a conflict of interest in that they will involve the payment of fees and other amounts, some of which compensation may be paid in connection with unvested equity in Blackstone, Other Blackstone Accounts or portfolio entities (which may be in the form of public stock, limited partnership interests or otherwise), none of which will result in any offset to the management fees we pay to the Adviser notwithstanding that some of the services provided by such portfolio entity are similar in nature to the services provided by the Adviser and its affiliates or that the role of the Transferring Personnel at the entity such personnel is departing from (including Blackstone and its affiliates) could be substantially similar to the entity to which such personnel is going (including Blackstone and its affiliates). Generally, we may engage Blackstone-affiliated portfolio entities or allow our portfolio entities to be engaged by Blackstone-affiliated entities only if a majority of our board of directors, and a majority of the affiliate transaction committee (which is comprised of each of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

There can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to a portfolio entity or us as otherwise would be the case if the counterparty for the transfer were not related to Blackstone. As Transferring Personnel are, in certain instances, expected to comprise individuals who are currently compensated by Blackstone and whose associated costs (e.g., overhead) are not directly or indirectly borne by us or Other Blackstone Accounts, Blackstone has a conflict of interest in determining to arrange a transfer or employment arrangement for such Transferring Personnel such that their compensation and associated costs will be borne by portfolio entities of us or Other Blackstone Accounts instead of by the Adviser, Blackstone or their respective affiliates, and to facilitate the transfer of such Transferring Personnel rather than engage in the retention or full-time hiring of third-party candidates for such roles at portfolio entities, Blackstone, the Adviser or their affiliates. These conflicts related to portfolio entity relationships will not necessarily be resolved in our favor.

Furthermore, any such transfer or change in employment by Transferring Personnel will involve employees of different levels of experience, functional expertise and seniority (including, for avoidance of doubt, senior managing directors at Blackstone and members of the management team at the portfolio entity), and in certain instances is expected to be conducted on a programmatic basis involving a designated number of Transferring Personnel across one or a range of identified portfolio entities. Where Transferring Personnel are departing from a portfolio entity, Blackstone, the Adviser or their affiliates, it is not expected in all instances that such entity will hire new personnel, or transfer existing personnel, to fill such Transferring Personnel's prior role, and in certain cases the roles intended to be occupied by Transferring Personnel will be roles newly created for such Transferring Personnel. Moreover, the respective roles of the Transferring Personnel at the entities involved in such transfer could be substantially similar and involve functional responsibilities and activities (including as between Blackstone, the Adviser or their affiliates on the one hand, and our portfolio entities or an Other Blackstone Accounts on the other hand) that do not materially differ. While in certain cases a dedicated search could be conducted by Blackstone or a portfolio entity for the employment position that the Transferring Personnel will fill, a search is not required or expected to be performed in most instances.

Any such transfer will result in costs being transferred from the entity where such Transferring Personnel originated to the entity where such Transferring Personnel is going. The compensation earned and subsequently paid to such Transferring Personnel will in certain cases include arrangements designed to address Transferring Personnel's pre-existing compensation interests, including unvested equity or carried interest attributable to such Transferring Personnel's entity of origin (including but not limited to Blackstone or its respective affiliates) that was forfeited in connection with their departure therefrom, which is expected for certain Transferring Personnel to be material. For example, if a Blackstone employee transfers to or becomes employed by a portfolio entity, such portfolio entity could provide the Transferring Personnel equity of the portfolio entity or other similar incentive or cash compensation to the Transferring Personnel to compensate them for the unvested equity or carried interest they are forfeiting as a result of the transfer. This will result in additional costs to the portfolio entity that otherwise would have been borne by Blackstone or the Adviser. While in some cases benchmarking, verification or other analysis could be conducted in respect of the compensation package being offered to the Transferring Personnel (including any unvested equity or carried interest compensation), there is no requirement that benchmarking, verification or other analysis be conducted, and in some instances the compensation package could be above market rate and/or not verifiable.

We may engage portfolio entities of Other Blackstone Accounts and Other Blackstone Accounts may engage our portfolio entities to provide some or all of the following services: (a) corporate support services (including, without limitation, accounts payable, accounting/audit (e.g., valuation support services), account management (e.g., treasury, customer due diligence), administrative support, insurance, procurement, placement, brokerage, consulting, business intelligence and data science services, cash management and monitoring, consolidation, corporate secretarial and executive assistant services, domiciliation, data management (e.g., gathering, processing, aggregating, reconciling, and delivering relevant industry and asset class specific data), directorship services, entity dissolution process oversight, finance/budgeting and forecasting, financing management, fundraising support, human resources and recruiting (e.g., the onboarding and ongoing development of personnel), communications and public affairs, information and data security support (e.g., network operations and cybersecurity services), information technology and software systems support (e.g., implementation of property technology strategy), corporate governance and entity management, risk management and internal compliance/know-your-client (KYC) reviews and refreshes, investment incentive payment documentation and recordkeeping, judicial processes, legal/business/finance optimization and innovation (e.g., legal invoice automation, legal document management and oversight, entity formation process standardization, management / team design, and identification of business efficiencies), legal support (e.g., claims, settlements and litigation oversight management and dispute resolution support, including, in each case, post-disposition of an investment, legal due diligence, including, in each case, post-disposition of an investment. environmental and engineering due diligence, onboarding support of an acquisition post-closing and post-closing support, fundraising and investor reporting support, regulatory legal compliance, data privacy, lease and contract support (including drafting and reviewing NDAs), management agreement review and negotiation, and human resources and employment related support including legal and compliance training for personnel), lender financial reporting, lender relationship management (e.g., coordinating with lender on any ongoing obligations under any relevant borrowing, indebtedness or other credit support (including, any required consultation with or reporting to such lender)), mortgage servicing rights support services, environmental and/or sustainability due diligence support (e.g., review of property condition reports and clean energy consumption), climate accounting services, sustainability program management services, engineering services, services related to the sourcing, development and implementation of renewable energy, sustainability data collection and reporting services, capital planning services, payroll and benefits support, procurement, reporting (e.g., on tax, debt, portfolio or other similar topics), restructuring and work-out of performing, sub-performing and nonperforming loans, tax analysis and compliance (e.g., CIT and VAT compliance), trademark management, transfer pricing and internal risk control, treasury, valuation support services, vendor selection (e.g., training, due diligence and management support)), and whole loan servicing oversight (e.g., collateral management, due diligence and servicing oversight); (b) management services (including, without limitation, management of operational services (including personnel), operational coordination (e.g., coordination with joint venture partners, operating partners, and property managers), planning with respect to portfolio composition (e.g., hold / sell analysis support), sustainability-related planning (e.g., data collection, review, support and execution), revenue management support and portfolio and property reporting), monitoring, restructuring and work-out of performing, sub-performing and nonperforming loans, consolidation, cash management, financing management, administrative support; (c) construction and project management services including, without limitation, management of development projects (e.g., energy and infrastructure management), management of general contractors on capital projects, project design and execution, tenant improvements, tenant space buildouts, turnkey services (such as end-to-end execution for real estate projects) and insurance support, and vendor selection (including training, due diligence and management support); (d) leasing services (including, without limitation, creating and implementing standard forms, leasing strategy, incorporation of green leases, leasing dispute and litigation assistance, management of third-party brokers, negotiation of major leases and negotiation of leases and income (including parking, advertising, and promotional space)); (e) property management services (including, without limitation, property-level management, cleaning, energy consumption, security (including, but not limited to, physical security), revenue management, contract management, expense management, capital expenditure projects, facility management, business plan execution, engineering, capital expenditure design and implementation, reporting, provision of on-site staff, rent collection, service charge accounting and operation, marketing and advertising, tenant and guest relations, maintenance of common space, selecting and engaging architects, contractors and other third parties involved in construction, supervision of on-site third-party contractors (including facilities maintenance, cleaning, and security), and provision of retail managers to oversee tenant merchandising, promotions, and inventory); and (f) transaction support services (including, without limitation, assisting with appropriate transition of investment from acquisition to asset management, disposition and financing support, assisting with customer due diligence and related onboarding, relationship management with brokers, banks and other potential sources of investments and financing, identifying potential investments (including development sites) and conducting diligence and negotiation support during acquisition, site visits, assembling relevant information, identifying potential financing opportunities or transactions including different transaction structures, providing diligence and negotiation support during lender selection, loan document negotiation, loan closing process, coordinating with investors, coordinating with lenders, servicers, title companies, escrow agents, vendors, and third party report providers, deal teams and internal legal departments, coordinating lender due diligence / underwriting, preparing reporting packages (including financial statements) for lender review / in satisfaction of required deliverables, preparing pitchbooks and other marketing materials, preparation of project feasibility analysis, coordinating with potential sources of capital and management, assisting with due diligence, financial support, pricing, market analyses, modelling, sensitivity analyses, tracking guaranty exposure and counterparty exposure across financing platforms, preparing reporting on liquidity and overall capital structure, ordering third party reports, coordinating design and development works, assistance with due diligence, identifying potential investments, managing relationships with brokers and other potential sources of investments (e.g., recommending and implementing design decisions), coordinating and overseeing brokers, lawyers, accountants and other advisors, working with consultants and third parties to pursue entitlements and licensing, marketing and distribution technical analyses and review of (i) design and structural work, (ii) architectural, façade and external finishes, (iii) certifications, (iv) operations and maintenance manuals and (v) statutory documents), managing bank account opening / maintenance and relationships with banking partners, transaction consulting, providing in-house legal, sustainability and accounting and tax services, coordinating closing/post-closing procedures for acquisitions, dispositions, financings, and other transactions.

In certain circumstances, the Adviser can be expected to play a substantial role in engaging the personnel of portfolio entities or third parties providing services to us and/or our portfolio entities on an ongoing basis, including in certain circumstances, with respect to the selection, hiring, retention and compensation of certain personnel. Such personnel or relevant portfolio entity could be compensated with a salary and equity incentive plan, including a portion of profits derived from us or a portfolio entity or asset, or other long term incentive plans, and the total compensation package is likely to differ from portfolio entity to portfolio entity, even where such portfolio entities service the same or similar pools of assets held by us, Other Blackstone Accounts and/or Blackstone or otherwise provides services to third parties, which may influence decisions by such personnel with respect to allocation of time and/or opportunities to the assets held by us and, in certain circumstances, encourage such personnel or portfolio entity to focus on assets or pools of assets they view as providing superior compensation and therefore present a potential conflict of interest (including, for example, when a potential tenant could be considered for multiple assets and/or investments). In addition, Blackstone has multiple business lines, which may result in competition with a portfolio entity for high performing executive talent and presents actual and potential conflicts of interest. For example, Blackstone may "poach" a portfolio entity executive, or such executive may interview with Blackstone during the applicable contractual period with respect to his or her existing position and later be hired by Blackstone after such period. A portfolio entity may want to retain such executives or other employees, and regardless, Blackstone is under no obligation to avoid interviewing or hiring such employees. For example, the Adviser expects that Revantage (as defined below), as described more fully below, with the Adviser's oversight, will establish a team of personnel to provide support services to us and our portfolio entities (and/or other investment funds or accounts managed or controlled by the Adviser), including with respect to diligence. Further, the Adviser may cause Revantage to establish new business lines and provide additional services than those described herein or to provide such services to more customers or clients than described herein. The establishment of such business lines and addition of services and/or customers and clients could give rises to conflicts of interest.

Such portfolio entities of Other Blackstone Accounts that can be expected to provide services to us include, without limitation, the following, and may include additional portfolio entities that may be formed or acquired in the future:

Link. We have engaged Link Logistics Real Estate Holdco LLC ("Link"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our logistics properties.

Tricon. We have engaged TAH Operations LLC ("Tricon"), a portfolio company owned by certain Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our rental housing properties.

LivCor. We have engaged LivCor, LLC ("LivCor"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our multifamily properties.

Revantage. We have engaged Revantage Corporate Services, LLC and Revantage Global Services Europe S.à r.l. (collectively "Revantage"), portfolio companies owned by Blackstone-advised investment vehicles, to provide, as applicable, corporate support services (including, without limitation, accounting, legal, tax, treasury, valuation support services, information technology and data management) and transaction support services to certain of our investments directly.

Perform Properties. We have engaged Perform Properties LLC ("Perform Properties"), a portfolio company owned by a Blackstone-advised fund, to provide the services that ShopCore Properties TRS Management LLC and EQ Management, LLC had previously provided to our retail and office properties. Those services include management services, corporate support services and transaction support services.

BRE Hotels & Resorts. We have engaged BRE Hotels & Resorts LLC ("BRE Hotels & Resorts"), a portfolio company controlled (but not owned) by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our hospitality properties.

Apartment Income REIT, L.P. We have engaged Apartment Income REIT, L.P., a portfolio company owned by certain Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our rental housing properties.

Beam Living. We have engaged BPP MFNY Employer LLC ("Beam Living"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our multifamily properties in New York City.

Longview. We have engaged Longview Senior Housing, LLC ("Longview Senior Housing"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our senior housing properties.

Brio. We have engaged Brio Real Estate, LLC., a portfolio company owned by certain Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for our investments in real estate debt.

Fees and expenses incurred for services provided by Other Blackstone Accounts may result in conflicts of interest, including as a result of different compensation and expense reimbursement structures and allocation of expenses between us and/or the portfolio companies could result in us paying more than our pro rata portion of fees for services.

Fees. We compensate these service providers and vendors owned by the Other Blackstone Accounts for services rendered to us, including through promote or other incentive-based compensation payable to their management teams and other related parties. The incentive-based compensation paid with respect to a portfolio entity or property will vary from the incentive based compensation paid with respect to other portfolio entities and properties; as a result the management team or other related parties may have greater incentives with respect to certain properties and portfolio entities relative to others, and the performance of certain properties and portfolio entities may provide incentives to retain management that also service other properties and portfolio entities. Such service providers and vendors may charge for certain goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates below applies equally in respect of the fees and expenses of the portfolio entity service providers, if charged at rates generally consistent with those available in the market.

Expense Reimbursement. Certain portfolio entity service providers and vendors provide services to us and Other Blackstone Accounts and in such cases, we, our portfolio entities and Other Blackstone Accounts will compensate one or more of these service providers and vendors, and we and our portfolio entities will be charged for services provided by such service providers and vendors based on a contractually determined rate or cost. As a general matter, captive portfolio entities of ours or Other Blackstone Accounts are not expected to generate profit for us or Other Blackstone Accounts by whom they are owned. Accordingly, our stockholders should have no expectation that such captive portfolio entities owned in whole or in part by us will generate any positive returns and such captive portfolio entities could instead result in a loss to us. The discussion regarding the determination of market rates herein applies equally in respect of the fees and expenses of the portfolio entity service providers, if charged at rates generally consistent with those available in the market. Costs and expenses for goods and services provided by service providers and vendors owned or controlled by us or Other Blackstone Accounts are passed through on a cost reimbursement, no-profit, revenue, purchase and sale price, capital spend, or break-even basis, (even if third party customers or clients are charged on a different basis), which break-even point may occur over a period of time, including in certain circumstances over an extended period of time following engagement by us or such Other Blackstone Account, such that such service provider or vendor may realize a profit in a given year which would be expected to be applied towards the costs in subsequent period. In certain circumstances, we will bear the start-up, wind-down and liquidation costs and expenses related to portfolio entity service providers owned by us or be allocated all or a portion of such costs and expenses related to portfolio entity service providers used by us and owned by Other Blackstone Accounts. Costs and expenses associated with goods and services provided by service providers and vendors owned by Other Blackstone Accounts (including for the avoidance of doubt, all overhead associated with such service providers and vendors owned by Other Blackstone Accounts) are allocated to us and/or the portfolio companies. Such costs and expenses will not reduce the Adviser's management fees and are expected to include any of the following: (i) salaries, wages, benefits and travel expenses; (ii) marketing and advertising fees and expenses; (iii) legal, compliance, accounting and other professional fees and disbursements; (iv) office space, furniture and fixtures (including, without limitation, rent, refurbishment costs and office space in Luxembourg), and equipment; (v) insurance premiums; (vi) technology expenditures, including hardware and software costs, and servicing costs and upgrades related thereto; (vii) costs to engage recruitment firms to hire employees; (viii) due diligence expenses; (ix) one-time costs, including costs related to building-out, expanding and winding-down a portfolio property costs that are of a limited duration or non-recurring (such as startup or technology buildup costs, technology and systems implementation costs, employee recruiting and onboarding, ongoing training and severance payments, certain consulting fees and legal costs and IPO-readiness and other infrastructure costs); (x) related tax and accounting costs and/or liabilities determined by Blackstone based on applicable marginal tax rates; and (xi) other operating, establishment, expansion and capital expenditures (including financing and interest thereon). Any of the foregoing costs, although allocated in a particular period, will, in certain circumstances, relate to activities occurring outside the period (including in prior periods, such as where any such costs are amortized over an extended period), and further will, in certain circumstances, be of a general and administrative nature that is not specifically related to particular services, and therefore we could, to the extent permitted by applicable law and our organizational documents , pay more than our pro rata portion of fees for services.

Expense Allocation. Similarly, certain portfolio entities can be expected to incur costs and expenses in connection with broken deals or transactions that are not consummated. In such circumstances, there will be portfolio entities that allocate such broken deal expenses to successful or signed transactions of us or an Other Blackstone Account. As a result, portfolio entities will at times incur significant costs or expenses without recouping such expenses and there can be no assurances that any such broken deal expenses will in fact be recouped, which will impact us, directly or indirectly. The foregoing costs and expenses may thus result in increased expenses for successful or signed transactions of us or an Other Blackstone Account, or lower returns from portfolio entities that are unable to recoup such expenses. In addition,-Blackstone also relies on the management team of a portfolio entity with respect to the determination of costs and expenses and allocation thereof and does not oversee or participate in such determinations or allocations. Moreover, to the extent a portfolio entity uses an allocated cost model with respect to fees, costs and expenses, such fees, costs and expenses are typically estimated and/or accrued quarterly (or on another regular periodic basis) but not finalized until year-end and as a result, such year-end true-up is subject to fluctuation and increases such that for a given year, the year-end cumulative amount with respect to fees, costs and expenses may be greater than the sum of the quarterly estimates (or other periodic estimates where applicable) and/or accruals and therefore we could bear more fees, costs and expenses at year-end than had been anticipated throughout the year. The allocation of costs and expenses (including for the avoidance of doubt overhead) among the entities and assets to which services are provided can be expected to be based on any of a number of different methodologies, including, without limitation, on the basis of "cost" as described above, "revenue", "time-allocation", "per unit", "spend," "number of units," "per square footage" or "fixed percentage," gross asset value or purchase or sale price and the particular methodology used to allocate such costs among the entities and assets to which services are provided is expected to vary depending on the types of services provided and the applicable asset class involved and could, in certain circumstances, change from one period to another. There can be no assurance that a different manner of allocation would result in our bearing less or more or the same amount costs and expenses. In addition, a portfolio entity that passes through costs and expenses on a cost reimbursement, no-profit, revenue, purchase and sale price, capital spend or break-even basis may, in certain circumstances, change its allocation methodology (including with respect to one and not all of its customers or clients, including us and our portfolio entities), for example, another methodology for the allocation of costs and expenses (including for the avoidance of doubt all overhead) described herein or otherwise, to charging (A) a flat fee for a particular service or instance, (B) a rate as contractually agreed between the parties, or (C) fees based on current market rates and any such changes may increase or reduce the amounts received by such portfolio entities for the same services and stockholders will not receive notice or disclosure of such changes in allocation methodology. In certain circumstances, particularly where such service providers and vendors are located in Europe or Asia, such service providers and vendors will charge us and our portfolio entities for goods and services at cost plus a percentage of cost for transfer pricing or other tax, legal, regulatory, accounting or other reasons. Further, we and our portfolio entities will compensate one or more of these service providers and vendors owned by us or Other Blackstone Accounts through incentive-based compensation payable to their management teams and other related parties. The incentive-based compensation paid with respect to a portfolio entity or asset of ours or Other Blackstone Accounts will vary from the incentive-based compensation paid with respect to other portfolio entities and assets of ours and Other Blackstone Accounts and is expected to vary from those charged to third-party customers or clients of such service provider or vendor; as a result the management team or other related parties can be expected to have greater incentives with respect to certain assets and portfolio entities or third parties relative to others, and the performance of certain assets and portfolio entities or third parties may provide incentives to retain management that also service other assets and portfolio entities. Blackstone is not required to perform or obtain benchmarking analysis or third-party verification of expenses with respect to services provided on a cost reimbursement, no-profit, or break-even basis, or in respect of incentive-based compensation. There can be no assurance that amounts charged by portfolio entity service providers that are not controlled by us or Other Blackstone Accounts will be consistent with market rates or that any benchmarking, verification or other analysis will be performed with respect to such charges. In addition, while it is expected that we or Other Blackstone Accounts will engage in long-term or recurring contracts with portfolio entity service providers, the Adviser may not seek to benchmark or otherwise renegotiate the original fee arrangement for a significant period of time. In addition, Blackstone is not required to perform or obtain benchmarking analysis of expenses with respect to non-recurring contracts or services with portfolio entity service providers and will exclude non-recurring costs from benchmarking analysis when such analysis is required, and the determination of whether or not a contract or service is recurring or non-recurring will be made in the applicable portfolio entity management team's sole and subjective determination and can vary from portfolio entity to portfolio entity. With respect to any benchmarking performed, the related benchmarking expenses will be borne by us, Other Blackstone Accounts and their respective portfolio entities and will not offset the management fee.

In certain circumstances, we and Other Blackstone Accounts will enter into fee arrangements with portfolio entity service providers (including instances where the fee is structured as a cost-plus fee, i.e., the cost of services plus a fixed percentage). Where portfolio entity service providers have entered into such fee arrangements, there may be situations where the portfolio entity service providers' tax liabilities that are associated with the income received from us and/or Other Blackstone Accounts could be passed along to us such that we would ultimately be responsible for bearing such expenses. Accordingly, the Adviser may have an incentive to structure its fee arrangements with portfolio entity service providers in such a manner where we or an Other Blackstone Account may bear all or a portion of such portfolio entity service providers tax liabilities. As further noted above, no fees charged by these service providers and vendors in the fee arrangement discussed in this paragraph will offset or reduce management fees.

Additional Information. A service provider will, in certain circumstances, subcontract certain of its responsibilities to other portfolio entities of us and Other Blackstone Accounts. In such circumstances, the relevant subcontractor could invoice the portfolio entity for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio entity, if charging on a cost reimbursement, no-profit or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above. Similarly, Other Blackstone Accounts, their portfolio entities and Blackstone can be expected to engage our portfolio entities, including QTS Realty Trust, Tricon Residential Inc. ("Tricon"), American Campus Communities, April Housing and any of our future portfolio entities, to provide services, and these portfolio entities will generally charge for services in the same manner described above, but we generally will not be reimbursed for any costs (such as startup costs) relating to such portfolio entity incurred prior to such engagement.

Relationships with Portfolio Entities. Portfolio entities are or will be counterparties or participants in agreements, transactions or other arrangements with portfolio entities of Other Blackstone Accounts or Blackstone for the arranging, underwriting, syndication or refinancing of an Investment or other services provided by such portfolio entities or Blackstone (including without limitation, loan modification or restructuring services, loan servicing, administrative services, loan/asset management fees, fees for monitoring and oversight of loans, advisory services, property/asset management services, and title insurance services), that, although Blackstone determines to be consistent with the requirements of our organizational documents, would not have otherwise been entered into but for the affiliation with Blackstone, and which involve fees and/or servicing payments to Blackstone-affiliated entities which are not subject to management fee offset provisions. In connection with such relationships, Blackstone will, in certain circumstances, also make referrals and/or introductions to certain borrowers and/or issuers (which can be expected to result in financial incentives (including additional equity ownership) and/or milestones benefitting Blackstone that are tied or related to participation by such borrowers and/or issuers). We and our investors will not share in any fees or economics accruing to Blackstone as a result of these relationships and/or participation by such borrowers and/or issuers.

In addition, it is possible that certain portfolio entities of the Other Blackstone Accounts or companies in which the Other Blackstone Accounts have an interest will compete with us for one or more investment opportunities.

To the extent we enter into joint ventures with third parties which engage service providers and vendors as discussed herein, we may be allocated more fees, costs and expenses than our pro rata share.

We, Other Blackstone Accounts and their affiliates are expected to enter into joint ventures with third parties to which the service providers and vendors described above will provide services. In some of these cases, the joint venture partner may negotiate to not pay its pro rata share of fees, costs and expenses to be allocated as described above, in which case we, Other Blackstone Accounts and their affiliates that also use the services of the portfolio entity service provider will, directly or indirectly, pay the difference, or the portfolio entity service provider will bear a loss equal to the difference. Moreover, in certain circumstances, the joint venture partner may be allocated fees, costs and expenses pursuant to a different methodology than a portfolio entity's standard allocation methodology, which could result in us or the portfolio entities being allocated more fees, costs and expenses than we or they would otherwise be allocated solely pursuant to such standard allocation methodology. Portfolio entity service providers described in this section are generally owned and controlled by one or more Blackstone funds such as Other Blackstone Accounts. In certain instances, a similar company could be owned or controlled by Blackstone directly. Service providers described in this section are generally owned and controlled by a Blackstone fund, such as the Other Blackstone Accounts.

In addition, in the event of the disposition of an investment or a portfolio entity (whether by way of transfer to us, an Other Blackstone Account, a portfolio entity of the foregoing or Blackstone (as described below) or by way of a sale to a third party), such portfolio entity may continue to provide some or all of the services described herein to us, Other Blackstone Accounts, portfolio entities of the foregoing, joint venture partners or Blackstone, as applicable, even for a substantial period of time following such disposition. For example, a joint venture partner may retain or continue to retain Revantage (including with respect to fees for services described herein) or continue to work with Blackstone in connection with certain arrangements when and after we exited its investment therein. As such, Blackstone or a portfolio entity of ours may begin to earn fees or continue to earn fees from such investment for providing services to such investment, which will not offset or reduce the management fee or be shared with the stockholders in any way, and such fees may be the same or different compared to those charged to us or a portfolio entity of ours for the same or similar services as described above.

Portfolio entity service providers described in this section are generally owned and controlled by one or more Blackstone vehicles, such as us and Other Blackstone Accounts. In certain instances a similar company could be owned and controlled by Blackstone directly. Blackstone could cause a transfer of ownership of one of these service providers (or the employees, leases, contracts, a business unit or office assets of one service provider to another service provider) from us to an Other Blackstone Account, or from an Other Blackstone Account to us. The transfer of a portfolio entity service provider (or employees, leases, contracts, business units or office assets of such service provider) between us and an Other Blackstone Account (where we may be, directly or indirectly, a seller or a buyer in any such transfer) will generally be consummated for minimal or no consideration, and without obtaining any consent from the stockholders but only if a majority of our board of directors, and a majority of the affiliate transaction committee (which is composed of each of our independent directors), not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Blackstone has a general practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to Blackstone itself compared to those available to us for the same services. However, legal fees for unconsummated transactions are often charged at a discounted rate, such that if we consummate a higher percentage of transactions with a particular law firm than Blackstone, Other Blackstone Accounts and their affiliates, we could indirectly pay a higher net effective rate for the services of that law firm than Blackstone or Other Blackstone Accounts or their affiliates. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by us are different from those used by Blackstone, Other Blackstone Accounts and their affiliates and personnel, we can be expected to pay different amounts or rates than those paid by such other persons. Similarly, Blackstone, the Other Blackstone Accounts and their affiliates and we can be expected to enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with Blackstone) from time to time whereby such counterparty will, in certain circumstances, charge lower rates (or no fee) or provide discounts or rebates for such counterparty's products or services depending on the volume of transactions in the aggregate or other factors.

The Adviser is expected to outsource to third parties several of the services performed for us and/or our portfolio entities, including services (such as administrative, legal, accounting, tax, investment diligence (including sourcing), modeling and ongoing monitoring, preparing internal templates, memos, and similar materials or other related services in connection with the Adviser's analysis of investment opportunities, or other related services) that can be and/or historically have been performed in-house by the Adviser and its personnel. For example, third parties may assist the Adviser in preparing internal templates, memos, and similar materials in connection with the Adviser's analysis of investment opportunities. The fees, costs and expenses of such third-party service providers will be borne us, even if the Adviser would have borne such amounts if such services had been performed in-house (which, for the avoidance of doubt, would be in addition to any fees borne by us for similar services performed by the Adviser in-house in lieu of or alongside (and/or to supplement or monitor) such third parties). Outsourced services include certain services (such as fund administration, transactional legal advice, tax planning and other related services) that may also be provided by the Adviser in-house at our expense. From time to time, the Adviser may provide such services alongside (or supplement or use to monitor) a third-party service provider on the same matter or engagement and, in such cases, to the extent the expenses of the Adviser's services are borne by us, the overall amount of expenses borne by the stockholders will likely be greater than would be the case if only the Adviser or such third-party provided such services.

The decision to engage a third-party service provider and the terms (including economic terms) of such engagement will be made by the Adviser in its discretion, taking into account such factors as it deems relevant under the circumstances. In certain instances, outsourcing (including with respect to sourcing investments) can allow us to pursue transactions and activities that would otherwise not be feasible (because, for example, such transactions are too small in size). Certain third-party service providers and/or their employees (and/or teams thereof) will dedicate substantially all of their business time to us, Other Blackstone Accounts and/or their respective portfolio entities, while others will have other clients. In certain cases, third-party service providers and/or their employees (including part-time or full-time secondees to Blackstone) will spend some or all of their time at Blackstone offices, have dedicated office space at Blackstone, have Blackstone-related e-mail addresses, receive administrative support from Blackstone personnel or participate in meetings and events for Blackstone personnel, even though they are not Blackstone employees or affiliates. This creates a conflict of interest because Blackstone will have an incentive to outsource services to third parties due to a number of factors, including because the fees, costs and expenses of such service providers will be borne by us (with no reduction or offset to management fees) and retaining third parties will reduce the Adviser's internal overhead, compensation, benefits and costs for employees who would otherwise perform such services in-house. Such incentives likely exist even with respect to services where internal overhead, compensation and benefits are borne by us. Subject to the limitations set forth in our Advisory Agreement, costs, charges, specifically attributed or allocated by the Adviser and its affiliates to us may exceed what would be paid to an unaffiliated third party for substantially similar services.

In general, the involvement of third-party service providers presents a number of risks due to, among other factors, the Adviser's reduced control over the functions that are outsourced. In some cases, and subject to applicable law and contractual restrictions, third-party service providers are permitted to delegate all or a portion of their responsibilities relating to us and/or our portfolio entities to other third parties (including to their affiliates). Any such delegation could further reduce the Adviser's control over the outsourced functions, and the Adviser would lack direct oversight over the party to whom the responsibilities are delegated.

A third-party service provider could face conflicts of interest in carrying out its responsibilities relating to the Adviser, us and/or our portfolio entities, including (without limitation) in relation to the delegation of such responsibilities to other parties and the allocation of time, attention and resources to the Adviser, us and/or our portfolio entities as compared to the service provider's other clients. Third-party service providers could have incentives to carry out their responsibilities in a manner that does not advance the interests of us and/or our portfolio entities and often have no fiduciary obligation to act in the best interest of the Adviser, us and/or our portfolio entities. The Adviser has limited visibility into what conflicts of interest a third-party service provider might face and the extent to which any such conflicts impact the service provider's decision-making.

There can be no assurances that the Adviser will be able to identify, prevent or mitigate the risks of engaging third-party service providers (including the risk that such third-party service provider or its delegate will not perform the outsourced function with the same degree of skill, competence and efficiency as the Adviser would in the absence of an outsourcing arrangement). We could suffer adverse consequences from actions, errors or failures to act by such third parties or their delegates, and will have obligations, including indemnity obligations, and limited recourse against them. Outsourcing and the use of internal service providers will not occur uniformly for all Blackstone managed vehicles and accounts and the expenses borne by such vehicles and accounts will vary. Accordingly, certain costs could be incurred by (or allocated to) us through the use of third-party (or internal) service providers that are not incurred by (or allocated to) certain Other Blackstone Accounts for similar services.

The Adviser could similarly determine, subject to applicable law, to outsource certain services to Other Blackstone Accounts, portfolio entities of ours and/or Other Blackstone Accounts, stockholders, limited partners of Other Blackstone Accounts and affiliates of Blackstone, or to any of their respective related parties. The risks and conflicts described above would similarly apply in such circumstances, and such circumstances would raise additional conflicts.

In addition to the service providers (including portfolio entity service providers) and vendors described above, we will engage in transactions with one or more businesses that are owned or controlled by Blackstone directly, not through one of its funds, including the businesses described below. These businesses will, in certain circumstances, also enter into transactions with other counterparties of ours, portfolio entities as well as service providers and vendors. Blackstone could benefit from these transactions and activities through current income and creation of enterprise value in these businesses. No fees charged by these service providers and vendors will offset or reduce the Adviser's management fees. Furthermore, Blackstone, the Other Blackstone Accounts and their affiliates and related parties will use the services of these Blackstone affiliates, including at different rates. Although Blackstone believes the services provided by its affiliates are equal to or better than those of third parties, Blackstone directly benefits from the engagement of these affiliates, including from any profits generated by such affiliates as described in the following sentence, and there is therefore an inherent conflict of interest. As a result of services provided to us and our portfolio entities, affiliated service providers are permitted and could be expected to from time to time generate profits, including incidental profits from services provided to us and our portfolio entities.

Blackstone-affiliated service providers and vendors, include, without limitation:

LNLS. Lexington National Land Services ("LNLS") is a Blackstone affiliate that (i) acts as a title agent in facilitating and issuing title insurance, (ii) provides title support services for title insurance underwriters, (iii) in certain circumstances, provides courtesy title settlement services, and (iv) acts as escrow agent in connection with investments by us, Other Blackstone Accounts and their affiliates and related parties, and third parties, including, in certain cases, Blackstone's borrowers. In exchange for such services LNLS earns fees, which would have otherwise been paid to third parties. Blackstone generally will periodically benchmark relevant costs (including on a portfolio-wide basis in certain cases) unless market data is unavailable in the context of such transaction or is impractical or unduly burdensome to obtain or when LNLS is providing such services in a state where the insurance premium or escrow fee, as applicable, is regulated by the state or when LNLS is part of a syndicate of title insurance companies where the insurance premium is negotiated by other title insurance underwriters or their agents on an arm's-length basis. Such benchmarking, where conducted, will assess where LNLS rates are within a range that Blackstone has determined is reflective of a title agency rates in the applicable and comparable markets. LNLS rates will not necessarily be equal to or lower than the median within such range. There will be no related management fee offset for us. As a result, while Blackstone believes that LNLS will provide services equal to or better than those provided by third parties (even in jurisdictions where insurance rates are regulated), there is an inherent conflict of interest that gives Blackstone incentive to engage LNLS over a third party.

We and/or portfolio entities are expected to engage, subject to our governing documents, in the future with relevant businesses owned by Blackstone and/or Other Blackstone Accounts that will provide energy procurement, advisory, consulting and/or other services related to sustainability activities (including without limitation those related to establishment, implementation, assessment, attestation, monitoring and measurement of sustainability-related programs, processes, initiatives and improvements) (such businesses, collectively, "BX Energy Services"). We may make use of BX Energy Services in order to support our investment objectives. In particular, BX Energy Services is expected to provide (i) energy advisory services, including energy procurement strategy and contract support; (ii) energy brokering, procurement and power marketing, including purchases of energy on behalf of portfolio entities through a retail energy marketer or as a broker; (iii) renewable or other low-carbon energy procurement, including purchases of renewable energy and/or investment in renewable energy projects; (iv) bill management, including bill pay support, which may include paying of bills, checking for billing errors and tariff negotiation and (v) data and emissions inventories, including managing energy data and calculating emissions from energy purchases. As a centralized Blackstone platform combining purchasing power of its potential client participants (which could also include unaffiliated third parties), BX Energy Services is expected to be able to negotiate and provide pricing terms and quality of service that are more favorable than those that we and the portfolio entities could obtain for themselves on an individual basis, or from third parties.

Blackstone and Other Blackstone Accounts could benefit from these transactions and activities through current income and creation of enterprise value in BX Energy Services' businesses. Furthermore, Blackstone, the Other Blackstone Accounts and their portfolio entities and their affiliates and related parties will use the services of BX Energy Services, including at different rates as further described below. Although Blackstone believes the services provided by BX Energy Services are equal or better than those of third parties, Blackstone directly benefits from the engagement of BX Energy Services, and there is therefore an inherent conflict of interest.

We could acquire from or sell to Blackstone a service provider as an investment or participate alongside Blackstone in the acquisition of a service provider. Blackstone is expected to establish a valuation methodology in relation to any such sale or acquisition by us of a service provider. In addition, before entering into any transaction with respect to any such service provider, it is anticipated that Blackstone will obtain any consents that may be required under the Advisers Act or other applicable laws or regulations and our governing documents.

Certain Blackstone-affiliated service providers and their respective personnel will receive a management promote, an incentive fee and other performance-based compensation in respect of our investments, which fees and compensation are expected to be substantial in some cases and in the form of shares of our common stock. Furthermore, Blackstone-affiliated service providers can be expected to charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses), provided that these amounts will not exceed market rates as determined to be appropriate under the circumstances. We may engage Blackstone-affiliated service providers only if a majority of our board of directors, and a majority of the affiliate transaction committee (which is composed of each of our independent directors), not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

The Adviser and its affiliates, except in those instances where a market comparable cannot be determined, will make determinations of certain market rates (i.e., rates that fall within a range that the Adviser and its affiliates has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms and in certain circumstances, is expected to be in the top of the range) based on its consideration of a number of factors, which are generally expected to include the experience of the Adviser and its affiliates with non-affiliated service providers as well as benchmarking data and other methodologies determined by the Adviser and its affiliates to be appropriate under the circumstances. In respect of benchmarking, Blackstone undertakes no minimum amount of benchmarking and to the extent Blackstone does engage in benchmarking, it cannot be assured that such benchmarking will be accurate, comparable, or relate specifically to the assets or services to which such rates or terms relate. Whether or not Blackstone has a relationship with, or receives financial or other benefit from recommending a particular service provider, there can be no assurance that no other service provider is more qualified to provide the applicable services or could provide such services at lesser cost. While Blackstone often obtains benchmarking data regarding the rates charged or quoted by third parties for services similar to those provided by Blackstone affiliates in the applicable market or certain similar markets, relevant comparisons may not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., within property management services, different assets may receive different property management services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset-by-asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then owned or to be acquired (such as location or size), or the particular characteristics of services provided. Further, it could be difficult to identify comparable third-party service providers that provide services of a similar scope and scale as the Blackstone-affiliated service providers that are the subject of the benchmarking analysis. For these reasons, such market comparisons may not result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by us or by Other Blackstone Accounts and will not offset the management fee we pay to the Adviser. Finally, in certain circumstances, the Adviser can be expected to determine that third-party benchmarking is unnecessary, including in circumstances where the price for a particular good or service is mandated by law (e.g., title insurance in rate-regulated states) or because Blackstone has access to adequate market data (including from third-party clients of the Blackstone-affiliated service provider that is the subject of the benchmarking analysis) to make the determination without reference to third-party benchmarking. For example, in certain circumstances a Blackstone-affiliated service provider or a portfolio entity service provider could provide services to third parties, in which case if the rates charged to such third parties are consistent with the rates charged to us, Other Blackstone Accounts and their respective portfolio entities, then a separate benchmarking analysis of such rates is not expected to be prepared. Some of the services performed by Blackstone-affiliated service providers could also be performed by our sponsor from time to time and vice versa. Fees paid by us to, or value created by, other portfolio entity services providers or vendors do not offset or reduce the management fee we pay to the Adviser and are not otherwise shared with us.

For more information regarding our relationships with Blackstone entities providing services to us or our subsidiaries, see "Selected Information Regarding our Operations—Related Party Transactions" in the Prospectus, and "Related Party Transactions" in the notes to our consolidated financial statements appearing in this Annual Report on Form 10-K, each as incorporated herein by reference. Blackstone and Other Blackstone Accounts operate in multiple industries, including the real estate related information technology industry, and provide products and services to or otherwise contract with us, among others. In connection with any such investment, Blackstone and Other Blackstone Accounts (or their respective portfolio entities and personnel and related parties) can be expected to make referrals or introductions to us or other portfolio entities in an effort, in part, to increase the customer base of such companies or businesses or because such referrals or introductions will, in certain circumstances, result in financial benefits, such as cash payments, tax credits, additional equity ownership, participation in revenue share, accruing to the party making the introduction. Furthermore, such introductions or referrals may involve the transfer of certain personnel or employees among Blackstone and portfolio entities of ours and Other Blackstone Accounts which may result in a termination fee or similar payments being due and payable from one such entity to another. In the alternative, Blackstone may form a joint venture (or other business relationship) with such a portfolio entity to implement such arrangements, pursuant to which the joint venture or business provides services (including, without limitation, corporate support services, loan management services, management services, operational services, ongoing account services (e.g., interacting and coordinating with banks generally and with regard to any related "know your client" requirements), risk management services, data management services, consulting services (including AI Technologies), brokerage services, sustainability and clean energy consulting services, insurance procurement, placement, brokerage and consulting services, and other services to such portfolio entities) that are referred to the joint venture or business by Blackstone. Such referrals can be expected to be made by Blackstone in an effort, in part, to increase the customer base of such companies or businesses (and therefore the value of the investment held by us or Other Blackstone Accounts) or because such referrals or introductions will, in certain circumstances, result in financial benefits, such as cash payments, tax credits, additional equity ownership, or participation in revenue share and/or milestones benefitting the referring or introducing party that are tied or related to participation by the portfolio entities of ours and/or of Other Blackstone Accounts, accruing to the party making the introduction (e.g., personnel of Blackstone, including the Adviser's investment professionals). Such joint venture or business could use data obtained from such portfolio entities. We typically will not share in any fees, economics, equity or other benefits accruing to Blackstone, Other Blackstone Accounts and their respective portfolio entities as a result of such introduction. There may, however, be instances in which the applicable arrangements provide that we or our portfolio entities share in some or all of any resulting financial incentives (including, in some cases, cash payments, tax credits, additional equity ownership, participation in revenue share and/or milestones) based on structures and allocation methodologies determined in the sole discretion of Blackstone. Conversely, where we or one of our portfolio entities is the referring or introducing party, rather than receiving all of the financial incentives (including, in some cases, cash payments, tax credits, additional equity ownership, participation in revenue share and/or milestones) for similar types of referrals and/or introductions, such financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) may be similarly shared with the participating Other Blackstone Accounts or their respective portfolio entities.

Blackstone has also entered into certain investment management arrangements whereby it provides investment management services for compensation to insurance companies including (i) FGL Holdings, which was formerly known as Fidelity & Guaranty Life Insurance Company and was acquired by Fidelity National Financial Inc., and certain of its affiliates ("FGL"), (ii) Everlake Life Insurance Company and certain of its affiliates ("Everlake"), (iii) the insurance companies comprising Corebridge Financial, Inc.'s life and retirement business ("Corebridge") and (iv) certain subsidiaries of Resolution Life Group Holdings Ltd. As of the date hereof, Blackstone owns an indirect minority equity interest in the parent company of Everlake and Other Blackstone Accounts own the remaining equity interests in the parent company of Everlake, and Blackstone owns a minority equity interest in the parent company of Corebridge. The foregoing insurance company investment management arrangements will involve investments by such insurance company clients across a variety of asset classes (including investments that may otherwise be appropriate for us). As a result, in addition to the compensation Blackstone receives for providing investment management services to insurance companies in which Blackstone or an Other Blackstone Account owns an interest, in certain instances Blackstone receives additional compensation in its capacity as an indirect owner of such insurance companies and/or Other Blackstone Accounts. In the future, Blackstone will likely enter into similar arrangements with other portfolio entities of ours, Other Blackstone Accounts or other insurance companies. Such arrangements may reduce the allocations of investments to us, and Blackstone may be incentivized to allocate investments away from us to such insurance company client under such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to Blackstone relative to our terms.

With respect to transactions or agreements with portfolio entities (including, for the avoidance of doubt, long-term incentive plans) occurring at times when unrelated officers of a portfolio entity are not appointed, Blackstone can be expected to negotiate and execute agreements on behalf of the portfolio entity with Blackstone, us, Other Blackstone Accounts and their portfolio entities and affiliates and other related parties. These negotiations would not be arm's length and would entail conflicts of interest. Among the measures Blackstone can be expected to use to mitigate such conflicts is to involve outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms, or establish separate groups with information barriers within Blackstone to advise on each side of the negotiation and releases each of them from any liability arising from the existence of any such conflict of interest.

These conflicts related to portfolio entity transactions will not necessarily be resolved in our favor, and stockholders may not be entitled to receive notice or disclosure of the occurrence of these conflicts.

Certain assets related to our investments, owned by us, our portfolio companies and/or an Other Blackstone Account will, in certain circumstances, lease or permit temporary use of property by way of a lease or license, to or from Blackstone, Other Blackstone Account.

Certain assets related to our investments, owned by us, our portfolio companies and/or an Other Blackstone Account will, in certain circumstances, lease or permit temporary use of property by way of a lease or license, to or from Blackstone, Other Blackstone Accounts and their portfolio entities and affiliates and other related parties and service providers, including their suppliers, vendors, contractors and other advisors (including, but not limited to, law firms, accounting firms and other professional service providers). There can be no guarantee that any such leases or licenses will be made at or near market rates, subject to our governing documents. Further, Blackstone is generally expected to, but may not always, confirm market rates by reference to other leases or licenses it is aware of in the market (including those in the same building), which Blackstone expects to be generally indicative of the market given the scale of Blackstone's real estate business. Blackstone can be expected to nonetheless have conflicts of interest in making these determinations, and with regard to other decisions related to such assets and investments. For example, we may have consent rights over or be asked to approve leases or licenses, sales or evictions related to Other Blackstone Accounts, their portfolio entities and affiliates and other related parties and service providers, including their suppliers, vendors, contractors and other advisors (including, but not limited to, law firms, accounting firms and other professional service providers). There can be no assurance that we and our portfolio entities will lease to or from any such other related parties and service providers on terms as favorable to us and our portfolio entities as would apply if the counterparties were unrelated or lacked a pre-existing relationship with the Adviser and/or us.

We may enter into cross-collateralization or cross-guarantee or similar arrangements with Other Blackstone Accounts.

We and our portfolio entities may, subject to our governing documents, enter into cross-collateralization or cross-guarantee or similar arrangements with Other Blackstone Accounts and their portfolio entities, particularly in circumstances in which more attractive financing terms are available through a cross-collateralized or cross-guarantee arrangement, particularly in circumstances where the assets of each portfolio entity are similar in nature. It is often better (or commercially required) for a counterparty to view the various entities as one single "Blackstone" party and therefore appropriate for these obligations to be addressed among Other Blackstone Accounts by way of a back-to-back or reimbursement type agreement. Also, it is expected that cross-collateralization will generally occur at portfolio entities rather than us for obligations that are not recourse to us except in limited circumstances such as "bad boy" events. We also expect to form certain alternative investment vehicles, special purpose vehicles and holding vehicles, which may involve cross-guarantees or other cross-collateralization arrangements. While cross-collateralization of investments may enable us to obtain more favorable terms in respect of certain indebtedness across certain investments (for example, such as where investments of different but overlapping classes are located in the same region or are a part of a larger portfolio) on a modest scale, any cross-collateralization arrangements with Other Blackstone Accounts could result in us losing its interests in otherwise performing investments or other assets due to poorly performing or non-performing investments or other assets of Other Blackstone Accounts in the collateral pool or such persons otherwise defaulting on their obligations under the terms of such arrangements (and, for the avoidance of doubt, our obligations under such cross-collateralization arrangements are expected to apply to investments in which we have not participated). We can, in certain circumstances, be exposed to risks associated with borrowings or other indebtedness of Other Blackstone Accounts when such other entities are not in turn exposed to risks associated with our borrowing for a similar purpose if, for example, such other entities or the partners thereof are excused from cross-collateralizing certain partnership expenses, management fees or other obligations of us and Other Blackstone Accounts. Through cross-collateralization, cross-guarantees or similar arrangements, we may nevertheless be indirectly exposed to risks associated with leverage on fees, expenses and/or other obligations of us.

Agreements we enter with respect to service and products purchased on a group basis may result in conflicts of interest due to the allocation of the costs and benefits of these agreements.

We will enter into agreements, transactions or arrangements regarding group procurement (such as CoreTrust Purchasing Group LLC, a group purchasing organization currently owned by an Other Blackstone Account), benefits management and purchase of title and other insurance policies (which can be expected to include brokerage and placement thereof), and such agreements, transactions, or arrangements will from time to time be discounted due to scale or pooled across portfolio entities. This could include sharing of deductibles and other forms of shared risk retention from a third party or a Blackstone affiliate, and other operational, administrative or management related initiatives. For example, it is anticipated that Blackstone will encourage portfolio entities of ours or of Other Blackstone Accounts to participate in, or engage a specific vendor (which could itself be a portfolio entity or an affiliate thereof) as part of, a program or arrangement (such as a group procurement organization) designed to help such portfolio entities obtain volume-based (or similar) discounts or benefits in connection with goods and/or services they purchase from, through or with the assistance of such vendor, program or arrangement (including, without limitation, benefits received in connection with insurance policies provided, procured, introduced, brokered or sourced by, through or with the assistance of such vendor, program or arrangement). Some of these programs or arrangements result in commissions, discounts, rebates, revenue shares, or similar payments or benefits received (including from the vendor) by Blackstone, its personnel or Other Blackstone Accounts and their portfolio entities, including as a result of transactions entered into by us, and those payments or benefits could be calculated based on the amount of payments made by portfolio entities for the goods and services they purchase through or with the assistance of such program or arrangement (or calculated using a different methodology). Any such payments or benefits received by Blackstone, its personnel, us, Other Blackstone Accounts or their respective portfolio entities will not offset the management fee payable to the Adviser. Blackstone can be expected to also receive consulting, usage or other fees from the parties to these group procurement arrangements. To the extent that a portfolio entity of an Other Blackstone Account is providing such a service, the benefits received by the particular portfolio entity providing the service will, in certain circumstances, be greater than those received by us in receiving the service. Moreover, Blackstone will allocate the cost of these programs or arrangements, including of the various services and products purchased on a group basis, among us, Other Blackstone Accounts, and their portfolio entities. In addition, certain services and products (including, but not limited to the provision of electronic subscription documents) are expected to be provided to us and Other Blackstone Accounts across Blackstone business units and the allocation of related costs and expenses between us and Other Blackstone Accounts could be determined, among other factors, by the timing and extent to which us and Other Blackstone Accounts are to engage or receive such services or products. For example, we may be required to pay an additional or higher fee as compared with Other Blackstone Accounts if onboarded with a service provider at a different time than Other Blackstone Accounts, including due to volume-based (or similar) discounts resulting from its participation and the participation of Other Blackstone Accounts. Conflicts exist in the allocation of the costs and benefits of these arrangements.

We will purchase or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) to insure us, our portfolio properties, the Adviser, Blackstone and their respective directors, officers, employees, agents and representatives and other indemnified parties (and in certain circumstances, such person's agents and representatives), against liability in connection with our activities. This includes a portion of any premiums, fees, costs and expenses for one or more "umbrella", group or other insurance policies maintained by Blackstone that cover one or more of us and Other Blackstone Accounts, the Adviser and Blackstone (including their respective directors, officers, employees, agents and representatives and other indemnified parties). The Adviser and its affiliates will make judgments about the allocation of premiums, fees, costs and expenses for such "umbrella", group or other insurance policies among one or more of us and Other Blackstone Accounts, the Adviser and Blackstone on a fair and reasonable basis, in their discretion, and may make corrective allocations should they determine subsequently that such corrections are necessary or advisable. For example, some property insurance could be allocated on a property-by-property basis in accordance with the relative values of the respective assets that are insured by such policies.

Similarly, we and our portfolio entities may enter into arrangements with Other Blackstone Accounts and their respective portfolio entities whereby insurance is procured as a group where the insurance provider may charge lower premiums to the group than it would on an individual basis. In such event, the obligation to pay the premiums on such group policies may be allocated in accordance with the relative values of the respective entities that are insured by such policies (or other factors that Blackstone may reasonably determine). Additionally, we and Other Blackstone Accounts (and their portfolio entities) will, in certain circumstances, jointly contribute to a pool of funds that can be expected to be used to pay losses that are subject to the deductibles on any group insurance policies, which contributions may similarly be allocated in accordance with the relative values of the respective assets that are insured by such policies (or other factors that Blackstone may reasonably determine).

In respect of such insurance arrangements, Blackstone can be expected to make corrective allocations from time to time should it determine subsequently that such adjustments are necessary or advisable. There can be no assurance that different allocations or arrangements than those implemented by Blackstone as provided above would not result in us bearing less (or more) premiums, deductibles, fees, costs and expenses for insurance policies.

We and Other Blackstone Accounts (and their portfolio entities) will also, in certain circumstance (including with respect to property insurance and terrorism insurance), self-insure through a captive insurance company (the "Captive") owned entirely by its participants (including us and such Other Blackstone Accounts). This arrangement is expected to provide us with greater control over our insurance program and reduce overall costs of insurance through lower premiums and reduction or elimination of insurance brokerage costs. An affiliate of our sponsor provides oversight of the Captive's management, sits on the boards of the Captive's cells, provides a guarantee for a letter of credit to help capitalize the Captive and receives a fixed fee based on a percentage of the gross premiums (subject to the benchmarking process described above). A third-party insurance services firm provides brokerage, risk management, claims oversight, credit support, administration and insurer management services to the Captive. The fees and expenses of the Captive, including insurance premiums and fees paid to its manager, are borne by us and Other Blackstone Accounts pro rata based on estimates of insurance premiums that would have been payable for each party's respective properties in each respective asset class, as benchmarked by third parties, and will be paid by each participant annually. While we do not expect to provide any funding in addition to such annual contribution, it is possible that each member of the Captive, including us, is required to make additional capital contributions in certain circumstances. We may, however, be negatively affected to the extent there are disproportionate losses incurred on properties held by Other Blackstone Accounts participating in the Captive, including through increased future premiums or the lost ability to recoup capital contributions, and there can be no assurance that the arrangement will not result in under- or over-allocation of costs to us relative to Other Blackstone Accounts or that different allocations or arrangements than those provided above would not result in us and our portfolio companies bearing less (or more) premiums, deductibles, fees, costs and expenses for insurance policies.

Further, we, Other Blackstone Accounts or our respective portfolio companies may enter into arrangements with insurance carriers whereby properties are subject to deductibles that are less than the deductibles shown on the insurance policy declarations provided to third parties, such as lenders. In such situations, we and Other Blackstone Accounts may enter into deductible indemnity endorsements whereby we, Other Blackstone Accounts and our respective portfolio entities agree to pay the insurance carrier the difference between the higher deductible policy and lower contractual deductible in the event of a loss under the insurance policy. The Captive currently engages, and is expected to continue to engage, one or more portfolio companies of us and Other Blackstone Accounts (including Revantage) to provide corporate support services in respect of its activities (including assisting with Captive structuring, related insurance placement and oversight and administration of claims). In connection therewith, Revantage is expected to earn commissions for such services related to the Captive property program placement, terrorism insurance, casualty program and other lines of coverage and may earn additional commissions during each such policy year. Such commissions will initially be used to offset costs of the Captive (which may include fees to Blackstone and allocated costs associated with Revantage's account payroll, professional services, travel and entertainment, employee development, technology costs and facilities and office services), with any excess funds being returned to or used for the benefit of participating funds in a reasonable manner, which may include reserving for (or advance payment of) additional anticipated costs or direct reimbursement in accordance with a reasonable allocation. Any such services and fees are in addition to the services provided and fees received by Blackstone.

The potential receipt of compensation by Blackstone related to data management services provided to portfolio properties, us and Other Blackstone Accounts may cause us to invest in portfolio entities that we may not otherwise have invested in or on terms and conditions less favorable to us than we would have otherwise sought to obtain.

Revantage provides data management services to portfolio properties and may also provide such services directly to us and Other Blackstone Accounts (collectively, "Data Holders") and Blackstone or an affiliate of Blackstone formed in the future may also provide data management services. Such services can be expected to include assistance with obtaining, analyzing, curating, processing, packaging, distributing, organizing, mapping, holding, transforming, enhancing, marketing and selling such data (among other related data and consulting services) for monetization through licensing or sale arrangements with third parties and, subject to the requirements under our charter (including any necessary approval of by our board of directors, including a majority of our independent directors not interested in the transaction) and any other applicable contractual limitations, with us, Other Blackstone Accounts, portfolio properties and other Blackstone affiliates and associated entities (including funds in which Blackstone and Other Blackstone Accounts make investments, and portfolio entities thereof). If Blackstone enters into data services arrangements with portfolio entities and receives compensation from such portfolio entities for such data services, we will indirectly bear its share of such compensation based on its pro rata ownership of such portfolio entities. Where Blackstone believes appropriate, data from one Data Holder will be aggregated or pooled with data from other Data Holders. Any revenues arising from such aggregated or pooled data sets would be allocated between applicable Data Holders on a fair and reasonable basis as determined by Blackstone in its discretion, with Blackstone able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable. If Blackstone in the future enters into data services arrangements with portfolio entities and such portfolio entities pay Blackstone compensation for such data services, we will indirectly bear its share of the cost of such compensation based on its ownership of such portfolio entities, which would be in addition to any annual flat fee paid as part of the expenses for data science-related services. To the extent Blackstone receives compensation for such data services, such compensation would include a percentage of the revenues generated through any licensing or sale arrangements with respect to the relevant data as well as fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). Such compensation will not offset or reduce the management fee or any other fees or expenses borne by us or otherwise shared with the us. Additionally, Blackstone is also expected to share and distribute the products from such data management services within Blackstone or its affiliates (including Other Blackstone Accounts or their portfolio entities) at no charge and, in such cases, the Data Holders will not receive any financial or other benefit from having provided such data to Blackstone. The potential receipt of such compensation by Blackstone creates incentives for the Adviser to cause us to invest in portfolio entities with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.

Blackstone has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Because Blackstone has many different asset management and advisory businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than it would otherwise be subject to if it had just one line of business.

We may be subject to potential conflicts of interest as a consequence of family relationships that Blackstone employees have with other real estate professionals.

Additionally, certain personnel and other professionals of Blackstone have family members or relatives that are actively involved in industries and sectors in which we invest and/or have business, personal, financial or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be officers, directors, personnel or owners of companies or assets which are actual or potential investments of us or our other counterparties and portfolio properties. Moreover, in certain instances, we can be expected to purchase or sell companies or assets from or to, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships also have the potential to influence Blackstone, in deciding whether to select, recommend or create certain service providers to perform services for us or a portfolio entity (the cost of which will generally be borne directly or indirectly by us or such portfolio entity, as applicable) and to incentivize Blackstone to engage such service provider over another third-party. The fees for services provided by such service providers may or may not be at the same rate charged by other third parties and Blackstone undertakes no obligations to select service providers who may have lower rates. In most such circumstances, we will not be precluded from undertaking any of these investment activities or transactions. To the extent Blackstone determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser.

We may be subject to potential conflicts of interest as a consequence of secondments and internships.

Certain personnel of Blackstone and its affiliates, and the Consultants, will, in certain circumstances, be seconded to serve internships at, receive trainings from or otherwise provide consulting services to one or more portfolio entities, vendors, personnel, service providers or limited partners of Other Blackstone Accounts to provide finance, accounting, operational support, property management, legal, technology, data management and other similar services, including the sourcing of investments for us or other parties. The salaries, benefits, overhead and other expenses for such personnel or otherwise related to such arrangements are expected to be borne by (i) Blackstone, (ii) the organization for which the personnel are working (including fees for acquisition and/or transaction services to brokers, Consultants (including sustainability consultants) or other finders) or such portfolio entities, vendors and service providers or limited partners of Other Blackstone Accounts or (iii) in certain circumstances, both (in each case depending upon the facts and circumstances associated with such arrangements). In addition, personnel of portfolio entities, vendors, service providers (including law firms and accounting firms) and limited partners of Other Blackstone Accounts will, in certain circumstances, be seconded to, serve internships at, receive training from or otherwise provide consulting services to, Blackstone, us, Other Blackstone Accounts and the portfolio entities of ours and Other Blackstone Accounts. While often we, Other Blackstone Accounts and their portfolio entities are the beneficiaries of these types of arrangements, Blackstone is from time to time a beneficiary of these arrangements as well, including in circumstances where the vendor, personnel or service provider or otherwise also provides services to us, Other Blackstone Accounts, their portfolio entities or Blackstone in the ordinary course.

We or our portfolio entities can be expected to pay compensation or cover fees or expenses associated with such secondees and interns. If Blackstone or its affiliates pay compensation or cover expenses associated with such secondees and interns, Blackstone or such affiliates can, in certain circumstances, be expected to seek reimbursement from us for such amounts. If a portfolio entity of ours pays fees or expenses associated with such secondees or interns (including by means of reimbursing Blackstone or the Adviser for such fees or expenses), those fees and/or expenses will be borne indirectly by us. Additionally, the Adviser, Blackstone, Other Blackstone Accounts or their respective portfolio entities could receive benefits from arrangements, including arrangements at no or reduced cost, that they have with secondees or interns employed by service providers or vendors (or affiliates thereof) that provide services to, or whose employees serve as secondees or interns to, Other Blackstone Accounts (or its portfolio entities) that bears the compensation, fees or expenses associated with such services, secondees or interns. Furthermore, such arrangements, including at no or reduced cost, could include secondees or interns who perform services for the benefit of Blackstone Other Blackstone Accounts or their respective portfolio entities that do not benefit us, an Other Blackstone Account or its portfolio entities. Such arrangements could give Blackstone or the Adviser an incentive to favor the company that employs the secondees or interns (including in connection with determining whether an Other Blackstone Account should engage, or continue to engage, such company for services). To the extent such fees, compensation or other expenses are borne by us, including indirectly through its portfolio entities or reimbursement to Blackstone for such costs, our fee will not be offset or reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto. The personnel described above can be expected to provide services in respect of multiple matters, including in respect of matters related to Blackstone, us, Other Blackstone Accounts, portfolio entities, each of their respective affiliates and related parties, and any costs of such personnel can be expected to be allocated accordingly. Blackstone will endeavor in good faith to allocate the costs of these arrangements, if any, to Blackstone, us, Other Blackstone Accounts, portfolio entities and other parties based on time spent by the personnel or another methodology Blackstone deems appropriate in a particular circumstance (including, without limitation, taking into account historical or anticipated utilization of such services by us and such Other Blackstone Accounts).

In addition, there may be instances where current and former employees of Other Blackstone Accounts' portfolio entities are seconded to, or temporarily hired by, our portfolio entities or, at times, our investments directly. Such secondments or temporary hiring of current and former employees of Other Blackstone Accounts' portfolio entities by our portfolio entities (or its investments) may result in a potential conflict of interest between our portfolio entities and those of such Other Blackstone Accounts. The costs of such employees are expected to be borne by us or its relevant portfolio entities, as applicable, and the fees paid by us or such portfolio entities to, other portfolio entity service providers or vendors do not offset or reduce the management fee.

The Adviser, its affiliates and their personnel and related parties will receive intangible and other benefits, discounts and perquisites arising or resulting from their activities on behalf of us, the value of which will not offset or reduce management fees or otherwise be shared with us, our portfolio companies or the stockholders. For example, airline travel or hotel stays will result in "miles" or "points" or credit in loyalty or status programs, and certain purchases made by credit card will result in "credit card points", "cash back" or rebates in addition to such loyalty or status program miles or points. Such benefits will, whether or not de minimis or difficult to value, inure exclusively to the benefit of the Adviser, its affiliates or their personnel or related parties receiving them, even though the cost of the underlying service is borne by us and/or by our portfolio entities. Similarly, the Adviser, its affiliates and their personnel and related parties, and third parties designated by the foregoing, also receive discounts on products and services provided by portfolio entities and customers or suppliers of such portfolio entities. In addition, the cost of airline travel incurred as our expenses for personnel of the Adviser travelling for appropriate purposes related to us (including, without limitation, travel related to a portfolio entity, a prospective portfolio entity or other matter related to us) will in certain cases also benefit such personnel of the Adviser to the extent the trip also serves a personal purpose.

We are subject to conflicts of interest related to tenants.

Certain properties owned by us and/or an Other Blackstone Account will, in certain circumstances, be leased out to tenants that are affiliates of Blackstone, including but not limited to Other Blackstone Accounts and/or their respective portfolio companies, which would give rise to a conflict of interest. In such events, the Adviser will endeavor to ensure that such conflicts are resolved in a fair and equitable manner, subject to applicable oversight of the board of directors.

We are party to an uncommitted line of credit with an affiliate of Blackstone.

We have entered into an uncommitted line of credit with Blackstone Holdings Finance Co. L.L.C., an affiliate of Blackstone, pursuant to which we may borrow up to $75.0 million at an interest rate equal to the then-current interest rate offered by an unaffiliated third-party lender or, if no such rate is available, the SOFR rate applicable to such loan plus 2.50%. Because this line of credit is with an affiliate of Blackstone, the terms of the agreement were not negotiated at arm's-length. Blackstone may face conflicts of interest in connection with any borrowings or disputes under this uncommitted line of credit.

The personnel of the Dealer Manager and the Adviser may trade in securities for their own accounts, subject to restrictions applicable to Blackstone personnel.

The officers, directors, members, managers and employees of the Dealer Manager and the Adviser can be expected to trade in securities, including the securities of our portfolio companies and portfolio companies of Other Blackstone Accounts, and make personal investments for their own accounts, subject to restrictions and reporting requirements as may be required by law and Blackstone policies, or otherwise determined from time to time by the Dealer Manager or the Adviser. Such personal securities transactions and investments will, in certain circumstances, result in conflicts of interest, including to the extent they relate to (i) a company in which we hold or acquire an interest (either directly through a privately negotiated investment or indirectly through the purchase of securities or other traded instruments related thereto) and (ii) entities that have interests which are adverse to ours or pursue similar investment opportunities as us.

We have and expect to continue to have a diverse stockholder group and the interests of our stockholders may conflict with one another and may conflict with the interests of investors in other vehicles that we co-invest with.

Our stockholders may have conflicting investment, tax and other interests with respect to their investments in us and with respect to the interests of investors in other investment vehicles managed or advised by the Adviser or its affiliates that participate in the same investments as us. The conflicting interests of individual stockholders with respect to other stockholders and relative to investors in other investment vehicles and investors relate to, among other things, the nature, structuring, financing, tax profile and timing of disposition of investments. In certain circumstances, we may provide financing, guarantees, enter into currency or derivative transactions or other similar arrangements for access funds primarily created to hold shares of our common stock, including in order to support currency hedging programs at such access funds. These arrangements may cause us to use our funds for such arrangements as opposed to alternative uses and could expose us to certain risks. The Adviser may as a result have conflicts in making these decisions, which may be more beneficial for one or more (but not all) stockholder than for other stockholders. In addition, we may make investments that may have a negative impact on related investments made by the stockholders in separate transactions. In selecting and structuring investments appropriate for us, the Adviser considers the investment, tax and other objectives of us (including our qualification as a REIT) and our stockholders (and those of investors in other investment vehicles managed or advised by the Adviser or its affiliates) that participate in the same investments as us, not the investment, tax or other objectives of any stockholder individually. In addition, certain investors may also be limited partners in Other Blackstone Accounts, including supplemental capital vehicles and co-investment vehicles that invest alongside us in one or more investments, which could create conflicts for the Adviser in the treatment of different investors.

Stockholders may also include affiliates of Blackstone, such as Other Blackstone Accounts, affiliates of portfolio entities, charities or foundations associated with Blackstone personnel and current or former Blackstone personnel, Blackstone's senior advisors and operating partners, and any such Blackstone affiliates, funds or persons may also invest in us. Except as provided in our charter, all of these Blackstone-related stockholders will have equivalent rights to vote and withhold consents as nonrelated stockholders. Nonetheless, Blackstone may have the ability to influence, directly or indirectly, these Blackstone-related stockholders.

We may be subject to additional potential conflicts of interests as a consequence of Blackstone's status as a public company.

As a consequence of Blackstone's status as a public company, our officers, directors, members, managers and employees and those of the Adviser may take into account certain considerations and other factors in connection with the management of the business and affairs of us and our affiliates that would not necessarily be taken into account if Blackstone were not a public company.

We may make contributions to charitable initiatives, certain communities and/or related organizations or other non-profit organizations that the Adviser believes could be beneficial to us.

To the fullest extent permitted by law, the Adviser may, from time to time, require, cause or invite us and/or a portfolio entity to make contributions to charitable initiatives, certain communities and/or related organizations or other non-profit organizations that the Adviser believes could, directly or indirectly, enhance the value of our investments, assist in completing an acquisition of a portfolio entity or other transaction (whether or not documented at the time of such acquisition or transaction) or otherwise serve a business purpose for, or be beneficial to, us or our portfolio entities. Such contributions could be designed to benefit employees of a portfolio entity, the community in which a portfolio entity operates or a charitable cause essential to, or consistent with, the business purpose of a portfolio entity. In certain instances, such charitable initiatives could be sponsored by, affiliated with or related to current or former employees of Blackstone, portfolio entity management teams, advisors, service providers, vendors, joint venture partners, and/or other persons or organizations associated with Blackstone, us, Other Blackstone Accounts or the portfolio entities. These relationships could influence the Adviser's decision whether to require, cause or invite us or portfolio entities to make charitable contributions. Further, from time to time, such charitable contributions by us or the portfolio entities could supplement or replace charitable contributions that Blackstone would have otherwise made. Also, in certain instances, the Adviser may, from time to time, select a service provider or other counterparty to us or its investments based, in part, on the charitable initiatives of such person where the Adviser believes such charitable initiatives could, directly or indirectly, enhance the value of our investments or otherwise be beneficial to the portfolio entities.

We, Other Blackstone Accounts and their portfolio entities may engage in permissible political activities with the intent of furthering our or their business interests or otherwise.

We, Other Blackstone Accounts and their portfolio entities may, in the ordinary course of our or their respective businesses, make political contributions to elected officials, candidates for elected office or political organizations, hire lobbyists or engage in other permissible political activities with the intent of furthering our or their business interests or otherwise. In certain circumstances, there may be initiatives where such activities are coordinated by Blackstone for the benefit of us, Other Blackstone Accounts and/or their portfolio entities. The interests advanced by a portfolio entity through such activities may, in certain circumstances, not align with or be adverse to our interests, the interests of our stockholders or the interests of Other Blackstone Accounts or their other portfolio entities. The costs of such activities may be allocated among us, Other Blackstone Accounts and their portfolio entities (and borne indirectly by our stockholders). While the costs of such activities will typically be borne by the entity undertaking such activities, such activities may also directly or indirectly benefit us, Other Blackstone Accounts, their portfolio entities or Blackstone (it being understood that to the extent the Adviser determines that such activities are in the best interests of an investment, us and/or Other Blackstone Accounts, then such vehicle, as applicable, is expected to bear its pro rata share of such costs). There can be no assurance that any such activities will be successful in advancing our interests or the interests of Other Blackstone Accounts or a portfolio entity or otherwise benefit such entities.

Any such charitable contributions or political contributions made by us or the portfolio entities, if material, could affect our performance in respect of the relevant investment and will not offset management fees payable by us. There can be no assurance that any such activities will actually be beneficial to or enhance the value of us or the portfolio entities, or that the Adviser will be able to resolve any associated conflict of interest in favor of us.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We expect to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

- we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at regular corporate income tax rates;
- any resulting tax liability could be substantial and could have a material adverse effect on our book value;
- unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and therefore, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and
- we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to our stockholders under our share repurchase plan will not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase our costs or reduce our equity.

Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.

To qualify as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Compliance with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities (other than securities that qualify for the straight debt safe harbor) of any one issuer or more than 10% of the value of the outstanding securities of more than any one issuer unless we and such issuer jointly elect for such issuer to be treated as a "taxable REIT subsidiary" under the Code. Debt will generally meet the "straight debt" safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower's discretion, or similar factors. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% may be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions in order to avoid losing our REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain our qualification as a REIT, we may be forced to liquidate assets from our portfolio or not make otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Our charter does not permit any person or group to own more than 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of the aggregate of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all classes or series in excess of these 9.9% limits would not be effective without an exemption (prospectively or retroactively) from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our charter prohibits beneficial or constructive ownership by any person or group of more than 9.9%, in value or number of shares, whichever is more restrictive, of the shares of our outstanding common stock, or 9.9% in value or number of shares, whichever is more restrictive, of the aggregate of our outstanding capital stock of all classes or series, which we refer to as the "Ownership Limit." The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.9% of our outstanding common stock or our capital stock by a person could cause another person to constructively own in excess of 9.9% of our outstanding common stock or our capital stock, respectively, and thus violate the Ownership Limit. There can be no assurance that our board of directors, as permitted in the charter, will not decrease this Ownership Limit in the future. Any attempt to own or transfer shares of our common stock or capital stock in excess of the Ownership Limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of our charter to a charitable trust, and the person who attempted to acquire such excess shares not having any rights in such excess shares, or in the transfer being void.

The Ownership Limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status).

The exemptions to the Ownership Limit granted to date may limit our board of directors' power to increase the Ownership Limit or grant further exemptions in the future.

Non-U.S. holders may be subject to U.S. federal income tax upon their disposition of shares of our common stock or upon their receipt of certain distributions from us.

In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder (as such term is defined below under "Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock" in the Prospectus), other than a "qualified shareholder" or a "withholding qualified holder," that disposes of a "U.S. real property interest" ("USRPI") (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), on the amount received from such disposition. Such tax does not apply, however, to the disposition of stock in a REIT that is "domestically controlled." Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure you that we qualify or will qualify as a domestically controlled REIT at any time. If we were to fail to so qualify, amounts received by a non-U.S. holder on certain dispositions of shares of our common stock (including a redemption) would be subject to tax under FIRPTA, unless (i) our shares of common stock were regularly traded on an established securities market and (ii) the non-U.S. holder did not, at any time during a specified testing period, hold more than 10% of our common stock. See "Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Sales of Our Common Stock" in the Prospectus.

A non-U.S. holder other than a "qualified shareholder" or a "withholding qualified holder," that receives a distribution from a REIT that is attributable to gains from the disposition of a USRPI as described above, including in connection with a repurchase of our common stock, is generally subject to U.S. federal income tax under FIRPTA to the extent such distribution is attributable to gains from such disposition, regardless of whether the difference between the fair market value and the tax basis of the USRPI giving rise to such gains is attributable to periods prior to or during such non-U.S. holder's ownership of our common stock. In addition, a repurchase of our common stock, to the extent not treated as a sale or exchange, may be subject to withholding as an ordinary dividend. See "Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Distributions, and—Repurchases of our Common Stock" in the Prospectus.

We seek to act in our best interests as a whole and not in consideration of the particular tax consequences to any specific holder of our stock. Potential non-U.S. holders should inform themselves as to the U.S. tax consequences, and the tax consequences within the countries of their citizenship, residence, domicile, and place of business, with respect to the purchase, ownership and disposition of shares of our common stock.

Investments outside the United States may subject us to additional taxes and could present additional complications to our ability to satisfy the REIT qualification requirements.

Non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes. In addition, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are typically structured differently than they are in the United States or are subject to different legal rules may present complications to our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements.

We may incur tax liabilities that would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT (a "prohibited transaction" under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect) we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our taxable REIT subsidiaries, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.

Our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in our best interests and in the best interests of our stockholders. In this event, we would become subject to U.S. federal income tax on our taxable income and we would no longer be required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless you are a tax-exempt entity, you may be forced to use funds from other sources to pay your tax liability on the reinvested dividends.

Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates.

Currently, the maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rate. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

However, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which reduces the effective tax rate on such dividends. See "Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock—Distributions Generally" in the Prospectus. You are urged to consult with your tax advisor regarding the effect of this change on your effective tax rate with respect to REIT dividends.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock.

Legislation has been previously proposed that includes, among other changes, increases in the corporate and capital gains rates and an overhaul of the international tax rules. It is unclear whether any legislation will be enacted into law or, if enacted, what form it would take, and it is also unclear whether there could be regulatory or administrative action that could affect U.S. tax rules. The current U.S. presidential administration recently signed into law the "One Big Beautiful Bill Act" (the "OBBBA") which includes several new provisions (and other amendments) to the Code (including with respect to the LIHTC program). How the OBBBA will be implemented will depend on future administrative guidance and court rulings. The U.S. Congress may also pass additional tax reform legislation in the future. The timing and details of any such guidance, ruling and legislation, and the impact of the OBBBA and any other potential tax changes on us is uncertain.

Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the impact of the recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. The impact of tax reform and any potential tax changes on an investment in our shares is uncertain. Prospective investors should consult their own tax advisors regarding changes in tax laws.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans, for which the IRS has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

If our Operating Partnership failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.

If the IRS were to successfully challenge the status of our Operating Partnership as a partnership or disregarded entity for U.S. federal income tax purposes, it would be taxable as a corporation. In the event that this occurs, it would reduce the amount of distributions that our Operating Partnership could make to us. This would also result in our failing to qualify as a REIT and becoming subject to a corporate-level tax on our income, which would substantially reduce our cash available to pay distributions and the yield on your investment.

Tax protection agreements could limit our ability to sell or otherwise dispose of property contributed to our Operating Partnership.

In connection with a contribution of property to our Operating Partnership, our Operating Partnership may enter into a tax protection agreement with the contributor of such property that provides that if we dispose of any interest in the contributed property in a taxable transaction within a certain time period, subject to certain exceptions, we may be required to indemnify the contributor for its tax liabilities attributable to the built-in gain that exists with respect to such property interests, and the tax liabilities incurred as a result of such tax protection payment. Therefore, although it may be in our stockholders' best interests that we sell the contributed property, it may be economically prohibitive for us to do so because of these obligations.

Tax protection agreements may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under a tax protection agreement, our Operating Partnership may provide the contributor of property the opportunity to guarantee debt or enter into a deficit restoration obligation. If we fail to make such opportunities available, we may be required to deliver to such contributor a cash payment intended to approximate the contributor's tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. These obligations may require our Operating Partnership to maintain more or different indebtedness than we would otherwise require for our business.

Retirement Plan Risks

If the fiduciary of an employee benefit plan or a plan, account or other similar retirement arrangement which is subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or Section 4975 of the Code fails to meet the fiduciary and other standards under ERISA, the Code or common law as a result of an investment in shares of our common stock, the fiduciary could be subject to civil penalties.

There are special considerations that apply to investing in our shares on behalf of a trust, pension, profit sharing or 401(k) plans, health or welfare plans, trusts, individual retirement accounts, or IRAs, or Keogh plans. If you are investing the assets of any of the entities identified in the prior sentence in our common stock, you should satisfy yourself that among other matters:

- the investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;
- the investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;
- the investment will not impair the liquidity of the trust, plan or IRA;
- the investment will not produce "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and
- the investment will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

If our assets at any time are deemed to constitute "plan assets" under ERISA, that may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.

Stockholders that are "benefit plan investors" (within the meaning of ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the "Plan Assets Regulation")) (a "Benefit Plan Investor") should consult their own advisors as to the effect of ERISA and Section 4975 of the Code on an investment in the shares. As discussed under "Certain ERISA Considerations," of the Prospectus, if our assets are deemed to constitute "plan assets" of one or more stockholders that are Benefit Plan Investors this would result, among other things, in (i) the possibility that certain transactions that we have entered into in the ordinary course of our business constitute non-exempt "prohibited transactions" under Title I of ERISA and/or Section 4975 of the Code, may have to be rescinded and may give rise to certain excise taxes and fiduciary liability under Title I of ERISA and/or Section 4975 of the Code; (ii) our management, as well as various providers of fiduciary or other services to us (including the Adviser), and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries or otherwise "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of Section 4975 of the Code) for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code; and (iii) the fiduciaries of stockholders that are Benefit Plan Investors would not be protected from "co-fiduciary liability" resulting from our decisions and could be in violation of certain ERISA requirements.

If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each "disqualified person" involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The fiduciary of a Benefit Plan Investor who decides to invest in us could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in us or as co-fiduciaries for actions taken by or on behalf of us or the Adviser. With respect to a Benefit Plan Investor that is an IRA that invests in us, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status.

We may face risks arising from potential control group liability.

Under ERISA and the Code, all members of a group of commonly controlled trades or businesses may be jointly and severally liable for each other's obligations to any defined benefit pension plans maintained by an entity in the controlled group or to which such entity is obligated to contribute. These obligations may include the obligation to make required pension contributions, the obligation to fund any deficit amount upon pension plan termination and the obligation to pay withdrawal liability owed to a multi-employer (union) plan to which such entity makes contributions if the entity withdraws from an underfunded multi-employer pension plan. A 2013 U.S. Federal Appeals court decision found that certain supervisory and portfolio management activities of a private equity fund could cause a fund to be considered a trade or business for these purposes, and thus, liable for withdrawal liability owed by a fund's portfolio company to an underfunded multi-employer plan which covered the employees of the portfolio company. Accordingly, if we invested in a control type investment and if we were found to be engaged in a "trade or business" for ERISA purposes, we and the various entities in which we have a control type investment could be held liable for the defined benefit pension obligations of one or more of such investments.

We may face risks arising from our operation as a VCOC or REOC.

As discussed under "Certain ERISA Considerations" in the Prospectus, we may operate in a manner intended to qualify as a "venture capital operating company" (a "VCOC") or "real estate operating company" ("REOC") (each within the meaning of the Plan Assets Regulations), in order to avoid holding "plan assets" of any Benefit Plan Investors subject to ERISA or Section 4975 of the Code. Operating as a VCOC would require that we obtain rights to substantially participate in or influence the conduct of the management of a number of our investments and, in the case of operating as a REOC, participating in the management and development activities of the underlying real estate. In this regard, we may designate a director to serve on the board of directors of one or more portfolio entities. The designation of directors and other measures contemplated could expose our assets to claims by a portfolio entity, its security holders, and its creditors. While we intend to minimize exposure to these risks, the possibility of successful claims cannot be precluded. Because we may operate in a manner intended to qualify as a VCOC or REOC in order to avoid holding "plan assets" within the meaning of ERISA, we may be restricted or precluded from making certain investments. In addition, such operation could require us to liquidate investments at a disadvantageous time, resulting in lower proceeds than might have been the case without the need for such compliance.

General Risk Factors

We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow tenants to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators or other replacements for the reduced or interrupted utilities, which also could be insufficient to fully operate our facilities and could result in our inability to provide services.

Certain properties may require permits or licenses.

A license, approval or permit may be required to acquire certain investments (including making an additional investment in an existing investment) and their direct or indirect holding companies or registration may be required before an acquisition can be completed. Examples of permits, approvals and licenses necessary or advisable to make an investment (including additional investment(s) in an existing investment) include antitrust approvals, environmental licenses, foreign investment approvals and registrations, and other similar matters. We may require some or all of these licenses, approvals and permits to acquire an asset, which may result in significant costs and expenses, and counterparties may also require some or all of these licenses, approvals and permits to acquire assets from us. There can be no guarantee of when and if such a license, approval or permit will be obtained or if the registration will be effected, which may adversely affect our ability to acquire and sell assets and the ability to proceed with an identified investment.

We face certain documentation and legal risks when making investments.

We, our portfolio entities and the investments are governed by a complex series of legal documents and contracts. The intent of the legal documents and contracts might not be clear, and even clear drafting can be misconstrued by counterparties and judges. A dispute over interpretation of any of these documents or contracts could arise, which may result in unenforceability of the contract or other outcome that is adverse to us.

In addition, it is not uncommon for investments to be exposed to a variety of other legal risks. These can include, but are not limited to, environmental issues, land expropriation and other property-related claims, industrial action and legal action from special interest groups.

We may face risks associated with short sales.

Our use of short sales for investment and/or risk management purposes subjects us to risks associated with selling short. We may engage in short sales where we do not own or have the right to acquire the security sold short at no additional cost. Our loss on a short sale theoretically could be unlimited in a case where we are unable, for whatever reason, to close out a short position.

Our short selling strategies may limit our ability to benefit from increases in the markets. Short selling also involves a form of financial leverage that may exaggerate any losses. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to us. Finally, SEC, FINRA or other regulations relating to short selling may restrict our ability to engage in short selling.

We may incur contingent liabilities in connection with the disposition of investments.

In connection with the disposition of an investment, we may be required to make certain representations about the business, financial affairs and other aspects, such as environmental, property, tax, insurance, and litigation. We also may be required to indemnify the purchasers of an investment for losses related to the inaccuracy of any representations and warranties and other agreed upon liabilities, and such indemnification obligations could be uncapped. Buyers of our assets may sue us under various theories, including breach of contract and tort, for losses they suffer. In addition to claims of purchasers, dispositions of investments will generally not result in a complete release of liability for certain matters, such as pre-existing environmental matters or personal injury claims relating to our period of ownership and we and/or our affiliates may retain liabilities (including in respect of litigation) following the disposition of investments, and there is no assurance that any matter giving rise to such liabilities will be resolved in favor of us. We may book contingent liabilities on its financial statements, or create cash reserves, at the time of sale to account for any potential liabilities, but these may be insufficient. In addition, at the time of disposition of an individual asset, a potential buyer that does not win the auction may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded damages.

We will face risks associated with hedging transactions.

We may utilize a wide variety of derivative financial instruments for risk management purposes, including but not limited to interest rate and foreign exchange derivatives. The successful utilization of hedging and risk management strategies requires different skills than used in selecting and monitoring investments and such transactions may entail greater than ordinary investment risks. Additionally, costs related to derivatives and other hedging arrangements (including legal expenses) will be borne by us and/or the relevant subsidiary or subsidiaries including costs incurred in connection with transactions that are not consummated. There can be no assurance that any derivatives and other hedging transactions will be effective in mitigating risk in all market conditions or against all types of risk (including unidentified or unanticipated risks or where the Adviser does not regard the probability of the risk occurring to be sufficiently high as to justify the cost of a derivative or other hedging arrangement), thereby resulting in losses to us. Engaging in derivatives and other hedging transactions may result in a poorer overall performance for us than if it had not engaged in any such transaction. The Adviser may not be able to effectively hedge against or adequately anticipate, or choose not to hedge or mitigate, certain risks that may adversely affect our investment portfolio. In addition, our investment portfolio will always be exposed to certain risks that cannot be fully or effectively hedged, such as credit risk relating both to particular securities and counterparties as well as interest rate and foreign exchange risks. Counterparties to derivative contracts may seek assurances that the special purpose or other vehicle executing the derivative contract have recourse to us, which recourse liability can create significant additional risk to us and our investments. Derivative contracts entered into by us and/or its subsidiaries also may have cross-default and/or cross-acceleration provisions such that a default under our credit facilities would also trigger a notice or payment obligation under the relevant derivative contracts, which could create cascading liabilities and additional burdens on us. We and/or our subsidiaries will utilize derivatives and other hedging transactions only as determined by the Adviser in its sole discretion. See "—We invest in derivatives, which involve numerous risks" above.

We face risks associated with foreign currencies and exchange rates.

Our assets generally will be denominated in the currency of the jurisdiction where the assets are located. Consequently, the return realized on any investment by investors whose functional currency is not the currency of the jurisdiction in which the investments are located may be adversely affected by movements in currency exchange rates, costs of conversion and exchange control regulations, in addition to the performance of such investment itself. Moreover, we may incur costs when converting one currency into another. The value of an investment may fall substantially as a result of fluctuations in the currency of the country in which the investment is made as against the value of the U.S. dollar. The Adviser may in certain circumstances (but is not obliged to) attempt to manage currency exposures using hedging techniques where available and appropriate. We are therefore expected to incur costs related to currency hedging arrangements. There can be no assurance that adequate hedging arrangements will be available on an economically viable basis or that any particular currency exposure will be hedged or that any executed hedging will improve the performance of any investment. In addition, we can in certain cases be expected to borrow for the purposes of acquiring or funding the operation of one or more assets in the currency of a jurisdiction other than the jurisdiction(s) in which such assets are located. Consequently, movements in currency exchange rates, costs of conversion and exchange control regulations may adversely affect the returns realized on such investments and our ability to repay such borrowings.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, ruling or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. Anticipating policy changes and reforms may be particularly difficult during periods of heightened partisanship at the federal, state and local levels, including due to the divisiveness surrounding populist movements, political disputes and socioeconomic issues. The failure to accurately anticipate the possible outcome of such changes and/or reforms could have a material adverse effect on our returns.

In recent years, there has been increased regulatory enforcement activity and rulemaking impacting the financial services industry. Under the prior U.S. presidential administration, including at the SEC and certain other regulatory bodies, policy changes could have imposed additional costs on us and our investments, required significant attention of senior management or resulted in limitations on the manner in which we or the companies in which we invest conduct business. We cannot predict at this time whether and the extent to which the current U.S. presidential administration and newly-appointed senior officials at the SEC and other federal agencies will pursue these or other policy changes. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our tenants and our portfolio companies.

Additionally, any changes to or repeal of the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this Annual Report and may result in our investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of a stockholder's investment.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

As an externally managed company, BREIT's day-to-day operations are managed by the Adviser and our executive officers under the oversight of our board of directors. Our executive officers are senior Blackstone Real Estate professionals and our Adviser is a subsidiary of Blackstone. As such, we are reliant on Blackstone for assessing, identifying and managing material risks to our business from cybersecurity threats. Below are details Blackstone has provided to us regarding its cybersecurity program that are relevant to us.

Blackstone maintains a comprehensive cybersecurity program, including policies and procedures designed to protect its systems, operations, and the data utilized and entrusted to it, including by BREIT, from anticipated threats or hazards. Blackstone utilizes a variety of protective measures as a part of its cybersecurity program. These measures include, where appropriate, physical and digital access controls, patch management, identity verification and mobile device management software, new hire and annual employee cybersecurity awareness and best practices training programs, security baselines and tools to report anomalous activity, and monitoring of data usage, hardware and software.

Blackstone tests its cybersecurity defenses regularly through automated and manual vulnerability scanning, to identify and remediate critical vulnerabilities. In addition, it conducts annual "white hat" penetration tests to validate its security posture. Blackstone internally examines its cybersecurity program on an annual basis and conducts a third-party review every two to three years to evaluate its effectiveness in part by considering industry standards and established frameworks, such as the National Institute of Standards and Technology and Center for Internet Security, as guidelines. Further, Blackstone engages in annual cybersecurity incident tabletop exercises and scenario planning exercises involving hypothetical cybersecurity incidents to test its cybersecurity incident response processes. Blackstone's Chief Security Officer (the "CSO") and members of Blackstone's senior management, Legal and Compliance, Technology and Innovations ("BXTI"), and Global Corporate Affairs participate in these exercises. Learnings from these tabletop exercises and any cybersecurity events Blackstone experiences are reviewed, discussed, and incorporated into its incident response processes, as appropriate.

In addition to Blackstone's internal exercises to test aspects of its cybersecurity program, Blackstone periodically engages independent third parties to analyze data on the interactions of users of Blackstone information technology resources, including Blackstone employees, and conduct penetration tests and scanning exercises to assess the performance of Blackstone's cybersecurity systems and processes.

Blackstone has a comprehensive Security Incident Response Plan (the "IRP"), designed to inform the proper escalation (including, as appropriate, to BREIT's senior management) of non-routine suspected or confirmed information security or cybersecurity events based on the expected risk an event presents. As appropriate, a Security Incident Response Team composed of individuals from several internal technical and managerial functions may be formed to investigate and remediate the event and determine the extent of external advisor support required, including from external counsel, forensic investigators, and/or law enforcement. The IRP sets out ongoing monitoring or remediation actions to be taken after resolution of an incident. The IRP is reviewed at least annually by members of BXTI and Legal and Compliance.

Blackstone maintains a formal cybersecurity risk management process and cybersecurity risk register, designed to identify, track and treat cybersecurity risks at the firm, and integrates these processes into the firm's overall risk management practices described above. Blackstone's CSO periodically discusses and reviews cybersecurity risks and related mitigants with its enterprise risk committee and incorporates relevant cybersecurity risk updates and metrics in the semi-annual enterprise-wide risk management report.

Blackstone has a process designed to assess the cybersecurity risks associated with the engagement of third-party vendors, including those of companies externally managed by Blackstone such as BREIT. This assessment is conducted on the basis of, among other factors, the types of services provided and the extent and type of Blackstone data accessed or processed by a third-party vendor. On the basis of its preliminary risk assessment of a third-party vendor, Blackstone may conduct further cybersecurity reviews or request remediation of, or contractual protections related to, any actual or potential identified cybersecurity risks. In addition, where appropriate, Blackstone seeks to include in its contractual arrangements with certain of its third-party vendors provisions addressing its requirements and industry best practices with respect to data and cybersecurity, as well as the right to assess, monitor, audit and test such vendors' cybersecurity programs and practices. Blackstone also utilizes a number of digital controls, which are reviewed at least annually, to monitor and manage third-party access to its internal systems and data.

For a discussion of how risks from cybersecurity threats affect our business, and our reliance on Blackstone in managing these risks, see "Part 1. Item 1A. Risk Factors – Risks Related to Our Organizational Structure – Cybersecurity risks and data protection could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations" in this Annual Report on Form 10-K.

Cybersecurity Governance

Blackstone has a dedicated cybersecurity team, led by Blackstone's CSO, who works closely with Blackstone senior management, including Blackstone's Chief Technology Officer ("CTO"), to develop and advance the firm's cybersecurity program and strategy, which applies to BREIT.

Blackstone's CSO and CTO have extensive experience in cybersecurity and technology, respectively. Blackstone's CSO is a Senior Managing Director in BXTI and is responsible for all aspects of cyber and physical security across Blackstone. He has over 25 years of information security, technology and engineering experience, including having previously led the international security organization at a large credit bureau.

Blackstone's CTO is a Senior Managing Director and the head of BXTI. Blackstone's CTO has over 24 years of information security, technology and engineering experience, including having previously served as the Chief Technology and Chief Innovation Officer at a large financial institution. Blackstone's CTO is responsible for all aspects of technology across Blackstone, advises Blackstone's investment teams and acts as a resource to Blackstone portfolio companies, and companies externally managed by Blackstone such as BREIT, on technology-related matters.

BXTI conducts periodic cybersecurity risk assessments, including assessments or audits of third-party vendors, and assists with the management and mitigation of identified cybersecurity risks. The CSO and CTO are responsible for the review of Blackstone's cybersecurity framework annually as well as on an event-driven basis as necessary. The CSO and CTO also review the scope of Blackstone's cybersecurity measures periodically, including in the event of a change in business practices that may implicate the security or integrity of Blackstone's information and systems.

BREIT's board of directors is responsible for understanding the primary risks to our business. The audit committee of BREIT's board of directors is responsible for reviewing BREIT's and the Adviser's IT security controls with management and evaluating the adequacy of BREIT's and the Adviser's IT security program, compliance and controls with management.

Blackstone's CSO reports to both our executive officers as well as our board of directors and/or our audit committee annually on cybersecurity matters, including risks facing us and the Adviser and, as applicable, certain incidents. In addition to such annual reports, our board of directors and/or the audit committee receive periodic updates from Blackstone on the primary cybersecurity risks facing us and our Adviser and the measures we and our Adviser are taking to mitigate such risks, as well as on changes to our and our Adviser's cybersecurity risk profile or certain newly identified risks.

ITEM 2.   PROPERTIES

For an overview of our real estate investments, see Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Portfolio."

Principal Executive Offices

Our principal executive and administrative offices are located in leased space at 345 Park Avenue, New York, New York 10154. We consider these facilities to be suitable and adequate for the management and operations of our business.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2025, we were not involved in any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Offering of Common Stock

The Current Offering consists of four classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares, and Class T-2 shares, in our primary offering and seven classes of common stock, Class I shares, Class S-2 shares, Class D-2 shares, Class T-2 shares, Class S shares, Class D shares, and Class T shares pursuant to our dividend reinvestment plan. For the avoidance of doubt, Class S shares, Class D shares, and Class T shares are only available to existing holders of such classes pursuant to our distribution reinvestment plan. Our Class C, Class L, Class L-2, and Class F shares are offered only in a private offering and are not offered in the Current Offering. The share classes have different upfront selling commissions and dealer manager fees, and different ongoing stockholder servicing fees. There are no selling commissions and dealer manager fees or stockholder servicing fee with respect to Class I shares, Class C shares, Class L shares, Class L-2 shares, and Class F shares. Further, shares of our Class L, Class L-2, and Class F have different management and performance fees, compared to our other classes of common stock. Each class of common stock has the same voting rights. Shares of our common stock are not listed for trading on a stock exchange or other securities market and there is no established public trading market for our common stock. As of February 27, 2026 there were 3,007 holders of record of our Class S-2 shares, 115 holders of record of our Class D-2 shares, 22 holders of record of our Class T-2 shares, 91,227 holders of record of our Class I shares, 94,666 holders of record of our Class S shares, 3,902 holders of record of our Class D shares, 3,844 holders of record of our Class T shares, 2 holders of record of our Class C shares, and 1 holder of record of our Class L shares. There were no holders of record of our Class L-2 or Class F shares. This does not include the number of stockholders that hold shares in "street name" through banks or broker-dealers. The following table details the selling commissions, dealer manager fees, and stockholder servicing fees for each applicable share class as of December 31, 2025:

	Class S Shares	Class S-2 Shares	Class D Shares	Class D-2 Shares	Class T Shares[1]	Class T-2 Shares[1]
Selling commissions and dealer manager fees (% of transaction price)[2]	up to 3.5%	up to 3.5%	up to 1.5%	up to 1.5%	up to 3.5%	up to 3.5%
Stockholder servicing fee (% of NAV)	0.85%	0.85%	0.25%	0.25%	0.85%	0.85%

(1) For Class T-2 shares sold in the Current Offering (other than as part of our distribution reinvestment plan), investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class T and Class T-2 shares the stockholder servicing fee includes an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T and Class T-2 shares, as applicable; however, with respect to Class T and Class T-2 shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares.

(2) After commencement of the Current Offering, Class S, Class D, and Class T shares are only available to existing shareholders of such classes through our dividend reinvestment plan. Therefore, there will be no future selling commissions or dealer manager fees for Class S, Class D, and Class T shares.

Blackstone Securities Partners L.P. (the "Dealer Manager"), a registered broker-dealer affiliated with the Adviser, serves as the dealer manager for the Current Offering. The Dealer Manager is entitled to receive selling commissions and dealer manager fees based on the transaction price of each applicable class of shares sold in the Current Offering. Through December 31, 2025, the Dealer Manager has not retained any upfront selling commissions, dealer manager or stockholder servicing fees as all such amount were paid to participating broker-dealers.

The purchase price per share for each class of our common stock will generally equal our prior month's NAV per share, as determined monthly, plus applicable selling commissions and dealer manager fees. Our NAV for each class of shares is based on the net asset values of our investments (including real estate debt), the addition of any other assets (such as cash on hand) and the deduction of any liabilities (such as debt outstanding), including the accrual of any performance participation, and any stockholder servicing fees applicable to such class of shares. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for the Current Offering (as defined below) for further details on how our NAV is determined.

The following table presents our monthly NAV per share for each applicable share class from January 31, 2023 through December 31, 2025:[1]

	Class I Shares	Class S Shares	Class S-2 Shares	Class D Shares	Class D-2 Shares	Class T Shares	Class T-2 Shares	Class C Shares
January 31, 2023	$ 14.7420	$ 14.7323	$ —	$ 14.4218	$ —	$ 14.5107	$ —	$ 14.7923
February 28, 2023	14.7927	14.7831	—	14.4704	—	14.5612	—	14.9001
March 31, 2023	14.5864	14.5775	—	14.2679	—	14.3580	—	14.7328
April 30, 2023	14.5576	14.5489	—	14.2381	—	14.3291	—	14.7600
May 31, 2023	14.6001	14.5913	—	14.2786	—	14.3700	—	14.8593
June 30, 2023	14.6852	14.6762	—	14.3606	—	14.4528	—	15.0023
July 31, 2023	14.8126	14.8033	—	14.4839	—	14.5772	—	15.1895
August 31, 2023	14.8938	14.8843	—	14.5622	—	14.6561	—	15.3302
September 30, 2023	14.8127	14.8031	—	14.4814	—	14.5752	—	15.3038
October 31, 2023	14.6104	14.6021	—	14.2836	—	14.3764	—	15.1533
November 30, 2023	14.3280	14.3199	—	14.0062	—	14.0976	—	14.9172
December 31, 2023	14.0977	14.0897	—	13.7796	—	13.8702	—	14.7348
January 31, 2024	14.1214	14.1135	—	13.8016	—	13.8927	—	14.8169
February 29, 2024	14.1547	14.1465	—	13.8327	—	13.9243	—	14.9085
March 31, 2024	14.1870	14.1788	—	13.8632	—	13.9554	—	15.0014
April 30, 2024	14.1871	14.1786	—	13.8619	—	13.9544	—	15.0594
May 31, 2024	14.1460	14.1373	—	13.8204	—	13.9130	—	15.0663
June 30, 2024	14.0986	14.0899	—	13.7730	—	13.8651	—	15.0742
July 31, 2024	14.0163	14.0076	—	13.6914	—	13.7832	—	15.0458
August 31, 2024	13.9764	13.9677	—	13.6512	—	13.7431	—	15.0657
September 30, 2024	13.9395	13.9310	—	13.6141	—	13.7059	—	15.0850
October 31, 2024	13.9736	13.9646	—	13.6457	—	13.7385	—	15.1811
November 30, 2024	13.9196	13.9104	—	13.5916	—	13.6843	—	15.1793
December 31, 2024	13.7133	13.7045	—	13.3892	—	13.4809	—	15.0145
January 31, 2025	13.7642	13.7556	—	13.4380	—	13.5302	—	15.1300
February 28, 2025	13.7897	13.7810	—	13.4617	—	13.5544	—	15.2181
March 31, 2025	13.8052	13.7964	—	13.4755	—	13.5687	—	15.2961
April 30, 2025	13.7770	13.7682	—	13.4468	—	13.5401	—	15.3255
May 31, 2025	13.7967	13.7876	—	13.4649	—	13.5583	—	15.4084
June 30, 2025	13.8022	13.7931	—	13.4691	—	13.5629	—	15.4749
July 31, 2025	13.8168	13.8075	—	13.4820	—	13.5762	—	15.5529
August 31, 2025	13.8281	13.8187	—	13.4918	—	13.5863	—	15.6276
September 30, 2025	13.8639	13.8544	13.8432	13.5254	13.5155	13.6206	13.6103	15.7300
October 31, 2025	13.9218	13.9123	13.8866	13.5806	13.5564	13.6763	13.6582	15.8584
November 30, 2025	14.0148	14.0055	13.9621	13.6703	13.6319	13.7669	13.7452	16.0272
December 31, 2025	14.1339	14.1247	14.0621	13.7853	13.6905	13.8833	13.8542	16.2269

(1) As of December 31, 2025, no Class L shares, Class L-2 shares, or Class F shares were issued and outstanding.

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by our Adviser in connection with our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm's-length transaction between a willing buyer and a willing seller in possession of all material information about our investments.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and differs materially from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost determined in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements. Our Adviser calculates the fair value of our real estate properties monthly based in part on values provided by third party independent appraisers, and such calculations are reviewed by an independent valuation advisor as further discussed below.

Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires us to calculate NAV in a certain way. As a result, other REITs and other real estate investors may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure determined under GAAP and the valuations of, and certain adjustments made to, our assets and liabilities used in the determination of NAV differs materially from comparable historical cost amounts determined in accordance with GAAP. You should not consider NAV to be equivalent to stockholders' equity or any other measure determined in accordance with GAAP.

The following valuation methods are used for purposes of calculating the significant components of our NAV:

- Consolidated properties are initially valued at cost, which we expect to represent fair value at the time of acquisition. Subsequently, consolidated properties are primarily valued using the discounted cash flow methodology (the "Income Approach"), whereby a property's value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer's normalized weighted average cost of capital for the subject property. Consistent with industry practices, the Income Approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include Sales Comparisons and the Replacement Cost Approaches. We believe the discount rate and exit capitalization rate are the key assumptions utilized in discounted cash flow methodology (the Income Approach). Below the tables that set forth our NAV calculation is a sensitivity analysis of the weighted average discount rates and exit capitalization rates for our property investments.

- Investments in real estate debt consist of CMBS and RMBS, which are securities backed by one or more mortgage loans secured by real estate assets, as well as corporate bonds, term loans, mortgage loans, mezzanine loans, and other investments in debt issued by real estate-related companies or secured by real estate assets. The Company generally determines the fair value of its investments in real estate debt by utilizing third party pricing service providers whenever available. In determining the fair value of a particular investment, pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing models. The pricing service providers' internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, and estimated cash flows for each security, and incorporate specific collateral performance, as applicable. Certain of the Company's investments in real estate debt, such as mortgage loans, mezzanine loans and other investments, are unlikely to have readily available market quotations. In such cases, the Company will generally determine the initial value based on the acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurements, the Company engages third party service providers to perform valuations for such investments. The service providers will determine fair value by utilizing or reviewing certain of the following (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios, and (vii) borrower financial condition and performance. Refer to the "Fair Value Measurements" section of Note 2 to our consolidated financial statements for additional details on the Company's investments in real estate debt.

- The values of our mortgage loans, secured term loans, secured revolving credit facilities, secured financings on investments in real estate debt, and unsecured revolving credit facilities (collectively, "Debt") are estimated by modeling the cash flows required by the Company's debt agreements and discounting them back to the present value using an estimated market yield. Additionally, current market rates and conditions are considered by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The Company utilizes third party service providers to perform these valuations.

- The Company separately values the assets and liabilities of the investments in unconsolidated entities. To determine the fair value of the real estate assets of the investments in unconsolidated entities, the Company utilizes a discounted cash flow methodology or market comparable methodology, taking into consideration various factors including discount rate, exit capitalization rate and multiples of comparable companies. The Company utilizes third party service providers to perform valuations of the indebtedness of the investments in unconsolidated entities. The fair value of the indebtedness of the investments in unconsolidated entities is determined by modeling the cash flows required by the debt agreements and discounting them back to the present value using weighted average cost of capital. Additionally, current market rates and conditions are considered by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. After the fair value of the assets and liabilities are determined, the Company applies its ownership interest to the net asset value and reflects this amount as its investments in unconsolidated entities at fair value.

NAV and NAV Per Share Calculation

Each share class has an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, our NAV per share for each share class as of the last calendar day of each month is calculated using a process that reflects several components, including the estimated fair value of (1) each of our properties (including the DST Properties), (2) our investments in real estate debt, (3) our investments in unconsolidated entities, (4) our mortgage loans, secured term loans, secured revolving credit facilities, secured financings on investments in real estate debt, and unsecured revolving credit facilities, and (5) our other assets and liabilities.

At the end of each month, our change in NAV for each share class is calculated as follows:

- Shares are issued for subscriptions received and distribution reinvestments to each respective share class, as applicable, and are effective on the first day of each month. The proceeds received through subscriptions and distribution reinvestments for each share class are additions to the prior month ending aggregate NAV for each respective share class (including OP units). Additionally, the NAV of each share class is reduced by the respective repurchases for such month. The result represents the aggregate NAV per share class effective as of the first calendar day of the current month.

- Any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares (including OP units) based on each class's relative percentage of the total aggregate NAV effective on the first calendar day of the current month (as described in the previous bullet). Changes in our aggregate NAV include, but are not limited to, net portfolio income from investments, interest expense, realized and unrealized net real estate and debt appreciation and depreciation, general and administrative expenses, management fee and performance participation allocation. Unrealized net real estate and debt appreciation includes any change in the fair market value of our investments in real estate, investments in real estate debt, investments in unconsolidated entities, and Debt.

- Net distributions are typically declared on the last day of each month and are a reduction to the NAV of each respective share class. As a result of the allocation of stockholder servicing fees, the net distributions per share will differ by share class. The monthly stockholder servicing fee is calculated as a percentage of each applicable class of shares' NAV (Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2). Class I, Class C, Class L, Class L-2, and Class F shares are not subject to the stockholder servicing fee.

- NAV per share for each class is calculated by dividing such class's NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the prospectus for the Current Offering (as defined below) for further details on how our NAV is determined.

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C shares, as well as the partnership interests of BREIT OP held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of December 31, 2025 ($ and shares/units in thousands):

Components of NAV	December 31, 2025
Investments in real estate[1]	$ 96,088,414
Investments in real estate debt	4,859,977
Investments in unconsolidated entities[2]	17,403,621
Cash and cash equivalents	1,605,053
Restricted cash	714,267
Other assets	3,116,659
Mortgage loans, term loans, and revolving credit facilities, net	(57,959,907)
Secured financings of investments in real estate debt	(2,956,530)
Subscriptions received in advance	(142,397)
Other liabilities	(2,623,063)
Accrued performance participation allocation	—
Management fee payable	(56,818)
Accrued stockholder servicing fees[3]	(13,136)
Non-controlling interests in consolidated subsidiaries	(5,757,722)
Net Asset Value	$ 54,278,418
Number of outstanding shares/units[4]	3,838,794

(1) Investments in real estate reflects the entire value of our consolidated real estate properties, including the $85.1 billion allocable to us and $10.9 billion allocable to third party joint venture interests in such investments as of December 31, 2025.

(2) Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of December 31, 2025, our allocable share of the gross real estate asset value held by such entities was $36.7 billion.

(3) Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue (i) the full amount, up to the applicable 8.75% fee limitation, for Class S, Class D and Class T shares and (ii) the future stockholder servicing fees based on the estimated life of the shares held by stockholders for Class S-2, Class D-2 and Class T-2 as an offering cost, in each case, at the time we sell the applicable shares. As of December 31, 2025, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid), to participating broker-dealers.

(4) As of December 31, 2025, no Class L, Class L-2, or Class F shares were outstanding.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2025 ($ and shares/units in thousands, except per share/unit data):

Share Class	Net asset value	Number of outstanding shares/units[1]	NAV Per Share/Unit as of December 31, 2025
Class I Shares	$ 30,088,485	2,128,811	$ 14.1339
Class S Shares	17,043,253	1,206,629	14.1247
Class S-2 Shares	206,424	14,679	14.0621
Class D Shares	1,366,011	99,092	13.7853
Class D-2 Shares	18,621	1,360	13.6905
Class T Shares	466,322	33,589	13.8833
Class T-2 Shares	1,450	105	13.8542
Class C Shares	596,650	36,769	16.2269
Third Party Operating Partnership[2]	4,491,202	317,760	14.1339
Total	$ 54,278,418	3,838,794	

(1) As of December 31, 2025, no Class L, Class L-2, or Class F shares were outstanding.

(2) Includes the partnership interests of BREIT OP held by BREIT Special Limited Partner, Class B unitholders, and other BREIT OP interests held by parties other than the Company.

The following table details the weighted average discount rate and exit capitalization rate by property type, which are the key assumptions used in the discounted cash flow valuations as of December 31, 2025:

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.4%
Industrial	7.5%	5.5%
Net Lease	6.6%	5.6%
Hospitality	10.8%	9.0%
Data Centers	8.3%	6.1%
Self Storage	8.5%	6.5%
Office	7.8%	5.6%
Retail	7.9%	6.3%

These assumptions are determined by our Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all else equal, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Rental Housing Investment Values	Industrial Investment Values	Net Lease Investment Values	Hospitality Investment Values	Data Center Investment Values	Self Storage Investment Values	Office Investment Values	Retail Investment Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+0.9%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.8)%	(1.7)%	(1.9)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.7%	+1.5%	+1.2%	+2.2%	+3.1%	+2.5%
(weighted average)	0.25% increase	(2.7)%	(3.1)%	(2.5)%	(1.4)%	(1.0)%	(2.1)%	(2.9)%	(2.3)%

The following table reconciles stockholders' equity and BREIT OP partners' capital per our Consolidated Balance Sheets to our NAV ($ in thousands):

	December 31, 2025
Stockholders' equity	$ 19,332,084
Non-controlling interests attributable to BREIT OP	3,469,765
Total BREIT stockholders' equity and BREIT OP partners' capital under GAAP	22,801,849
Adjustments:	
Accrued stockholder servicing fees	711,635
Accrued affiliated service provider incentive compensation awards	(95,092)
Accumulated depreciation and amortization under GAAP	15,541,278
Unrealized net real estate and real estate debt appreciation	15,318,748
NAV	$ 54,278,418

The following details the adjustments to reconcile total GAAP stockholders' equity of BREIT and partners' capital of BREIT OP to our NAV:

– Accrued stockholder servicing fees represent the accrual for the cost of the stockholder servicing fees for Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. Under GAAP, we accrue (i) the full amount, up to the applicable 8.75% fee limitation, for Class S, Class D and Class T shares and (ii) the future stockholder servicing fees based on the estimated life of the shares held by stockholders for Class S-2, Class D-2 and Class T-2 shares, in each case, as an offering cost at the time we sell the applicable share. Refer to Note 10 to our consolidated financial statements for further details of the GAAP treatment regarding the stockholder servicing fees. For purposes of calculating NAV, we recognize the stockholder servicing fees as a reduction to NAV on a monthly basis when such fees are paid.

– Under GAAP, the affiliated incentive compensation awards are valued as of grant date and compensation expense is recognized over the service period on a straight-line basis with an offset to equity, resulting in no impact to Stockholders' Equity. For purposes of calculating NAV, we value the awards based on performance in the applicable period and deduct such value from NAV.

– We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization are not recorded for purposes of calculating our NAV.

– Our investments in real estate are presented at their depreciated cost basis in our consolidated GAAP financial statements. Additionally, Debt is presented at its amortized cost basis in our consolidated GAAP financial statements. As such, any increases or decreases in the fair market value of our investments in real estate or our Debt are not included in our GAAP results. For purposes of calculating our NAV, our investments in real estate and our Debt are recorded at fair value.

Distributions

Beginning in March 2017, we have declared monthly distributions for each class of our common stock and OP units, which are generally paid 20 days after month-end. We have paid distributions consecutively each month since that time. Each class of our common stock and OP units received the same aggregate gross distribution of $0.6593 per share/unit for the year ended December 31, 2025. Class C shares currently have no distribution amount presented as the class is generally an accumulating share class whereby its share of income will accrete into its NAV. As of December 31, 2025, there were no Class L shares, Class L-2 shares, or Class F shares outstanding. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share/unit and paid directly to the applicable distributor.

The following table details the total net distribution for each of our share classes and OP units for the years ended December 31, 2025, 2024 and 2023:

Declaration Year	Class I Shares	Class S Shares	Class S-2 Shares	Class D Shares	Class D-2 Shares	Class T Shares	Class T-2 Shares	OP Units
2025	$ 0.6593	$ 0.5412	$ 0.1805	$ 0.6252	$ 0.2088	$ 0.5431	$ 0.1811	$ 0.6593
2024	0.6610	0.5412	—	0.6265	—	0.5430	—	0.6610
2023	0.6660	0.5412	—	0.6301	—	0.5432	—	0.6660

The following table outlines the tax character of our distributions paid in 2025, 2024 and 2023 as a percentage of total distributions. The distributions declared on December 31, 2025, 2024 and 2023 were paid in January of the following year and are excluded from the analysis below as they were a tax event in the subsequent year.

	Ordinary Income	Capital Gains	Return of Capital
2025 Tax Year	—%	—%	100.00%
2024 Tax Year	—%	3.73%	96.27%
2023 Tax Year	—%	14.99%	85.01%

The following table summarizes our distributions declared during the years ended December 31, 2025, 2024 and 2023 ($ in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Distributions						
Payable in cash	$ 1,190,549	50%	$ 1,280,317	51%	$ 1,515,395	53%
Reinvested in shares	1,180,905	50%	1,218,618	49%	1,320,495	47%
Total distributions[1]	$ 2,371,454	100%	$ 2,498,935	100%	$ 2,835,890	100%
Sources of Distributions						
Cash flows from operating activities[2]	$ 2,285,749	96%	$ 2,360,979	94%	$ 2,835,890	100%
Net gains from investment	85,705	4%	137,956	6%	—	—%
Indebtedness	—	—%	—	—%	—	—%
Total sources of distributions	$ 2,371,454	100%	$ 2,498,935	100%	$ 2,835,890	100%
Cash flows from operating activities	$ 2,285,749		$ 2,087,325		$ 2,706,489	
Net gains from investment	$ 936,586		$ 1,710,477		$ 1,637,756	
Funds from Operations[4]	$(1,124,136)		$ 885,543		$ 965,223	
Adjusted Funds from Operations[4]	$ 1,301,547		$ 1,428,401		$ 2,147,317	
Funds Available for Distribution[4]	$ 1,089,735		$ 1,214,847		$ 1,810,382	

(1) Excludes cash paid to third party joint venture partners of consolidated subsidiaries classified as non-controlling interests under GAAP.

(2) Our inception to date cash flows from operating activities, along with inception to date net gains from investment realizations, have funded 100% of our distributions to BREIT stockholders and OP unitholders through December 31, 2025.

(3) Year-to-date net gains from investment realizations includes (i) net gains and losses on dispositions of real estate, (ii) net realized gains and losses on sale of investments in real estate debt and equity securities, and (iii) impairments of investments in real estate, which amounts are not included in cash flows from operating activities.

(4) Reflects amounts allocable to BREIT stockholders and OP unitholders. See "Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution" below for descriptions of FFO, AFFO, and FAD, for reconciliations of these items to GAAP net loss attributable to BREIT stockholders and OP unitholders, and for considerations on how to review these metrics.

Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution

We believe Funds from Operations ("FFO") is a meaningful non-GAAP supplemental measure of our operating results. Our consolidated financial statements are presented using historical cost accounting which, among other things, requires depreciation of real estate investments. As a result, our operating results imply that the value of our real estate investments have decreased over time. However, we believe that the value of our real estate investments will fluctuate over time based on market conditions and, as such, depreciation under historical cost accounting may be less informative as a measure of our performance. FFO is an operating measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") that is broadly used in the REIT industry. FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding (i) depreciation and amortization, (ii) impairment of investments in real estate, (iii) net gains or losses from sales of real estate, (iv) net gains or losses from change in control, and (v) similar adjustments for non-controlling interests and unconsolidated entities.

We also believe that Adjusted FFO ("AFFO") is an additional meaningful non-GAAP supplemental measure of our operating results. AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) the performance participation allocation to our Special Limited Partner or other incentive compensation awards that are based on our Net Asset Value, which includes unrealized gains and losses not recorded in GAAP net income (loss), and that are paid in shares or BREIT OP units, even if subsequently repurchased by us, (ii) gains or losses on extinguishment of debt, (iii) unrealized gains or losses in fair value of financial instruments, (iv) amortization of accumulated unrealized gains on derivatives previously recognized in other comprehensive income, (v) straight-line rental income and expense, (vi) amortization of deferred financing costs, (vii) amortization of restricted stock awards, (viii) amortization of mortgage premium/discount, (ix) organization costs, (x) severance costs, (xi) buyout costs, (xii) net forfeited investment deposits, (xiii) amortization of above- and below-market lease intangibles, (xiv) gain or loss on involuntary conversion, (xv) settlement costs, (xvi) amortization of non-real estate assets, and adding (xvii) proceeds from interest rate contract receivables, and (xviii) similar adjustments for non-controlling interests and unconsolidated entities.

We also believe that Funds Available for Distribution ("FAD") is an additional meaningful non-GAAP supplemental measure of our operating results. FAD provides useful information for considering our operating results and certain other items relative to the amount of our distributions, and we believe is therefore meaningful to stockholders. FAD is calculated as AFFO adjusted for (i) management fees paid in shares or BREIT OP units, even if subsequently repurchased by us, (ii) recurring tenant improvements, leasing commissions, and other capital expenditures, (iii) stockholder servicing fees paid during the period, (iv) realized gains or losses on financial instruments, and (v) similar adjustments for non-controlling interests and unconsolidated entities. FAD is not indicative of cash available to fund our cash needs and does not represent cash flows from operating activities in accordance with GAAP, as FAD is adjusted for stockholder servicing fees and recurring tenant improvements, leasing commissions, and other capital expenditures, which are not considered when determining cash flows from operations. Furthermore, FAD excludes (i) adjustments for working capital items and (ii) amortization of discounts and premiums on investments in real estate debt. Cash flows from operating activities in accordance with GAAP would generally be adjusted for such items.

FFO, AFFO, and FAD should not be considered more relevant or accurate than GAAP net income (loss) in evaluating our operating performance. In addition, FFO, AFFO, and FAD should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO, AFFO, and FAD are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. In addition, our methodology for calculating AFFO and FAD may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported AFFO and FAD may not be comparable to the AFFO and FAD reported by other companies.

The following table presents a reconciliation of net loss attributable to BREIT stockholders and OP unitholders to FFO, AFFO and FAD attributable to BREIT stockholders and OP unitholders ($ in thousands):

	Year Ended December 31,		
	2025	2024[1]	2023[1]
Net loss attributable to BREIT stockholders	$ (3,284,153)	$ (890,549)	$ (691,822)
Net loss attributable to OP unitholders	(262,867)	(55,634)	(40,150)
Net loss attributable to BREIT stockholders and OP unitholders	(3,547,020)	(946,183)	(731,972)
Adjustments to arrive at FFO:			
Depreciation and amortization	3,216,645	3,573,427	3,811,218
Impairment of investments in real estate	630,438	382,174	236,071
Net gain on dispositions of real estate	(1,587,293)	(2,130,454)	(1,935,021)
Net gain on change in control	(22,022)	11,434	5,364
Allocable share of adjustments related to unconsolidated entities	492,010	213,655	(85,544)
Amount attributable to non-controlling interests for above adjustments	(306,894)	(218,510)	(334,893)
FFO attributable to BREIT stockholders and OP unitholders	(1,124,136)	885,543	965,223
Adjustments to arrive at AFFO:			
Performance participation allocation	592,932	—	—
Incentive compensation awards	70,599	77,400	67,435
Loss on extinguishment of debt	76,847	107,736	40,300
Unrealized losses in fair value of financial instruments	743,302	45,902	773,366
Straight-line rental income and expense	(137,985)	(152,482)	(188,951)
Amortization of deferred financing costs	210,321	206,249	211,316
Amortization of restricted stock awards	1,200	828	725
Other[2]	60,328	52,463	14,715
Allocable share of adjustments related to unconsolidated entities	800,482	192,540	254,260
Amount attributable to non-controlling interests for above adjustments	7,657	12,222	8,928
AFFO attributable to BREIT stockholders and OP unitholders	1,301,547	1,428,401	2,147,317
Adjustments to arrive at FAD:			
Management fee	670,978	713,643	839,237
Recurring tenant improvements, leasing commissions, and other capital expenditures[3]	(704,853)	(589,143)	(592,705)
Stockholder servicing fees	(158,186)	(177,129)	(207,406)
Realized losses (gains) on financial instruments	41,134	(117,173)	(324,573)
Allocable share of adjustments related to unconsolidated entities	(106,262)	(77,405)	(73,345)
Amount attributable to non-controlling interests for above adjustments	45,377	33,653	21,857
FAD attributable to BREIT stockholders and OP unitholders	$ 1,089,735	$ 1,214,847	$ 1,810,382

(1) The prior period has been recast to present unconsolidated entities in a consistent manner with the current period presentation.
(2) Other adjustments to arrive at AFFO for the years ended December 31, 2025 and 2024 primarily include severance costs, organization costs, amortization of above-and-below market lease intangible, and amortization of mortgage premium/discount, and to a lesser extent amortization of accumulated unrealized gains on derivatives previously recognized in other comprehensive income.
(3) Recurring tenant improvements and leasing commissions are generally related to second-generation leases and other capital expenditures required to maintain our investments. Other capital expenditures exclude projects that we believe will enhance the value of our investments.

Unregistered Sales of Equity Securities

During the year ended December 31, 2025, we issued equity securities that were not registered under the Securities Act. As described in Note 10 to our consolidated financial statements, the Adviser is entitled to an annual management fee payable monthly in cash, shares of common stock, or BREIT OP units, in each case at the Adviser's election. For the year ended December 31, 2025, the Adviser elected to receive its management fee in Class B units of BREIT OP, and we issued 48.5 million Class B units of BREIT OP to the Adviser in satisfaction of the 2025 management fee through November 2025. Additionally, we issued 4.0 million Class B units of BREIT OP to the Adviser in January 2026 in satisfaction of the December 2025 management fee.

The Special Limited Partner is entitled to a quarterly performance participation allocation, less any performance participation allocation received with respect to prior quarters in that year. During the year ended December 31, 2024, the Company's total return did not exceed the year-to-date hurdle amount, resulting in a Quarterly Shortfall with respect to the $105.0 million performance participation allocation recorded during the three months ended March 31, 2024 (the "2024 Shortfall Obligation"). During the year ended December 31, 2025, the Company issued 9.7 million Class I units and 22.4 million Class C units of BREIT OP to the Special Limited Partner as payment of the performance participation allocation earned by the Special Limited Partner during the year ended December 31, 2025, net of the 2024 Shortfall Obligation.

We have also sold Class I and Class C shares to feeder vehicles created primarily to hold Class I and Class C shares and offer indirect interests in such shares to other investors. During the year ended December 31, 2025, we received $506.2 million from selling 36.6 million unregistered Class I shares and $64.8 million from selling 4.1 million unregistered Class C shares to such vehicles.

We have also sold Class I and Class S-2 shares to certain accredited investors through certain participating broker-dealers. During the year ended December 31, 2025, we received $21.7 million from selling 1.6 million unregistered Class I shares and we received $25.8 million from selling 1.9 million unregistered Class S-2 shares.

Each of the foregoing transactions was exempt from the registration provisions of the Securities Act, by virtue of Section 4(a)(2) and/or Regulation D or Regulation S promulgated thereunder.

Share Repurchases

Under our Share Repurchase Plan, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last calendar day of that month (each such date, a "Repurchase Date"). Repurchases will be made at the transaction price in effect on the Repurchase Date (which will generally be equal to our prior month's NAV per share), except that shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price (the "Early Repurchase Deduction") subject to certain limited exceptions. Settlements of share repurchases will generally be made within three business days of the Repurchase Date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.

The aggregate NAV of total repurchases of all share classes, excluding OP units held by investors other than the Company, (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of the Company, but excluding any Early Repurchase Deduction applicable to the repurchased shares) is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders as of the end of the immediately preceding three months). For the avoidance of doubt, both of these limits are assessed during each month in a calendar quarter. We have in the past received, and may in the future receive, repurchase requests that exceed the limits under our Share Repurchase Plan, and we have in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. For the year ended December 31, 2025, we fulfilled $6.2 billion of share and unit repurchases requested, which represents all repurchase requests received for the year ended December 31, 2025.

Should repurchase requests, in our board of directors' judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should our board of directors otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing our shares is in the best interests of the Company as a whole, our board of directors may determine to repurchase fewer shares than have been requested to be repurchased (including relative to the 2% monthly limit and 5% quarterly limit under our Share Repurchase Plan), or none at all. Further, our board of directors has in the past made exceptions to the limitations in our Share Repurchase Plan and may in the future, in certain circumstances, make exceptions to such repurchase limitations (or repurchase fewer shares than such repurchase limitations), or modify or suspend our Share Repurchase Plan if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders. In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis after we have repurchased all shares for which repurchase has been requested due to death, disability or divorce and other limited exceptions. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the Share Repurchase Plan, as applicable.

If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests.

During the three months ended December 31, 2025, we repurchased shares of our common stock in the following amounts:

Month of:	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Repurchases as a Percentage of NAV[1]	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Program[2]
October 2025	32,725,501	$ 13.86	32,725,501	0.9 %	—
November 2025	28,095,413	$ 13.91	28,095,413	0.8 %	—
December 2025	25,012,448	$ 14.00	25,012,448	0.7 %	—
Total	85,833,362	$ 13.92	85,833,362	2.4 %	—

(1) Represents aggregate NAV of the shares repurchased under our Share Repurchase Plan over aggregate NAV of all shares outstanding, in each case, based on the NAV as of the last calendar day of the prior month.

(2) All repurchase requests under our share repurchase plan were satisfied.

As of December 31, 2025, Blackstone owned shares of the Company and units of BREIT OP valued at an aggregate $4.6 billion. Blackstone did not submit any repurchase requests for shares or units previously issued as payment for management fees or the performance participation allocation during the year ended December 31, 2025.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Section of the Annual Report on Form 10-K discusses 2025 and 2024 items and year to year comparison between 2025 and 2024. For the discussion of 2024 compared to 2023, see "Part II. Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2024, which specific discussion is incorporated by reference.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Part I Item 1A — "Risk Factors" in this Annual Report on Form 10-K.

Overview

We invest primarily in stabilized, income-generating commercial real estate in the United States and to a lesser extent, outside the United States. We also, to a lesser extent, invest in real estate debt investments. We are the sole general partner and majority limited partner of BREIT Operating Partnership L.P. ("BREIT OP"), a Delaware limited partnership, and we own substantially all of our assets through BREIT OP. We are externally managed by BX REIT Advisors L.L.C. (the "Adviser"). The Adviser is part of the real estate group of Blackstone Inc. ("Blackstone"), a leading investment manager. We currently operate our business in nine reportable segments: Rental Housing, Industrial, Data Centers, Net Lease, Office, Hospitality, Retail, Self Storage, and Investments in Real Estate Debt. Rental Housing includes multifamily and other types of rental housing such as manufactured, student, affordable, and single family rental housing, as well as senior living. Net Lease includes the real estate assets of The Bellagio Las Vegas, The Cosmopolitan of Las Vegas, and our unconsolidated investment in a Net Lease platform. Unconsolidated interests are included in the respective property segment.

BREIT is a non-listed, perpetual life real estate investment trust ("REIT") that qualifies as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As of February 27, 2026, we had received cumulative net proceeds of $80.2 billion from the sale of 6.2 billion shares of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stock in our continuous public offering and private offerings, and units of BREIT OP. We contributed the net proceeds from the sale of shares to BREIT OP in exchange for a corresponding number of Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C units. As of February 27, 2026, there are no Class L-2, or Class F shares units outstanding. BREIT OP has primarily used the net proceeds to make investments in real estate and real estate debt and for other general corporate purposes (including to fund repurchase requests under our share repurchase plan (the "Share Repurchase Plan") from time to time) as further described below under "Investment Portfolio." We intend to continue selling shares of our common stock on a monthly basis through our continuous public offering and private offerings.

In November 2025, BREIT and BREIT OP commenced the DST Program to issue and sell DST Interests in DSTs holding DST Properties through private offerings. These DST Interests will be issued and sold to "accredited investors" as that term is defined under Regulation D promulgated by the SEC under the Securities Act in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the "DST Offerings").

Under the DST Program, each DST Property may be sourced from our real properties or acquired from third parties, will be held in a separate DST, and will be leased by the DST to a wholly-owned subsidiary of BREIT OP under a master lease agreement. In accordance with the master lease, we are responsible for subleasing the DST Properties and for covering all costs associated with operating the underlying DST Properties. Each master lease agreement will be guaranteed by BREIT OP, which will retain the FMV Option, giving BREIT OP the right, but not the obligation, to acquire the DST Interests in the applicable DST from the DST investors any time during a defined period in exchange for BREIT OP units or, in certain cases, a combination of BREIT OP units and cash. After a one-year holding period, investors who acquire BREIT OP units pursuant to the FMV Option have a right to cause BREIT OP to redeem all or a portion of their OP units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

2025 Highlights

Operating Results:

- Declared monthly net distributions totaling $2.4 billion for the year ended December 31, 2025. The details of the average annualized distribution rates and total returns are shown in the following table:

	Class I	Class S	Class S-2	Class D	Class D-2	Class T	Class T-2
Average Annualized Distribution Rate[1]	4.8%	3.9%	3.9%	4.6%	4.6%	4.0%	4.0%
Year-to-Date Total Return, without upfront selling commissions[2]	8.1%	7.2%	3.2%	7.8%	3.1%	7.2%	3.4%
Year-to-Date Total Return, assuming maximum upfront selling commissions[2]	N/A	3.5%	(0.3)%	6.2%	1.6%	3.5%	(0.1)%
Inception-to-Date Total Return, without upfront selling commissions[2]	9.3%	8.4%	N/A	9.0%	N/A	8.5%	N/A
Inception-to-Date Total Return, assuming maximum upfront selling commissions[2]	N/A	8.0%	N/A	8.9%	N/A	8.1%	N/A

Investments:

- Sold 119 rental housing properties[3], 116 industrial properties, four retail properties, and four hospitality properties for total net proceeds of $6.6 billion. We recognized a net realized gain of $1.0 billion, net of the impairments recorded during the year.
- During the year ended December 31, 2025, deployed $5.8 billion (at BREIT's share) into the development of data centers through our QTS platform. This represents a 96% increase over the $3.0 billion deployed during the year ended December 31, 2024. These data center developments are 100% pre-leased, in substantially all cases to investment grade tenants.
- Acquired 177 net lease properties for a total purchase price of $106.3 million (at BREIT's share) through our Reliant Net Lease Platform.

Capital and Financing Activity:

- Raised $3.6 billion from the sale of shares of our common stock and units of BREIT OP during the year ended December 31, 2025. Repurchased $6.2 billion of our shares and units from investors during the year ended December 31, 2025.
- Decreased financings by a net $3.9 billion during the year ended December 31, 2025.

Current Portfolio:

- Our portfolio as of December 31, 2025 consisted of investments in real estate (96% based on fair value) and investments in real estate debt (4%).
- Our 4,483 properties[4] as of December 31, 2025 consisted primarily of Rental Housing (44% based on fair value), Industrial (22%) and Data Centers (21%), and our real estate portfolio was primarily concentrated in the following regions: South (36%), West (28%) and East (20%).
- Our investments in real estate debt as of December 31, 2025 consisted of a diversified portfolio of commercial mortgage-backed securities ("CMBS"), residential-backed securities ("RMBS"), mortgage and mezzanine loans, and other real estate-related debt. For further details on credit rating and underlying real estate collateral, refer to "Investment Portfolio – Investments in Real Estate Debt" below.

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(1) The annualized distribution rate is calculated by averaging each of the twelve months' annualized distribution, divided by the prior month's net asset value, which is inclusive of all fees and expenses. We believe the annualized distribution rate is a useful measure of our overall investment performance. The annualized distribution rate for Class S-2, D-2 and T-2 shares is calculated by averaging each of the months' annualized distribution rate since September 1, 2025, which is the date we began selling these shares.

(2) Total return is calculated as the change in NAV per share during the respective periods plus any distributions per share declared in the period, and assumes any distributions are reinvested under our distribution reinvestment plan. Total return for periods greater than one year is annualized. The year-to-date total returns for Class S-2, D-2, and T-2 shares are not annualized and represent the total return since September 1, 2025, which is the date we began selling these shares. Inception-to-date total returns for Class S-2, D-2, and T-2 shares will be disclosed once these shares have been outstanding for more than one year. We believe total return is a useful measure of our overall investment performance.

(3) Excludes the number of single family rental homes sold.

(4) Excludes 63,918 single family rental homes. Such single family rental homes are included in the fair value amounts.

Investment Portfolio

Portfolio Summary

The following chart shows the allocation of our investments between real estate and real estate debt based on fair value as of December 31, 2025:


Investment Allocation¹
Real Estate Debt
4%
Real Estate
96%

Real Estate Investments

The following charts further describe the diversification of our investments in real estate based on fair value as of December 31, 2025:


Property Sector¹
Hospitality
2%
Retail
2%
Self Storage
1%
Office
3%
Net Lease
5%
Data Centers
21%
Rental Housing
44%
Industrial
22%


Region Concentration¹
Non-U.S.
5%
Midwest
11%
South
36%
East
20%
West
28%

(1) "Real estate investments" include wholly owned property investments, BREIT's share of property investments held through joint ventures and equity in public and private real estate-related companies. "Real estate debt" includes BREIT's investments in CMBS, RMBS, mortgage and mezzanine loans, and other debt secured by real estate and real estate related assets, and excludes the impact of consolidating the loans that serve as collateral for certain of our debt securities on our Consolidated Generally Accepted Accounting Principles ("GAAP") Balance Sheets. "Property Sector" weighting is measured as the asset value of real estate investments for each sector category divided by the asset value of all real estate investments, excluding the value of any third party interests in such real estate investments. "Region Concentration" represents regions as defined by the National Council of Real Estate Investment Fiduciaries ("NCREIF") and the weighting is measured as the asset value of our real estate properties for each regional category divided by the asset value of all real estate properties, excluding the value of any third party interests in such real estate properties. "Non-U.S." reflects investments in Europe and Canada.

The following table provides a summary of our portfolio by property sector as of December 31, 2025:

Property Sector	Number of Properties[1][2]	Sq. Feet (in thousands)/ Units/Keys[1][2][3]	Occupancy Rate[3][4]	Average Effective Annual Base Rent Per Leased Square Foot/Units/Keys[3][5]	Gross Asset Value[6] ($ in thousands)	Property Sector Revenue[7] For the Year Ended December 31,	
						2025 ($ in thousands)	2024 ($ in thousands)
Rental Housing[8]	837	257,811 units	93%	$23,465	$ 53,274,571	$ 4,491,519	$ 4,888,219
Industrial	2,940	398,315 sq. ft.	92%	$6.84	27,128,072	1,715,627	1,817,263
Data Centers	133	19,735 sq. ft.	100%	$15.43	25,865,675	1,099,503	638,979
Net Lease	179	16,614 sq. ft.	100%	N/A	6,209,518	519,180	514,348
Office	14	5,177 sq. ft.	96%	$43.12	3,257,254	271,357	271,368
Hospitality	240	33,056 keys	72%	$189.95/$136.54	2,628,371	626,358	660,378
Retail	61	8,535 sq. ft.	96%	$22.06	2,608,878	225,834	240,148
Self Storage	79	5,046 sq. ft.	83%	$14.23	841,327	75,138	75,712
Total	4,483		94%		$ 121,813,666	$ 9,024,516	$ 9,106,415

(1) Single family rental homes are included in rental housing units and are not reflected in the number of properties.

(2) Includes properties owned by unconsolidated entities.

(3) Excludes land under development related to our rental housing, industrial and data center investments.

(4) For our industrial, data centers, net lease, retail and office investments, occupancy includes all leased square footage as of December 31, 2025. For our multifamily, student housing and affordable housing investments, occupancy is defined as the percentage of actual rent divided by gross potential rent (defined as actual rent for occupied units and market rent for vacant units) for the three months ended December 31, 2025. For our single family rental housing investments, the occupancy rate includes occupied homes for the month ended December 31, 2025. For our self storage, manufactured housing and senior living investments, the occupancy rate includes occupied square footage, occupied sites and occupied units, respectively, as of December 31, 2025. The average occupancy rate for our hospitality investments includes paid occupied rooms for the 12 months ended December 31, 2025. Hospitality investments owned less than 12 months are excluded from the average occupancy rate calculation. Total occupancy is weighted by the total value of all consolidated real estate properties, excluding our hospitality investments, and any third party interests in such properties. Unconsolidated investments are excluded from occupancy rate calculations.

(5) For multifamily and rental housing properties other than manufactured housing and senior living, average effective annual base rent represents the base rent for the year ended December 31, 2025 per leased unit, and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization. For manufactured housing, senior living, industrial, data centers, net lease, self storage, office, and retail properties, average effective annual base rent represents the annualized December 31, 2025 base rent per leased square foot or unit and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization. For hospitality properties, average effective annual base rent represents average daily rate ("ADR") and revenue per available Room ("RevPAR"), respectively, for the 12 months ended December 31, 2025. Hospitality investments owned less than 12 months are excluded from the ADR and RevPAR calculations. Unconsolidated investments are excluded from average effective annual base rent calculations.

(6) Gross Asset Value consists of our $85.1 billion allocable share of consolidated real estate properties and our $36.7 billion allocable share of the gross real estate value held by unconsolidated entities, in each case excluding the value of any third-party interests in such real estate investments. Such amounts are measured on a fair value basis.

(7) Includes the revenues from our consolidated real estate properties and our allocable share of revenues from properties held by unconsolidated entities. The prior period has been recast to exclude the non-controlling interest's allocable share of revenue to be consistent with the current period presentation. See the Property Sector Revenue disclosure immediately following this table for certain Non-GAAP disclosures and reconciliations.

(8) Rental Housing includes multifamily and other types of rental housing such as student, affordable, manufactured and single family rental housing, as well as senior living. Rental Housing units include multifamily units, student housing units, affordable housing units, manufactured housing sites, single family rental homes and senior living units.

Property Sector Revenue

Property Sector Revenue is a supplemental non-GAAP measure of revenue that includes our allocable share of the revenues from all consolidated and unconsolidated properties in our portfolio, which we believe is meaningful for management, investors, and other users of our financial statements to assess the scale of our exposure to different property sectors. We define Property Sector Revenue as our allocable share of the revenues from our consolidated properties plus our allocable share of revenues from unconsolidated entities. Property Sector Revenue may not be comparable to that of other companies and should not be considered to be more relevant or accurate in evaluating our operating performance than GAAP total revenues.

The following table provides a reconciliation of GAAP total revenues to Property Sector Revenue ($ in thousands):

| | Year Ended December 31, | |
	2025	2024
Total revenues[1]	$ 7,962,272	$ 8,531,034
Less: revenues allocable to non-controlling interests	(824,340)	(816,169)
Allocable share of revenues from unconsolidated entities	1,886,584	1,391,550
Property Sector Revenue	$ 9,024,516	$ 9,106,415

(1) Reflects total revenues determined in accordance with GAAP. See Consolidated Statements of Operations for details of revenue components.

Real Estate

The following table provides information regarding our real estate portfolio as of December 31, 2025:

Segment and Investment	Number of Properties[(1)(2)]	Location	Acquisition Date	Ownership Interest[(3)]	Sq. Feet (in thousands)/Units/Keys[(2)(4)]	Occupancy Rate[(4)(5)]
Rental Housing:						
TA Multifamily Portfolio	1	Gurnee, IL	Apr. 2017	100%	483 units	93%
Emory Point	1	Atlanta, GA	May 2017	100%	750 units	94%
Nevada West Multifamily	3	Las Vegas, NV	May 2017	100%	972 units	94%
Mountain Gate & Trails Multifamily	2	Las Vegas, NV	June 2017	100%	539 units	94%
Elysian West Multifamily	1	Las Vegas, NV	July 2017	100%	466 units	94%
ACG II Multifamily	3	Various	Sept. 2017	94%	740 units	95%
Olympus Multifamily	3	Jacksonville, FL	Nov. 2017	95%	1,032 units	92%
Amberglen West Multifamily	1	Hillsboro, OR	Nov. 2017	100%	396 units	93%
Aston Multifamily Portfolio	3	Boerne, TX & Louisville, KY	Various	100%	576 units	93%
Talavera and Flamingo Multifamily	2	Las Vegas, NV	Dec. 2017	100%	674 units	93%
Montair Multifamily	1	Thornton, CO	Dec. 2017	100%	320 units	93%
Signature at Kendall Multifamily	2	Miami, FL	Dec. 2017	100%	546 units	93%
Wave Multifamily Portfolio	3	Various	May 2018	100%	1,248 units	92%
ACG III Multifamily	2	Gresham, OR & Turlock, CA	May 2018	95%	475 units	95%
Carroll Florida Multifamily	1	Jacksonville, FL	May 2018	100%	320 units	94%
Solis at Flamingo	1	Las Vegas, NV	June 2018	95%	524 units	93%
Coyote Multifamily Portfolio	5	Phoenix, AZ	Aug. 2018	100%	1,398 units	95%
Avanti Apartments	1	Las Vegas, NV	Dec. 2018	100%	414 units	94%
Gilbert Heritage Apartments	1	Phoenix, AZ	Feb. 2019	90%	256 units	94%
Roman Multifamily Portfolio	9	Various	Feb. 2019	100%	2,403 units	94%
Citymark Multifamily 2-Pack	1	Lithia Springs, GA	Apr. 2019	100%	240 units	96%
Raider Multifamily Portfolio	4	Las Vegas, NV	Various	100%	1,514 units	94%
Bridge II Multifamily Portfolio	4	Various	Various	100%	1,562 units	93%
Miami Doral 2-Pack	2	Miami, FL	May 2019	100%	720 units	94%
Davis Multifamily 2-Pack	2	Raleigh, NC & Jacksonville, FL	May 2019	100%	454 units	94%
Slate Savannah	1	Savannah, GA	May 2019	90%	272 units	92%
Amara at MetroWest	1	Orlando, FL	May 2019	95%	411 units	89%
Edge Las Vegas	1	Las Vegas, NV	June 2019	95%	296 units	93%
ACG IV Multifamily	2	Woodland, CA & Puyallup, WA	June 2019	95%	606 units	94%
Anson at the Lakes	1	Charlotte, NC	June 2019	100%	694 units	94%
Edgewater at the Cove	1	Oregon City, OR	Aug. 2019	100%	248 units	91%
Haven 124 Multifamily	1	Denver, CO	Sept. 2019	100%	562 units	92%
Villages at McCullers Walk Multifamily	1	Raleigh, NC	Oct. 2019	100%	412 units	94%
Canopy at Citrus Park Multifamily	1	Largo, FL	Oct. 2019	90%	318 units	93%
Ridge Multifamily Portfolio	2	Las Vegas, NV	Oct. 2019	90%	456 units	93%
Evolve at Timber Creek Multifamily	1	Garner, NC	Nov. 2019	100%	304 units	94%
Arium Multifamily Portfolio	2	Ocoee & Oviedo, FL	Dec. 2019	100%	700 units	94%
Acorn Multifamily Portfolio	15	Various	Feb. & May 2020	98%	6,230 units	92%
Indigo West Multifamily	1	Orlando, FL	Mar. 2020	100%	456 units	90%
Park & Market Multifamily	1	Raleigh, NC	Oct. 2020	100%	409 units	95%
The Palmer Multifamily	1	Charlotte, NC	Oct. 2020	90%	318 units	95%
Jaguar Multifamily Portfolio	4	Various	Nov. & Dec. 2020	100%	1,671 units	94%
Cortona South Tampa Multifamily	1	Tampa, FL	Apr. 2021	100%	300 units	94%
Rosery Multifamily Portfolio	1	Largo, FL	Apr. 2021	100%	224 units	93%
Encore Tessera Multifamily	1	Phoenix, AZ	May 2021	80%	240 units	92%
Acorn 2.0 Multifamily Portfolio	14	Various	Various	98%	5,921 units	92%
Vue at Centennial Multifamily[(14)]	1	Las Vegas, NV	June 2021	87%	372 units	94%
Charlotte Multifamily Portfolio	1	Charlotte, NC	June 2021	100%	336 units	94%
Haven by Watermark Multifamily	1	Denver, CO	June 2021	100%	206 units	95%
Legacy North Multifamily	1	Plano, TX	Aug. 2021	100%	1,675 units	94%
The Brooke Multifamily	1	Atlanta, GA	Aug. 2021	100%	537 units	96%
One Boynton Multifamily	1	Boynton Beach, FL	Aug. 2021	100%	494 units	95%
Town Lantana Multifamily	1	Lantana, FL	Sept. 2021	90%	360 units	94%
Ring Multifamily Portfolio	12	Various	Sept. 2021	100%	3,030 units	94%
Villages at Pecan Grove Multifamily	1	Holly Springs, NC	Nov. 2021	100%	336 units	95%
Cielo Morrison Multifamily Portfolio	2	Charlotte, NC	Nov. 2021	90%	419 units	94%

FiveTwo at Highland Multifamily	1	Austin, TX	Nov. 2021	90%	390 units	94%
Roman 2.0 Multifamily Portfolio	17	Various	Dec. 2021 & Jan. 2022	100%	5,580 units	94%
Kapilina Beach Homes Multifamily	1	Ewa Beach, HI	Dec. 2021	100%	1,459 units	93%
SeaTac Multifamily Portfolio	2	Edgewood & Everett, WA	Dec. 2021	90%	480 units	92%
Villages at Raleigh Beach Multifamily	1	Raleigh, NC	Jan. 2022	100%	392 units	94%
Raider 2.0 Multifamily Portfolio	3	Las Vegas & Henderson, NV	Mar. & Apr. 2022	100%	1,390 units	94%
Dallas Multifamily Portfolio	2	Irving & Fort Worth, TX	Apr. 2022	90%	759 units	93%
Carlton at Bartram Park Multifamily	1	Jacksonville, FL	Apr. 2022	100%	750 units	93%
Overlook Multifamily Portfolio	2	Malden & Revere, MA	Apr. 2022	100%	1,386 units	91%
Harper Place at Bees Ferry Multifamily	1	Charleston, SC	Apr. 2022	100%	195 units	94%
Rapids Multifamily Portfolio	33	Various	May 2022	100%	9,880 units	93%
8 Spruce Street Multifamily	1	New York, NY	May 2022	100%	900 units	95%
Pike Multifamily Portfolio[6][14]	33	Various	June 2022	Various[14]	9,199 units	94%
ACG V Multifamily	2	Stockton, CA	Sept. 2022	95%	449 units	95%
Tricon - Multifamily[7]	10	Various	May 2024	Various[7]	1,745 units	(5)
Highroads MH	1	Phoenix, AZ	Apr. 2018	99.6%	86 units	99%
Southwest MH	6	Various	June 2018	99.6%	1,645 units	91%
SVPAC MH	2	Phoenix, AZ	July 2018	99.6%	233 units	100%
Riverest MH	1	Tavares, FL	Dec. 2018	99.6%	130 units	95%
Florida MH 4-Pack	4	Various	Apr. & July 2019	99.6%	799 units	91%
Clearwater MHC 2-Pack	2	Clearwater, FL	Mar. & Aug. 2020	99.6%	207 units	90%
Legacy MH Portfolio	6	Various	Apr. 2020	99.6%	1,574 units	90%
May Manor MH	1	Lakeland, FL	June 2020	99.6%	297 units	77%
Southeast MH Portfolio	18	Various	Dec. 2020	99.6%	5,435 units	94%
Courtly Manor MH	1	Hialeah, FL	Oct. 2021	99.6%	525 units	100%
EdR Student Housing Portfolio	1	Athens, GA	Sept. 2018	60%	266 units	92%
Mercury 3100 Student Housing	1	Orlando, FL	Feb. 2021	100%	228 units	93%
Signal Student Housing Portfolio	7	Various	Aug. 2021	96%	1,674 units	91%
Standard at Fort Collins Student Housing	1	Fort Collins, CO	Nov. 2021	97%	237 units	91%
Intel Student Housing Portfolio	4	Reno, NV	Various	98%	808 units	92%
Signal 2.0 Student Housing Portfolio	2	Buffalo, NY & Athens, GA	Dec. 2021	97%	366 units	97%
Robin Student Housing Portfolio	5	Various	Mar. 2022	98%	1,137 units	89%
Legacy on Rio Student Housing	1	Austin, TX	Mar. 2022	97%	144 units	94%
Mark at Tucson Student Housing	1	Mountain, AZ	Apr. 2022	97%	154 units	80%
Legacy at Baton Rouge Student Housing	1	Baton Rouge, LA	May 2022	97%	300 units	99%
American Campus Communities	135	Various	Aug. 2022	69%	32,570 units	92%
Home Partners of America[8]	N/A[1]	Various	Various	Various[8]	23,449 units	97%
Tricon - Single Family Rental[9]	N/A[1]	Various	May 2024	Various[9]	40,469 units	(5)
Quebec Independent Living Portfolio	4	Quebec, Canada	Aug. 2021 & Aug. 2022	100%	1,125 units	97%
Ace Affordable Housing Portfolio[10]	341	Various	Dec. 2021	Various[10]	49,689 units	92%
Florida Affordable Housing Portfolio	43	Various	Various	100%	10,965 units	95%
Palm Park Affordable Housing	1	Boynton Beach, FL	May 2022	100%	160 units	96%
Wasatch 2-Pack	2	Spring Valley, CA & Midvale, UT	Oct. 2022	100%	350 units	92%
Total Rental Housing	837				257,811 units	
Industrial:						
HS Industrial Portfolio	27	Various	Apr. 2017	100%	4,506 sq. ft.	98%
Southeast Industrial Portfolio	2	Jacksonville, FL & La Vergne, TN	Nov. 2017	100%	806 sq. ft.	50%
Kraft Chicago Industrial Portfolio	3	Aurora, IL	Jan. 2018	100%	1,695 sq. ft.	69%
Canyon Industrial Portfolio	92	Various	Mar. 2018	100%	14,561 sq. ft.	94%
HP Cold Storage Industrial Portfolio	6	Various	May 2018	100%	2,259 sq. ft.	100%
Meridian Industrial Portfolio	37	Various	Nov. 2018	100%	5,931 sq. ft.	89%
Summit Industrial Portfolio	8	Atlanta, GA	Dec. 2018	100%	631 sq. ft.	93%
4500 Westport Drive	1	Harrisburg, PA	Jan. 2019	100%	179 sq. ft.	100%
Minneapolis Industrial Portfolio	34	Minneapolis, MN	Apr. 2019	100%	2,459 sq. ft.	94%
Atlanta Industrial Portfolio	60	Atlanta, GA	May 2019	100%	3,738 sq. ft.	95%
Patriot Park Industrial Portfolio	2	Durham, NC	Sept. 2019	100%	323 sq. ft.	93%
Denali Industrial Portfolio	13	Various	Sept. 2019	100%	3,510 sq. ft.	100%
Jupiter 12 Industrial Portfolio	230	Various	Sept. 2019	100%	45,683 sq. ft.	94%
2201 Main Street	1	San Diego, CA	Oct. 2019	100%	260 sq. ft.	100%
Triangle Industrial Portfolio	24	Greensboro, NC	Jan. 2020	100%	2,434 sq. ft.	82%
Midwest Industrial Portfolio	25	Various	Feb. 2020	100%	5,724 sq. ft.	80%
Pancal Industrial Portfolio	8	Various	Feb. & Apr. 2020	100%	1,867 sq. ft.	87%
Diamond Industrial	1	Pico Rivera, CA	Aug. 2020	100%	243 sq. ft.	100%

Inland Empire Industrial Portfolio	2	Etiwanda & Fontana, CA	Sept. 2020	100%	404 sq. ft.	100%
Shield Industrial Portfolio	12	Various	Dec. 2020	100%	1,978 sq. ft.	100%
7520 Georgetown Industrial	1	Indianapolis, IN	Dec. 2020	100%	425 sq. ft.	100%
WC Infill Industrial Portfolio[11]	18	Various	Jan. & Aug. 2021	85%	2,864 sq. ft.	(5)
Vault Industrial Portfolio[11]	35	Various	Jan. 2021	46%	6,597 sq. ft.	(5)
Chicago Infill Industrial Portfolio	6	Various	Feb. 2021	100%	1,041 sq. ft.	100%
Greensboro Industrial Portfolio	19	Various	Apr. 2021	100%	2,068 sq. ft.	81%
I-85 Southeast Industrial Portfolio	4	Various	July & Aug. 2021	100%	739 sq. ft.	100%
Alaska Industrial Portfolio[11]	27	Various UK	July & Oct. 2021	22%	8,735 sq. ft.	(5)
Capstone Industrial Portfolio	2	Brooklyn Park, MN	Sept. 2021	100%	219 sq. ft.	100%
Winston Industrial Portfolio[12]	106	Various	Oct. 2021	Various[12]	26,834 sq. ft.	96%
Procyon Distribution Center Industrial	1	Las Vegas, NV	Oct. 2021	100%	122 sq. ft.	45%
Northborough Industrial Portfolio	2	Marlborough, MA	Oct. 2021	100%	600 sq. ft.	100%
Coldplay Logistics Portfolio[11]	17	Various Germany	Oct. 2021	10%	1,742 sq. ft.	(5)
Canyon 2.0 Industrial Portfolio	89	Various	Nov. 2021	99%	13,699 sq. ft.	90%
Tropical Sloane Las Vegas Industrial	1	Las Vegas, NV	Nov. 2021	100%	171 sq. ft.	100%
Explorer Industrial Portfolio[11]	324	Various	Nov. 2021	12%	69,641 sq. ft.	(5)
Evergreen Industrial Portfolio[11]	11	Various Europe	Dec. 2021	10%	5,545 sq. ft.	(5)
Maplewood Industrial	9	Various	Dec. 2021	100%	2,501 sq. ft.	74%
Meadowland Industrial Portfolio	3	Las Vegas, NV	Dec. 2021	100%	1,138 sq. ft.	92%
Bulldog Industrial Portfolio	7	Suwanee, GA	Dec. 2021	100%	512 sq. ft.	97%
SLC NW Commerce Industrial	3	Salt Lake City, UT	Dec. 2021	100%	529 sq. ft.	100%
Bluefin Industrial Portfolio[11]	68	Various	Dec. 2021	23%	10,811 sq. ft.	(5)
73 Business Center Industrial Portfolio	1	Greensboro, NC	Dec. 2021	100%	217 sq. ft.	100%
Amhurst Industrial Portfolio	8	Waukegan, IL	Mar. 2022	100%	1,280 sq. ft.	96%
Shoals Logistics Center Industrial	1	Austell, GA	Apr. 2022	100%	254 sq. ft.	100%
Durham Commerce Center Industrial	1	Durham, NC	Apr. 2022	100%	132 sq. ft.	100%
Mileway Industrial Portfolio[11]	1,588	Various Europe	Various	15%	140,708 sq. ft.	(5)
Total Industrial	2,940				398,315 sq. ft.	
Data Centers:						
D.C. Powered Shell Warehouse Portfolio	9	Ashburn & Manassas, VA	June & Dec. 2019	90%	1,471 sq. ft.	100%
Highpoint Powered Shell Portfolio	2	Sterling, VA	June 2021	100%	434 sq. ft.	100%
QTS Data Centers[11]	119	Various	Aug. 2021	35.5%	17,038 sq. ft.	(5)
Atlantic Powered Shell Portfolio	3	Sterling, VA	Apr. 2022	100%	792 sq. ft.	100%
Total Data Centers	133				19,735 sq. ft.	
Net Lease:						
Bellagio Net Lease	1	Las Vegas, NV	Nov. 2019	49%	8,507 sq. ft.	100%
Cosmopolitan Net Lease	1	Las Vegas, NV	May 2022	80%	6,902 sq. ft.	100%
Reliant Net Lease	177	Various	Various	25%	1,205 sq. ft.	(5)
Total Net Lease	179				16,614 sq. ft.	
Office:						
EmeryTech Office	1	Emeryville, CA	Oct. 2019	100%	234 sq. ft.	71%
Coleman Highline Office	1	San Jose, CA	Oct. 2020	100%	357 sq. ft.	100%
Atlanta Tech Center Office	1	Atlanta, GA	May 2021	100%	361 sq. ft.	100%
Atlantic Complex Office	3	Toronto, Canada	Nov. 2021	97%	259 sq. ft.	100%
One Manhattan West[11]	1	New York, NY	Mar. 2022	49%	2,086 sq. ft.	(5)
One Culver Office	1	Culver City, CA	Mar. 2022	90%	374 sq. ft.	100%
Montreal Office Portfolio	2	Westmount & Montreal, QC	Mar. 2022	98%	412 sq. ft.	94%
Atlanta Tech Center 2.0 Office	1	Atlanta, GA	June 2022	100%	318 sq. ft.	100%
Pike Office Portfolio[6]	2	San Antonio, TX	June 2022	100%	259 sq. ft.	86%
Adare Office	1	Dublin, Ireland	Aug. 2022	75%	517 sq. ft.	100%
Total Office	14				5,177 sq. ft.	
Hospitality:						
Hyatt Place UC Davis	1	Davis, CA	Jan. 2017	100%	127 keys	65%
Hyatt Place San Jose Downtown	1	San Jose, CA	June 2017	100%	240 keys	67%
Florida Select-Service 4-Pack	1	Tampa, FL	July 2017	100%	113 keys	78%
Hyatt House Downtown Atlanta	1	Atlanta, GA	Aug. 2017	100%	150 keys	71%
Boston/Worcester Select-Service 3-Pack	1	Chelsea, MA	Oct. 2017	100%	140 keys	77%
Henderson Select-Service 2-Pack	2	Henderson, NV	May 2018	100%	228 keys	73%
Orlando Select-Service 2-Pack	2	Orlando, FL	May 2018	100%	254 keys	83%

Corporex Select Service Portfolio	1	Rohnert Park, CA	Aug. 2018	100%	102 keys	72%
Hampton Inn & Suites Federal Way	1	Seattle, WA	Oct. 2018	100%	142 keys	73%
Courtyard Kona	1	Kailua-Kona, HI	Mar. 2019	100%	455 keys	73%
Raven Select Service Portfolio	10	Various	June 2019	100%	1,291 keys	71%
Urban 2-Pack	1	Chicago, IL	July 2019	100%	337 keys	69%
Hyatt Regency Atlanta	1	Atlanta, GA	Sept. 2019	100%	1,260 keys	66%
RHW Select Service Portfolio	6	Colorado Springs, CO	Nov. 2019	100%	557 keys	67%
Key West Select Service Portfolio	4	Key West, FL	Oct. 2021	100%	519 keys	80%
Sunbelt Select Service Portfolio	3	Various	Dec. 2021	100%	716 keys	69%
HGI Austin University Select Service	1	Austin, TX	Dec. 2021	100%	214 keys	66%
Sleep Extended Stay Hotel Portfolio(11)	195	Various	July 2022	30%	24,802 keys	(5)
Halo Select Service Portfolio	7	Various	Aug. & Oct. 2022	100%	1,409 keys	77%
Total Hospitality	240				33,056 keys	
Retail:						
Bakers Centre	1	Philadelphia, PA	Mar. 2017	100%	238 sq. ft.	100%
Plaza Del Sol Retail	1	Burbank, CA	Oct. 2017	100%	167 sq. ft.	99%
Vista Center	1	Miami, FL	Aug. 2018	100%	89 sq. ft.	99%
El Paseo Simi Valley	1	Simi Valley, CA	June 2019	100%	108 sq. ft.	97%
Towne Center East	1	Signal Hill, CA	Sept. 2019	100%	163 sq. ft.	99%
Plaza Pacoima	1	Pacoima, CA	Oct. 2019	100%	204 sq. ft.	100%
Canarsie Plaza	1	Brooklyn, NY	Dec. 2019	100%	274 sq. ft.	100%
SoCal Grocery Portfolio	6	Various	Jan. 2020	100%	685 sq. ft.	97%
Northeast Tower Center	1	Philadelphia, PA	Aug. 2021	100%	301 sq. ft.	99%
Southeast Retail Portfolio(11)	6	Various	Oct. 2021	50%	1,228 sq. ft.	(5)
Bingo Retail Portfolio	10	Various	Dec. 2021	100%	1,767 sq. ft.	97%
Pike Retail Portfolio(6)(13)	30	Various	June 2022	Various(13)	3,280 sq. ft.	96%
Tricon-Retail(11)	1	Toronto, Canada	May 2024	12%	31 sq. ft.	(5)
Total Retail	61				8,535 sq. ft.	
Self Storage:						
East Coast Storage Portfolio	20	Various	Aug. 2019	98%	1,247 sq. ft.	84%
Phoenix Storage 2-Pack	2	Phoenix, AZ	Mar. 2020	98%	111 sq. ft.	83%
Cactus Storage Portfolio	18	Various	Sept. & Oct. 2020	98%	1,089 sq. ft.	84%
Caltex Storage Portfolio	4	Various	Nov. & Dec. 2020	98%	241 sq. ft.	83%
Florida Self Storage Portfolio	2	Cocoa & Rockledge, FL	Dec. 2020	98%	158 sq. ft.	78%
Pace Storage Portfolio	1	Pace, FL	Dec. 2020	98%	72 sq. ft.	78%
Flamingo Self Storage Portfolio	6	Various	Various	98%	376 sq. ft.	81%
Alpaca Self Storage Portfolio	26	Various	Apr. 2022	98%	1,752 sq. ft.	83%
Total Self Storage	79				5,046 sq. ft.	
Total Investments in Real Estate	4,483					

(1) Rental Housing includes multifamily and other types of rental housing such as student, affordable, manufactured and single family rental housing, as well as senior living. Rental Housing units include multifamily units, student housing units, affordable housing units, manufactured housing sites, single family rental homes and senior living units. Single family rental homes are accounted for in rental housing units and are not reflected in the number of properties.
(2) Includes properties owned by unconsolidated entities.
(3) Certain of our joint venture agreements provide the seller or the other partner a profits interest based on achieving certain internal rate of return hurdles. Such investments are consolidated by us and any profits interest due to the other partners is reported within non-controlling interests.
(4) Excludes land under development related to our rental housing, industrial and data centers investments.
(5) For our industrial, data centers, net lease, retail and office investments, occupancy includes all leased square footage as of December 31, 2025. For our multifamily, student housing and affordable housing investments, occupancy is defined as the percentage of actual rent divided by gross potential rent (defined as actual rent for occupied units and market rent for vacant units) for the three months ended December 31, 2025. For our single family rental housing investments, the occupancy rate includes occupied homes for the month ended December 31, 2025. For our self storage, manufactured housing and senior living investments, the occupancy rate includes occupied square footage, occupied sites and occupied units, respectively, as of December 31, 2025. The average occupancy rate for our hospitality investments includes paid occupied rooms for the 12 months ended December 31, 2025. Hospitality investments owned less than 12 months are excluded from the average occupancy rate calculation. Unconsolidated investments are excluded from occupancy rate calculations.
(6) Represents acquisition of Preferred Apartment Communities.

(7) Includes various ownership interests in 10 unconsolidated multifamily properties.
(8) Includes a 100% interest in 13,783 consolidated single family rental homes, a 44% interest in 8,230 unconsolidated single family rental homes, and a 12% interest in 1,436 unconsolidated single family rental homes.
(9) Includes various ownership interests in 40,469 unconsolidated single family rental homes.
(10) Includes various ownership interests in 337 consolidated affordable housing properties and four unconsolidated affordable housing properties.
(11) Investment is unconsolidated.
(12) Includes various ownership interests in 87 consolidated industrial properties and 19 unconsolidated industrial properties.
(13) Includes 29 wholly owned retail properties and a 50% interest in one unconsolidated retail property.
(14) Includes properties held by DSTs as of December 31, 2025.

Lease Expirations

The following schedule details the expiring leases at our consolidated industrial, data centers, net lease, retail, and office properties by annualized base rent and square footage as of December 31, 2025 ($ and square feet data in thousands). The table below excludes our rental housing and self storage properties as substantially all leases at such properties expire within 12 months:

Year	Number of Expiring Leases	Annualized Base Rent[1]	% of Total Annualized Base Rent Expiring	Square Feet	% of Total Square Feet Expiring
2026	536	$ 125,532	7%	28,993	17%
2027	655	204,753	12%	26,606	16%
2028	600	201,124	12%	25,929	15%
2029	463	201,146	12%	23,122	14%
2030	411	197,585	11%	20,906	12%
2031	236	99,587	6%	13,001	8%
2032	103	59,476	3%	5,027	3%
2033	95	47,706	3%	4,530	3%
2034	63	23,819	1%	3,278	2%
2035	64	23,378	1%	1,911	1%
Thereafter	116	561,989	32%	15,965	9%
Total	3,342	$ 1,746,095	100%	169,268	100%

(1) Annualized base rent is determined from the annualized base rent per leased square foot as of December 31, 2025 and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

Investments in Real Estate Debt

The following charts further describe the diversification of our investments in real estate debt by credit rating and collateral type, and includes our investments in CMBS, RMBS, mortgage loans, and other debt secured by real estate assets, and excludes the impact of consolidating the loans that serve as collateral for certain of our debt securities on our Consolidated GAAP Balance Sheets, based on fair value as of December 31, 2025:



Collateral Type
Office 6%
Hospitality 1%
Diversified 1%
Net Lease 18%
Rental Housing 39%
Industrial 35%

Credit Rating¹
CCC and Below 2%
B 12%
BB 10%
Not Rated² 44%
BBB 16%
Private CRE Loans 16%

(1) BBB represents credit ratings of BBB+, BBB, and BBB-, BB represents credit ratings of BB+, BB, and BB-, B represents credit ratings of B+, B, and B-, and CCC and below represents credit ratings of CCC+ and below.
(2) Not rated positions have a weighted-average LTV at origination of 58% and are primarily composed of rental housing (42%) and industrial (56%) assets.

The following table details our investments in real estate debt as of December 31, 2025 ($ in thousands):

	December 31, 2025				
Type of Security/Loan[(1)]	**Weighted Average Coupon[(2)]**	**Weighted Average Maturity Date[(3)]**	**Face Amount**	**Cost Basis**	**Fair Value**
CMBS[(4)]	+4.4%	10/26/2033	$ 4,008,480	$ 3,994,929	$ 3,804,583
RMBS	4.2%	10/9/2058	94,799	92,483	76,668
Corporate bonds	4.9%	6/9/2028	54,674	54,003	53,101
Total real estate securities	7.8%	3/26/2034	4,157,953	4,141,415	3,934,352
Commercial real estate loans	+4.6%	12/18/2027	795,157	782,348	794,147
Other investments[(5)]	N/A	N/A	88,847	88,847	96,619
Total investments in real estate debt	7.9%	7/7/2030	$ 5,041,957	$ 5,012,610	$ 4,825,118

(1) Includes our investments in CMBS, RMBS, mortgage loans, and other debt secured by real estate assets, and excludes the impact of consolidating the loans that serve as collateral for certain of our debt securities on our Consolidated GAAP Balance Sheets.

(2) The symbol "+" means that the figure represents a spread over the relevant floating benchmark rates, which include Secured Overnight Financing Rate ("SOFR"), Sterling Overnight Index Average ("SONIA"), and Euro Interbank Offer Rate ("EURIBOR"), as applicable to each security and loan. Fixed rate CMBS and commercial real estate loans are reflected as a spread over the relevant floating benchmark rates as of December 31, 2025 for purposes of the weighted averages. Weighted average coupon for CMBS does not include zero-coupon securities. As of December 31, 2025, we have interest rate swaps outstanding with a notional value of $0.3 billion that effectively convert a portion of our fixed rate investments in real estate debt to floating rates. Total weighted average coupon does not include the impact of such interest rate swaps or other derivatives.

(3) Weighted average maturity date is based on the fully extended maturity date of the instrument.

(4) Face amount excludes interest-only securities with a notional amount of $0.2 billion as of December 31, 2025. In addition, CMBS includes zero-coupon securities of $0.1 billion as of December 31, 2025.

(5) Represents an investment in an unconsolidated joint venture with the Federal Deposit Insurance Corporation that holds investments in real estate debt. Weighted average coupon and weighted average maturity date excludes this joint venture.

Results of Operations

The following table sets forth information regarding our consolidated results of operations for the years ended December 31, 2025 and 2024 ($ in thousands, except per share data):

		Year Ended December 31,			Change	
		2025		2024		$
Revenues						
Rental revenue	$	7,074,709	$	7,604,146	$	(529,437)
Hospitality revenue		514,121		546,372		(32,251)
Other revenue		373,442		380,516		(7,074)
Total revenues		7,962,272		8,531,034		(568,762)
Expenses						
Rental property operating		3,326,077		3,670,535		(344,458)
Hospitality operating		366,014		385,515		(19,501)
General and administrative		69,504		64,499		5,005
Management fee		670,978		713,643		(42,665)
Performance participation allocation		592,932		—		592,932
Impairment of investments in real estate		630,438		382,174		248,264
Depreciation and amortization		3,216,645		3,573,427		(356,782)
Total expenses		8,872,588		8,789,793		82,795
Other income (expense)						
Loss from unconsolidated entities		(868,655)		(82,581)		(786,074)
Income from investments in real estate debt		525,462		744,895		(219,433)
Change in net assets of consolidated securitization vehicles		107,500		201,614		(94,114)
Loss from interest rate derivatives		(872,698)		(208,185)		(664,513)
Net gain on dispositions of real estate		1,587,293		2,130,204		(542,911)
Interest expense, net		(3,055,742)		(3,335,868)		280,126
Loss on extinguishment of debt		(76,847)		(107,736)		30,889
Other expense		(83,654)		(63,366)		(20,288)
Total other income (expense)		(2,737,341)		(721,023)		(2,016,318)
Net loss	$	(3,647,657)	$	(979,782)	$	(2,667,875)
Net loss attributable to non-controlling interests attributable to consolidated subsidiaries	$	100,637	$	33,599	$	67,038
Net loss attributable to non-controlling interests in BREIT OP		262,867		55,634		207,233
Net loss attributable to BREIT stockholders	$	(3,284,153)	$	(890,549)	$	(2,393,604)
Net loss per share of common stock — basic and diluted	$	(0.92)	$	(0.23)	$	(0.69)

Rental Revenue

During the year ended December 31, 2025, rental revenue decreased $0.5 billion as compared to the year ended December 31, 2024. The decrease can primarily be attributed to a $0.6 billion decrease in Non-Same Property revenues due to the real estate dispositions we made from January 1, 2024 to December 31, 2025, partially offset by a $0.1 billion increase in Same Property revenues. See "Same Property NOI" section for further details of the increase in Same Property revenues.

Hospitality Revenue

During the year ended December 31, 2025, hospitality revenue decreased $32.3 million as compared to the year ended December 31, 2024. The decrease can primarily be attributed to an $18.4 million decrease in Non-Same Property revenues due to the real estate dispositions we made from January 1, 2024 to December 31, 2025 and a $13.9 million decrease in Same Property revenues. See "Same Property NOI" section for further details of the decrease in Same Property revenues.

Other Revenue

During the year ended December 31, 2025, other revenue decreased $7.1 million as compared to the year ended December 31, 2024. The decrease can primarily be attributed to a $35.2 million decrease in Non-Same Property revenues due to the real estate dispositions we made from January 1, 2024 to December 31, 2025, partially offset by a $28.1 million increase in Same Property revenues. See "Same Property NOI" section for further details of the increase in Same Property revenues.

Rental Property Operating Expenses

During the year ended December 31, 2025, rental property operating expenses decreased $0.3 billion as compared to the year ended December 31, 2024. The decrease can primarily be attributed to a $0.4 billion decrease in Non-Same Property operating expenses due to the real estate dispositions we made from January 1, 2024 to December 31, 2025, partially offset by a $0.1 billion increase in Same Property operating expenses. See "Same Property NOI" section for further details of the increase in Same Property operating expenses.

Hospitality Operating Expenses

During the year ended December 31, 2025, hospitality operating expenses decreased $19.5 million as compared to the year ended December 31, 2024. The decrease can primarily be attributed to a $22.5 million decrease in Non-Same Property hospitality operating expenses due to the real estate dispositions we made from January 1, 2024 to December 31, 2025, partially offset by a $3.0 million increase in Same Property hospitality operating expenses. See "Same Property NOI" section for further details of the increase in Same Property hospitality operating expenses.

General and Administrative Expenses

During the year ended December 31, 2025, general and administrative expenses increased $5.0 million compared to the year ended December 31, 2024. The increase was due to an increase in various corporate level expenses during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Management Fee

During the year ended December 31, 2025, the management fee decreased $42.7 million compared to the year ended December 31, 2024. The decrease was due to a lower average NAV during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Performance Participation Allocation

During the year ended December 31, 2025, the performance participation allocation expense increased $592.9 million compared to the year ended December 31, 2024. The increase was the result of a higher total return for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Impairment of Investments in Real Estate

During the year ended December 31, 2025, impairments of investments in real estate increased $248.3 million compared to the year ended December 31, 2024. During the year ended December 31, 2025, we recognized an aggregate $630.4 million of impairment charges including (i) $494.3 million related to certain properties as a result of updates to the undiscounted cash flow assumptions, and (ii) $136.1 million related to certain held-for-sale real estate investments where their GAAP carrying amount exceeded their fair value, less estimated closing costs.

During the year ended December 31, 2024, we recognized an aggregate $382.2 million of impairment charges including (i) $245.2 million related to certain properties as a result of updates to the undiscounted cash flow assumptions, primarily to account for a shorter hold period, and (ii) $137.0 million related to certain held-for-sale real estate investments where their GAAP carrying amount exceeded their fair value, less estimated closing costs.

Depreciation and Amortization

During the year ended December 31, 2025, depreciation and amortization decreased $0.4 billion compared to the year ended December 31, 2024. The decrease was primarily driven by the impact of disposition activity from January 1, 2024 through December 31, 2025.

Loss from Unconsolidated Entities

During the year ended December 31, 2025, we had a net loss from unconsolidated entities of $868.7 million, primarily driven by our QTS Data Centers investment, attributable to unrealized losses related to the change in the fair value of interest rate derivatives, depreciation and amortization, and one-time buyout costs. During the year ended December 31, 2024, we had a net loss from unconsolidated entities of $82.6 million primarily driven by the change in fair value of unconsolidated entities carried at fair value, offset by unrealized gains related to the change in the fair value of interest rate derivatives attributable to our QTS Data Centers investment.

Income from Investments in Real Estate Debt

During the year ended December 31, 2025, income from investments in real estate debt decreased $219.4 million compared to the year ended December 31, 2024. The decrease was primarily attributable to a decrease of $172.6 million in interest income as a result of sales and repayments and a decrease of $56.2 million in net unrealized/realized gains (losses) on our investments in real estate debt and related derivatives.

Change in Net Assets of Consolidated Securitization Vehicles

During the year ended December 31, 2025, the change in net assets of consolidated securitization vehicles decreased $94.1 million compared to the year ended December 31, 2024. The decrease was primarily attributable to a decrease of $46.5 million in interest income as a result of sales and repayments and a decrease in net unrealized/realized gains (losses) of $47.4 million.

Loss from Interest Rate Derivatives

During the year ended December 31, 2025, loss from interest rate derivatives increased $664.5 million compared to the year ended December 31, 2024. The increase was primarily attributable to a decrease in the fair value of our derivatives.

Net Gain on Dispositions of Real Estate

During the year ended December 31, 2025, net gain on dispositions of real estate decreased $0.5 billion compared to the year ended December 31, 2024. During the year ended December 31, 2025, we recorded $1.6 billion of net gains from the disposition of 119 rental housing properties, 116 industrial properties, four retail properties, and four hospitality properties. During the year ended December 31, 2024, we recorded $2.1 billion of net gains from the disposition of 128 rental housing properties, 114 industrial properties, 15 retail properties, three hospitality properties, and one self storage property.

Interest Expense, Net

During the year ended December 31, 2025, net interest expense decreased $0.3 billion compared to the year ended December 31, 2024. The decrease was primarily due to lower outstanding borrowings, primarily resulting from real estate dispositions from January 1, 2024 to December 31, 2025.

Loss on Extinguishment of Debt

During the year ended December 31, 2025, loss on extinguishment of debt decreased $30.9 million compared to the year ended December 31, 2024. The decrease was primarily due to the impact of refinancing and disposition activity during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Other Expense

During the year ended December 31, 2025, other expense increased $20.3 million compared to the year ended December 31, 2024. The increase was primarily due to increases in portfolio-level corporate costs of $26.2 million.

Refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024 for discussion of our consolidated results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, which specific discussion is incorporated herein by reference.

<u>Same Property NOI</u>

Net Operating Income ("NOI") is a supplemental non-GAAP measure of our property operating results that we believe is meaningful because it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate. We define NOI as operating revenues less operating expenses, which exclude (i) impairment of investments in real estate, (ii) depreciation and amortization, (iii) straight-line rental income and expense, (iv) amortization of above- and below-market lease intangibles, (v) amortization of accumulated unrealized gains on derivatives previously recognized in other comprehensive income, (vi) lease termination fees, (vii) portfolio-level corporate costs, (viii) other non-property related revenue and expense items such as (a) general and administrative expenses, (b) management fee, (c) performance participation allocation, (d) incentive compensation awards, (e) income (loss) from investments in real estate debt, (f) change in net assets of consolidated securitization vehicles, (g) income (loss) from interest rate derivatives, (h) net gain on dispositions of real estate, (i) interest expense, net, (j) loss on extinguishment of debt, (k) other income (expense), and (l) buyout costs and (ix) similar adjustments for NOI attributable to non-controlling interests and unconsolidated entities.

We evaluate our consolidated results of operations on a Same Property basis, which allows us to analyze our property operating results excluding acquisitions and dispositions during the periods under comparison. Properties in our portfolio are considered Same Property if they were owned for the full periods presented, otherwise they are considered Non-Same Property. Recently developed properties are not included in Same Property results until the properties have achieved stabilization for both full periods presented. We define stabilization for the property as the earlier of (i) achieving 90% occupancy, (ii) 12 months after receiving a certificate of occupancy, or (iii) for Data Centers, 12 months after receiving a certificate of occupancy and greater than 50% of its critical IT capacity has been built. Certain assets are excluded from Same Property results and are considered Non-Same Property, including (i) properties held-for-sale, (ii) properties that are being redeveloped, (iii) properties identified for future sale, and (iv) interests in unconsolidated entities under contract for sale with a hard deposit or other factors ensuring the buyer's performance. We do not consider our investments in the real estate debt segment or equity securities to be Same Property.

Same Property NOI assists in eliminating disparities in net income due to the acquisition, disposition, development, or redevelopment of properties during the periods presented, and therefore we believe it provides a meaningful performance measure for the comparison of the operating performance of our properties, which we believe is useful to investors. Our Same Property NOI may not be comparable to that of other companies and should not be considered to be more relevant or accurate in evaluating our operating performance than our GAAP net income (loss).

For the years ended December 31, 2025 and 2024, our Same Property portfolio consisted of 749 rental housing, 2,859 industrial, 41 data centers, two net lease, 240 hotel, 79 self storage, 60 retail, and 11 office properties. The following table reconciles GAAP net loss to Same Property NOI for the years ended December 31, 2025 and 2024 ($ in thousands):

	Year Ended December 31,		Change
	2025	2024	$
Net loss	$ (3,647,657)	$ (979,782)	$(2,667,875)
Adjustments to reconcile to Same Property NOI			
General and administrative	69,504	64,499	5,005
Management fee	670,978	713,643	(42,665)
Performance participation allocation	592,932	—	592,932
Impairment of investments in real estate	630,438	382,174	248,264
Depreciation and amortization	3,216,645	3,573,427	(356,782)
Loss from unconsolidated entities	868,655	82,581	786,074
Income from investments in real estate debt	(525,462)	(744,895)	219,433
Change in net assets of consolidated securitization vehicles	(107,500)	(201,614)	94,114
Loss from interest rate derivatives	872,698	208,185	664,513
Net gain on dispositions of real estate	(1,587,293)	(2,130,204)	542,911
Interest expense, net	3,055,742	3,335,868	(280,126)
Loss on extinguishment of debt	76,847	107,736	(30,889)
Other expense	83,654	63,366	20,288
Portfolio-level corporate costs[1]	624,032	721,183	(97,151)
Incentive compensation awards[2]	60,289	72,498	(12,209)
Lease termination fees	(4,201)	(9,650)	5,449
Amortization of above and below-market lease intangibles	(40,230)	(45,822)	5,592
Straight-line rental income and expense	(132,539)	(153,730)	21,191
NOI from unconsolidated entities	1,131,514	865,045	266,469
NOI attributable to non-controlling interests in consolidated subsidiaries	(475,842)	(474,588)	(1,254)
NOI attributable to BREIT stockholders	5,433,204	5,449,920	(16,716)
Less: Non-Same Property NOI attributable to BREIT stockholders	711,076	844,917	(133,841)
Same Property NOI attributable to BREIT stockholders	$ 4,722,128	$ 4,605,003	$ 117,125

(1) Portfolio-level corporate costs include accounting and tax services, legal and professional fees, treasury services, asset management fees, income and franchise taxes, casualty losses, and other non-operating expenses incurred at the portfolio level.
(2) Included in rental property operating and hospitality operating expense on our Consolidated Statements of Operations.

The following table details the components of Same Property NOI for the years ended December 31, 2025 and 2024 ($ in thousands):

	Year Ended December 31,		Change	
	2025	2024	$	%
Revenues				
Rental revenue	$ 6,340,741	$ 6,211,569	$ 129,172	2%
Hospitality revenue	506,761	520,678	(13,917)	(3)%
Other revenue	260,129	232,077	28,052	12%
Total revenues	7,107,631	6,964,324	143,307	2%
Expenses				
Rental property operating	2,349,706	2,291,374	58,332	3%
Hospitality operating	345,679	342,720	2,959	1%
Total expenses	2,695,385	2,634,094	61,291	2%
Same Property NOI attributable to non-controlling interests in consolidated subsidiaries	(457,941)	(445,734)	(12,207)	3%
Consolidated Same Property NOI attributable to BREIT stockholders	3,954,305	3,884,496	69,809	2%
Same Property NOI from unconsolidated entities	767,823	720,507	47,316	7%
Same Property NOI attributable to BREIT stockholders	$ 4,722,128	$ 4,605,003	$ 117,125	3%

Same Property – Rental Revenue

Same Property rental revenue increased $129.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was due to a $102.7 million increase in base rental revenue, a $20.6 million increase in tenant reimbursement income as a result of higher operating expenses, and a $5.9 million decrease in our bad debt reserve. Our bad debt reserve represents the amount of rental revenue we anticipate we will not be able to collect from our tenants.

The following table details the changes in base rental revenue period over period ($ in thousands):[1]

| | Year Ended December 31, | | Change | | |
	2025	2024	Change in Base Rental Revenue	Change in Occupancy Rate	Change in Average Effective Annual Base Rent Per Leased Square Foot/Unit
Rental Housing	$ 4,131,373	$ 4,085,280	$ 46,093	(1)%	+2%
Industrial	849,478	810,281	39,197	(3)%	+8%
Net Lease	481,458	472,018	9,440	—%	+2%
Retail	144,844	140,682	4,162	—%	+3%
Office	119,527	116,903	2,624	(1)%	+2%
Self Storage	68,290	68,086	204	1%	(1)%
Data Centers	41,288	40,278	1,010	—%	+3%
Total base rental revenue	$ 5,836,258	$ 5,733,528	$ 102,730		

(1) Excludes our investments in unconsolidated entities.

Same Property – Hospitality Revenue

Same Property hospitality revenue decreased $13.9 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease in hospitality revenue was primarily due to decreases in average daily rate and occupancy and a decrease in food and beverage revenue at our hotels during the year ended December 31, 2025.

Same Property – Other Revenue

Same Property other revenue increased $28.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to increased ancillary income at our rental housing properties during the year ended December 31, 2025.

Same Property – Rental Property Operating Expenses

Same Property rental property operating expenses increased $0.1 billion during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase in rental property operating expenses was primarily the result of increased insurance, real estate taxes, and general operating expenses at our rental housing and industrial properties during the year ended December 31, 2025.

Same Property – Hospitality Operating Expenses

Same Property hospitality operating expenses increased $3.0 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase in hospitality operating expenses was primarily the result of increased general operating expenses at our hotels during the year ended December 31, 2025.

Same Property NOI from Unconsolidated Entities

Same Property NOI from unconsolidated entities increased $47.3 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase is primarily due to additional base rent associated with increased occupancy at our QTS Data Centers investment.

Liquidity and Capital Resources

Liquidity

We believe we have sufficient liquidity to operate our business, with $6.7 billion of liquidity as of February 26, 2026. When we refer to our liquidity, this includes amounts available under our undrawn revolving credit facilities of $5.6 billion as well as unrestricted cash and cash equivalents of $1.1 billion. We also expect $0.2 billion of proceeds from dispositions under contract where we have received a non-refundable deposit as of February 26, 2026. We also generate incremental liquidity through our operating cash flows, which were $2.3 billion for the year ended December 31, 2025. We may also generate incremental liquidity through the sale of our real estate debt investments, which were carried at their estimated fair value of $4.8 billion as of December 31, 2025.

In addition, we remain moderately leveraged (47% as of December 31, 2025) and can generate additional liquidity through incurring additional indebtedness secured by our real estate and real estate debt investments, unsecured financings, and other forms of indebtedness. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and debt-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances will not be included as part of the calculation above. Our leverage ratio would be higher if the indebtedness on our real estate debt investments and pro rata share of debt within our unconsolidated investments were taken into account.

In addition to our current liquidity, we obtain incremental liquidity through the sale of shares of our common stock in our continuous public offering and private offerings, and units of BREIT OP, from which we have received cumulative net proceeds of $80.2 billion as of February 26, 2026.

Capital Resources

As of December 31, 2025, our indebtedness included loans secured by our properties, secured financings of our investments in real estate debt, and unsecured revolving credit facilities and term loans.

The following table is a summary of our indebtedness as of December 31, 2025 ($ in thousands):

| Indebtedness | December 31, 2025 | | | Principal Balance as of | |
	Weighted Average Interest Rate[1]	Weighted Average Maturity Date[2]	Maximum Facility Size	December 31, 2025	December 31, 2024
Fixed rate loans secured by our properties:					
Fixed rate mortgages[3]	3.9%	5/20/2030	N/A	$ 20,763,325	$ 21,645,080
Variable rate loans secured by our properties:					
Variable rate mortgages and term loans	+2.3%	7/8/2028	N/A	30,964,083	32,006,218
Variable rate secured revolving credit facilities	+1.9%	4/25/2028	$ 2,666,334	2,666,334	3,490,870
Variable rate warehouse facilities[4]	+2.2%	12/3/2028	$ 2,385,986	1,580,141	1,929,037
Total variable rate loans	+2.2%	7/9/2028		35,210,558	37,426,125
Total loans secured by our properties	5.2%	3/18/2029		55,973,883	59,071,205
Secured financings of investments in real estate debt:					
Secured financings of investments in real estate debt	+1.6%	2/10/2027	N/A	2,921,671	3,624,698
Unsecured loans:					
Unsecured term loans	+2.5%	11/10/2028	N/A	1,276,923	1,126,923
Unsecured variable rate revolving credit facilities	+2.5%	8/26/2028	$ 6,198,077	1,175,000	1,375,000
Affiliate revolving credit facility	+2.5%	12/15/2026	75,000	—	—
Total unsecured loans			$ 6,273,077	2,451,923	2,501,923
Total indebtedness				$ 61,347,477	$ 65,197,826

(1) "+" refers to the relevant floating benchmark rates, primarily SOFR and similar indices for non-USD facilities, as applicable to each loan or secured financing. As of December 31, 2025, we had outstanding interest rate swaps with an aggregate notional balance of $33.1 billion and interest rate caps with an aggregate notional balance of $19.8 billion that mitigate our exposure to potential future interest rate increases under our floating-rate debt.

(2) Weighted average maturity assumes maximum maturity date, including any extensions, where the Company, at its sole discretion, has one or more extension options.

(3) Includes $201.9 million and $261.6 million of loans related to investments in affordable housing properties as of December 31, 2025 and 2024, respectively. Such loans are generally from municipalities, housing authorities, and other third parties administered through government sponsored affordable housing programs. Certain of these loans may be forgiven if specific affordable housing conditions are maintained.

(4) Additional borrowings under the Company's variable rate warehouse facilities require additional collateral, which are subject to lender approval.

The table above excludes consolidated senior CMBS positions owned by third parties, which are reflected in our consolidated GAAP balance sheets, as these liabilities are non-recourse to us and can only be satisfied by repayment of the collateral loans underlying such securitizations.

The following table is a summary of the impact of derivatives on our weighted average interest rate as of December 31, 2025:

Weighted average interest rate of loans secured by our properties	5.2%
Impact of interest rate swaps, caps and other derivatives	(1.1)%
Net weighted average interest rate of loans secured by our properties	4.1%

Public and Private Offerings

For the year ended December 31, 2025, we have received proceeds of $3.6 billion from the sale of shares of common stock in our continuous public and private offerings, and units of BREIT OP.

We registered with the Securities and Exchange Commission (the "SEC"), an offering of up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in any combination of Class I, Class S-2, Class T-2 and Class D-2 shares in our primary offering and up to $12.0 billion in any combination of Class I, Class S, Class S-2, Class T, Class T-2, Class D and Class D-2 shares pursuant to our distribution reinvestment plan, which we began using to offer shares of our common stock in September 2025 (the "Current Offering").

As of February 27, 2026, we have received cumulative net proceeds of $1.4 billion from selling an aggregate of 102.6 million shares of our common stock in the Current Offering (consisting of 61.1 million Class I shares, 13.1 million Class S shares, 22.5 million Class S-2 shares, 1.3 million Class D shares, 3.8 million Class D-2 shares, 0.6 million Class T shares, and 0.2 million Class T-2 shares).

Additionally, we have and may continue to conduct private offerings of Class I, Class S-2, Class T-2, Class D-2, Class C, Class L, and Class L-2 shares to accredited investors or feeder vehicles created to hold our shares and other assets, as described in our prospectus. All such private offerings are or will be exempt from the registration provisions of the Securities Act.

Capital Uses

During periods when we are selling more shares than we are repurchasing, we primarily use our capital to acquire our investments, which we also fund with other capital resources. During periods when we are repurchasing more shares than we are selling, we primarily use our capital to fund repurchases. For the year ended December 31, 2025, we fulfilled $6.2 billion of repurchases requested, which represents all repurchase requests received for the year ended December 31, 2025. We continue to believe that our current liquidity position is sufficient to meet the needs of our business.

In addition, we may have other funding obligations, which we expect to satisfy with the cash flows generated from our investments and our capital resources described above. Such obligations may include distributions to our stockholders, operating expenses, capital expenditures, repayment of indebtedness, and debt service on our outstanding indebtedness. Our operating expenses include, among other things, the management fee we pay to the Adviser and the performance participation allocation that BREIT OP pays to the Special Limited Partner, both of which will impact our liquidity to the extent the Adviser or the Special Limited Partner elects to receive such payments in cash, or subsequently redeem shares or OP units previously issued to them. To date, the Adviser and the Special Limited Partner have both always elected to be paid in a combination of shares and OP units, resulting in a non-cash expense.

Contractual Obligations

The following table aggregates our contractual obligations and commitments with payments due subsequent to December 31, 2025 ($ in thousands):

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Indebtedness[(1)]	$ 67,932,171	$ 15,408,980	$ 24,000,337	$ 18,997,891	$ 9,524,963
Ground leases	2,791,376	40,608	82,589	83,827	2,584,352
Total	$ 70,723,547	$ 15,449,588	$ 24,082,926	$ 19,081,718	$ 12,109,315

(1) The allocation of our indebtedness includes both principal and interest payments based on the fully extended maturity date and interest rates in effect at December 31, 2025. The table above excludes consolidated senior CMBS positions owned by third parties, as these liabilities are non-recourse to us and can only be satisfied by repayment of the collateral loans underlying such securitizations.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	Year Ended December 31,	
	2025	2024
Cash flows provided by operating activities	$ 2,285,749	$ 2,087,325
Cash flows provided by investing activities	11,527,541	11,117,785
Cash flows used in financing activities	(14,248,753)	(13,121,925)
Net (decrease) increase in cash and cash equivalents and restricted cash	$ (435,463)	$ 83,185

Cash flows provided by operating activities increased $0.2 billion during the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily due to increased cash flows from the operations of our investments in real estate.

Cash flows provided by investing activities increased $0.4 billion during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to an increase of $4.4 billion in repayments of real estate loans held by consolidated securitization vehicles. This was offset by (i) a decrease of $2.1 billion in proceeds from disposition of real estate, (ii) a decrease of $0.8 billion in proceeds from sales and repayments of investments in real estate debt, (iii) a decrease of $0.7 billion in dispositions of and return of capital from unconsolidated entities, (iv) an increase of $0.2 billion in investments in unconsolidated entities and (v) an increase of $0.1 billion in purchases of investments of real estate debt.

Cash flows used in financing activities increased $1.1 billion for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily due to (i) an increase of $3.9 billion in repayments of senior obligations of consolidated securitization vehicles and (ii) a net decrease in new borrowings of $1.0 billion. This was offset by (i) a decrease of $3.2 billion in repurchases of common stock, (ii) an increase of $0.2 billion in contributions from non-controlling interests, (iii) an increase of $0.2 billion in proceeds from issuance of common stock, and (iv) a decrease of $0.2 billion in distributions to and redemptions of non-controlling interests.

Critical Accounting Policies

The preparation of the financial statements in accordance with GAAP involve significant judgments and assumptions and require estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. The following is a summary of our significant accounting policies that we believe are the most affected by our judgments, estimates, and assumptions. See Note 2 to our consolidated financial statements for further descriptions of the below accounting policies.

Investments in Real Estate

Upon the acquisition of a property, we assess the fair value of the acquired tangible and intangible assets (including land, buildings, tenant improvements, "above-market" and "below-market" leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and we allocate the purchase price to the acquired assets and assumed liabilities, which are on a relative fair value basis. The most significant portion of the allocation is to building and land and requires the use of market based estimates and assumptions. We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals.

Acquired above-market and below-market leases are recorded at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Impairment of Investments in Real Estate

Management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates the carrying amount of the real estate may not be recoverable. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates, capital requirements and anticipated holding periods that could differ materially from actual results. Since cash flows on real estate properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized, and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.

Management classifies the assets and liabilities related to its real estate investments as held-for-sale when a sale is probable to occur within one year. The Company considers a sale to be probable when a binding contract has been executed, the buyer has posted a non-refundable deposit, and there are limited contingencies to closing. The impairment loss is recognized based on the excess of the depreciated cost of the real estate investment over its fair value, less estimated closing costs.

Management reviews its investments in unconsolidated entities for impairment each quarter or when there is an event or change in circumstances that indicates a decrease in value. If there is a decrease in value due to a series of operating losses or other factors, the investment is evaluated to determine if the loss in value is considered other than temporary. Although a current fair value below the carrying value of the investment is an indicator of impairment, we will only recognize an impairment if the loss in value is determined to be an other than temporary impairment. If an impairment is determined to be other than temporary, we will record an impairment charge sufficient to reduce the investment's carrying value to its fair value, which would result in a new cost basis. This new cost basis will be used for future periods when recording subsequent income or loss and cannot be written up to a higher value as a result of increases in fair value.

Investments in Real Estate Debt

Our investments in real estate debt consist of securities and loans. We elected to classify our real estate debt securities as trading securities, therefore we carry such investments at fair value. Our investments in loans are also carried at fair value as we elected the fair value option. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

In determining the fair value of our investments in real estate debt, we generally utilize third-party pricing service providers and broker-dealer quotations on the basis of the last available bid price. In determining the fair value of a particular investment, pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing models to determine the reported price. The pricing service providers' internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, and estimated cash flows for each class and incorporate deal collateral performance such as prepayment speeds and default rates, as available. These investments are classified as Level 2 within the valuation hierarchy.

Certain of our investments in real estate debt, such as mezzanine loans, are unlikely to have readily available market quotations. In such cases, we determine fair value by utilizing or reviewing certain of the following (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios and (vii) borrower financial condition and performance. We classify these investments as Level 3 within the valuation hierarchy. Judgments used to determine fair value of Level 3 instruments are more significant than those required when determining the fair value of instruments classified as Level 1 or 2 due to the inherent uncertainty of the estimates and judgments used. These values may differ materially from the values that would have been used had a ready market for these investments existed. External factors may cause those values and the values of those investments for which readily observable inputs exists, to increase or decrease over time, impacting the value of our investments and therefore our income (loss) from investments in real estate debt.

Recent Accounting Pronouncements

See Note 2 — "Summary of Significant Accounting Policies" to our consolidated financial statements in this Annual Report on Form 10-K for a discussion concerning recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk with respect to our variable rate indebtedness such that an increase in interest rates would result in higher net interest expense. We seek to manage our exposure to interest rate risk by utilizing a mix of fixed and floating rate financings with staggered maturities, and through interest rate hedging agreements to fix or cap a majority of our variable rate debt. As of December 31, 2025, the outstanding principal balance of our variable rate indebtedness was $40.6 billion and consisted of mortgage loans, secured and unsecured term loans, secured and unsecured revolving credit facilities, and secured financings on investments in real estate debt.

Certain of our mortgage loans, secured and unsecured term loans, secured and unsecured revolving credit facilities, and secured financings are variable rate and indexed primarily to SOFR and similar indices for non-USD facilities, and other similar benchmark rates (collectively, the "Reference Rates"). We have executed interest rate swaps with an aggregate net notional amount of $33.1 billion and interest rate caps with an aggregate net notional balance of $19.8 billion as of December 31, 2025 to hedge the risk of increasing interest rates. For the year ended December 31, 2025, an increase of 25 basis points in each of the Reference Rates would have resulted in increased interest expense of $16.2 million, net of the impact of our interest rate swaps and caps. Our exposure to interest rate risk may vary in future periods as the amount and terms of our interest rate hedging agreements change over time as we implement our hedging program. See "Part I. Item 1A. Risk Factors — Risks Related to Investments in Real Estate Debt — We utilize derivatives, which involve numerous risks" and "Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition" and "Part I. Item 1A. Risk Factors — General Risk Factors — We will face risks associated with hedging transactions" of this Annual Report on Form 10-K for more information on risks associated with our use of derivatives and hedging transactions.

Investments in Real Estate Debt

As of December 31, 2025, we held $4.8 billion of investments in real estate debt, which excludes the impact of consolidating the underlying loans that serve as collateral for certain securitizations on our Consolidated Balance Sheets. Our investments in real estate debt are primarily floating-rate and indexed to the Reference Rates, and as such, exposed to interest rate risk. Our net income will increase or decrease depending on interest rate movements. While we cannot predict factors that may or may not affect interest rates, a decrease of 25 basis points in the Reference Rates would have resulted in a decrease to income from investments in real estate debt of $10.4 million for the year ended December 31, 2025, respectively.

We may also be exposed to market risk with respect to our investments in real estate debt due to changes in the fair value of our investments. We seek to manage our exposure to market risk with respect to our investments in real estate debt by making investments in real estate debt backed by different types of collateral and varying credit ratings. The fair value of our investments may fluctuate, therefore the amount we will realize upon any sale of our investments in real estate debt is unknown.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

For the financial statements required by this item and the reports of the independent accountants thereon, see the accompanying Consolidated Financial Statements beginning on page F-1.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report was made under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer. Based upon this evaluation, the Company's principal executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external reporting purposes in accordance with GAAP.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2025, was effective.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

PART IV.

ITEM 15. **EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

The following documents are filed as part of this Annual Report.

1. Financial Statements:

See Item 8 above.

2. Financial Statement Schedules:

Schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable, and therefore have been omitted.

3. Exhibits:

Exhibit Number	Exhibit Description
3.1	Second Articles of Amendment and Restatement of the Company (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 27, 2017 and incorporated herein by reference)
3.2	Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated August 15, 2019 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 16, 2019 and incorporated herein by reference)
3.3	Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated March 27, 2020 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020 and incorporated herein by reference)
3.4	Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated December 30, 2022 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on January 6, 2023 and incorporated herein by reference)
3.5	Articles Supplementary Designating Class C Common Stock of Blackstone Real Estate Income Trust, Inc., dated December 30, 2022 (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on January 6, 2023 and incorporated herein by reference)
3.6	Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated May 12, 2023 (filed as Exhibit 3.2 to the Registrant's Post-Effective Amendment No. 7 to its Registration Statement on Form S-11 filed on May 15, 2023 and incorporated herein by reference)
3.7	Certificate of Correction of Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated May 11, 2023 (filed as Exhibit 3.1 to the Registrant's Post-Effective Amendment No. 7 to its Registration Statement on Form S-11 filed on May 15, 2023 and incorporated herein by reference)
3.8	Articles Supplementary of Blackstone Real Estate Income Trust, Inc., dated May 12, 2023 (filed as Exhibit 3.3 to the Registrant's Post-Effective Amendment No. 7 to its Registration Statement on Form S-11 filed on May 15, 2023 and incorporated herein by reference)
3.9	Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated July 18, 2025 (filed as Exhibit 3.10 to the Registrant's Registration Statement on Form S-11 filed on July 18, 2025 and incorporated herein by reference)
3.10	Articles Supplementary of Blackstone Real Estate Income Trust, Inc., dated July 18, 2025 (filed as Exhibit 3.11 to the Registrant's Registration Statement on Form S-11 filed on July 18, 2025 and incorporated herein by reference)
3.11	Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated November 3, 2025 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference)
3.12	Articles Supplementary of Blackstone Real Estate Income Trust, Inc., dated November 3, 2025 (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference)
3.13	Amended and Restated Bylaws of Blackstone Real Estate Income Trust, Inc., (filed as Exhibit 3.2 to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-11 filed on August 30, 2016 and incorporated herein by reference)

4.1	[Share Repurchase Plan, effective as of November 3, 2025](#) (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference)
4.2	[Second Amended and Restated Distribution Reinvestment Plan, dated July 18, 2025](#) (filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-11 filed on July 18, 2025 and incorporated herein by reference)
4.3*	[Description of Securities of Blackstone Real Estate Income Trust, Inc.](#)
4.4	[Blackstone Real Estate Income Trust, Inc. Amended and Restated 2022 Stock Incentive Plan](#) (filed as Exhibit 4.12 to the Registrant's Registration Statement on Form S-8 filed on October 24, 2025 and incorporated herein by reference)
10.1	[Sixth Amended and Restated Advisory Agreement, dated November 3, 2025](#) (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference)
10.2	[Sixth Amended and Restated Limited Partnership Agreement, dated November 3, 2025](#) (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference)
10.3	[Registration Rights Agreement, by and among Blackstone Real Estate Income Trust, Inc., BREIT Special Limited Partner L.L.P. (f/k/a BREIT Special Limited Partner L.L.C.) and BX REIT Advisors L.L.C.](#) (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2016 and incorporated herein by reference)
10.4	[Trademark License Agreement, by and among Blackstone TM L.L.C., Blackstone Real Estate Income Trust, Inc. and BREIT Operating Partnership L.P.](#) (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2016 and incorporated herein by reference)
10.5	[Form of Indemnification Agreement](#) (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form S-11 filed on August 30, 2016 and incorporated herein by reference)
10.6**	[Form of Independent Directors Restricted Stock Award Agreement](#) (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-11 filed on August 30, 2016 and incorporated herein by reference)
10.7	[Uncommitted Unsecured Line of Credit, dated January 20, 2023, between the Company, as borrower, and Blackstone Holdings Finance Co. L.L.C., as lender](#) (filed as exhibit 10.1 to the Registrant's Post-Effective Amendment No. 5 to its Registration Statement on Form S-11 filed on March 17, 2023 and incorporated herein by reference)
10.8	[Second Amended and Restated Dealer Manager Agreement, dated July 18, 2025](#) (filed as Exhibit 1.1 to the Registrant's Registration Statement on Form S-11 filed on July 18, 2025 and incorporated herein by reference)
10.9	[Form of Selected Dealer Agreement](#) (filed as Exhibit 1.2 to the Registrant's Registration Statement on Form S-11 filed on July 18, 2025 and incorporated herein by reference)
10.10	[DST Dealer Manager Agreement, dated November 3, 2025](#) (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference)
10.11	[Form of DST Selected Dealer Agreement](#) (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference)
19.1	[Insider Trading Policy](#) (filed as Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed on March 7, 2025 and incorporated herein by reference)
21.1*	[Subsidiaries of the Registrant](#)
31.1*	[Certification of Principal Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
31.2*	[Certification of Principal Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
32.1*+	[Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)
32.2*+	[Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	This document has been identified as a management contract or compensatory plan or arrangement.
+	This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act or the Exchange Act.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16.   FORM 10-K SUMMARY

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<center>BLACKSTONE REAL ESTATE INCOME TRUST, INC.</center>

February 27, 2026	/s/ Katharine A. Keenan
Date	Katharine A. Keenan
	Chief Executive Officer
	(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

February 27, 2026	/s/ Katharine A. Keenan
Date	Katharine A. Keenan
	Chief Executive Officer
	(Principal Executive Officer)

February 27, 2026	/s/ Anthony F. Marone, Jr.
Date	Anthony F. Marone, Jr.
	Chief Financial Officer and Treasurer
	(Principal Financial Officer)

February 27, 2026	/s/ Paul Kolodziej
Date	Paul Kolodziej
	Deputy Chief Financial Officer
	(Principal Accounting Officer)

February 27, 2026	/s/ Frank Cohen
Date	Frank Cohen
	Chairman of the Board

February 27, 2026	/s/ Zaneta Koplewicz
Date	Zaneta Koplewicz
	Co-President and Director

February 27, 2026	/s/ A.J. Agarwal
Date	A.J. Agarwal
	Co-President and Director

February 27, 2026	/s/ Raymond J. Beier
Date	Raymond J. Beier
	Director

February 27, 2026	/s/ Susan Carras
Date	Susan Carras

<center>163</center>

		Director
February 27, 2026		/s/ Richard I. Gilchrist
Date		Richard I. Gilchrist
		Director
February 27, 2026		/s/ Field Griffith
Date		Field Griffith
		Director
February 27, 2026		/s/ Edward Lewis
Date		Edward Lewis
		Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:

Financial Statement Schedule:

Financial statement schedules other than those listed are omitted as they are not applicable or the required or equivalent information has been included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Blackstone Real Estate Income Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blackstone Real Estate Income Trust, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairments of Investments in Real Estate – Hold Period — *Refer to Notes 2 and 3 to the financial statements*

Critical Audit Matter Description

The Company periodically reviews its real estate investments for impairment or when there is an event or change in circumstances that indicates the carrying amount of the real estate investment may not be recoverable. If an impairment indicator is identified, a real estate investment is considered impaired only if the Company's estimate of aggregate future undiscounted cash flows, taking into account the estimated probability-weighted hold period, is less than the carrying amount of the investment. Changes in any estimates and/or assumptions, particularly the estimated hold period, could have a material impact on the future undiscounted cash flows.

We identified the Company's estimate of hold period for real estate investments evaluated for impairment as a critical audit matter because of the significance of the estimate within the Company's impairment analysis. This required a high degree of auditor judgment and an increased extent of effort, especially given the inherent unpredictability involved in the timing of dispositions of real estate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of the Company's estimated real estate investment hold periods included, among others, the following:

- We engaged in discussions with management regarding the assumptions utilized in the determination of estimated hold periods, and evaluated audit evidence, including inspection of the Company's Board of Director meeting minutes, to determine whether it supported or contradicted the conclusions reached by the Company.

- We evaluated the reasonableness of the Company's estimated hold periods by performing a retrospective analysis of disposed properties to the Company's estimated hold period in periods prior to the disposition.

- We searched public records for indications of whether certain real estate investments may be actively marketed for sale using external tools utilized by our valuation specialists.

/s/ Deloitte & Touche LLP

New York, New York
February 27, 2026

We have served as the Company's auditor since 2016.


Blackstone Real Estate Income Trust, Inc.
Consolidated Balance Sheets
(in thousands, except per share data)


	December 31, 2025	December 31, 2024
Assets		
Investments in real estate, net	$ 73,933,873	$ 81,457,935
Investments in unconsolidated entities (includes $3,843,300 and $3,861,077 at fair value as of December 31, 2025 and 2024, respectively)	6,144,367	6,866,405
Investments in real estate debt	4,133,770	5,279,928
Real estate loans held by consolidated securitization vehicles, at fair value	6,975,460	13,616,526
Cash and cash equivalents	1,605,053	1,933,084
Restricted cash	739,986	843,810
Other assets	5,070,999	6,240,553
Total assets	$ 98,603,508	$ 116,238,241
Liabilities and Equity		
Mortgage loans, secured term loans, and secured revolving credit facilities, net	$ 55,540,761	$ 58,540,235
Secured financings of investments in real estate debt	2,921,671	3,624,698
Senior obligations of consolidated securitization vehicles, at fair value	6,284,112	12,233,141
Unsecured revolving credit facilities and term loans	2,451,923	2,501,923
Due to affiliates	791,741	682,747
Other liabilities	3,944,536	3,787,705
Total liabilities	71,934,744	81,370,449
Commitments and contingencies	—	—
Redeemable non-controlling interests	141,102	173,662
Equity		
Common stock, $0.01 par value per share	35,210	36,902
Additional paid-in capital	40,302,620	42,781,930
Accumulated other comprehensive income	307,865	383,272
Accumulated deficit and cumulative distributions	(21,313,611)	(15,848,197)
Total stockholders' equity	19,332,084	27,353,907
Non-controlling interests attributable to consolidated subsidiaries	3,725,813	4,375,668
Non-controlling interests attributable to BREIT OP	3,469,765	2,964,555
Total equity	26,527,662	34,694,130
Total liabilities and equity	$ 98,603,508	$ 116,238,241

See accompanying notes to consolidated financial statements.

Blackstone Real Estate Income Trust, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenues						
Rental revenue	$	7,074,709	$	7,604,146	$	7,816,240
Hospitality revenue		514,121		546,372		694,491
Other revenue		373,442		380,516		423,674
Total revenues		7,962,272		8,531,034		8,934,405
Expenses						
Rental property operating		3,326,077		3,670,535		3,652,121
Hospitality operating		366,014		385,515		479,493
General and administrative		69,504		64,499		69,176
Management fee		670,978		713,643		839,237
Performance participation allocation		592,932		—		—
Impairment of investments in real estate		630,438		382,174		236,071
Depreciation and amortization		3,216,645		3,573,427		3,811,218
Total expenses		8,872,588		8,789,793		9,087,316
Other income (expense)						
(Loss) income from unconsolidated entities		(868,655)		(82,581)		119,941
Income from investments in real estate debt		525,462		744,895		798,164
Change in net assets of consolidated securitization vehicles		107,500		201,614		191,703
Loss from interest rate derivatives		(872,698)		(208,185)		(755,519)
Net gain on dispositions of real estate		1,587,293		2,130,204		1,935,021
Interest expense, net		(3,055,742)		(3,335,868)		(3,072,741)
Loss on extinguishment of debt		(76,847)		(107,736)		(40,300)
Other expense		(83,654)		(63,366)		(3,319)
Total other income (expense)		(2,737,341)		(721,023)		(827,050)
Net loss	$	(3,647,657)	$	(979,782)	$	(979,961)
Net loss attributable to non-controlling interests attributable to consolidated subsidiaries	$	100,637	$	33,599	$	247,989
Net loss attributable to non-controlling interests in BREIT OP		262,867		55,634		40,150
Net loss attributable to BREIT stockholders	$	(3,284,153)	$	(890,549)	$	(691,822)
Net loss per share of common stock — basic and diluted	$	(0.92)	$	(0.23)	$	(0.16)
Weighted-average shares of common stock outstanding, basic and diluted		3,556,806		3,821,925		4,409,879

See accompanying notes to consolidated financial statements.

Blackstone Real Estate Income Trust, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net loss	$ (3,647,657)	$ (979,782)	$ (979,961)
Other comprehensive income (loss):			
Foreign currency translation gain (loss), net	79,683	(48,515)	29,338
Unrealized (loss) gain on derivatives	(187,890)	40,258	(75,707)
Unrealized (loss) gain on derivatives from unconsolidated entities	(14,117)	58,541	(27,426)
Other comprehensive (loss) income	(122,324)	50,284	(73,795)
Comprehensive loss	(3,769,981)	(929,498)	(1,053,756)
Comprehensive loss attributable to non-controlling interests in consolidated subsidiaries	142,319	22,303	270,269
Comprehensive loss attributable to non-controlling interests in BREIT OP	268,102	53,943	43,712
Comprehensive loss attributable to BREIT stockholders	$ (3,359,560)	$ (853,252)	$ (739,775)

See accompanying notes to consolidated financial statements.

Blackstone Real Estate Income Trust, Inc.
Consolidated Statements of Changes in Equity
(in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit and Cumulative Distributions	Total Stockholders' Equity	Non-controlling Interests attributable to Consolidated	Non-controlling Interests attributable to BREIT OP	Total Equity
Balance at December 31, 2022	$ 44,861	$ 53,212,494	$ 393,928	$ (9,196,019)	$ 44,455,264	$ 4,278,895	$ 1,466,592	$ 50,200,751
Common stock issued	$ 4,064	$ 6,907,721	$ —	$ —	$ 6,911,785	$ —	$ —	$ 6,911,785
Reduction in accrual for offering costs, net	—	383,958	—	—	383,958	—	—	383,958
Distribution reinvestment	876	1,282,152	—	—	1,283,028	—	57,699	1,340,727
Common stock/units repurchased	(9,316)	(13,663,714)	—	—	(13,673,030)	—	(430,472)	(14,103,502)
Amortization of compensation awards	588	58,229	—	—	58,817	—	9,343	68,160
Net loss ($3,526 allocated to redeemable non-controlling interests)	—	—	—	(691,822)	(691,822)	(250,094)	(34,519)	(976,435)
Other comprehensive loss ($302 of other comprehensive income allocated to redeemable non-controlling interests)	—	—	(47,953)	—	(47,953)	(22,357)	(3,787)	(74,097)
Distributions declared on common stock and OP Units ($0.666 gross per share/unit)	—	—	—	(2,724,740)	(2,724,740)	—	(111,150)	(2,835,890)
Contributions from non-controlling interests	—	396,297	—	—	396,297	982,152	1,608,600	2,987,049
Operating distributions to non-controlling interests	—	—	—	—	—	(70,616)	—	(70,616)
Capital distributions to and redemptions of non-controlling interests	—	(5,216)	—	—	(5,216)	(208,359)	—	(213,575)
Allocation to redeemable non-controlling interests	—	4,179	—	—	4,179	—	—	4,179
Balance at December 31, 2023	$ 41,073	$ 48,576,100	$ 345,975	$ (12,612,581)	$ 36,350,567	$ 4,709,621	$ 2,562,306	$ 43,622,494
Common stock issued	$ 844	$ 2,085,185	$ —	$ —	$ 2,086,029	$ —	$ —	$ 2,086,029
Reduction in accrual for offering costs, net	—	130,836	—	—	130,836	—	—	130,836
Distribution reinvestment	795	1,115,644	—	—	1,116,439	—	111,591	1,228,030
Common stock/units repurchased	(6,484)	(9,124,214)	—	—	(9,130,698)	—	(267,355)	(9,398,053)
Amortization of compensation awards	674	66,738	—	—	67,412	—	10,816	78,228
Net loss ($129 allocated to redeemable non-controlling interests)	—	—	—	(890,549)	(890,549)	(33,700)	(55,404)	(979,653)
Other comprehensive income ($259 of other comprehensive loss allocated to redeemable non-controlling interests)	—	—	37,297	—	37,297	11,537	1,709	50,543
Distributions declared on common stock and OP Units ($0.661 gross per share/unit)	—	—	—	(2,345,067)	(2,345,067)	—	(153,868)	(2,498,935)
Contributions from non-controlling interests	—	—	—	—	—	172,111	754,760	926,871
Operating distributions to non-controlling interests	—	—	—	—	—	(134,513)		(134,513)
Capital distributions to and redemptions of non-controlling interests	—	(99,160)	—	—	(99,160)	(349,388)	—	(448,548)
Allocation to redeemable non-controlling interests	—	30,801	—	—	30,801	—	—	30,801
Balance at December 31, 2024	$ 36,902	$ 42,781,930	$ 383,272	$ (15,848,197)	$ 27,353,907	$ 4,375,668	$ 2,964,555	$ 34,694,130
Common stock issued	$ 1,246	$ 2,727,001	$ —	$ —	$ 2,728,247	$ —	$ —	$ 2,728,247
Increase in accrual for offering costs, net	—	(284,866)	—	—	(284,866)	—	—	(284,866)
Distribution reinvestment	750	1,038,462	—	—	1,039,212	—	149,890	1,189,102
Common stock/units repurchased	(4,414)	(6,080,349)	—	—	(6,084,763)	—	(77,610)	(6,162,373)
Amortization of compensation awards	726	71,081	—	—	71,807	—	—	71,807
Net loss ($7,498 of net loss allocated to redeemable non-controlling interests)	—	—	—	(3,284,153)	(3,284,153)	(97,347)	(258,659)	(3,640,159)
Other comprehensive loss ($101 of other comprehensive loss allocated to redeemable non-controlling interests)	—	—	(75,407)	—	(75,407)	(41,813)	(5,003)	(122,223)
Distributions declared on common stock and OP Units ($0.6593 gross per share/unit)	—	—	—	(2,181,261)	(2,181,261)	—	(190,193)	(2,371,454)
Contributions from non-controlling interests	—	—	—	—	—	70,121	1,388,672	1,458,793
Operating distributions to non-controlling interests	—	—	—	—	—	(145,533)	—	(145,533)
Capital distributions to and redemptions of non-controlling interests	—	33,071	—	—	33,071	(435,283)	(501,887)	(904,099)
Allocation to redeemable non-controlling interests	—	16,290	—	—	16,290	—	—	16,290
Balance at December 31, 2025	$ 35,210	$ 40,302,620	$ 307,865	$ (21,313,611)	$ 19,332,084	$ 3,725,813	$ 3,469,765	$ 26,527,662

See accompanying notes to consolidated financial statements.

Blackstone Real Estate Income Trust, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net loss	$ (3,647,657)	$ (979,782)	$ (979,961)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Management fee	670,978	713,643	839,237
Performance participation allocation	592,932	—	—
Impairment of investments in real estate	630,438	382,174	236,071
Depreciation and amortization	3,216,645	3,573,427	3,811,218
Net gain on dispositions of real estate	(1,587,293)	(2,130,204)	(1,935,021)
Loss on extinguishment of debt	76,847	107,736	40,300
Unrealized loss on fair value of financial instruments	780,994	52,055	770,669
Realized gain on real estate-related equity securities	—	(131,164)	(26,124)
Loss (income) from unconsolidated entities	868,655	82,581	(119,941)
Distributions of earnings from unconsolidated entities	405,717	262,899	322,502
Other items	282,201	177,099	6,999
Change in assets and liabilities:			
Decrease (increase) in other assets	46,619	1,565	(222,502)
Increase (decrease) in due to affiliates	8,583	(774)	(8,562)
Decrease in other liabilities	(59,910)	(23,930)	(28,396)
Net cash provided by operating activities	2,285,749	2,087,325	2,706,489
Cash flows from investing activities:			
Acquisitions of real estate	—	—	(41,405)
Capital improvements to real estate	(1,215,459)	(1,136,867)	(1,493,414)
Proceeds from disposition of real estate	6,589,559	8,705,405	7,396,083
Investment in unconsolidated entities	(772,786)	(543,333)	(408,537)
Dispositions of and return of capital from unconsolidated entities	235,605	984,806	1,996,760
Purchase of investments in real estate debt	(109,718)	(51,424)	(368,001)
Proceeds from sale/repayment of investments in real estate debt	1,260,315	2,109,331	1,745,422
Purchase of real estate-related equity securities	—	—	(376)
Proceeds from sale of real estate-related equity securities	—	—	232,104
Proceeds from sale/repayments of real estate loans held by consolidated securitization vehicles	5,643,613	1,199,645	655,927
Collateral (posted) released under derivative contracts and other secured financings	(5,876)	(20,601)	12,555
Other investing activities	(97,712)	(129,177)	125,464
Net cash provided by investing activities	11,527,541	11,117,785	9,852,582
Cash flows from financing activities:			
Borrowings under mortgage loans, secured term loans, and secured revolving credit facilities	6,799,105	15,911,131	9,184,950
Repayments of mortgage loans, secured term loans, and secured revolving credit facilities	(9,607,203)	(18,930,513)	(12,827,714)
Borrowings under secured financings of investments in real estate debt	348,206	696,957	432,564
Repayments of secured financings of investments in real estate debt	(1,076,674)	(1,430,093)	(1,040,889)
Borrowings under unsecured revolving credit facilities and term loans	4,670,000	5,210,000	—
Repayments of unsecured revolving credit facilities and term loans	(4,720,000)	(3,835,000)	—
Payment of deferred financing costs	(149,616)	(345,256)	(67,469)
Sales of senior obligations of consolidated securitization vehicles	11,038	88,206	148,679
Sales/Repayments of senior obligations of consolidated securitization vehicles	(5,002,733)	(1,148,876)	(588,142)
Proceeds from issuance of common stock	2,085,963	1,927,746	6,206,288
Subscriptions received in advance	142,397	143,030	113,763
Offering costs paid	(181,931)	(204,794)	(237,573)
Distributions	(1,146,169)	(1,247,861)	(1,457,410)
Repurchase of common stock	(6,132,773)	(9,307,418)	(12,419,310)
Repurchase of management fee shares	—	—	(833,127)
Contributions of proceeds from repurchase of management fee shares to non-controlling interests in BREIT OP	—	—	833,127
Contributions from redeemable non-controlling interests	17,626	17,894	495
Distributions to and redemption of redeemable non-controlling interests	(4,608)	(25,571)	(4,310)
Redemption of affiliated service provider incentive compensation awards	(10,107)	(1,233)	(1,974)
Contributions from non-controlling interests	234,798	21,499	1,198,649
Distributions to and redemptions of non-controlling interests	(526,072)	(661,773)	(755,089)
Net cash used in financing activities	(14,248,753)	(13,121,925)	(12,114,492)
Net change in cash and cash equivalents and restricted cash	(435,463)	83,185	444,579
Cash, cash equivalents and restricted cash, beginning of period	2,776,894	2,695,020	2,254,492
Effects of foreign currency translation on cash, cash equivalents and restricted cash	3,608	(1,311)	(4,051)
Cash, cash equivalents and restricted cash, end of period	$ 2,345,039	$ 2,776,894	$ 2,695,020
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:			
Cash and cash equivalents	$ 1,605,053	$ 1,933,084	$ 1,945,260
Restricted cash	739,986	843,810	749,760
Total cash, cash equivalents and restricted cash	$ 2,345,039	$ 2,776,894	$ 2,695,020

Supplemental disclosures:						
Interest paid	$	2,801,644	$	3,165,585	$	2,848,740
Non-cash investing and financing activities:						
Issuance of Class I shares for settlement of joint venture promote liability	$	—	$	43,219	$	—
Issuance of BREIT OP units for settlement of joint venture promote liability		—		36,499		84,638
Accrued capital expenditures and acquisition related costs		24,422		(3,611)		—
Change in accrued stockholder servicing fee due to affiliate		264,178		(337,075)		(626,524)
Redeemable non-controlling interest issued as settlement of performance participation allocation		134,787		15,370		—
Issuance of Class C BREIT OP units as settlement of performance participation allocation		361,934		—		—
Issuance of Class B BREIT OP units for payment of management fees		670,561		720,746		847,376
Exchange of redeemable non-controlling interest for Class I or Class C shares		—		—		65,304
Exchange of redeemable non-controlling interest for Class I or Class B BREIT OP units		—		—		278,990
Allocation to redeemable non-controlling interests		16,290		30,801		4,179
Distribution reinvestment		1,189,102		1,228,030		1,340,727
Conversion of redeemable non-controlling interest to non-controlling interest		156,184		—		—
Conversion of Class I and Class C BREIT OP units to Class C shares		488,345		—		—
Exchange of Class I BREIT OP units for Class I shares		13,541		—		—
Accrued repurchases		374,933		462,894		574,958
Investment in single family rental homes risk retention securities		43,761		—		—
Conversion of equity securities to investments in unconsolidated entities		—		396,120		—
Collateral used in repayment of mortgage payable		—		23,414		—
Preferred interest investment retained upon disposition of real estate		—		200,000		—
Receivable for proceeds from disposition of real estate		29,369		3,645		2,522
Interest rate contract receivables resulting from terminated interest rate derivative assets		—		—		321,771
Receipt of interest rate derivative assets in exchange for interest rate contract receivables		—		—		276,767
Insurance receivable for involuntary conversion		8,564		24,554		20,058
Deconsolidation of securitization vehicles		1,089,506		1,958,620		302,128
Increases (decreases) in assets and (increases) decreases in liabilities resulting from change in control transactions:						
Investments in real estate, net		(139,669)		290,659		668,682
Other assets		574		3,714		3,912
Mortgage loans, net		38,308		(119,883)		(265,106)
Other liabilities		17,455		(10,263)		(27,213)
Non-controlling interests attributable to consolidated subsidiaries		140,087		(57,748)		(191,742)

See accompanying notes to consolidated financial statements.

Blackstone Real Estate Income Trust, Inc.
Notes to Consolidated Financial Statements

1. Organization and Business Purpose

Blackstone Real Estate Income Trust, Inc. ("BREIT" or the "Company") invests primarily in stabilized, income-generating commercial real estate in the United States and, to a lesser extent, outside the United States. The Company to a lesser extent invests in real estate debt investments. The Company is the sole general partner and majority limited partner of BREIT Operating Partnership L.P., a Delaware limited partnership ("BREIT OP"). BREIT Special Limited Partner L.P. (the "Special Limited Partner"), a wholly owned subsidiary of Blackstone Inc. (together with its affiliates, "Blackstone"), owns a special limited partner interest in BREIT OP. Substantially all of the Company's business is conducted through BREIT OP. The Company and BREIT OP are externally managed by BX REIT Advisors L.L.C. (the "Adviser"). The Adviser is part of the real estate group of Blackstone, a leading global investment manager. The Company was formed on November 16, 2015 as a Maryland corporation and qualifies as a real estate investment trust ("REIT") for U.S. federal income tax purposes.

The Company registered an offering with the Securities and Exchange Commission (the "SEC") of up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in any combination of Class I, Class S-2, Class D-2, and Class T-2 shares in its primary offering and up to $12.0 billion in any combination of Class I, Class S, Class S-2, Class D, Class D-2, Class T and Class T-2 shares pursuant to its distribution reinvestment plan, which the Company began using to offer shares of its common stock in September 2025 (the "Current Offering"). The share classes have different upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. Class S, D, and T shares of the Company's common stock are only available to existing holders of such classes pursuant to the Company's distribution reinvestment plan. In addition to the Current Offering, the Company is conducting private offerings of Class I, Class C and Class F shares to certain feeder or other vehicles created to hold the Company's shares and other assets, which in turn sell interests in themselves to other investors as described in the Company's prospectus. Further, the Company is conducting private offerings of Class I, Class S-2, Class D-2, Class T-2, Class L, and Class L-2 shares to certain accredited investors through certain participating broker dealers. All such private offerings are or will be, as applicable, exempt from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"), by virtue of Section 4(a)(2) and/or Regulation D or Regulation S promulgated thereunder. The Company intends to continue selling shares in the Current Offering and private offerings on a monthly basis.

As of December 31, 2025, the Company owned, in whole or in part, 4,483 properties and 63,918 single family rental homes. The Company currently operates in nine reportable segments: Rental Housing, Industrial, Data Centers, Net Lease, Office, Hospitality, Retail, Self Storage, and Investments in Real Estate Debt. Rental Housing includes multifamily and other types of rental housing such as student, affordable, manufactured and single family rental housing, as well as senior living. Net Lease includes the real estate assets of The Bellagio Las Vegas, The Cosmopolitan of Las Vegas, and the Company's unconsolidated investment in a Net Lease platform. Financial results by segment are reported in Note 16 — Segment Reporting.

In November 2025, the Company, through BREIT OP, commenced a program (the "DST Program") to issue and sell beneficial interests ("DST Interests") in specific Delaware statutory trusts (the "DSTs") holding real properties (the "DST Properties") through private offerings (the "DST Program"). These private offerings are exempt from registration under the Securities Act.

Under the DST Program, each DST Property may be sourced from our real properties or acquired from third parties, will be held in a separate DST, and will be leased by the DST to a wholly-owned subsidiary of BREIT OP under a master lease agreement. In accordance with the master lease, we are responsible for subleasing the DST Properties and for covering all costs associated with operating the underlying DST Properties. Each master lease agreement will be guaranteed by BREIT OP, which will retain a fair market value purchase option (the "FMV Option"), giving BREIT OP the right, but not the obligation, to acquire the DST Interests in the applicable DST from the DST investors any time during a defined period in exchange for BREIT OP units or, in certain cases, a combination of BREIT OP units and cash. After a one-year holding period, investors who acquire BREIT OP units pursuant to the FMV Option have a right to cause BREIT OP to redeem all or a portion of their OP units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company, the Company's subsidiaries and joint ventures in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in the Company's prior period Consolidated Balance Sheets and the Consolidated Statements of Changes in Equity have been reclassified to conform to the current period presentation. The Company aggregated the par value of each share class previously reported as separate financial statement line items into a single financial statement line item for par value of all share classes. Such reclassifications had no effect on previously reported totals or subtotals in the Consolidated Balance Sheets or the Consolidated Statements of Equity.

Principles of Consolidation

The Company consolidates all entities in which it has a controlling financial interest through majority ownership or voting rights and variable interest entities ("VIEs") whereby the Company is the primary beneficiary. In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, the Company considers whether the entity is a VIE and whether the Company is the primary beneficiary. The Company is the primary beneficiary of a VIE when it has (i) the power to direct the most significant activities impacting the economic performance of the VIE, and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities ("VOEs") and are evaluated for consolidation under the voting interest model. VOEs are consolidated when the Company controls the entity through a majority voting interest or other means.

For consolidated subsidiaries, the non-controlling interest's share of the assets, liabilities, and operations is included in non-controlling interests as equity of the Company. The non-controlling interest is generally computed as the non-controlling interest's ownership percentage. Certain of the subsidiaries formed by the Company provide the non-controlling interest a profits interest based on certain internal rate of return hurdles being achieved. Any profits interest due to the non-controlling interest is also reported within non-controlling interests.

The Company considers the DSTs to be VIEs due to the master lease structure, the FMV Option, and the guarantee of the master lease payments by BREIT OP. The Company determined it was the primary beneficiary of the DSTs and has consolidated them in the Company's Consolidated Financial Statements. All of the rental revenues and operating property expenses of the DST Properties are included in their respective line items on the Company's Consolidated Statements of Operations. The DST Interests are presented as Non-controlling Interests Attributable to Consolidated Subsidiaries on the Company's Consolidated Balance Sheets and are allocated their share of the DST Properties' income or loss based on the master lease payments they receive. The DST Interest's share of income and loss is reported in the Company's Consolidated Statements of Operations as Net Loss Attributable to Non-controlling Interests Attributable to Consolidated Subsidiaries. Amounts paid to the investors of each DST, which are based on the guaranteed master lease payments, may be greater or less than the net amount of the revenues and expenses from the underlying DST Properties, and may fluctuate over time.

When the requirements for consolidation are not met and the Company has significant influence over the operations of the entity, the investment is accounted for under the equity method of accounting. Investments in unconsolidated entities for which the Company has not elected the fair value option ("FVO") are initially recorded at cost and subsequently adjusted for the Company's pro-rata share of net income, contributions and distributions. When the Company elects the FVO, the Company records its share of net asset value of the entity and any related unrealized gains and losses.

The Company owns certain subordinate securities in CMBS securitizations that give the Company certain rights with respect to the underlying loans that serve as collateral for the CMBS securitization. In particular, these subordinate securities typically give the holder the right to direct certain activities of the securitization on behalf of all securityholders, which could impact the securitization's overall economic performance. Such rights, along with the obligation to absorb losses and receive benefits from the ownership of the subordinate securities, require consolidation of these securitizations, which are considered VIEs under GAAP.

As of December 31, 2025, the total assets and liabilities of the Company's consolidated VIEs, excluding BREIT OP, were $36.1 billion and $26.3 billion, respectively, compared to $44.7 billion and $32.4 billion, respectively, as of December 31, 2024. Such amounts are included on the Company's Consolidated Balance Sheets.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ materially from those estimates.

Investments in Real Estate

In accordance with the guidance for business combinations, the Company determines whether the acquisition of a property constitutes a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Whether the acquisition of a property acquired is considered a business combination or asset acquisition, the Company recognizes the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity. In addition, for transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. The Company expenses acquisition-related costs associated with business combinations as they are incurred. The Company capitalizes acquisition-related costs associated with asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, "above-market" and "below-market" leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company records acquired above-market and below-market leases at their fair values (using a discount rate that reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) the Company's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. The Company records acquired in-place lease values based on its evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses.

The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company's allocation to customer relationship intangible assets has not been material.

Intangible assets and intangible liabilities are recorded as a component of Other Assets and Other Liabilities, respectively, on the Company's Consolidated Balance Sheets. The amortization of acquired above-market and below-market leases is recorded as an adjustment to Rental Revenue on the Company's Consolidated Statements of Operations. The amortization of below-market and pre-paid ground leases are recorded as an adjustment to Rental Property Operating or Hospitality Operating Expenses, as applicable, on the Company's Consolidated Statements of Operations. The amortization of in-place leases is recorded as an adjustment to Depreciation and Amortization Expense on the Company's Consolidated Statements of Operations.

The cost of buildings and improvements includes the purchase price of the Company's properties and any acquisition-related costs, along with any subsequent improvements to such properties. The Company's investments in real estate are stated at cost and are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building	30 - 42 years
Building- and land improvements	2 - 15 years
Furniture, fixtures and equipment	1 - 10 years
Lease intangibles	Over lease term

When assets are sold or retired, their costs and related accumulated depreciation are removed from the Company's Consolidated Balance Sheets with the resulting gains or losses reflected in net income or loss for the period.

Repairs and maintenance are expensed as incurred and are included in Rental Property Operating and Hospitality Operating Expenses on the Company's Consolidated Statements of Operations.

Properties Held-for-Sale

The Company classifies the assets and liabilities related to its real estate investments as held-for-sale when a sale is probable to occur within one year. Generally, the Company considers a sale to be probable when a binding contract has been executed, the buyer has posted a non-refundable deposit, and there are limited contingencies to closing. The Company considers a sale for single family rental homes to be probable upon the listing of the property. The Company records held-for-sale real estate investments at the lower of depreciated cost or fair value, less estimated closing costs. Held-for-sale assets and liabilities are presented within Other Assets and Other Liabilities on the Company's Consolidated Balance Sheets. Refer to Note 3 and Note 11 for additional details.

Investments in Unconsolidated Entities

Investments in unconsolidated entities are initially recorded at cost and subsequently adjusted for the Company's pro-rata share of net income (loss), contributions, and distributions. The Company's investments in unconsolidated entities are periodically assessed for impairment and an impairment loss is recorded when the fair value of the investment falls below the carrying value and such decline is determined to be other-than-temporary.

The Company has elected the fair value option ("FVO") for certain of its investments in unconsolidated entities and therefore reports these investments at fair value. As such, the resulting unrealized gains and losses are recorded as a component of Income (Loss) From Unconsolidated Entities on the Company's Consolidated Statements of Operations.

Investments in Real Estate Debt

The Company's investments in real estate debt consists of securities and loans. The Company has elected to classify its real estate debt securities as trading securities and carry such investments at fair value. As such, the resulting unrealized gains and losses of such securities are recorded as a component of Income from Investments in Real Estate Debt on the Company's Consolidated Statements of Operations.

The Company elected the FVO for its investments in loans. As such, the resulting unrealized gains and losses on such loans are recorded as a component of Income from Investments in Real Estate Debt on the Company's Consolidated Statements of Operations.

Interest income from the Company's investments in real estate debt is recognized over the life of each investment using the effective interest method and is recorded on the accrual basis. Recognition of premiums and discounts associated with these investments is deferred and recorded over the term of the investment as an adjustment to yield. Interest income is recorded as a component of Income from Investments in Real Estate Debt on the Company's Consolidated Statements of Operations.

Consolidated Securitization Vehicles

The Company consolidates certain CMBS securitizations within its financial statements. The consolidation of these securitizations results in a gross presentation of the underlying collateral loans as discrete assets, as well as inclusion of the senior CMBS positions owned by third-parties, which are presented as liabilities on the Company's Consolidated Balance Sheets. Additionally, the changes in fair value of these positions include the interest income and interest expense associated with such CMBS VIEs. The Company does not consider the separate presentation of the components of fair value changes to be relevant, and has elected to present these items in the aggregate as Change in Net Assets of Consolidated Securitization Vehicles on the Company's Consolidated Statements of Operations. The residual difference between the fair value of the consolidated securitization's assets and liabilities represents the Company's beneficial interest in such vehicles. The Company's Consolidated Statements of Cash Flows includes (i) the consolidation and deconsolidation of the securitization vehicles as a non-cash item, (ii) the subsequent repayments of consolidated loans and related CMBS positions presented on a gross basis, and (iii) the Company's purchases and sales of non-controlling securities in consolidated securitization vehicles classified as financing activities. There is no impact from consolidation on the Company's total equity, net income, cash flows from operating activities, or net cash flows.

Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk.

Restricted Cash

As of December 31, 2025 and 2024, restricted cash primarily consists of $597.6 million and $700.8 million, respectively, of amounts in escrow related to real estate taxes and insurance in connection with mortgages at certain of the Company's properties and security deposits. Other restricted cash primarily consists of cash received for subscriptions prior to the date in which the subscriptions are effective, which is held in a bank account controlled by the Company's transfer agent in the name of the Company.

Foreign Currency

In the normal course of business, the Company makes investments in real estate and real estate debt outside the United States ("U.S.") through subsidiaries that have a non-U.S. dollar functional currency. Non-U.S. dollar denominated assets and liabilities of these foreign subsidiaries are translated to U.S. dollars at the prevailing exchange rate at the reporting date and income, expenses, gains, and losses are translated at the average exchange rate over the applicable period. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated assets and liabilities are recorded in Other Comprehensive Income (Loss).

Derivative Financial Instruments

The Company reports its derivative financial instruments as a component of Other Assets or Other Liabilities on its Consolidated Balance Sheets at fair value.

On the date the Company enters into a derivative contract, the Company designates each contract as (i) a hedge of a net investment in a foreign operation, or net investment hedge, (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability, or cash flow hedge, (iii) a hedge of a recognized asset or liability, or fair value hedge, or (iv) a derivative instrument not to be designated as a hedging derivative, or non-designated hedge. For all derivatives other than those designated as non-designated hedges, the Company formally documents its hedge relationships and designation at the contract's inception. This documentation includes the identification of the hedging instruments and the hedged items, its risk management objectives, strategy for undertaking the hedge transaction and its evaluation of the effectiveness of its hedged transaction.

On a quarterly basis, the Company also formally assesses whether the derivative designated in each hedging relationship is expected to be, and has been, highly effective in offsetting changes in the value or cash flows of the hedged items. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued and the changes in fair value of the instrument are included in net income prospectively. All changes in the fair value of derivative instruments that qualify as hedges are reported as a component of accumulated other comprehensive income (loss) on our consolidated financial statements. Deferred gains and losses are reclassified out of accumulated other comprehensive income (loss) and into net income in the same period or periods during which the hedged transaction affects earnings, and are presented in the same line item as the earnings effect of the hedged item. For cash flow hedges, this is typically when the periodic swap settlements are made. To the extent a derivative does not qualify for hedge accounting and is deemed a non-designated hedge, the changes in its fair value are included in net income concurrently.

Proceeds or payments from premiums and periodic settlements of derivative instruments are classified in the same section of the Company's Consolidated Statements of Cash Flows as the underlying hedged item.

Deferred Costs

The Company's deferred costs include financing and leasing costs. Deferred financing costs include legal, structuring, and other loan costs incurred by the Company for its financing agreements. Deferred financing costs related to the Company's mortgage loans and term loans are recorded as an offset to the related liability and amortized over the term of the applicable financing instruments. Deferred financing costs related to the Company's unsecured revolving credit facilities are recorded as a component of Other Assets on the Company's Consolidated Balance Sheets and amortized over the term of the applicable financing agreements. Deferred leasing costs incurred in connection with new leases, which consist primarily of brokerage and legal fees, are recorded as a component of Other Assets on the Company's Consolidated Balance Sheets and amortized over the life of the related lease.

Equity Securities

The Company's investments in equity securities of public and private real estate-related companies and its investments in preferred equity securities are reported at fair value. As such, the resulting unrealized gains and losses are recorded as a component of Other Expense on the Company's Consolidated Statements of Operations. Dividend income from the Company's equity securities of public real estate-related companies is recognized on the ex-dividend date, while dividend income on its investments in preferred equity securities accrue daily based on the stated terms of the agreement and are payable quarterly in cash. Dividend income is recorded as a component of Other Expense on the Company's Consolidated Statements of Operations.

Revenue Recognition

The Company's sources of revenue and the related revenue recognition policies are as follows:

Rental revenue — primarily consists of base rent and tenant reimbursement income arising from tenant leases at the Company's rental housing, industrial, data center, net lease, self storage, retail and office properties. Base rent is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. The Company begins to recognize revenue upon the acquisition of the related property or when a tenant takes possession of the leased space. Tenant reimbursement income primarily consists of amounts due from tenants for costs related to common area maintenance, real estate taxes, and other recoverable costs included in lease agreements.

Hospitality revenue — consists of income from the Company's hospitality properties. Hospitality revenue consists primarily of room revenue and food and beverage revenue. Room revenue is recognized when the related room is occupied and other hospitality revenue is recognized when the service is rendered.

The Company evaluates the collectability of receivables related to rental revenue and exercises judgment in assessing collectability considering the length of time receivables have been outstanding, tenant credit-worthiness, payment history, available information about the financial condition of tenants, and current economic trends, among other factors. Tenant receivables that are deemed uncollectible are recognized as a reduction to rental revenue.

Organization and Offering Costs

Organization costs are expensed as incurred and recorded as a component of General and Administrative Expense on the Company's Consolidated Statements of Operations and offering costs are charged to equity as such amounts are incurred.

Blackstone Securities Partners L.P. (the "Dealer Manager"), a registered broker-dealer affiliated with the Adviser, serves as the dealer manager for the Current Offering. The Dealer Manager is entitled to receive selling commissions and dealer manager fees based on the transaction price of each applicable class of shares sold in the Current Offering. The Dealer Manager is also entitled to receive a stockholder servicing fee, as shown below, of the aggregate net asset value ("NAV") of the Company's outstanding Class S shares, Class S-2 shares, Class D shares, Class D-2 shares, Class T shares, and Class T-2 shares, respectively. There are no selling commissions, dealer manager fees or stockholder servicing fees with respect to Class I shares, Class C shares, Class L shares, Class L-2 shares, and Class F shares. Offering costs are charged to equity as such amounts are incurred.

The following table details the selling commissions, dealer manager fees, and stockholder servicing fees for each applicable share class as of December 31, 2025:

	Class S Shares	Class S-2 Shares	Class D Shares	Class D-2 Shares	Class T Shares	Class T-2 Shares
Selling commissions and dealer manager fees (% of transaction price)[1]	up to 3.5%	up to 3.5%	up to 1.5%	up to 1.5%	up to 3.5%	up to 3.5%
Stockholder servicing fee (% of NAV)	0.85%	0.85%	0.25%	0.25%	0.85%	0.85%

(1) After commencement of the Current Offering, Class S, Class D, and Class T shares are only available to existing shareholders of such classes through our dividend reinvestment plan. Therefore, there will be no future selling commissions or dealer manager fees for Class S, Class D, and Class T shares.

For Class S-2 shares sold in the Current Offering (other than as part of the Company's distribution reinvestment plan), investors will pay upfront selling commissions of up to 3.5% of the transaction price. For Class T-2 shares sold in the Current Offering (other than as part of the Company's distribution reinvestment plan), investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class D-2 shares sold in the Current Offering (other than as part of the Company's distribution reinvestment plan), investors will pay upfront selling commissions of up to 1.5% of the transaction price.

The Dealer Manager is entitled to receive stockholder servicing fees of 0.85% per annum of the aggregate NAV for Class S shares, Class S-2 shares, Class T shares, and Class T-2 shares. For Class T shares and Class T-2 shares such stockholder servicing fee includes, an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares and Class T-2 shares. However, with respect to Class T shares and Class T-2 shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. The Dealer Manager is entitled to receive stockholder servicing fees of 0.25% per annum of the aggregate NAV for the Class D shares and Class D-2 shares.

The Dealer Manager has entered into agreements with the selected dealers distributing the Company's shares in the Current Offering, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fees and all of the stockholder servicing fees received by the Dealer Manager to such selected dealers. Through December 31, 2025, the Dealer Manager had not retained any upfront selling commissions, dealer manager, or stockholder servicing fees. The Company will cease paying stockholder servicing fees with respect to Class S-2, Class D-2, and Class T-2 shares at the date that total selling commissions, dealer manager fees and stockholder servicing fees in connection with the Current Offering equals 10% of the gross proceeds from the primary portion of the Current Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan). This limitation is intended to ensure that we satisfy the Financial Industry Regulatory Authority, Inc. ("FINRA") requirement that total selling commissions, dealer manager fees and stockholder servicing fees paid in connection with the Current Offering does not exceed 10% of the gross proceeds. For Class S-2, Class D-2, and Class T-2 shares, the Company will accrue the future stockholder servicing fees, based on the estimated life of the shares held by stockholders of such share classes, as an offering cost at the time each share is sold during the Current Offering. Additionally, the Company will cease paying the stockholder servicing fee with respect to any Class S, Class D, or Class T shares sold in prior offerings at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held in a stockholder's account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under the Company's distribution reinvestment plan with respect thereto). For Class S, Class D, and Class T shares, the Company accrued the full amount up to the applicable 8.75% fee limitation as an offering cost at the time each share was sold. As of December 31, 2025 and 2024, the Company had accrued $0.7 billion and $0.6 billion, respectively, of stockholder servicing fees related to Class S shares, Class S-2 shares, Class D shares, Class D-2 shares, Class T shares, and Class T-2 shares sold and recorded such amount as a component of Due to Affiliates on the Company's Consolidated Balance Sheets.

Income Taxes

The Company qualifies to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax purposes. The Company generally will not be subject to federal corporate income tax to the extent it distributes 100% of its taxable income to its stockholders. REITs are subject to a number of other organization and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

The Company leases its hospitality investments to wholly-owned taxable REIT subsidiaries ("TRSs"). Revenues related to the hospitality properties operations such as room revenue, food and beverage revenue and other revenue are recorded in the TRS along with any corresponding expenses. The Company also uses TRSs outside of its hospitality properties to engage in real estate or non-real-estate related business. The TRSs are subject to taxation at the federal, state and local, and foreign levels, as applicable.

The Company accounts for applicable income taxes by utilizing the asset and liability method. As such, the Company records deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized. During the year ended December 31, 2025, the Company recorded a net tax benefit of $1.2 million, consisting of a deferred tax benefit of $4.4 million, which was partially offset by current tax expense of $3.2 million. During the year ended December 31, 2024, the Company recorded a net tax expense of $15.5 million, consisting of current expense of $8.7 million and deferred tax expense of $6.8 million. During the year ended December 31, 2023, the Company recorded a net tax benefit of $2.9 million, consisting of a deferred tax benefit of $10.7 million, which was partially offset by current tax expense of $7.8 million. As of December 31, 2025 and 2024, the Company recorded a deferred tax asset of $25.9 million and $21.5 million, respectively, within Other Assets on the Company's Consolidated Balance Sheets.

Fair Value Measurements

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company uses a hierarchical framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment, and the state of the marketplace, including the existence and transparency of transactions between market participants. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

Valuation of assets and liabilities measured at fair value

The Company's investments in real estate debt are reported at fair value. As of December 31, 2025 and 2024, the Company's investments in real estate debt, directly or indirectly, consisted of commercial mortgage-backed securities ("CMBS") and residential mortgage-backed securities ("RMBS"), which are securities backed by one or more mortgage loans secured by real estate assets, as well as corporate bonds, term loans, mezzanine loans, and other investments in debt issued by real estate-related companies or secured by real estate assets. The Company generally determines the fair value of its investments in real estate debt by utilizing third party pricing service providers whenever available.

In determining the fair value of a particular investment, pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing models. The pricing service providers' internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, and estimated cash flows for each security, and incorporate specific collateral performance, as applicable.

Certain of the Company's investments in real estate debt, such as mezzanine loans and other investments, are unlikely to have readily available market quotations. In such cases, the Company will generally determine the initial value based on the acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurement, the Company generally engages third party service providers to perform valuations for such investments. The third party service provider will determine fair value by utilizing or reviewing certain of the following (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ("LTV") ratios, and (vii) borrower financial condition and performance. Refer to Note 5 for additional details on the Company's investments in real estate debt.

For CMBS securitizations the Company consolidates, it has elected to apply the measurement alternative under GAAP and measures both the financial assets and financial liabilities of the securitizations using the fair value of such financial liabilities, which it considers more observable than the fair value of such financial assets.

The Company has elected the FVO for certain of its investments in unconsolidated entities and therefore, reports these investments at fair value. The Company separately values the assets and liabilities of the investments in unconsolidated entities. To determine the fair value of the real estate assets of the investments in unconsolidated entities, the Company utilizes a discounted cash flow methodology, taking into consideration various factors including discount rate and exit capitalization rate. The Company utilizes third party service providers to perform valuations of the indebtedness of the investments in unconsolidated entities. The fair value of the indebtedness of the investments in unconsolidated entities is determined by modeling the cash flows and discounting them back to the present value using the weighted average cost of debt. Additionally, current market rates and conditions are considered by evaluating similar borrowing agreements with comparable LTV ratios and credit profiles. After the fair value of the assets and liabilities are determined, the Company applies its ownership interest to the net asset value and reflects this amount as its investments in unconsolidated entities at fair value. The inputs used in determining the Company's investments in unconsolidated entities carried at fair value are considered Level 3. The Company discloses the weighted average cost of capital, which combines the discount rate on the fair value of real estate and the weighted average cost of debt on the fair value of the indebtedness, and the exit capitalization rate as key Level 3 inputs.

The Company's derivative financial instruments are reported at fair value and consist of foreign currency and interest rate contracts. The Company determines the fair values of its foreign currency and interest rate contracts by utilizing a third party derivative specialist. The fair values were based on contractual cash flows and observable inputs comprising yield curves, foreign currency rates and credit spreads (Level 2 inputs).

The following table details the Company's assets and liabilities measured at fair value on a recurring basis ($ in thousands):

| | December 31, 2025 | | | | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Investments in real estate debt[1]	$ —	$3,282,457	$ 754,693	$4,037,150	$ —	$ 3,973,217	$1,047,742	$ 5,020,959
Real estate loans held by consolidated securitization vehicles, at fair value	—	6,975,460	—	6,975,460	—	13,616,526	—	13,616,526
Investments in unconsolidated entities	—	—	3,843,300	3,843,300	—	—	3,861,077	3,861,077
Interest rate and foreign currency hedging derivatives[2]	—	960,328	—	960,328	—	2,002,173	—	2,002,173
Total	$ —	$11,218,245	$4,597,993	$15,816,238	$ —	$19,591,916	$4,908,819	$24,500,735
Liabilities:								
Senior obligations of consolidated securitization vehicles, at fair value	$ —	$6,284,112	$ —	$6,284,112	$ —	$12,233,141	$ —	$12,233,141
Interest rate and foreign currency hedging derivatives[3]	—	24,274	—	24,274	—	11,243	—	11,243
Total	$ —	$6,308,386	$ —	$6,308,386	$ —	$12,244,384	$ —	$12,244,384

(1) Excludes $96.6 million and $259.0 million of investments measured at fair value using net asset value as a practical expedient that are not classified in the fair value hierarchy, as of December 31, 2025 and 2024, respectively.

(2) Included in Other Assets in the Company's Consolidated Balance Sheets.

(3) Included in Other Liabilities in the Company's Consolidated Balance Sheets.

The following table details the Company's assets and liabilities measured at fair value on a recurring basis using Level 3 inputs ($ in thousands):

	Investments in Real Estate Debt		Investments in Unconsolidated Entities		Total	
Balance as of December 31, 2023	$	1,241,712	$	3,672,455	$	4,914,167
Purchases and contributions		223,093		562,453		785,546
Sales and repayments		(416,856)		—		(416,856)
Distributions received		—		(300,549)		(300,549)
Included in net income (loss)						
Loss from unconsolidated entities measured at fair value		—		(73,282)		(73,282)
Realized gain		6,173		—		6,173
Unrealized loss		(6,380)		—		(6,380)
Balance as of December 31, 2024	$	1,047,742	$	3,861,077	$	4,908,819
Purchases and contributions		3,622		11,741		15,363
Sales and repayments		(310,537)		—		(310,537)
Distributions received		—		(186,366)		(186,366)
Included in net income (loss)						
Income from unconsolidated entities measured at fair value		—		156,848		156,848
Realized loss		(2,785)		—		(2,785)
Unrealized gain		16,651		—		16,651
Balance as of December 31, 2025	$	754,693	$	3,843,300	$	4,597,993

The following tables contain the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy ($ in thousands):

		December 31, 2025			
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average Rate	Impact to Valuation from an Increase in Input
Assets					
Investments in real estate loans	$ 754,693	Yield method	Market yield	9.0%	Decrease
Investments in unconsolidated entities	$ 3,843,300	Discounted cash flow	Weighted average cost of capital	9.0%	Decrease
			Exit capitalization rate	5.5%	Decrease

		December 31, 2024			
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average Rate	Impact to Valuation from an Increase in Input
Assets					
Investments in real estate loans	$ 1,047,742	Yield method	Market yield	9.5%	Decrease
Investments in unconsolidated entities	$ 3,861,077	Discounted cash flow	Weighted average cost of capital	8.2%	Decrease
			Exit capitalization rate	5.3%	Decrease

Valuation of assets measured at fair value on a nonrecurring basis

Certain of the Company's assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates the carrying amount of the real estate may not be recoverable. If the GAAP depreciated cost basis of a real estate investment exceeds the undiscounted cash flows of such real estate investment, the investment is considered impaired and the GAAP depreciated cost basis is reduced to the fair value of the investment. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates, capital requirements and anticipated holding periods that could differ materially from actual results. Since cash flows on real estate properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, the Company's strategy of holding properties over the long term decreases the likelihood of recording an impairment loss. If the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to the Company's results.

During the year ended December 31, 2025, the Company recognized $494.3 million of impairment charges related to held and used real estate investments, which were the result of updates to the undiscounted cash flow assumptions. The cumulative fair value of such real estate investments at the time of impairment was $891.5 million, and was estimated utilizing a discounted cash flow method. The significant unobservable inputs utilized in the analysis were the discount rate (Level 3), which ranged from 6.9% to 11.1%, and the exit capitalization rate (Level 3), which ranged from 4.6% to 9.3%.

During the year ended December 31, 2024, the Company recognized $245.2 million of impairment charges related to held and used real estate investments, which were the result of updates to the undiscounted cash flow assumptions. The cumulative fair value of such real estate investments at the time of impairment was $521.5 million, and was estimated utilizing a discounted cash flow method. The significant unobservable inputs utilized in the analysis were the discount rate (Level 3), which ranged from 6.1% to 10.0%, and the exit capitalization rate (Level 3), which ranged from 4.9% to 7.7%.

During the year ended December 31, 2023, the Company recognized $204.8 million of impairment charges related to held and used real estate investments, which were the result of updates to the undiscounted cash flow assumptions. The cumulative fair value of such real estate investments at the time of impairment was $585.7 million, and was estimated utilizing a discounted cash flow method. The significant unobservable inputs utilized in the analysis were the discount rate (Level 3), which ranged from 6.3% to 9.4%, and the exit capitalization rate (Level 3), which ranged from 4.3% to 12.6%.

Additionally, during the years ended December 31, 2025, 2024 and 2023, the Company recognized $136.1 million, $137.0 million and $31.3 million, respectively, of impairment charges related to certain held-for-sale real estate investments where their GAAP carrying amount exceeded their fair value, less estimated closing costs. The fair value, less estimated costs to sell, of such real estate investments at the time of impairment was $671.2 million, $1.6 billion and $311.9 million as of December 31, 2025, 2024, and 2023, respectively. The significant input utilized in the analysis was the purchase price, which is considered a Level 2 input. Refer to Note 3 for additional details of the impairments.

Valuation of liabilities not measured at fair value

As of December 31, 2025 and 2024, the fair value of the Company's mortgage loans, secured term loans, secured revolving credit facilities, secured financings on investments in real estate debt, and unsecured revolving credit facilities was $0.5 billion and $0.9 billion, respectively, below carrying value. Fair value of the Company's indebtedness is estimated by modeling the cash flows required by the Company's debt agreements and discounting them back to the present value using its equity discount rate. Additionally, current market rates and conditions are considered by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The Company utilizes third party service providers to perform these valuations. The significant inputs used in determining the fair value of the Company's indebtedness are considered Level 3.

Earnings Per Share

Basic net loss per share of common stock is determined by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. All classes of outstanding common stock are allocated net income/(loss) at the same rate per share and receive the same gross distribution per share.

The restricted stock grants of Class I shares held by our directors and incentive compensation awards of Class I shares to certain employees of portfolio company service providers and certain employees of indirect, wholly-owned subsidiaries of BREIT are considered to be participating securities because they contain non-forfeitable rights to distributions. The impact of these restricted stock grants and incentive compensation awards on basic and diluted earnings per common share ("EPS") has been calculated using the two-class method whereby earnings are allocated to the restricted stock grants and incentive compensation awards based on dividends declared and the restricted stocks' and incentive compensation awards' participation rights in undistributed earnings. As of December 31, 2025 and 2024, the effects of the two-class method on basic and diluted EPS were not material to the Company's consolidated financial statements.

Stock-Based Compensation

The Company's stock-based compensation consists of incentive compensation awards issued to certain employees of Home Partners of America ("HPA"), April Housing, and American Campus Communities ("ACC"), all of which are consolidated subsidiaries of BREIT, and certain employees of portfolio company service providers owned by Blackstone-advised investment vehicles. Such awards vest over time and stock-based compensation expense is recognized for these awards using a graded vesting attribution method over the applicable vesting period of each award, based on the value of the awards on their grant date, as adjusted for forfeitures. The awards are subject to service periods ranging from three to four years. The vesting conditions that are based on the Company achieving certain returns, or other key performance metrics, over a stated hurdle amount are considered market conditions. The achievement of returns, or other key performance metrics, over the stated hurdle amounts, which affect the quantity of awards that vest, is considered a performance condition. If the Company determines it is probable that the performance conditions will be met, the value of the award will be amortized over the service periods, as adjusted for forfeitures. If the Company determines it is not probable that the performance conditions will be met, the value of the award is considered zero and any previous amortization will be reversed. The number of awards expected to vest is evaluated each reporting period and compensation expense is recognized for those awards for which achievement of the performance criteria is considered probable.

Refer to Note 10 for additional information on the awards issued to certain employees of portfolio companies owned by Blackstone-advised investment vehicles. The following table details the incentive compensation awards issued to certain employees of HPA, April Housing and ACC ($ in thousands):

Plan Year	December 31, 2024 Unrecognized Compensation Cost		For the Year Ended December 31, 2025 Value of Awards Issued		Forfeiture of Unvested Awards		Amortization of Compensation Cost		December 31, 2025 Unrecognized Compensation Cost		Remaining Amortization Period
2022	$	3,107	$	—	$	(1,469)	$	(1,638)	$	—	N/A
2023		6,070		—		(613)		(4,088)		1,369	1.0 year
2024		11,692		—		(3,632)		(3,333)		4,727	1.8 years
2025		—		15,379		(1,440)		(4,592)		9,347	2.5 years
Total	$	20,869	$	15,379	$	(7,154)	$	(13,651)	$	15,443	

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03 "Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires disclosures in the notes to the financial statements on specified information about certain costs and expenses for each interim and annual reporting period. ASU 2024-03 is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company did not early adopt ASU 2024-03 and is still evaluating the impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," or ("ASU 2023-09"). ASU 2023-09 requires additional disaggregated disclosures on the entity's effective tax rate reconciliation and additional details on income taxes paid. ASU 2023-09 is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2024 and early adoption is permitted. During the year ended December 31, 2025, the Company has adopted ASU 2023-09. The adoption of ASU 2023-09 did not have a material impact on its consolidated financial statements.

3. Investments in Real Estate

Investments in real estate, net consisted of the following ($ in thousands):

	December 31, 2025	December 31, 2024
Building and building improvements	$ 67,814,096	$ 72,126,536
Land and land improvements	15,171,113	16,406,385
Furniture, fixtures and equipment	2,409,651	2,389,177
Right of use asset - operating leases[1]	1,039,403	1,050,921
Right of use asset - financing leases[1]	72,862	72,862
Total	86,507,125	92,045,881
Accumulated depreciation and amortization	(12,573,252)	(10,587,946)
Investments in real estate, net	$ 73,933,873	$ 81,457,935

(1) Refer to Note 15 for additional details on the Company's leases.

Acquisitions

There were no acquisitions during the years ended December 31, 2025 and 2024.

Dispositions

The following table details the dispositions during the years set forth below ($ in thousands):

Segments	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Number of Properties	Net Proceeds	Net Gain[1]	Number of Properties	Net Proceeds	Net Gain[1]	Number of Properties	Net Proceeds	Net Gain (Loss)[1]
Rental Housing properties[2][3]	119	$4,380,259	$ 773,246	128	$6,112,487	$1,309,306	139	$3,260,033	$ 762,086
Industrial properties	116	2,140,641	803,530	114	2,446,227	760,600	14	473,522	97,572
Retail properties	4	74,624	9,211	15	351,927	44,892	5	142,146	10,937
Hospitality properties	4	38,650	1,306	3	62,486	12,134	19	1,205,616	370,112
Self Storage properties	—	—	—	1	10,055	3,272	128	2,144,784	695,170
Office properties	—	—	—	—	—	—	1	172,504	(856)
Total	243	$6,634,174	$1,587,293	261	$8,983,182	$2,130,204	306	$7,398,605	$1,935,021

(1) For the year ended December 31, 2025, net gain includes gains of $1.7 billion and losses of $73.8 million. For the year ended December 31, 2024, net gain includes gains of $2.2 billion and losses of $89.0 million. For the year ended December 31, 2023, net gain (loss) includes gains of $2.0 billion and losses of $67.1 million.
(2) The number of properties excludes single family rental homes sold.
(3) For the year ended December 31, 2024, net proceeds includes a $200.0 million preferred interest investment retained upon the sale of 19 student housing properties.

For the years ended December 31, 2025 and 2024, the Company disposed of 37 and 51 properties, respectively, alongside other Blackstone-advised investment vehicles for a total sale price attributable to BREIT of $0.9 billion and $0.9 billion, respectively. These transactions were conducted as either single or joint transactions alongside other Blackstone-advised investment vehicles and the terms for the Company and the other Blackstone-advised investment vehicles were substantially similar and the prices of each property were negotiated with a third-party buyer. A portion of these dispositions were structured as combined portfolio transactions where the Company and one or more other Blackstone advised investment vehicles were disposing of like-kind assets to a single buyer.

Properties Held-for-Sale

As of December 31, 2025, 15 properties in the industrial segment, 10 properties in the rental housing segment, two properties in the office segment and various single family rental homes were classified as held-for-sale. The held-for-sale assets and related liabilities are included as components of Other Assets and Other Liabilities, respectively, on the Company's Consolidated Balance Sheets.

The following table details the assets and liabilities of the Company's properties classified as held-for-sale ($ in thousands):

Assets:	December 31, 2025		December 31, 2024	
Investments in real estate, net	$	677,292	$	743,583
Other assets		23,539		9,950
Total assets	$	700,831	$	753,533
Liabilities:				
Mortgage loans, net	$	490,248	$	303,290
Other liabilities		18,777		76,889
Total liabilities	$	509,025	$	380,179

Impairment

During the year ended December 31, 2025, the Company recognized an aggregate $630.4 million of impairment charges including (i) $494.3 million related to 24 rental housing properties, four industrial properties, four hospitality properties and various single family rental homes as a result of updates to the undiscounted cash flow assumptions, and (ii) $136.1 million related to certain held-for-sale real estate investments where their GAAP carrying amount exceeded their fair value, less estimated closing costs.

During the year ended December 31, 2024, the Company recognized an aggregate $382.2 million of impairment charges including (i) $245.2 million related to five student housing properties, seven affordable housing properties, one industrial property, one office property and various single family rental homes as a result of updates to the undiscounted cash flow assumptions, primarily to account for a shorter hold period, and (ii) $137.0 million related to certain held-for-sale real estate investments where their GAAP carrying amount exceeded their fair value, less estimated closing costs.

During the year ended December 31, 2023, the Company recognized an aggregate $236.1 million of impairment charges including (i) $204.8 million related to one office property, two student housing properties, 25 affordable housing properties, and various single family rental homes as a result of updates to the undiscounted cash flow assumptions, primarily to account for a shorter hold period, and (ii) $31.3 million related to certain held-for-sale real estate investments where their GAAP carrying amount exceeded their fair value, less estimated closing costs.

4. Investments in Unconsolidated Entities

The Company holds investments in joint ventures that it accounts for under the equity method of accounting or the FVO, as the Company's ownership interest in each joint venture does not meet the requirements for consolidation. Refer to Note 2 for additional details.

The following tables detail the Company's investments in unconsolidated entities ($ in thousands):

Investments in Unconsolidated Entities	Segment	Number of Investments	Number of Properties	Ownership Interest	Book Value
December 31, 2025					
Unconsolidated entities carried at historical					
QTS Data Centers[1]	Data Centers	1	119	35.7%	$ 1,027,370
Rental Housing investments[2]	Rental Housing	8	4	12.2% - 44.2%	714,801
Industrial investments[3]	Industrial	3	55	10.1% - 22.4%	244,037
Hospitality investment	Hospitality	1	195	30.0%	190,380
Retail investments	Retail	2	8	50.0%	88,986
Net Lease investment[4]	Net Lease	1	177	25.0%	35,493
Total unconsolidated entities carried at historical cost		16	558		2,301,067
Unconsolidated entities carried at fair value:					
Industrial investments[5]	Industrial	11	2,052	12.4% - 85.0%	3,075,073
Office investment	Office	1	1	49.0%	455,659
Rental Housing investment[6]	Rental Housing	1	10	11.6%	312,568
Total unconsolidated entities carried at fair value		13	2,063		3,843,300
Total		29	2,621		$ 6,144,367

(1) Represents the Company's investment in QTS Data Centers through a joint venture formed by the Company and certain Blackstone-advised investment vehicles.
(2) The number of properties excludes 9,666 single family rental homes related to four joint ventures.
(3) Consists of $244.0 million from investments in three joint ventures formed by the Company and certain Blackstone-advised investment vehicles.
(4) Consists of $35.5 million from investments in a joint venture formed by the Company and another Blackstone-advised investment vehicle.
(5) Includes $2.4 billion from investments in three joint ventures formed by the Company and certain Blackstone-advised investment vehicles.
(6) Consists of $312.6 million from investments in a joint venture formed by the Company and another Blackstone-advised investment vehicle. The number of properties excludes 40,469 single family rental homes.

Investments in Unconsolidated Entities	Segment	December 31, 2024 Number of Investments	Number of Properties	Ownership Interest	Book Value
Unconsolidated entities carried at historical cost:					
QTS Data Centers[1]	Data Centers	1	106	35.7%	$ 1,625,457
Rental Housing investments[2]	Rental Housing	11	7	12.2% - 66.9%	775,401
Industrial investments[3]	Industrial	3	56	10.1% - 22.4%	237,825
Hospitality investments	Hospitality	1	196	30.0%	276,218
Retail investments	Retail	2	8	50.0%	89,093
Net Lease investment[4]	Net Lease	1	—	25.0%	1,334
Total unconsolidated entities carried at historical cost		19	373		3,005,328
Unconsolidated entities at carried at fair value:					
Industrial investments[5]	Industrial	11	2,064	12.4% - 85.0%	2,987,036
Office investment	Office	1	1	49.0%	471,959
Rental Housing investment[6]	Rental Housing	1	11	11.6%	402,082
Total unconsolidated entities carried at fair value		13	2,076		3,861,077
Total		32	2,449		$ 6,866,405

(1) Represents the Company's investment in QTS Data Centers through a joint venture formed by the Company and certain Blackstone-advised investment vehicles.
(2) The number of properties excludes 10,308 single family rental homes.
(3) Consists of $237.8 million from investments in three joint ventures formed by the Company and certain Blackstone-advised investment vehicles.
(4) Includes a joint venture formed by the Company and another Blackstone-advised investment vehicle. As of December 31, 2024, the joint venture had not made any investments. Book value represents the Company's capital contribution less the company's share of start-up costs.
(5) Includes $2.2 billion from investments in three joint ventures formed by the Company and certain Blackstone-advised investment vehicles.
(6) On May 1, 2024, the Company alongside another Blackstone-advised investment vehicle formed a joint venture that acquired all of the outstanding common shares of Tricon Residential Inc. ("Tricon") for a total equity transaction value of $3.5 billion. As part of the transaction, the Company converted its prior investment in common and preferred stock of Tricon to an interest in the newly formed joint venture, which is recorded under Investments in Unconsolidated Entities. As of December 31, 2024, the number of properties excludes 37,195 single family rental homes.

The following tables detail the Company's income (loss) from unconsolidated entities ($ in thousands):

BREIT Income (Loss) from Unconsolidated Entities	Segment	Year Ended December 31,		
		2025	2024	2023
Unconsolidated entities carried at historical cost:				
QTS Data Centers	Data Centers	$ (965,725)	$ 42,195	$ (244,692)
Rental Housing investments	Rental Housing	(35,127)	(15,426)	(58,324)
Hospitality investment	Hospitality	(10,478)	(7,432)	(6,566)
Industrial investments	Industrial	(9,416)	(7,445)	(15,927)
Retail investments	Retail	(4,301)	(3,554)	(1,188)
Net Lease investments[1]	Net Lease	(456)	(916)	432,528
Total unconsolidated entities carried at historical cost		(1,025,503)	7,422	105,831
Unconsolidated entities carried at fair value:				
Industrial investments[2]	Industrial	133,381	(180,523)	18,334
Office investments	Office	22,606	20,524	(2,091)
Rental Housing investments	Rental Housing	861	87,358	—
Data Center investments[3]	Data Centers	—	(17,362)	(2,133)
Total unconsolidated entities carried at fair value		156,848	(90,003)	14,110
Total		$ (868,655)	$ (82,581)	$ 119,941

(1) On January 9, 2023, the Company sold its 49.9% interest in MGM Grand Las Vegas and Mandalay Bay Resort for cash consideration of $1.3 billion, resulting in a gain on sale of $430.4 million.
(2) On May 25, 2023, the Company sold its 7.9% interest in a logistics business to an affiliate of Blackstone for cash consideration of $547.0 million, resulting in a realized gain of $37.1 million.
(3) On March 27, 2024, the Company sold its remaining 8.8% interest in a digital towers joint venture for cash consideration of $531.4 million, resulting in a realized loss on sale of $17.4 million, which was primarily driven by transaction costs.

The following tables provide the combined summarized financial information of our unconsolidated joint ventures as of the dates and for the periods set forth below ($ in thousands):

Balance Sheets:	December 31, 2025	December 31, 2024
Total assets	$ 108,053,965	$ 84,227,212
Total liabilities	$ 82,317,044	$ 56,680,342
BREIT's share of net equity	$ 5,741,522	$ 6,370,603
BREIT fair value adjustment	(49,960)	(33,962)
BREIT outside basis	452,805	529,764
BREIT investments in unconsolidated entities	$ 6,144,367	$ 6,866,405

Income Statements:	Year Ended December 31,		
	2025	2024	2023
Total revenues	$ 6,781,729	$ 5,159,952	$ 6,053,755
Net (loss) income	$ (1,339,370)	$ (786,132)	$ 518,704
BREIT's share of net (loss) income	$ (752,343)	$ (63,892)	$ 251,512
BREIT fair value adjustment	(84,352)	(5,082)	(109,499)
Amortization of outside basis	(31,960)	(13,607)	(22,072)
BREIT (loss) income from unconsolidated entities	$ (868,655)	$ (82,581)	$ 119,941

5. Investments in Real Estate Debt

The following tables detail the Company's investments in real estate debt ($ in thousands):

Type of Security/Loan[1]	December 31, 2025 Weighted Average Coupon[2]	Weighted Average Maturity Date[3]	Face Amount	Cost Basis	Fair Value
CMBS[4]	+4.4%	1/10/2033	$ 3,301,112	$ 3,294,039	$ 3,113,235
RMBS	4.2%	10/9/2058	94,799	92,483	76,668
Corporate bonds	4.9%	6/9/2028	54,674	54,003	53,101
Total real estate securities	7.8%	7/23/2033	3,450,585	3,440,525	3,243,004
Commercial real estate loans	+4.6%	12/18/2027	795,157	782,348	794,147
Other investments[5]	N/A	N/A	88,847	88,847	96,619
Total investments in real estate debt	7.8%	5/12/2029	$ 4,334,589	$ 4,311,720	$ 4,133,770

Type of Security/Loan[1]	December 31, 2024 Weighted Average Coupon[2]	Weighted Average Maturity Date[3]	Face Amount	Cost Basis	Fair Value
CMBS[4]	+4.2%	5/1/2032	$ 3,970,222	$ 3,956,637	$ 3,728,985
RMBS	4.2%	7/25/2056	190,626	187,552	141,767
Corporate bonds	4.9%	5/30/2028	55,355	56,003	51,652
Total real estate securities	8.3%	2/26/2033	4,216,203	4,200,192	3,922,404
Commercial real estate loans	+4.6%	8/29/2027	1,037,985	1,044,460	1,032,821
Other investments[5]	5.7%	9/21/2029	287,768	276,584	324,703
Total investments in real estate debt	8.2%	11/14/2031	$ 5,541,956	$ 5,521,236	$ 5,279,928

(1) This table does not include the Company's Controlling Class Securities in certain CMBS securitizations that have been consolidated on the Company's consolidated financial statements. The underlying collateral loans and the senior CMBS positions owned by third parties of such securitizations are presented separately on the Company's Consolidated Balance Sheets. See Note 6 to the consolidated financial statements.

(2) The symbol "+" means that the figure represents a spread over the relevant floating benchmark rates, which include Secured Overnight Financing Rate ("SOFR"), Sterling Overnight Index Average ("SONIA"), and Euro Interbank Offer Rate ("EURIBOR"), as applicable to each security and loan. Fixed rate CMBS and commercial real estate loans represent a spread over the relevant floating benchmark rates for purposes of the weighted-averages. Weighted Average Coupon for CMBS does not include zero-coupon securities.

(3) Weighted average maturity date is based on the fully extended maturity date of the instrument.

(4) Face amount excludes interest-only securities with a notional amount of $0.1 billion and $1.8 billion as of December 31, 2025 and 2024, respectively.

(5) Includes an interest in an unconsolidated joint venture with the Federal Deposit Insurance Corporation that holds investments in real estate debt. Weighted average coupon and weighted average maturity date exclude the Company's joint venture investment.

The following table details the collateral type of the properties securing the Company's investments in real estate debt ($ in thousands):

Collateral[1]	December 31, 2025			December 31, 2024		
	Cost Basis	Fair Value	Percentage Based on Fair Value	Cost Basis	Fair Value	Percentage Based on Fair Value
Industrial	$ 1,580,056	$ 1,571,783	38%	$ 1,972,592	$ 1,940,709	37%
Rental Housing[2]	1,377,438	1,374,338	33%	1,873,616	1,850,255	35%
Net Lease	884,434	885,742	21%	858,605	860,465	16%
Office	349,362	192,799	5%	379,257	209,882	4%
Hospitality	67,048	56,730	1%	332,623	322,052	6%
Diversified	29,054	28,073	1%	52,286	46,665	1%
Other	24,328	24,305	1%	52,257	49,900	1%
Total	$ 4,311,720	$ 4,133,770	100%	$ 5,521,236	$ 5,279,928	100%

(1) This table does not include the Company's Controlling Class Securities in certain CMBS securitizations that have been consolidated on the Company's consolidated financial statements. The underlying collateral loans and the senior CMBS positions owned by third parties of such securitizations are presented separately on the Company's Consolidated Balance Sheets. See Note 6 to the consolidated financial statements.

(2) Rental Housing investments in real estate debt are collateralized by various forms of rental housing including apartments and single family rental homes.

The following table details the credit rating of the Company's investments in real estate debt ($ in thousands):

Credit Rating[1][2]	December 31, 2025			December 31, 2024		
	Cost Basis	Fair Value	Percentage Based on Fair Value	Cost Basis	Fair Value	Percentage Based on Fair Value
A	$ 12,680	$ 10,291	—%	$ 28,200	$ 27,735	1%
BBB	796,356	788,455	19%	807,228	799,005	15%
BB	441,897	427,294	11%	797,219	759,361	14%
B	477,644	451,880	11%	576,629	523,784	9%
CCC and below	130,844	41,955	1%	143,548	38,704	1%
Private commercial real estate loans	782,348	794,147	19%	1,044,460	1,032,821	20%
Not rated[3]	1,669,951	1,619,748	39%	2,123,952	2,098,518	40%
Total	$ 4,311,720	$ 4,133,770	100%	$ 5,521,236	$ 5,279,928	100%

(1) This table does not include the Company's Controlling Class Securities in certain CMBS securitizations that have been consolidated on the Company's consolidated financial statements. The underlying collateral loans and the senior CMBS positions owned by third parties of such securitizations are presented separately on the Company's Consolidated Balance Sheets. See Note 6 to the consolidated financial statements.

(2) "A" includes credit ratings of A+, A, and A-, "BBB" includes credit ratings of BBB+, BBB, and BBB-, "BB" includes credit ratings of BB+, BB, and BB-, "B" includes credit ratings of B+, B, and B-, and "CCC and below" includes credit ratings of CCC+ and below.

(3) As of December 31, 2025, not rated positions have a weighted-average LTV at origination of 62%, and are primarily composed of industrial (64%) and rental housing (34%) assets.

The following table details the Company's income from investments in real estate debt ($ in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Interest income	$ 439,557	$ 612,178	$ 702,543
Unrealized gain	136,221	163,915	205,828
Realized loss	(20,269)	(37,553)	(87,318)
Total	555,509	738,540	821,053
Net realized and unrealized (loss) gain on derivatives	(9,753)	9,261	(7,844)
Net realized and unrealized (loss) gain on secured financings of investments in real estate debt	(16,340)	10,434	(9,909)
Other expense	(3,954)	(13,340)	(5,136)
Total income from investments in real estate debt	$ 525,462	$ 744,895	$ 798,164

The Company's investments in real estate debt included certain CMBS and loans collateralized by properties owned by other Blackstone-advised investment vehicles. The following table details the Company's investments in such real estate debt ($ in thousands):

	Fair Value		**Income**		
			Year Ended December 31,		
	December 31, 2025	**December 31, 2024**	**2025**	**2024**	**2023**
CMBS	$ 484,935	$ 746,773	$ 69,685	$ 119,551	$ 167,853
Commercial real estate loans	282,937	416,942	38,974	40,689	96,731
Total	$ 767,872	$ 1,163,715	$ 108,659	$ 160,240	$ 264,584

The Company acquired such CMBS from third parties on market terms negotiated by the majority third party investors. The Company has forgone all non-economic rights under these CMBS, including voting rights, so long as the Blackstone-advised investment vehicles either own the properties collateralizing the underlying loans, or have an interest in a different part of the capital structure of such CMBS.

The Company acquired commercial real estate loans to borrowers that are owned by Blackstone-advised investment vehicles. The Company has forgone all non-economic rights under these loans, including voting rights, so long as the Blackstone-advised investment vehicle controls the borrowers. These loans were negotiated by third parties without the Company's involvement.

As of December 31, 2025 and 2024, the Company's investments in real estate debt also included $1.6 billion and $1.7 billion, respectively, of CMBS collateralized, in part, by certain of the Company's mortgage loans. During the years ended December 31, 2025, 2024, and 2023 the Company recognized $151.4 million, $251.9 million and $250.5 million of income, respectively, related to such CMBS.

6. Consolidated Securitization Vehicles

The Company has acquired the controlling class securities of certain CMBS securitizations resulting in the consolidation of such securitizations on its Consolidated Balance Sheets. The consolidation of these securitizations results in a gross presentation of the underlying collateral loans as discrete assets, as well as inclusion of the senior CMBS positions owned by third parties, which are presented as liabilities on the Company's Consolidated Balance Sheets. The assets of any particular consolidated securitization can only be used to satisfy the liabilities of that securitization and such assets are not available to the Company for any other purpose. Similarly, the senior CMBS obligations of these securitizations can only be satisfied through repayment of the underlying collateral loans, as they do not have any recourse to the Company or its assets, nor has the Company provided any guarantees with respect to the performance or repayment of the senior CMBS obligations.

The following tables detail the real estate loans held by the consolidated securitization vehicles and the related senior obligations of consolidated securitization vehicles ($ in thousands):

| | December 31, 2025 | | | | |
	Count	Principal Value	Fair Value	Wtd. Avg. Yield/Cost[1]	Wtd. Avg. Term[2]
Real estate loans held by consolidated securitization vehicles	89	$ 6,476,456	$ 6,975,460	6.2 %	2/21/2027
Senior obligations of consolidated securitization vehicles	11	5,769,088	6,284,112	6.0 %	3/3/2027
Real estate loans held by consolidated securitization vehicles in excess of senior obligations of consolidated securitization vehicles	11	$ 707,368	$ 691,348	8.0 %	12/6/2026

| | December 31, 2024 | | | | |
	Count	Principal Value	Fair Value	Wtd. Avg. Yield/Cost[1]	Wtd. Avg. Term[2]
Real estate loans held by consolidated securitization vehicles	199	$ 13,286,605	$ 13,616,526	6.1 %	5/8/2026
Senior obligations of consolidated securitization vehicles	19	11,838,154	12,233,141	5.9 %	5/16/2026
Real estate loans held by consolidated securitization vehicles in excess of senior obligations of consolidated securitization vehicles	19	$ 1,448,451	$ 1,383,385	7.6 %	3/1/2026

(1) The weighted-average yield and cost represent the all-in rate, which includes both fixed and floating rates, as applicable to each securitization vehicle.
(2) Repayments of senior obligations of consolidated securitization vehicles are tied to timing of the related collateral loan asset repayments. The term of these obligations represents the rated final distribution date of the securitizations.

7. Mortgage Loans, Secured Term Loans, and Secured Revolving Credit Facilities

The following table details the mortgage loans, secured term loans, and secured revolving credit facilities secured by the Company's real estate ($ in thousands):

	December 31, 2025			Principal Balance Outstanding	
Indebtedness	**Weighted Average Interest Rate (1)**	**Weighted Average Maturity Date (2)(3)**	**Maximum Facility Size**	**December 31, 2025**	**December 31, 2024**
Fixed rate loans:					
Fixed rate mortgages(4)	3.9%	5/20/2030	N/A	$ 20,763,325	$ 21,645,080
Variable rate loans:					
Variable rate mortgages and secured term loans	+2.3%	7/8/2028	N/A	30,964,083	32,006,218
Variable rate secured revolving credit facilities	+1.9%	4/25/2028	$ 2,666,334	2,666,334	3,490,870
Variable rate warehouse facilities(5)	+2.2%	12/3/2028	$ 2,385,986	1,580,141	1,929,037
Total variable rate loans	+2.2%	7/9/2028		35,210,558	37,426,125
Total loans secured by real estate	5.2%	3/18/2029		55,973,883	59,071,205
(Discount) premium on assumed debt, net				(78,845)	(96,048)
Deferred financing costs, net				(354,277)	(434,922)
Mortgage loans, secured term loans, and secured revolving credit facilities, net				$ 55,540,761	$ 58,540,235

(1) "+" means that the figure represents a spread over the relevant floating benchmark rates, primarily SOFR and similar indices for non-USD facilities, as applicable to each loan. As of December 31, 2025, the Company had outstanding interest rate swaps with an aggregate notional balance of $32.8 billion and interest rate caps with an aggregate notional balance of $19.8 billion that mitigate its exposure to potential future interest rate increases under its floating-rate debt. Total weighted average interest rate does not include the impact of derivatives.

(2) Weighted average maturity assumes maximum maturity date, including any extensions, where the Company, at its sole discretion, has one or more extension options.

(3) The majority of the Company's mortgages contain yield or spread maintenance provisions.

(4) Includes $201.9 million and $261.6 million of loans related to investments in affordable housing properties as of December 31, 2025 and 2024, respectively. Such loans are generally from municipalities, housing authorities, and other third parties administered through government sponsored affordable housing programs. Certain of these loans may be forgiven if specific affordable housing conditions are maintained.

(5) Additional borrowings under the Company's variable rate warehouse facilities require additional collateral, which are subject to lender approval.

The following table details the future principal payments due under the Company's mortgage loans, secured term loans, and secured revolving credit facilities as of December 31, 2025 ($ in thousands):

Year	Amount
2026	$ 10,869,016
2027	15,036,066
2028	4,278,373
2029	12,585,496
2030	4,845,979
Thereafter	8,358,953
Total	$ 55,973,883

The Company repaid certain of its loans in conjunction with the sale or refinancing of the underlying properties and incurred an aggregate realized net loss on extinguishment of debt of $76.8 million, $107.7 million and $40.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. Such losses primarily resulted from the acceleration of related deferred financing costs, prepayment penalties, and transaction costs.

The Company is subject to various financial and operational covenants under certain of its mortgage loans, secured term loans, and secured revolving credit facilities. These covenants require the Company to maintain certain financial ratios, which include leverage, debt yield, and debt service coverage, among others. As of December 31, 2025 and 2024, the Company was in compliance with all of its loan covenants.

8. Secured Financings of Investments in Real Estate Debt

The Company has entered into master repurchase agreements and other financing agreements secured by certain of its investments in real estate debt. The terms of the master repurchase agreements and other financing agreements provide the lenders the ability to determine the size and terms of the financing provided based upon the particular collateral pledged by the Company from time to time, and may require the Company to provide additional collateral in the form of cash, securities, or other assets if the market value of such financed investments declines.

As of December 31, 2025 and 2024, the Company's secured financings of investments in real estate debt was $2.9 billion and $3.6 billion, respectively. As of December 31, 2025, the secured financings had a weighted average maturity date of February 10, 2027, and a weighted average interest rate of 1.6% over the relevant floating benchmark rates of the applicable financings, primarily SOFR and similar indices for non-USD facilities.

As of both December 31, 2025 and 2024, the Company had interest rate swaps outstanding with a notional value of $0.3 billion and $0.4 billion, respectively, that effectively convert a portion of its fixed rate investments in real estate debt to floating rates to mitigate its exposure to potential future interest rate increases under its floating-rate debt. The weighted average interest rate does not include the impact of such interest rate swaps or other derivatives.

9. Unsecured Revolving Credit Facilities and Term Loans

The Company is party to unsecured credit facilities with multiple banks. The credit facilities have a weighted average maturity date of November 11, 2027, which may be extended for one year, and an interest rate of SOFR +2.5%. As of December 31, 2025 and 2024, the maximum capacity of the credit facilities was $6.2 billion and $6.1 billion, respectively. As of December 31, 2025 and 2024, the aggregate outstanding balance of borrowings under these unsecured credit facilities was $1.2 billion and $1.4 billion, respectively.

The Company is party to unsecured term loans with multiple banks. The term loans have a weighted average maturity date of December 23, 2027 and an interest rate of SOFR +2.5%. As of December 31, 2025 and 2024, the aggregate outstanding balance of the unsecured term loans was $1.3 billion and $1.1 billion, respectively.

The Company is party to an unsecured, uncommitted line of credit (the "Line of Credit") up to a maximum amount of $75.0 million with an affiliate of Blackstone (the "Affiliate Lender"). The Line of Credit expires on December 15, 2026, and may be extended for up to 12 months, subject to Affiliate Lender approval. The interest rate is equivalent to the then-current rate offered to the Company by a third party lender, or, if no such rate is available, SOFR +2.5%. Each advance under the Line of Credit is repayable on the earliest of (i) the expiration of the Line of Credit, (ii) Affiliate Lender's demand, and (iii) the date on which the Adviser no longer acts as the Company's external manager, provided that the Company will have 180 days to make such repayment in the cases of clauses (i) and (ii) and 45 days to make such repayment in the case of clause (iii). As of December 31, 2025 and 2024, the Company had no outstanding borrowings under the Line of Credit.

10. Related Party and Other Transactions

Due to Affiliates

The following table details the components of due to affiliates ($ in thousands):

	December 31, 2025	December 31, 2024
Accrued stockholder servicing fee	$ 724,771	$ 624,579
Performance participation allocation	—	—
Accrued management fee	56,818	56,401
Other	10,152	1,767
Total	$ 791,741	$ 682,747

Accrued Stockholder Servicing Fee

The Company accrues for future stockholder servicing fees payable to Blackstone Securities Partners L.P., the dealer manager, a registered broker-dealer affiliated with the Adviser (the "Dealer Manager") at the time such shares are sold. For Class S-2, Class D-2, and Class T-2 shares, the Company accrues the future stockholder servicing fees based on the estimated life of the shares held by stockholders of such share classes. For Class S, Class D, and Class T shares, the Company accrues the full amount, up to the applicable 8.75% fee limitation. The Dealer Manager has entered, and may in the future enter, into agreements with the selected dealers distributing the Company's shares as part of its continuous public and private offerings, that provide, among other things, for the payment of the full amount of the selling commissions and dealer manager fee, and all or a portion of the stockholder servicing fees received by the Dealer Manager to such selected dealers.

Performance Participation Allocation

The Special Limited Partner holds a performance participation interest in BREIT OP that entitles it to receive an allocation of BREIT OP's total return. Total return is defined as distributions paid or accrued plus the change in the Company's net asset value ("NAV"), adjusted for subscriptions and repurchases. Under the BREIT OP agreement, the annual total return will be allocated solely to the Special Limited Partner only after the other unitholders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other BREIT OP unitholders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The allocation of the performance participation interest is ultimately measured on a calendar year basis and will be paid quarterly in certain classes of units of BREIT OP or cash, at the election of the Special Limited Partner. To date, the Special Limited Partner has always elected to be paid in units of BREIT OP, resulting in a non-cash expense.

At the end of each calendar quarter that is not also the end of a calendar year, the Special Limited Partner is entitled to a performance participation allocation as described above calculated in respect of the portion of the year to date, less any performance participation allocation received with respect to prior quarters in that year (the "Quarterly Allocation"). The performance participation allocation that the Special Limited Partner is entitled to receive at the end of each calendar year will be reduced by the cumulative amount of Quarterly Allocations that year. If a Quarterly Allocation is made and at the end of a subsequent calendar quarter in the same calendar year the Special Limited Partner is entitled to less than the previously received Quarterly Allocation(s) (a "Quarterly Shortfall"), then subsequent distributions of any Quarterly Allocations or year-end performance allocations in that calendar year will be reduced by an amount equal to such Quarterly Shortfall, until such time as no Quarterly Shortfall remains. If all or any portion of a Quarterly Shortfall remains at the end of a calendar year following the application described in the previous sentence, distributions of any Quarterly Allocations and year-end performance allocations in the subsequent four calendar years will be reduced by (i) the remaining Quarterly Shortfall plus (ii) an annual rate of 5% on the remaining Quarterly Shortfall measured from the first day of the calendar year following the year in which the Quarterly Shortfall arose and compounded quarterly (collectively, the "Quarterly Shortfall Obligation") until such time as no Quarterly Shortfall Obligation remains; provided, that the Special Limited Partner (or its affiliate) may make a full or partial cash payment to reduce the Quarterly Shortfall Obligation at any time; provided, further, that if any Quarterly Shortfall Obligation remains following such subsequent four calendar years, then the Special Limited Partner (or its affiliate) will promptly pay BREIT OP the remaining Quarterly Shortfall Obligation in cash.

During the year ended December 31, 2025, the Company's total return exceeded the current period hurdle amount, resulting in $592.9 million of Performance Participation Allocation expense in the Company's Consolidated Statements of Operations.

During the year ended December 31, 2024, the Company's total return did not exceed the year-to-date hurdle amount, resulting in a Quarterly Shortfall with respect to the $105.0 million performance participation allocation recorded during the three months ended March 31, 2024 (the "2024 Shortfall Obligation"). Beginning January 1, 2025, interest on the 2024 Shortfall Obligation, net of $9.9 million of performance participation allocation previously earned by the Special Limited Partner but not paid by the Company, began accruing at a 5% annual rate, compounded quarterly.

During the year ended December 31, 2023, the Company's total return did not exceed the hurdle amount and, as a result, no performance participation allocation expense was recognized.

During the years ended December 31, 2025, 2024, and 2023, the Company accrued interest income of $1.1 million, $1.0 million and $3.8 million, respectively, related to the Shortfall Obligations for each respective year.

The net 2024 Shortfall Obligation of $95.1 million and related $1.1 million of interest accrued were satisfied with the $592.9 million performance participation accrual for the year ended December 31, 2025. During the year ended December 31, 2025, the Company issued 32.2 million units of BREIT OP to the Special Limited Partner as payment for the remaining $496.7 million of net performance participation allocation. Blackstone did not submit any repurchase requests for shares or units previously issued as payment for the performance participation allocation during the years ended December 31, 2025 and 2024.

As of February 27, 2026, Blackstone owned shares of the Company and units of BREIT OP valued at an aggregate $4.7 billion. In addition, Blackstone employees, including the Company's executive officers, owned shares of the Company and units of BREIT OP valued at an aggregate $1.3 billion.

Accrued Management Fee

The Adviser is entitled to an annual management fee equal to 1.25% of the Company's NAV, payable monthly, as compensation for the services it provides to the Company. The management fee can be paid, at the Adviser's election, in cash, certain classes of shares of the Company's common stock, or certain classes of BREIT OP units. To date, the Adviser has always elected to be paid the management fee in shares of the Company's common stock and units of BREIT OP, resulting in a non-cash expense. During the years ended December 31, 2025, 2024, and 2023, the Company incurred management fees of $671.0 million, $713.6 million and $839.2 million, respectively.

During the years ended December 31, 2025 and 2024, the Company issued BREIT OP units of 48.5 million and 51.2 million, respectively, to the Adviser as payment for management fees. The Company also had a payable of $56.8 million and $56.4 million related to the management fees as of December 31, 2025 and 2024, respectively. During January 2026, the Adviser was issued 4.0 million units of BREIT OP as payment for the management fees accrued as of December 31, 2025. The shares and units issued to the Adviser for payment of the management fee were issued at the applicable NAV per share/unit at the end of each month for which the fee was earned. The Adviser did not submit any repurchase requests for shares or units previously issued as payment for management fees during the years ended December 31, 2025 and 2024.

Other

As of December 31, 2025 and 2024, the Company had an outstanding balance due to the Adviser of $10.2 million and $1.8 million, respectively, related to general corporate expenses provided by unaffiliated third parties that the Adviser paid on the Company's behalf. Such expenses are reimbursed by the Company to the Adviser in the ordinary course of business.

DST Program

The Adviser provides asset management services to the DSTs and is entitled to an asset management fee equal to 1.0% of the gross rents received by the DSTs under their respective master lease agreements. During the year ended December 31, 2025, the Company incurred asset management fees of $12 thousand, which are included in Other Expense on the Company's Consolidated Statements of Operations.

The Dealer Manager is entitled to receive an investor servicing fee from the DST Investors, equal to up to 0.85% per annum of the aggregate net asset value of the DST Properties underlying certain DST Interests in the applicable DST Offering. The Company accrues the future investor servicing fee payable to the Dealer Manager based on the estimated life of the DST Interests at the time such DST Interests are sold. As of December 31, 2025, the Company had accrued $15 thousand of investor servicing fees related to DST Interests sold and recorded such amount as a component of Due to Affiliates on the Company's Consolidated Balance Sheets.

The Dealer Manager is also entitled to receive an upfront selling commission of up to 3.5% of the amount of gross proceeds paid for DST Interests. As of December 31, 2025, the Company recorded $29 thousand of upfront selling commissions. The upfront selling commissions are included as a reduction to offering proceeds in Contributions from Non-controlling Interests Attributable to Consolidated Subsidiaries on the Company's Consolidated Statements of Changes in Equity. As of December 31, 2025, $15 thousand was outstanding and included as a component of Due to Affiliates on the Company's Consolidated Balance Sheets. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid), to participating broker-dealers.

Affiliate Title Service Provider

Blackstone owns Lexington National Land Services ("LNLS"), a title agent company. LNLS acts as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments by the Company, Blackstone and their affiliates and related parties, and third parties. LNLS focuses on transactions in rate-regulated states where the cost of title insurance is non-negotiable. LNLS will not perform services in non-regulated states for the Company, except (i) in the context of a portfolio transaction that includes properties in rate-regulated states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third party is paying all or a material portion of the premium, or (iv) when providing only support services to the underwriter. LNLS earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters. Blackstone receives distributions from LNLS in connection with investments by the Company based on its equity interest in LNLS. In each case, there will be no related expense offset to the Company.

During the years ended December 31, 2025, 2024 and 2023, the Company paid LNLS $26.9 million, $26.5 million and $7.7 million, respectively, for title services related to certain investments. Amounts paid to LNLS were either (i) included in calculating Net Gain on Dispositions of Real Estate on the Consolidated Statements of Operations, or (ii) recorded as deferred financing costs, which is a reduction to Mortgage Loans, Secured Term Loans, and Secured Revolving Credit Facilities on the Consolidated Balance Sheets.

Captive Insurance Company

On July 28, 2020, the Company became a member of a captive insurance company (the "Captive") owned by the Company and other investment vehicles managed by Blackstone. A Blackstone affiliate provides oversight and management services to the Captive and receives fees based on a percentage of premiums paid for such policies. The fees and expenses of the Captive, including insurance premiums and fees paid to the Blackstone affiliate to manage it, are borne by the Company and the other Blackstone-managed investment vehicles pro rata based on insurance premiums paid for each party's respective properties.

During the years ended December 31, 2025, 2024, and 2023, the Company contributed $93.3 million, $124.6 million and $166.2 million, respectively, of capital to the captive insurance for premiums and its pro rata share of other expenses. Of these amounts, $1.8 million, $2.4 million, and $3.2 million, respectively, was attributable to the fee paid to a Blackstone affiliate to provide oversight and management services of the Captive. The capital contributed and fees paid to the captive insurance company are in lieu of insurance premiums and fees that would otherwise be paid to third party insurance companies.

Other Transactions

Accrued service provider expenses and incentive compensation awards

The Company has engaged Link Logistics Real Estate LLC ("Link"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for the Company's logistics properties.

The Company has engaged TAH Operations LLC ("Tricon"), a portfolio company owned by certain Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for the Company's single family rental housing properties.

The Company has engaged LivCor, LLC ("LivCor"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for certain of the Company's multifamily properties.

The Company has engaged Revantage Corporate Services, LLC and Revantage Global Services Europe S.à r.l. (collectively "Revantage"), portfolio companies owned by Blackstone-advised investment vehicles, to provide, as applicable, corporate support services and transaction support services to certain of our investments directly.

The Company has engaged Perform Properties LLC ("Perform Properties"), a portfolio company owned by a Blackstone-advised fund, to provide the services that ShopCore Properties TRS Management LLC and EQ Management, LLC had previously provided to the Company's retail and office properties. Those services include management services, corporate support services and transaction support services.

The Company has engaged BRE Hotels & Resorts LLC ("BRE Hotels & Resorts"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for the Company's hospitality properties.

The Company has engaged Apartment Income REIT, L.P., a portfolio company owned by certain Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for certain of the Company's rental housing properties.

The Company has engaged BPP MFNY Employer LLC ("Beam Living"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for certain of the Company's multifamily properties in New York City.

The Company has engaged Longview Senior Housing, LLC ("Longview"), a portfolio company owned by Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for the Company's senior housing properties.

The Company has engaged Brio Real Estate, LLC. ("Brio"), a portfolio company owned by certain Blackstone-advised investment vehicles, to provide, as applicable, management services, corporate support services and transaction support services for the Company's investments in real estate debt.

The expenses related to these providers, including incentive compensation awards, are included as a component of Rental Property Operating expense and Hospitality Operating expense, as applicable, in the Company's Consolidated Statements of Operations. Transaction support service fees were capitalized to Investments in Real Estate on the Company's Consolidated Balance Sheets. Neither Blackstone nor the Adviser receives any fees from these arrangements.

The following tables detail the amounts incurred for portfolio companies owned by Blackstone-advised investment vehicles ($ in thousands):

| | Service Provider Expenses | | | Amortization of Service Provider Incentive Compensation Awards | | | Capitalized Transaction Support Services | | |
| | Year Ended December 31, | | | Year Ended December 31, | | | Year Ended December 31, | | |
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Link	$ 125,011	$ 118,362	$ 112,963	$ 22,140	$ 22,001	$ 18,033	$ 17,500	$ 14,486	$ 1,124
Tricon	91,775	—	—	4,167	—	—	3	—	—
LivCor	86,129	101,802	103,104	16,191	18,888	15,949	5,904	10,176	9,532
Revantage	31,193	26,835	30,880	10,310	4,901	9,103	15	—	—
Perform Properties[1]	28,364	41,018	38,047	2,002	590	1,163	5,161	2,838	1,994
BRE Hotels and Resorts	9,607	12,007	15,178	1,316	1,114	1,375	91	—	—
Apartment Income REIT, L.P.	2,954	—	—	—	—	—	983	—	—
Beam Living	2,937	3,124	2,931	931	418	1,114	—	—	—
Longview	1,165	1,206	1,777	—	—	—	—	—	—
Brio	192	—	—	—	—	—	—	—	—
	$ 379,327	$ 304,354	$ 304,880	$ 57,057	$ 47,912	$ 46,737	$ 29,657	$ 27,500	$ 12,650

(1) Includes Shopcore Properties TRS Management LLC and EQ Management, LLC for the years ended December 31, 2024 and 2023.

As of December 31, 2025 and 2024, $39.5 million and $33.7 million, respectively, of accrued service provider expenses were outstanding and are included within Other Liabilities.

The Company issues incentive compensation awards to certain employees of portfolio company service providers. None of Blackstone, the Adviser, or the portfolio company service providers owned by Blackstone-advised investment vehicles receive any incentive compensation from the aforementioned arrangements.

The following table details the incentive compensation awards ($ in thousands):

Plan Year	December 31, 2024 Unrecognized Compensation Cost		For the Year Ended December 31, 2025 Value of Awards Issued		Forfeiture of Unvested Awards		Amortization of Compensation Cost		December 31, 2025 Unrecognized Compensation Cost		Remaining Amortization
2022	$	7,786	$	—	$	(321)	$	(7,465)	$	—	N/A
2023		14,673		—		(5,355)		(4,485)		4,833	1.0 year
2024		40,265		—		(2,973)		(18,137)		19,155	1.8 years
2025		—		80,910		—		(26,970)		53,940	2.4 years
Total	$	62,724	$	80,910	$	(8,649)	$	(57,057)	$	77,928	

For the year ended December 31, 2025, certain portfolio companies owned by the Company earned revenue of $8.7 million from certain other Blackstone-advised investment vehicles in relation to management services and corporate support services. There were no such fees for the year ended December 31, 2024.

As of December 31, 2025 and 2024, the Company had a receivable of $50.9 million and $52.8 million, respectively, from certain portfolio companies owned by Blackstone-advised investment vehicles related to the prepayment of certain corporate service fees and incentive compensation awards. Such amount is included in Other Assets on the Company's Consolidated Balance Sheets.

11. Other Assets and Other Liabilities

The following table details the components of Other Assets ($ in thousands):

	December 31, 2025	December 31, 2024
Interest rate and foreign currency hedging derivatives	$ 960,328	$ 2,002,173
Straight-line rent receivable	934,741	808,936
Held-for-sale assets	700,831	753,533
Intangible assets, net	662,789	826,900
Receivables, net	499,486	641,551
Securities held in trust	392,142	179,498
Single family rental homes risk retention securities	344,479	300,718
Prepaid expenses	169,976	175,167
Deferred leasing costs, net	163,285	148,889
Deferred financing costs, net	83,345	114,560
Due from affiliate[1]	—	95,024
Other	159,597	193,604
Total	$ 5,070,999	$ 6,240,553

(1) Refer to the Performance Participation Allocation section of Note 10 for additional information.

The following table details the components of Other Liabilities ($ in thousands):

	December 31, 2025	December 31, 2024
Right of use lease liability - operating leases	$ 606,302	$ 605,923
Liabilities related to held-for-sale assets	509,025	380,179
Financing of affordable housing development	388,282	177,902
Stock repurchases payable	374,933	462,894
Accounts payable and accrued expenses	366,400	372,281
Accrued interest expense	290,807	338,509
Real estate taxes payable	267,891	284,392
Prepaid rental income	218,058	179,464
Distribution payable	200,415	202,801
Tenant security deposits	187,290	205,853
Subscriptions received in advance	142,397	143,030
Intangible liabilities, net	126,182	178,510
Right of use lease liability - financing leases	80,683	79,493
Accrued service provider expenses[1]	39,458	33,685
Interest rate and foreign currency hedging derivatives	24,274	11,243
Other	122,139	131,546
Total	$ 3,944,536	$ 3,787,705

(1) Refer to the accrued service provider expenses and incentive compensation awards section of Note 10 for additional information.

12. Intangibles

The following tables detail the gross carrying amount and accumulated amortization of the Company's intangible assets and liabilities ($ in thousands):

		December 31, 2025		
		Gross Carrying Amount	Accumulated Amortization	Total Intangible Assets/Liabilities, net
Intangible assets				
In-place lease intangibles	$	1,027,067	$ (720,761)	$ 306,306
Indefinite life intangibles		94,082	—	94,082
Above-market lease intangibles		49,196	(35,473)	13,723
Other intangibles		424,753	(176,075)	248,678
Total intangible assets	$	1,595,098	$ (932,309)	$ 662,789
Intangible liabilities				
Below-market lease intangibles		329,982	(203,800)	126,182
Total intangible liabilities	$	329,982	$ (203,800)	$ 126,182

		December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Total Intangible Assets/Liabilities, net
Intangible assets				
In-place lease intangibles	$	1,187,182	(754,448)	$ 432,734
Indefinite life intangibles[1]		94,082	—	94,082
Above-market lease intangibles		54,965	(35,086)	19,879
Other intangibles		415,767	(135,562)	280,205
Total intangible assets	$	1,751,996	$ (925,096)	$ 826,900
Intangible liabilities				
Below-market lease intangibles		386,679	(208,169)	178,510
Total intangible liabilities	$	386,679	$ (208,169)	$ 178,510

(1) For the year ended December 31, 2024, we recognized a non-cash write-off of $90.0 million due to a change in use of certain indefinite life intangibles. The intangible assets were written off as an adjustment to depreciation and amortization in the Rental Housing segment.

The estimated future amortization on the Company's intangibles for each of the next five years and thereafter as of December 31, 2025 is as follows ($ in thousands):

		In-place Lease Intangibles		Above-market Lease Intangibles		Other Intangibles		Below-market Lease Intangibles
2026	$	76,297	$	3,672	$	28,766	$	(29,956)
2027		60,414		2,792		27,177		(21,900)
2028		48,312		2,101		25,791		(17,427)
2029		37,730		1,743		23,634		(13,933)
2030		26,416		1,293		21,148		(10,433)
Thereafter		57,137		2,122		122,162		(32,533)
Total	$	306,306	$	13,723	$	248,678	$	(126,182)

13. Derivatives

The Company uses derivative financial instruments to minimize the risks and/or costs associated with the Company's investments and financing transactions. These derivatives may or may not qualify as net investment, cash flow, or fair value hedges under the hedge accounting requirements of Accounting Standards Codification Topic 815 - "Derivatives and Hedging." Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements, fluctuations in foreign exchange rates, and other identified risks.

The use of derivative financial instruments involves certain risks, including the risk that the counterparties to these contractual arrangements do not perform as agreed. To mitigate this risk, the Company enters into derivative financial instruments with counterparties it believes to have appropriate credit ratings and that are major financial institutions with which the Company and its affiliates may also have other financial relationships.

Interest Rate Contracts

Certain of the Company's transactions expose the Company to interest rate risks, which include exposure to variable interest rates on certain loans secured by the Company's real estate in addition to its secured financings of investments in real estate debt. The Company uses derivative financial instruments, which includes interest rate swaps and caps, and may also include options, floors, and other interest rate derivative contracts, to limit the Company's exposure to the future variability of interest rates. The Company has the right of offset for certain derivatives, and presents them net on its consolidated financial statements.

The following tables detail the Company's outstanding interest rate derivatives (notional amount in thousands):

Interest Rate Derivatives	December 31, 2025				
	Number of Instruments	Notional Amount[1]	Weighted Average Strike	Index	Weighted Average Maturity (Years)
Derivatives designated as hedging instruments					
Interest rate swaps – property debt	23	$ 6,658,597	2.6%	SOFR	2.9
Derivatives not designated as hedging instruments					
Interest rate caps – property debt	138	19,774,088	5.8%	SOFR	0.6
Interest rate swaps – property debt	57	26,163,606	1.7%	SOFR, EURIBOR	2.2
Interest rate swaps – secured financings of investments in real estate debt	8	258,315	4.2%	SOFR	4.4
Total derivatives not designated as hedging instruments		$ 46,196,009			

Interest Rate Derivatives	December 31, 2024				
	Number of Instruments	Notional Amount[1]	Weighted Average Strike	Index	Weighted Average Maturity (Years)
Derivatives designated as hedging instruments					
Interest rate swaps – property debt	20	$ 6,316,906	2.6%	SOFR	3.6
Derivatives not designated as hedging instruments					
Interest rate caps – property debt	153	17,189,532	6.6%	SOFR	0.9
Interest rate swaps – property debt	53	26,004,711	1.4%	SOFR, EURIBOR	3.0
Interest rate swaps – secured financings of investments in real estate debt	10	433,915	4.1%	SOFR	5.4
Total derivatives not designated as hedging instruments		$ 43,628,158			

(1) Includes interest rate caps presented on a net basis with an aggregate notional amount of $7.9 billion and $15.7 billion as of December 31, 2025 and 2024, respectively.

Foreign Currency Forward Contracts

Certain of the Company's international investments expose it to fluctuations in foreign currency exchange rates and interest rates. These fluctuations may impact the value of the Company's cash receipts and payments in terms of its functional currency, the U.S. dollar. The Company uses foreign currency forward contracts to protect the value or fix the amount of certain investments or cash flows in terms of the U.S. dollar.

The following table details the Company's outstanding foreign currency forward contracts that were non-designated hedges of foreign currency risk (notional amount in thousands):

	December 31, 2025		December 31, 2024	
Foreign Currency Forward Contracts	**Number of Instruments**	**Notional Amount**	**Number of Instruments**	**Notional Amount**
Buy USD / Sell EUR Forward	6	€ 47,163	8	€ 147,630
Buy USD / Sell GBP Forward	1	£ 1,180	6	£ 36,711
Buy EUR / Sell USD Forward	1	€ 66	—	€ —

Valuation and Financial Statement Impact

The following table details the fair value of the Company's derivative financial instruments ($ in thousands):

	Fair Value of Derivatives in an Asset Position[1]		Fair Value of Derivatives in a Liability Position[2]	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Derivatives designated as hedging instruments				
Interest rate swaps – property debt	$ 118,808	$ 295,596	$ 748	$ —
Total derivatives designated as hedging instruments	118,808	295,596	748	—
Derivatives not designated as hedging instruments				
Interest rate swaps – property debt	827,557	1,686,623	3,728	1,406
Interest rate caps – property debt[3]	12,642	15,873	10,854	5,426
Interest rate swaps – secured financings of investments in real estate debt	201	488	7,764	4,411
Foreign currency forward contracts	1,120	3,593	1,180	—
Total derivatives not designated as hedging instruments	841,520	1,706,577	23,526	11,243
Total interest rate and foreign currency hedging derivatives	$ 960,328	$ 2,002,173	$ 24,274	$ 11,243

(1) Included in Other Assets in the Company's Consolidated Balance Sheets.

(2) Included in Other Liabilities in the Company's Consolidated Balance Sheets.

(3) Includes interest rate caps presented on a net basis with an aggregate fair value of $25.3 million and $117.2 million as of December 31, 2025 and 2024, respectively.

The following tables detail the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) ($ in thousands):

Type of Derivative	Realized/Unrealized Gain (Loss)	Location of Gain (Loss) Recognized	Year Ended December 31,		
			2025	2024	2023
Included in Net Loss					
Interest rate swap – property debt	Unrealized loss	(1)	$ (850,180)	$ (179,828)	$ (772,224)
Interest rate swap – property debt	Realized gain	(1)	—	—	297,606
Interest rate caps – property debt	Unrealized loss	(1)	(19,995)	(28,713)	(146,621)
Interest rate caps – property debt	Realized gain	(1)	1,224	542	—
Interest rate swaps – secured financings of investments in real estate debt	Unrealized loss	(1)	(3,747)	(186)	(134,280)
Foreign currency forward contract	Realized (loss) gain	(2)	(6,100)	1,982	(18,291)
Foreign currency forward contract	Unrealized (loss) gain	(2)	(3,653)	7,279	10,447
Total			$ (882,451)	$ (198,924)	$ (763,363)
Included in Other Comprehensive Income					
Interest rate swap – property debt[3]	Unrealized (loss) gain		(187,890)	40,258	(75,707)
Total			$ (1,070,341)	$ (158,666)	$ (839,070)

(1) Included in Loss from Interest Rate Derivatives in the Company's Consolidated Statements of Operations.

(2) Included in Income from Investments in Real Estate Debt in the Company's Consolidated Statements of Operations.

(3) During the years ended December 31, 2025 and 2024, net gain of $117.5 million and $174.6 million respectively, was reclassified from accumulated other comprehensive income into net income.

Credit-Risk Related Contingent Features

The Company has entered into agreements with certain of its derivative counterparties that contain provisions whereby if the Company were to default on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, the Company may also be declared in default under its derivative obligations. In addition, certain of the Company's agreements with its derivative counterparties require the Company to post collateral based on a percentage of derivative notional amounts and/or to secure net liability positions.

As of December 31, 2025, the Company was in a net liability position and posted collateral of $14.9 million with one of its counterparties as required under the derivative contracts. As of December 31, 2024, the Company was in a net liability position and posted collateral of $7.8 million with one of its counterparties as required under the derivatives contracts.

14. Equity and Redeemable Non-controlling Interests

Authorized Capital

The Company had the authority to issue the following shares of common and preferred stock, $0.01 par value per share (in thousands):

	December 31, 2025	December 31, 2024
	Number of Shares Authorized	Number of Shares Authorized
Class I Shares	6,000,000	6,000,000
Class S Shares	3,000,000	3,000,000
Class S-2 Shares[1]	2,500,000	—
Class D Shares	1,500,000	1,500,000
Class D-2 Shares[1]	1,400,000	—
Class T Shares	500,000	500,000
Class T-2 Shares[1]	400,000	—
Class C Shares	500,000	500,000
Class L Shares[2]	500,000	—
Class L-2 Shares[2]	500,000	—
Class F Shares	500,000	500,000
Preferred Stock	100,000	100,000
Total	17,400,000	12,100,000

(1) Shares were authorized on July 18, 2025.

(2) Shares were authorized on November 3, 2025.

Common Stock

The following table details the movement in the Company's outstanding shares of common stock[1] (in thousands):

	Class I	Class S	Class S-2	Class D	Class D-2	Class T	Class T-2	Class C	Total
January 1, 2023	2,394,737	1,597,414	—	421,428	—	72,599	—	—	4,486,178
Common stock issued (converted)[2]	621,373	31,384	—	(241,511)	—	(7,005)	—	2,136	406,377
Distribution reinvestment	50,878	30,493	—	4,556	—	1,575	—	—	87,502
Common stock repurchased[3]	(722,878)	(171,094)	—	(29,679)	—	(7,923)	—	—	(931,574)
Restricted stock grant[4]	58,849	—	—	—	—	—	—	—	58,849
December 31, 2023	2,402,959	1,488,197	—	154,794	—	59,246	—	2,136	4,107,332
Total par value as of December 31, 2023	$ 24,030	$ 14,882	$ —	$ 1,548	$ —	$ 592	$ —	$ 21	$ 41,073
Common stock issued (converted)[2]	70,652	19,559	—	1,487	—	(8,222)	—	983	84,459
Distribution reinvestment	45,575	29,281	—	3,297	—	1,311	—	—	79,464
Common stock repurchased	(421,580)	(197,490)	—	(20,632)	—	(8,394)	—	(271)	(648,367)
Restricted stock grant[4]	67,471	—	—	—	—	—	—	—	67,471
December 31, 2024	2,165,077	1,339,547	—	138,946	—	43,941	—	2,848	3,690,359
Total par value as of December 31, 2024	$ 21,651	$ 13,395	$ —	$ 1,389	$ —	$ 439	$ —	$ 28	$ 36,902
Common stock issued (converted)[2][5]	120,119	(13,061)	14,649	(26,247)	1,359	(7,620)	104	34,451	123,754
Distribution reinvestment	43,555	27,861	31	2,797	1	1,039	1	—	75,285
Common stock repurchased	(272,636)	(147,718)	(1)	(16,404)	—	(3,771)	—	(530)	(441,060)
Restricted stock grant[4]	72,696	—	—	—	—	—	—	—	72,696
December 31, 2025	2,128,811	1,206,629	14,679	99,092	1,360	33,589	105	36,769	3,521,034
Total par value as of December 31, 2025	$ 21,288	$ 12,066	$ 147	$ 991	$ 14	$ 336	$ 1	$ 368	$ 35,210

(1) As of December 31, 2025, no Class L, Class L-2, or Class F shares were issued and outstanding.

(2) Includes conversion of shares from Class S, Class D and Class T to Class I during the years ended December 31, 2025, 2024 and 2023.

(3) Includes 56.7 million Class I shares previously issued for the management fee that were exchanged for an equivalent amount of Class B units of BREIT OP during the year ended December 31, 2023.

(4) Includes restricted stock grants made to certain directors and employees. The independent directors' restricted stock represents $0.2 million, $0.2 million and $0.1 million of the annual compensation paid to each of the independent directors for the years ended December 31, 2025, 2024 and 2023, respectively. The cost of each grant is amortized over the applicable service period ranging from one to four years.

(5) Includes 31.4 million of Class I and Class C units of BREIT OP previously issued for the performance participation allocation that were exchanged for an equivalent amount of Class C shares during the year ended December 31, 2025.

Share and Unit Repurchases

The Company has adopted a Share Repurchase Plan (the "Repurchase Plan"), which is approved and administered by the Company's board of directors, whereby, subject to certain limitations, stockholders may request on a monthly basis that the Company repurchases all or any portion of their shares. The Repurchase Plan will be limited to no more than 2% of the Company's aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of the Company's aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months). For the avoidance of doubt, both of these limits are assessed during each month in a calendar quarter. The Company has in the past received, and may in the future receive, repurchase requests that exceed the limits under the Repurchase Plan, and the Company has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis.

Should repurchase requests, in the board of directors' judgment, place an undue burden on its liquidity, adversely affect its operations or risk having an adverse impact on the Company as a whole, or should the board of directors otherwise determine that investing its liquid assets in real properties or other investments rather than repurchasing its shares is in the best interests of the Company as a whole, the Company's board of directors may determine to repurchase fewer shares than have been requested to be repurchased (including relative to the 2% monthly limit and 5% quarterly limit under the Repurchase Plan), or none at all. Further, the Company's board of directors has in the past made exceptions to the limitations in the Repurchase Plan and may in the future, in certain circumstances, make exceptions to such repurchase limitations (or repurchase fewer shares than such repurchase limitations), or modify or suspend the Repurchase Plan if, in its reasonable judgement, it deems such action to be in the Company's best interest and the best interest of its stockholders. In the event that the Company receives repurchase requests in excess of the 2% or 5% limits, then repurchase requests will be satisfied on a pro rata basis after the Company has repurchased all shares for which repurchase has been requested due to death, disability or divorce and other limited exceptions. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the Repurchase Plan, as applicable.

For the year ended December 31, 2025, the Company repurchased 441.1 million shares of common stock and 5.6 million units of BREIT OP for a total of $6.2 billion, satisfying all repurchase requests for the year ended December 31, 2025.

Distributions

The Company considers a variety of factors when determining its distributions, including cash flows from operations, Funds Available for Distribution, NAV, and total return, and in any case, generally intends to distribute substantially all of its taxable income to its stockholders each year to comply with the REIT provisions of the Internal Revenue Code of 1986. Taxable income does not equal net income as calculated in accordance with GAAP.

Each class of common stock receives the same monthly gross distribution per share. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share and paid directly to the applicable distributor. Class C shares currently have no distribution amount presented as the class is generally an accumulating share class whereby its share of income will accrete into its NAV.

The following tables detail the aggregate distributions declared for each applicable class of common stock:

	Year Ended December 31, 2025						
	Class I	Class S	Class S-2	Class D	Class D-2	Class T	Class T-2
Aggregate gross distributions declared per share of common stock	$ 0.6593	$ 0.6593	$ 0.2202	$ 0.6593	$ 0.2202	$ 0.6593	$ 0.2202
Stockholder servicing fee per share of common stock	—	(0.1181)	(0.0397)	(0.0341)	(0.0114)	(0.1162)	(0.0391)
Net distributions declared per share of common stock	$ 0.6593	$ 0.5412	$ 0.1805	$ 0.6252	$ 0.2088	$ 0.5431	$ 0.1811

	Year Ended December 31, 2024						
	Class I	Class S	Class S-2	Class D	Class D-2	Class T	Class T-2
Aggregate gross distributions declared per share of common stock	$ 0.6610	$ 0.6610	—	$ 0.6610	—	$ 0.6610	—
Stockholder servicing fee per share of common stock	—	(0.1198)	—	(0.0345)	—	(0.1180)	—
Net distributions declared per share of common stock	$ 0.6610	$ 0.5412	$ —	$ 0.6265	$ —	$ 0.5430	$ —

	Year Ended December 31, 2023						
	Class I	Class S	Class S-2	Class D	Class D-2	Class T	Class T-2
Aggregate gross distributions declared per share of common stock	$ 0.6660	$ 0.6660	—	$ 0.6660	—	$ 0.6660	—
Stockholder servicing fee per share of common stock	—	(0.1248)	—	(0.0359)	—	(0.1228)	—
Net distributions declared per share of common stock	$ 0.6660	$ 0.5412	$ —	$ 0.6301	$ —	$ 0.5432	$ —

Distributions for the year ended December 31, 2025 were characterized, for federal income tax purposes, as 100% return of capital. Distributions for the year ended December 31, 2024 were characterized, for federal income tax purposes, as 96.27% return of capital and 3.73% capital gains. Distributions for the year ended December 31, 2023 were characterized, for federal income tax purposes, as 85.01% return of capital and 14.99% capital gains.

Redeemable Non-controlling Interests

In connection with its performance participation interest, the Special Limited Partner may receive units in BREIT OP. See Note 10 for further details of the Special Limited Partner's performance participation interest. Prior to November 2025, the Special Limited Partner had the ability to redeem its BREIT OP units for shares in the Company or cash, at their election. During November 2025, BREIT OP's limited partnership agreement was amended such that the Special Limited Partner no longer has the election to redeem its units for either Class I shares in the Company or cash. Instead, the Special Limited Partner will have a right to redeem their units in a manner similar to the ability of the Company's stockholders to have their shares repurchased under the Company's share repurchase plan. At such time of the BREIT OP limited partnership agreement amendment, the units held by the Special Limited Partner were converted from Redeemable Non-controlling Interests in mezzanine equity into Non-controlling Interests Attributable to BREIT OP Unitholders on the Company's Consolidated Balance Sheets.

The following table details the Redeemable Non-controlling Interests activity related to the Special Limited Partner for the years ended December 31, 2025 and 2024 ($ in thousands):

	Year Ended December 31,	
	2025	2024
Balance at the beginning of the period	$ 15,688	$ 351
Settlement of prior quarter(s) performance participation allocation	134,787	15,370
GAAP income allocation	(4,506)	(241)
Distributions	(713)	(62)
Fair value allocation	10,928	270
Conversion of redeemable non-controlling interest to non-controlling interest	(156,184)	—
Ending balance	$ —	$ 15,688

In addition to the Special Limited Partner's interest noted above, certain of the Company's consolidated subsidiaries also have redeemable non-controlling interests in such consolidated subsidiaries. As of December 31, 2025 and 2024, $141.1 million and $158.0 million, respectively, related to such consolidated subsidiaries was included in Redeemable Non-controlling Interests on the Company's Consolidated Balance Sheets.

The redeemable non-controlling interests are recorded at the greater of (i) their carrying amount, adjusted for their share of the allocation of GAAP net income (loss) and distributions, or (ii) their redemption value, which is equivalent to the fair value of such interests at the end of each measurement period. Accordingly, the Company recorded an allocation adjustment between Additional Paid-in Capital and Redeemable Non-controlling Interests of $16.3 million, $30.8 million and $4.2 million during the years ended December 31, 2025, 2024, and 2023 respectively, to reflect the greater of their carrying value, adjusted for their share of the allocation of GAAP net income (loss) and distributions, or their redemption value.

Non-controlling Interests - BREIT OP unitholders

For the years ended December 31, 2025 and 2024, the Company issued 48.5 million and 51.2 million units, respectively, of Class B Units to the Adviser as payment for management fees. See Note 10 for additional details. As of December 31, 2025 and 2024, there were 223.4 million and 167.3 million Class B Units outstanding, respectively. Class B Units are recorded as a component of Non-controlling Interests Attributable to BREIT OP on the Company's Consolidated Balance Sheets.

The Company did not issue any Class I Units as consideration for acquisitions of real estate during the years ended December 31, 2025 and 2024.

15. Leases

Lessor

The Company's rental revenue primarily consists of rent earned from operating leases at the Company's rental housing, industrial, data centers, net lease, office, hospitality, retail and self storage properties. Leases at the Company's industrial, data centers, office and retail properties generally include a fixed base rent, and certain leases also contain a variable rent component. The variable component of the Company's operating leases at its industrial, data centers, office and retail properties primarily consist of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs. Rental revenue earned from leases at the Company's rental housing properties primarily consist of a fixed base rent, and certain leases contain a variable component that allows for the pass-through of certain operating expenses such as utilities. Rental revenue earned from leases at the Company's self storage properties primarily consist of a fixed base rent only.

Rental revenue from leases at the Company's net lease properties consists of a fixed annual rent that escalates annually throughout the term of the applicable leases, and the tenant is generally responsible for all property-related expenses, including taxes, insurance, and maintenance. The Company's net lease properties are leased to a single tenant. The Company assessed the lease classification of the net lease properties and determined the leases were each operating leases. The Company's assessment included the consideration of the present value of the applicable lease payments over the lease terms and the residual value of the leased assets.

Leases at the Company's industrial, data centers, net lease, office and retail properties are generally longer term (greater than 12 months in length), and may contain extension and termination options at the lessee's election. Often, these leases have annual escalations that are tied to the consumer price index. Leases at the Company's rental housing and self storage properties are short term, generally not greater than 12 months in length.

The following table details the components of operating lease income from leases in which the Company is the lessor ($ in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Fixed lease payments	$ 6,529,088	$ 7,018,431	$ 7,307,874
Variable lease payments	545,621	585,715	508,366
Rental revenue	$ 7,074,709	$ 7,604,146	$ 7,816,240

The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial, data centers, net lease, retail, and office properties as of December 31, 2025 ($ in thousands). Leases at the Company's rental housing and self storage properties are short term, generally 12 months or less, and are therefore not included.

Year	Future Minimum Rents
2026	$ 1,708,787
2027	1,612,747
2028	1,442,615
2029	1,259,306
2030	1,079,583
Thereafter	14,437,503
Total	$ 21,540,541

Lessee

Certain of the Company's investments in real estate are subject to ground leases. The Company's ground leases are classified as either operating leases or financing leases based on the characteristics of each lease. As of December 31, 2025, the Company had 89 ground leases classified as operating and three ground leases classified as financing. Each of the Company's ground leases was acquired as part of the acquisition of real estate, and no incremental costs were incurred for such ground leases. The Company's ground leases are non-cancelable and certain operating leases contain renewal options.

The following table details the future lease payments due under the Company's ground leases as of December 31, 2025 ($ in thousands):

	Operating Leases		Financing Leases	
2026	$	36,101	$	4,507
2027		36,454		4,633
2028		36,739		4,763
2029		36,861		4,896
2030		37,037		5,033
Thereafter		2,034,887		549,465
Total undiscounted future lease payments		2,218,079		573,297
Difference between undiscounted cash flows and discounted cash flows		(1,611,777)		(492,614)
Total lease liability	$	606,302	$	80,683

The Company utilized its incremental borrowing rate at the time of entering such leases, which was between 5% and 7%, to determine its lease liabilities. As of December 31, 2025, the weighted average remaining lease term of the Company's operating leases and financing leases were 58 years and 75 years, respectively.

Payments under the Company's ground leases primarily contain fixed payment components that may include periodic increases based on an index or periodic fixed percentage escalations. Three of the Company's ground leases contain a variable component based on a percentage of revenue.

The following table details the fixed and variable components of the Company's operating leases ($ in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Fixed ground rent expense	$	17,947	$	18,551	$	19,021
Variable ground rent expense		38,543		34,153		23,056
Total cash portion of ground rent expense		56,490		52,704		42,077
Straight-line ground rent expense		13,592		16,241		17,903
Total operating lease costs	$	70,082	$	68,945	$	59,980

The following table details the fixed and variable components of the Company's financing leases ($ in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Interest on lease liabilities	$	4,389	$	4,294	$	4,150
Amortization of right-of-use assets		1,190		1,211		1,249
Total financing lease costs	$	5,579	$	5,505	$	5,399

16. Segment Reporting

The Company operates in nine reportable segments: Rental Housing, Industrial, Net Lease, Office, Hospitality, Retail, Data Centers, Self Storage properties, and Investments in Real Estate Debt. The Company allocates resources and evaluates results based on the performance of each segment individually. The Company believes that GAAP Segment Income (Loss) is the key performance metric that is most consistent with the amounts included in its consolidated financial statements and captures the unique operating characteristics of each segment to enable its chief operating decision maker to assess performance and allocate resources. The Company's chief operating decision maker is a group consisting of its Chief Executive Officer and Chief Operating Officer.

The following table details the total assets by segment ($ in thousands):

	December 31, 2025	December 31, 2024
Rental Housing	$ 52,515,012	$ 58,567,894
Industrial	15,895,162	17,771,159
Net Lease	7,983,266	8,029,195
Office	2,771,839	2,759,646
Hospitality	2,409,014	2,696,612
Retail	1,960,373	2,119,705
Data Centers	1,827,636	2,442,748
Self Storage	691,931	714,617
Investments in Real Estate Debt and Real Estate Loans Held by Consolidated Securitization Vehicles, at Fair Value	11,039,213	18,801,660
Other (Corporate)	1,510,062	2,335,005
Total assets	$ 98,603,508	$ 116,238,241

The following table details the financial results by segment for the year ended December 31, 2025 ($ in thousands):

	Rental Housing	Industrial	Net Lease	Office	Hospitality	Retail	Data Centers	Self Storage	Investments in Real Estate Debt[(1)]	Total
Revenues:										
Rental revenue	$ 4,677,108	$1,295,867	$ 601,538	$170,109	$ —	$202,651	$ 55,998	$ 71,438	$ —	$ 7,074,709
Hospitality revenue	—	—	—	—	514,121	—	—	—	—	514,121
Other revenue	332,845	17,503	1,042	11,030	1,237	4,535	17	5,233	—	373,442
Total revenues	5,009,953	1,313,370	602,580	181,139	515,358	207,186	56,015	76,671	—	7,962,272
Expenses:										
Rental property operating	2,677,077	457,873	3,660	60,689	—	79,827	11,924	35,027	—	3,326,077
Hospitality operating	—	—	—	—	366,014	—	—	—	—	366,014
Total expenses	2,677,077	457,873	3,660	60,689	366,014	79,827	11,924	35,027	—	3,692,091
(Loss) Income from unconsolidated entities	(34,266)	123,965	(456)	22,606	(10,478)	(4,301)	(965,725)	—	—	(868,655)
Income from investments in real estate debt	—	—	—	—	—	—	—	—	525,462	525,462
Changes in net assets of consolidated securitization vehicles	—	—	—	—	—	—	—	—	107,500	107,500
GAAP segment income	$ 2,298,610	$ 979,462	$ 598,464	$143,056	$ 138,866	$123,058	$(921,634)	$ 41,644	$ 632,962	$ 4,034,488
Depreciation and amortization	$ (2,069,115)	$(646,368)	$ (198,222)	$(85,581)	$ (90,597)	$(77,387)	$ (22,309)	$ (27,066)	$ —	$ (3,216,645)
General and administrative										(69,504)
Management fee										(670,978)
Performance participation allocation										(592,932)
Impairment of investments in real estate										(630,438)
Loss from interest rate derivatives										(872,698)
Net gain on dispositions of real estate										1,587,293
Interest expense, net										(3,055,742)
Loss on extinguishment of debt										(76,847)
Other expense										(83,654)
Net loss										$ (3,647,657)
Net loss attributable to non-controlling interests attributable to consolidated subsidiaries										$ 100,637
Net loss attributable to non-controlling interests in BREIT OP										262,867
Net loss attributable to BREIT stockholders										$ (3,284,153)

(1) Includes real estate loans held by consolidated securitization vehicles, at fair value.

The following table details the financial results by segment for the year ended December 31, 2024 ($ in thousands):

	Rental Housing	Industrial	Net Lease	Office	Hospitality	Retail	Data Centers	Self Storage	Investments in Real Estate Debt[1]	Total
Revenues:										
Rental revenue	$ 5,071,920	$1,421,546	$ 601,538	$168,495	$ —	$ 216,464	$ 52,879	$ 71,304	$ —	$ 7,604,146
Hospitality revenue	—	—	—	—	546,372	—	—	—	—	546,372
Other revenue	337,069	22,074	—	9,809	437	5,317	—	5,810	—	380,516
Total revenues	5,408,989	1,443,620	601,538	178,304	546,809	221,781	52,879	77,114	—	8,531,034
Expenses:										
Rental property operating	2,995,730	474,650	2,873	59,189	—	93,712	9,764	34,617	—	3,670,535
Hospitality operating	—	—	—	—	385,515	—	—	—	—	385,515
Total expenses	2,995,730	474,650	2,873	59,189	385,515	93,712	9,764	34,617	—	4,056,050
Income (loss) from unconsolidated entities	71,934	(187,970)	(916)	20,523	(7,432)	(3,554)	24,834	—	—	(82,581)
Income from investments in real estate debt	4,631	—	—	—	—	—	—	—	740,264	744,895
Changes in net assets of consolidated securitization vehicles	—	—	—	—	—	—	—	—	201,614	201,614
Income from investments in equity securities[2]	61,482	—	—	—	—	—	—	—	—	61,482
GAAP segment income	$ 2,551,306	$ 781,000	$ 597,749	$139,638	$ 153,862	$ 124,515	$ 67,949	$ 42,497	$ 941,878	$ 5,400,394
Depreciation and amortization	$ (2,315,889)	$(719,104)	$(205,964)	$ (92,300)	$ (89,725)	$ (101,718)	$ (22,169)	$ (26,558)	$ —	$ (3,573,427)
General and administrative										(64,499)
Management fee										(713,643)
Impairment of investments in real estate										(382,174)
Loss from interest rate derivatives										(208,185)
Net gain on dispositions of real estate										2,130,204
Interest expense, net										(3,335,868)
Loss on extinguishment of debt										(107,736)
Other expense[2]										(124,848)
Net loss										$ (979,782)
Net loss attributable to non-controlling interests attributable to consolidated subsidiaries										$ 33,599
Net loss attributable to non-controlling interests in BREIT OP										55,634
Net loss attributable to BREIT stockholders										$ (890,549)

(1) Includes real estate loans held by consolidated securitization vehicles, at fair value.

(2) Included within Other Expense on the Consolidated Statements of Operations is $58.8 million of net unrealized/realized gain related to equity securities.

The following table details the financial results by segment for the year ended December 31, 2023 ($ in thousands):

	Rental Housing	Industrial	Net Lease	Office	Hospitality	Retail	Data Centers	Self Storage	Investments in Real Estate Debt[1]	Total
Revenues:										
Rental revenue	$ 5,158,551	$1,406,881	$ 601,538	$ 186,758	$ —	$ 233,595	$ 51,372	$ 177,545	$ —	$ 7,816,240
Hospitality revenue	—	—	—	—	694,491	—	—	—	—	694,491
Other revenue	364,575	26,596	—	8,186	7,686	4,678	—	11,953	—	423,674
Total revenues	5,523,126	1,433,477	601,538	194,944	702,177	238,273	51,372	189,498	—	8,934,405
Expenses:										
Rental property operating	2,949,041	447,604	2,536	55,045	—	99,035	8,948	89,833	79	3,652,121
Hospitality operating	—	—	—	—	479,493	—	—	—	—	479,493
Total expenses	2,949,041	447,604	2,536	55,045	479,493	99,035	8,948	89,833	79	4,131,614
(Loss) income from unconsolidated entities	(58,325)	2,407	432,528	(2,091)	(6,566)	(1,188)	(246,824)	—	—	119,941
Income from investments in real estate debt	—	—	—	—	—	—	—	—	798,164	798,164
Change in net assets of consolidated securitization vehicles	—	—	—	—	—	—	—	—	191,703	191,703
(Loss) income from investments in equity securities[2]	45,206	7,696	—	—	—	—	—	—	—	52,902
GAAP segment income (loss)	$ 2,560,966	$ 995,976	$1,031,530	$ 137,808	$ 216,118	$ 138,050	$(204,400)	$ 99,665	$ 989,788	$ 5,965,501
Depreciation and amortization	$ (2,417,457)	$(765,296)	$ (207,513)	$ (95,278)	$ (110,516)	$(136,338)	$ (22,094)	$ (56,726)	$ —	$ (3,811,218)
General and administrative										(69,176)
Management fee										(839,237)
Loss from interest rate derivatives										(755,519)
Impairment of investments in real estate										(236,071)
Net gain on dispositions of real estate										1,935,021
Interest expense, net										(3,072,741)
Loss on extinguishment of debt										(40,300)
Other expense[2]										(56,221)
Net loss										$ (979,961)
Net loss attributable to non-controlling interests attributable to consolidated subsidiaries										$ 247,989
Net loss attributable to non-controlling interests in BREIT OP										40,150
Net loss attributable to BREIT stockholders										$ (691,822)

(1) Includes real estate loans held by consolidated securitization vehicles, at fair value.

(2) Included within Other Expense on the Consolidated Statements of Operations is $37.9 million net unrealized/realized loss related to equity securities.

17. Commitments and Contingencies

Litigation

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As of December 31, 2025 and 2024, the Company was not involved in any material legal proceedings.

Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands)

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
Rental Housing Properties:												
Multifamily Properties												
	Atlanta, GA	22	$ 1,360,976	$ 308,339	$ 1,755,563	$ 8,522	$ 51,140	$ 316,861	$ 1,806,703	$ 2,123,564	$ (330,868)	2017-2022
	Austin, TX	6	262,241	41,439	371,874	1,784	4,509	43,223	376,383	419,606	(58,731)	2021-2022
	Beaumont, TX	1	17,524	4,476	42,124	59	332	4,535	42,456	46,991	(5,152)	2022
	Birmingham, AL	1	35,915	6,924	75,152	146	286	7,070	75,438	82,508	(11,384)	2022
	Boston, MA	3	414,719	114,155	484,944	212	5,137	114,367	490,081	604,448	(66,320)	2021-2022
	Boulder, CO	1	51,816	11,045	98,486	388	3,242	11,433	101,728	113,161	(13,893)	2022
	Charleston, SC	1	32,111	6,349	47,763	318	332	6,667	48,095	54,762	(6,664)	2022
	Charlotte, NC	10	475,730	103,739	625,406	3,851	10,257	107,590	635,663	743,253	(123,367)	2019-2021
	Chicago, IL	2	102,690	18,924	100,248	1,055	4,044	19,979	104,292	124,271	(23,142)	2017-2022
	Dallas, TX	18	1,081,932	234,593	1,498,677	7,512	34,034	242,105	1,532,711	1,774,816	(242,617)	2020-2022
	Denver, CO	10	589,230	115,484	830,578	7,437	25,139	122,921	855,717	978,638	(161,929)	2017-2022
	Durham, NC	2	73,154	20,813	92,463	354	1,146	21,167	93,609	114,776	(22,255)	2020
	Greenville, SC	2	60,800	13,203	67,595	433	1,622	13,636	69,217	82,853	(11,527)	2021
	Houston, TX	5	128,411	46,044	255,055	1,139	3,764	47,183	258,819	306,002	(36,369)	2021-2022
	Jacksonville, FL	14	658,332	132,402	931,805	4,008	20,091	136,410	951,896	1,088,306	(169,726)	2017-2022
	Lakeland, FL	2	107,554	19,475	123,546	492	2,853	19,967	126,399	146,366	(23,081)	2019-2022
	Las Vegas, NV	21	1,175,133	258,884	1,408,418	7,236	20,126	266,120	1,428,544	1,694,664	(338,339)	2017-2022
	Los Angeles, CA	1	49,166	10,795	44,758	131	325	10,926	45,083	56,009	(11,026)	2019
	Louisville, KY	3	48,846	8,597	80,773	1,020	1,094	9,617	81,867	91,484	(14,771)	2018-2022
	Miami, FL	8	625,985	142,897	654,426	3,706	9,221	146,603	663,647	810,250	(135,529)	2017-2021
	Minneapolis, MN	1	62,178	9,466	62,198	138	1,232	9,604	63,430	73,034	(8,400)	2022
	Modesto, CA	2	79,454	5,006	68,782	620	2,559	5,626	71,341	76,967	(20,654)	2017-2018
	Naples, FL	1	63,520	14,247	106,199	173	868	14,420	107,067	121,487	(13,145)	2022
	Nashville, TN	5	188,152	33,320	313,755	823	3,064	34,143	316,819	350,962	(42,279)	2021-2022
	New York, NY	1	550,000	203,518	609,621	89	13,150	203,607	622,771	826,378	(73,782)	2022
	North Port, FL	3	134,410	28,937	280,072	259	1,783	29,196	281,855	311,051	(38,050)	2021-2022
	Olympia, WA	2	90,523	20,455	84,588	1,436	6,653	21,891	91,241	113,132	(31,830)	2017-2018
	Orlando, FL	14	827,060	173,923	1,103,389	11,583	17,448	185,506	1,120,837	1,306,343	(209,030)	2019-2022
	Panama City, FL	1	53,473	8,090	78,225	253	362	8,343	78,587	86,930	(10,005)	2022
	Philadelphia, PA	1	19,180	4,685	22,635	67	3,124	4,752	25,759	30,511	(3,627)	2022
	Phoenix, AZ	16	951,838	224,277	1,186,323	4,869	26,283	229,146	1,212,606	1,441,752	(234,831)	2017-2022
	Pittsburgh, PA	1	28,800	6,655	58,177	191	800	6,846	58,977	65,823	(7,480)	2022
	Portland, OR	7	278,371	83,713	383,331	1,228	8,650	84,941	391,981	476,922	(85,236)	2017-2022
	Raleigh, NC	9	452,256	74,447	587,437	2,471	8,882	76,918	596,319	673,237	(113,740)	2019-2022
	Richmond, VA	1	27,671	9,632	66,104	76	182	9,708	66,286	75,994	(8,318)	2022
	Riverside, CA	5	314,438	52,051	396,110	1,769	12,854	53,820	408,964	462,784	(97,072)	2019-2021
	Sacramento, CA	2	143,274	22,383	153,733	1,061	6,807	23,444	160,540	183,984	(47,829)	2018-2019
	San Antonio, TX	3	98,627	16,551	120,217	698	2,594	17,249	122,811	140,060	(26,513)	2018-2021
	San Diego, CA	1	66,759	33,055	71,972	210	1,613	33,265	73,585	106,850	(10,369)	2022
	Savannah, GA	1	28,925	5,613	35,434	215	401	5,828	35,835	41,663	(10,075)	2019
	Seattle, WA	4	212,774	48,804	269,877	1,933	8,018	50,737	277,895	328,632	(56,483)	2018-2021

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	Stockton, CA	2	$ 84,188	$ 22,811	$ 116,339	$ 124	$ 157	$ 22,935	$ 116,496	$ 139,431	$ (16,320)	2022
	Tampa, FL	15	819,605	154,433	1,095,756	3,824	12,209	158,257	1,107,965	1,266,222	(174,847)	2019-2022
	Urban Honolulu, HI	1	—	95,193	550,923	3,601	19,219	98,794	570,142	668,936	(116,119)	2021
	Virginia Beach, VA	1	38,850	10,115	64,932	111	308	10,226	65,240	75,466	(8,436)	2022
	Washington, DC	1	25,850	10,841	37,123	164	1,379	11,005	38,502	49,507	(4,905)	2022
Manufactured Housing												
	Arcadia, FL	1	28,293	30,745	6,947	1,012	2,631	31,757	9,578	41,335	(6,264)	2020
	Atlanta, GA	1	18,827	13,057	1,496	727	1,265	13,784	2,761	16,545	(4,643)	2020
	Cape Coral, FL	1	—	9,036	1,044	242	3,148	9,278	4,192	13,470	(1,885)	2020
	Clewiston, FL	2	21,683	38,593	—	622	423	39,215	423	39,638	(6,139)	2020
	Lakeland, FL	2	12,108	30,698	754	1,196	1,133	31,894	1,887	33,781	(5,133)	2019-2020
	Miami, FL	3	83,010	132,039	2,032	1,709	3,410	133,748	5,442	139,190	(14,460)	2020-2021
	Naples, FL	1	—	3,664	383	220	2,630	3,884	3,013	6,897	(1,239)	2019
	Orlando, FL	7	61,607	175,058	9,841	6,099	15,206	181,157	25,047	206,204	(23,207)	2018-2020
	Palm Bay, FL	2	19,553	32,460	1,159	210	90	32,670	1,249	33,919	(3,973)	2020
	Phoenix, AZ	10	117,016	156,454	5,457	1,372	12,131	157,826	17,588	175,414	(31,095)	2018-2021
	Prescott Valley, AZ	2	10,768	10,329	785	527	151	10,856	936	11,792	(3,348)	2018-2020
	Sebastian, FL	1	12,882	19,117	983	819	1,129	19,936	2,112	22,048	(3,573)	2020
	Tampa, FL	6	44,220	84,650	4,077	610	3,050	85,260	7,127	92,387	(12,062)	2019-2020
	The Villages, FL	1	5,524	3,780	4,427	226	1,439	4,006	5,866	9,872	(2,987)	2020
	Tucson, AZ	1	8,141	12,620	1,838	261	1,339	12,881	3,177	16,058	(2,243)	2020
Student Housing												
	Akron, OH	1	31,326	6,047	41,398	—	565	6,047	41,963	48,010	(3,409)	2022
	Albuquerque, NM	2	91,231	3,982	104,201	—	2,558	3,982	106,759	110,741	(13,671)	2022
	Ann Arbor, MI	3	132,234	22,186	168,159	—	8,760	22,186	176,919	199,105	(18,786)	2022
	Athens, GA	4	95,868	21,117	134,291	263	6,100	21,380	140,391	161,771	(37,038)	2018-2022
	Atlanta, GA	4	305,864	42,495	397,121	155	8,385	42,650	405,506	448,156	(49,709)	2021-2022
	Auburn, AL	3	155,603	23,107	217,562	197	3,744	23,304	221,306	244,610	(25,596)	2021-2022
	Austin, TX	13	435,655	186,835	829,937	14	35,250	186,849	865,187	1,052,036	(81,947)	2022
	Baton Rouge, LA	1	53,109	10,134	60,790	247	473	10,381	61,263	71,644	(9,031)	2022
	Binghamton, NY	1	128,660	23,571	145,350	—	4,037	23,571	149,387	172,958	(14,597)	2022
	Boone, NC	1	49,768	4,599	73,835	56	326	4,655	74,161	78,816	(11,125)	2021
	Boston, MA	3	215,218	14,260	244,236	—	49,710	14,260	293,946	308,206	(24,248)	2022
	Boulder, CO	4	128,646	39,263	208,584	—	4,047	39,263	212,631	251,894	(19,919)	2022
	Buffalo, NY	3	126,418	48,804	175,936	114	2,486	48,918	178,422	227,340	(25,640)	2021-2022
	Carbondale, IL	1	—	3,100	—	—	—	3,100	—	3,100	—	2022
	Champaign, IL	3	55,914	5,274	89,562	—	7,580	5,274	97,142	102,416	(9,942)	2022
	Charlotte, NC	2	80,710	16,386	73,347	—	7,818	16,386	81,165	97,551	(9,017)	2022
	College Station, TX	5	307,227	76,636	279,366	—	7,290	76,636	286,656	363,292	(27,831)	2022
	Columbia, MO	1	73,919	5,353	99,275	—	7,035	5,353	106,310	111,663	(9,807)	2022
	Columbia, SC	1	34,235	11,100	68,885	153	538	11,253	69,423	80,676	(9,416)	2022
	Columbus, OH	1	—	—	244	—	—	—	244	244	—	2022
	Dallas, TX	6	155,807	47,050	157,942	—	3,601	47,050	161,543	208,593	(15,824)	2022
	Eugene, OR	5	209,548	23,475	291,718	9	3,925	23,484	295,643	319,127	(27,570)	2022

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	Flagstaff, AZ	5	$ 326,248	$ 8,781	$ 416,087	$ —	$ 13,843	$ 8,781	$ 429,930	$ 438,711	$ (43,859)	2022
	Fort Collins, CO	3	135,648	11,297	181,443	189	1,891	11,486	183,334	194,820	(21,917)	2021-2022
	Gainesville, FL	3	96,926	21,090	145,160	—	7,505	21,090	152,665	173,755	(14,145)	2022
	Greenville, SC	1	60,172	855	62,130	—	461	855	62,591	63,446	(5,615)	2022
	Houston, TX	4	61,893	5,883	42,346	—	3,719	5,883	46,065	51,948	(9,989)	2022
	Indianapolis, IN	2	92,445	577	150,355	—	1,685	577	152,040	152,617	(13,599)	2022
	Knoxville, TN	2	113,599	22,684	133,742	107	5,409	22,791	139,151	161,942	(21,662)	2021-2022
	Lafayette, IN	2	117,923	10,056	141,258	—	16,052	10,056	157,310	167,366	(13,762)	2022
	Lansing, MI	1	87,510	12,317	79,443	—	3,412	12,317	82,855	95,172	(8,491)	2022
	Lexington, KY	3	155,902	32,621	123,940	—	2,429	32,621	126,369	158,990	(12,521)	2022
	Los Angeles, CA	1	41,316	783	118,187	—	1,132	783	119,319	120,102	(10,803)	2022
	Louisville, KY	3	48,854	16,883	72,434	—	4,935	16,883	77,369	94,252	(7,544)	2022
	Lubbock, TX	7	222,729	57,660	337,160	—	6,278	57,660	343,438	401,098	(33,954)	2022
	Madison, WI	1	95,901	7,410	163,875	—	422	7,410	164,297	171,707	(14,199)	2022
	Mankato, MN	1	39,692	7,286	52,185	—	1,020	7,286	53,205	60,491	(5,246)	2022
	Minneapolis, MN	2	39,287	16,079	49,389	—	2,021	16,079	51,410	67,489	(7,390)	2022
	Morgantown, WV	1	35,307	3,134	20,684	—	950	3,134	21,634	24,768	(2,844)	2022
	Nashville, TN	1	—	11,700	614	—	16	11,700	630	12,330	—	2022
	Oklahoma City, OK	1	77,603	11,400	93,765	—	750	11,400	94,515	105,915	(8,358)	2022
	Orlando, FL	6	750,317	108,132	1,145,028	—	64,250	108,132	1,209,278	1,317,410	(114,406)	2021-2022
	Oxford, MS	1	22,840	6,779	16,658	—	1,349	6,779	18,007	24,786	(2,412)	2022
	Philadelphia, PA	4	324,022	583	618,426	—	9,155	583	627,581	628,164	(75,879)	2022
	Phoenix, AZ	13	484,278	33,922	1,009,244	—	260,835	33,922	1,270,079	1,304,001	(97,326)	2022-2024
	Portland, OR	1	31,089	93	94,652	—	1,293	93	95,945	96,038	(8,453)	2022
	Pullman, WA	1	51,264	20,172	27,016	768	232	20,940	27,248	48,188	(13,125)	2021
	Reno, NV	1	57,847	6,265	75,388	59	701	6,324	76,089	82,413	(11,441)	2021
	Richmond, VA	6	216,564	14,745	242,058	130	4,068	14,875	246,126	261,001	(22,089)	2022
	Rochester, NY	2	145,360	42,444	155,229	—	5,036	42,444	160,265	202,709	(18,915)	2022
	San Antonio, TX	2	98,910	21,357	82,319	—	1,574	21,357	83,893	105,250	(8,671)	2022
	San Diego, CA	2	101,268	39,901	131,211	201	5,294	40,102	136,505	176,607	(14,537)	2022
	San Francisco, CA	2	288,218	1,812	319,781	—	175,228	1,812	495,009	496,821	(34,439)	2022
	Seattle, WA	4	147,052	22,192	238,230	—	1,630	22,192	239,860	262,052	(20,332)	2022
	Syracuse, NY	2	32,407	1,693	59,712	—	869	1,693	60,581	62,274	(5,878)	2022
	Tallahassee, FL	6	463,816	74,759	506,945	53	8,046	74,812	514,991	589,803	(56,248)	2021-2022
	Tampa, FL	2	88,033	11,646	149,608	—	7,476	11,646	157,084	168,730	(15,685)	2022
	Toledo, OH	1	21,924	4,045	14,651	—	1,354	4,045	16,005	20,050	(2,325)	2022
	Trenton, NJ	1	66,019	3,915	74,726	—	839	3,915	75,565	79,480	(9,010)	2022
	Tucson, AZ	3	167,049	10,623	294,852	47	2,237	10,670	297,089	307,759	(30,613)	2022
	Tuscaloosa, AL	1	68,989	23,371	75,791	128	5,537	23,499	81,328	104,827	(12,767)	2022
	Waco, TX	2	30,419	6,387	68,585	—	8,982	6,387	77,567	83,954	(7,226)	2022
Single Family Rental												
	Albuquerque, NM	10	680	711	2,515	18	77	729	2,592	3,321	(285)	2022
	Athens, GA	7	1,755	430	1,954	9	81	439	2,035	2,474	(255)	2021-2022
	Atlanta, GA	2,393	1,007,250	185,207	806,801	6,839	56,170	192,046	862,971	1,055,017	(132,052)	2014-2023

| Description | Location | Number of Properties | Encumbrances [2] | Initial Cost | | Costs Capitalized Subsequent to Acquisition | | Gross Amounts at which Carried at the Close of Period[1] | | | Accumulated Depreciation[3] | Year Acquired |
				Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total		
	Augusta, GA	4	$ 550	$ 177	$ 824	$ 8	$ 72	$ 185	$ 896	$ 1,081	$ (115)	2021-2022
	Austin, TX	57	13,582	4,652	19,229	287	1,073	4,939	20,302	25,241	(3,320)	2015-2022
	Baltimore, MD	212	42,101	22,844	50,774	544	4,072	23,388	54,846	78,234	(8,589)	2015-2022
	Bellingham, WA	1	221	109	223	6	4	115	227	342	(41)	2015
	Boulder, CO	9	4,275	1,542	5,429	36	137	1,578	5,566	7,144	(880)	2015-2020
	Bremerton, WA	114	37,069	17,766	41,798	401	1,536	18,167	43,334	61,501	(6,134)	2018-2022
	Cape Coral, FL	55	11,854	3,624	12,559	298	1,016	3,922	13,575	17,497	(1,865)	2014-2023
	Charlotte, NC	412	120,906	38,185	148,037	1,168	6,641	39,353	154,678	194,031	(23,304)	2015-2023
	Chicago, IL	636	153,683	50,272	170,223	3,029	13,604	53,301	183,827	237,128	(29,855)	2012-2023
	Colorado Springs, CO	845	253,577	81,503	319,851	2,239	15,768	83,742	335,619	419,361	(48,598)	2014-2023
	Columbia, SC	136	21,359	6,150	29,976	207	2,205	6,357	32,181	38,538	(4,779)	2017-2023
	Dallas, TX	1,228	306,841	105,715	395,199	8,564	23,107	114,279	418,306	532,585	(67,336)	2013-2023
	Deltona, FL	1	310	93	305	3	15	96	320	416	(35)	2022
	Denver, CO	789	314,297	112,856	375,203	2,857	12,929	115,713	388,132	503,845	(57,878)	2013-2023
	Durham, NC	9	2,458	724	2,898	11	22	735	2,920	3,655	(378)	2016-2022
	Fort Collins, CO	93	34,986	8,618	41,751	371	1,550	8,989	43,301	52,290	(6,639)	2013-2022
	Gainesville, GA	2	805	193	962	3	62	196	1,024	1,220	(173)	2015-2018
	Greeley, CO	136	47,138	14,056	56,362	270	2,063	14,326	58,425	72,751	(8,575)	2013-2023
	Greensboro, NC	40	11,732	3,495	15,802	138	882	3,633	16,684	20,317	(2,767)	2015-2022
	Greenville, SC	13	2,744	716	3,450	37	188	753	3,638	4,391	(491)	2021-2022
	Houston, TX	187	38,510	9,913	46,181	1,113	3,736	11,026	49,917	60,943	(8,435)	2013-2022
	Indianapolis, IN	85	20,260	6,039	24,315	280	1,990	6,319	26,305	32,624	(4,431)	2015-2022
	Jacksonville, FL	147	40,979	14,156	49,493	621	2,212	14,777	51,705	66,482	(8,510)	2014-2022
	Kansas City, MO	240	62,745	19,135	81,226	1,053	6,249	20,188	87,475	107,663	(14,215)	2015-2022
	Lakeland, FL	1	168	45	171	4	42	49	213	262	(31)	2021
	Las Vegas, NV	201	61,972	25,405	65,934	422	1,364	25,827	67,298	93,125	(8,300)	2021-2023
	Los Angeles, CA	57	22,788	9,615	26,840	243	866	9,858	27,706	37,564	(4,136)	2015-2022
	Louisville, KY	1	175	73	141	6	16	79	157	236	(6)	2022
	Miami, FL	65	21,753	7,085	22,751	357	1,418	7,442	24,169	31,611	(4,079)	2014-2023
	Minneapolis, MN	877	238,294	92,894	278,191	3,336	21,803	96,230	299,994	396,224	(45,513)	2015-2022
	Modesto, CA	5	1,743	807	1,540	10	34	817	1,574	2,391	(113)	2015-2019
	Mount Vernon, WA	4	1,520	806	1,120	8	7	814	1,127	1,941	(131)	2015-2016
	Myrtle Beach, SC	2	398	94	458	2	5	96	463	559	(50)	2022
	Naples, FL	7	2,689	766	2,729	69	36	835	2,765	3,600	(477)	2014-2016
	Nashville, TN	136	39,061	12,328	45,210	397	2,282	12,725	47,492	60,217	(7,064)	2017-2023
	North Port, FL	177	49,587	15,722	57,646	1,369	4,140	17,091	61,786	78,877	(10,431)	2014-2022
	Ogden, UT	56	18,199	6,905	20,946	145	884	7,050	21,830	28,880	(2,959)	2017-2023
	Oklahoma City, OK	19	3,840	947	4,553	61	170	1,008	4,723	5,731	(628)	2014-2022
	Olympia, WA	84	28,774	13,050	33,401	312	1,294	13,362	34,695	48,057	(5,197)	2015-2022
	Orlando, FL	521	142,383	47,065	170,313	3,454	11,580	50,519	181,893	232,412	(29,551)	2014-2023
	Oxnard, CA	1	369	221	548	14	18	235	566	801	(7)	2015
	Palm Bay, FL	25	5,483	1,931	6,447	72	463	2,003	6,910	8,913	(996)	2016-2022
	Philadelphia, PA	140	31,965	14,872	42,639	646	3,945	15,518	46,584	62,102	(7,913)	2016-2022
	Phoenix, AZ	510	129,246	67,718	139,256	1,462	5,499	69,180	144,755	213,935	(18,858)	2020-2023

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	Pittsburgh, PA	51	$ 11,670	$ 4,184	$ 14,018	$ 100	$ 979	$ 4,284	$ 14,997	$ 19,281	$ (1,405)	2016-2021
	Port St. Lucie, FL	1	155	48	156	11	17	59	173	232	(23)	2022
	Portland, OR	286	109,951	58,946	111,402	909	3,956	59,855	115,358	175,213	(18,524)	2015-2023
	Provo, UT	9	3,417	1,284	3,346	26	121	1,310	3,467	4,777	(508)	2018-2023
	Punta Gorda, FL	5	1,323	424	1,323	46	157	470	1,480	1,950	(298)	2015-2018
	Raleigh, NC	81	21,684	6,586	25,997	174	1,121	6,760	27,118	33,878	(4,078)	2015-2023
	Richmond, VA	90	19,689	6,451	23,493	179	1,196	6,630	24,689	31,319	(3,680)	2015-2022
	Riverside, CA	215	80,954	32,105	98,543	1,223	4,397	33,328	102,940	136,268	(16,228)	2014-2023
	Sacramento, CA	69	30,677	11,728	33,284	333	893	12,061	34,177	46,238	(5,282)	2015-2022
	Salt Lake City, UT	53	18,120	6,984	20,093	189	880	7,173	20,973	28,146	(2,840)	2016-2023
	San Antonio, TX	118	23,101	6,912	31,276	443	2,400	7,355	33,676	41,031	(5,507)	2014-2023
	San Diego, CA	7	3,351	2,102	5,393	21	38	2,123	5,431	7,554	(875)	2015-2018
	Sanford, NC	3	178	170	702	4	28	174	730	904	(97)	2021-2022
	Seattle, WA	687	262,503	135,520	270,279	2,387	10,167	137,907	280,446	418,353	(42,052)	2014-2023
	St. Louis, MO	131	27,421	8,777	35,577	512	2,985	9,289	38,562	47,851	(5,957)	2016-2023
	Stockton, CA	8	2,579	1,581	2,710	34	101	1,615	2,811	4,426	(252)	2016-2021
	Tampa, FL	742	195,730	76,835	232,819	5,167	16,175	82,002	248,994	330,996	(39,864)	2014-2023
	Tulsa, OK	38	7,593	1,810	9,468	199	622	2,009	10,090	12,099	(1,396)	2014-2022
	Washington, DC	225	60,698	28,959	67,499	672	4,352	29,631	71,851	101,482	(11,516)	2015-2023
	Winston, NC	24	5,722	1,535	6,852	73	409	1,608	7,261	8,869	(1,134)	2015-2022
Senior Housing												
	Quebec, Canada	4	92,580	7,503	156,726	—	14,196	7,503	170,922	178,425	(14,911)	2021
Affordable Housing[4]												
	Albuquerque, NM	2	29,980	17,424	24,430	238	1,636	17,662	26,066	43,728	(4,374)	2021
	Ann Arbor, MI	2	20,525	4,705	21,171	290	539	4,995	21,710	26,705	(3,744)	2021
	Atlanta, GA	3	34,670	26,259	62,254	128	6,538	26,387	68,792	95,179	(11,880)	2021
	Austin, TX	8	171,842	34,713	153,151	514	73,739	35,227	226,890	262,117	(24,687)	2021
	Bakersfield, CA	2	5,922	6,460	4,260	—	636	6,460	4,896	11,356	(815)	2021
	Baltimore, MD	5	26,703	40,041	44,475	161	2,112	40,202	46,587	86,789	(7,693)	2021
	Beaumont, TX	3	4,489	4,065	18,628	276	601	4,341	19,229	23,570	(3,149)	2021
	Boston, MA	2	8,910	8,334	12,735	4	376	8,338	13,111	21,449	(4,017)	2021
	Boulder, CO	3	70,025	16,410	80,829	367	1,180	16,777	82,009	98,786	(12,715)	2021
	Brownsville, TN	1	—	2,750	—	—	—	2,750	—	2,750	—	2021
	Canton, OH	2	7,307	1,940	13,260	10	458	1,950	13,718	15,668	(2,104)	2021
	Cape Coral, FL	2	60,775	14,232	96,599	141	3,638	14,373	100,237	114,610	(15,253)	2021
	Charlotte, NC	5	39,047	23,771	36,046	371	1,434	24,142	37,480	61,622	(6,323)	2021
	Charlottesville, VA	1	80	5,940	21,640	—	1,446	5,940	23,086	29,026	(3,607)	2021
	Chicago, IL	3	8,525	3,834	12,518	307	1,187	4,141	13,705	17,846	(2,274)	2021
	Cincinnati, OH	6	117,270	14,372	99,368	482	40,107	14,854	139,475	154,329	(14,919)	2021
	Cleveland, OH	1	17,167	3,460	20,280	40	646	3,500	20,926	24,426	(3,220)	2021
	College Station, TX	1	6,439	3,160	12,540	119	163	3,279	12,703	15,982	(1,993)	2021
	Columbus, OH	2	16,690	6,440	40,980	196	2,143	6,636	43,123	49,759	(6,668)	2021
	Crestview, FL	1	11,281	3,740	9,750	167	739	3,907	10,489	14,396	(1,744)	2021

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[1]			Accumulated Depreciation[3]	Year Acquired
				Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total		
	Dallas, TX	27	$ 383,361	$ 126,032	$ 373,959	$ 2,660	$ 100,454	$ 128,692	$ 474,413	$ 603,105	$ (61,029)	2021
	Deltona, FL	2	43,235	13,392	60,244	156	1,987	13,548	62,231	75,779	(9,221)	2021
	Denver, CO	9	225,628	62,721	354,774	1,194	7,979	63,915	362,753	426,668	(56,265)	2021
	Detroit, MI	3	7,528	2,979	13,806	54	1,062	3,033	14,868	17,901	(2,452)	2021
	Douglas, GA	1	—	810	1,290	15	49	825	1,339	2,164	(217)	2021
	Duluth, MN	2	5,231	500	11,820	14	277	514	12,097	12,611	(1,842)	2021
	Durham, NC	1	4,066	2,320	9,380	5	451	2,325	9,831	12,156	(1,525)	2021
	El Centro, CA	2	6,366	6,260	4,200	1	616	6,261	4,816	11,077	(823)	2021
	Evansville, IN	1	2,533	1,280	2,310	33	146	1,313	2,456	3,769	(409)	2021
	Fort Collins, CO	5	93,261	27,370	124,669	689	3,042	28,059	127,711	155,770	(19,896)	2021
	Fresno, CA	4	18,239	12,596	9,556	44	1,278	12,640	10,834	23,474	(2,385)	2021
	Gillette, WY	1	—	1,520	—	—	—	1,520	—	1,520	—	2021
	Grand Rapids, MI	1	3,979	1,250	2,220	9	1,137	1,259	3,357	4,616	(562)	2021
	Greeley, CO	1	6,479	7,560	39,742	—	22	7,560	39,764	47,324	(6,024)	2021
	Greenville, SC	4	23,834	10,348	29,089	260	941	10,608	30,030	40,638	(4,882)	2021
	Hammond, LA	2	409	1,260	3,230	3	452	1,263	3,682	4,945	(591)	2021
	Hanford, CA	1	1,748	2,238	1,023	142	447	2,380	1,470	3,850	(245)	2021
	Hartford, CT	1	3,289	3,200	3,350	—	42	3,200	3,392	6,592	(560)	2021
	Heber, UT	1	22,685	8,450	19,660	59	1,897	8,509	21,557	30,066	(3,260)	2021
	Houston, TX	23	265,422	109,793	359,291	864	19,435	110,657	378,726	489,383	(54,365)	2021
	Indianapolis, IN	1	18,730	2,472	8,139	81	334	2,553	8,473	11,026	(1,505)	2021
	Jackson, MS	1	—	1,580	2,500	3	139	1,583	2,639	4,222	(426)	2021
	Jacksonville, FL	4	117,904	29,558	173,773	281	2,488	29,839	176,261	206,100	(26,628)	2021
	Kansas City, MO	6	72,530	13,382	108,720	1,177	9,259	14,559	117,979	132,538	(18,069)	2021
	Killeen, TX	1	3,288	2,860	4,690	37	433	2,897	5,123	8,020	(831)	2021
	Lakeland, FL	1	676	2,470	5,534	9	99	2,479	5,633	8,112	(914)	2021
	Las Vegas, NV	7	116,484	73,590	239,165	328	1,278	73,918	240,443	314,361	(26,834)	2021
	Lincoln, IL	1	1,100	340	1,080	73	209	413	1,289	1,702	(228)	2021
	Lincoln, NE	1	7,818	3,767	16,894	228	3,640	3,995	20,534	24,529	(3,738)	2021
	Los Angeles, CA	26	285,652	170,441	510,196	1,084	13,516	171,525	523,712	695,237	(61,647)	2021
	Lynchburg, VA	2	3,994	3,193	9,682	5	123	3,198	9,805	13,003	(979)	2021
	Madera, CA	1	3,256	1,750	1,530	—	374	1,750	1,904	3,654	(305)	2021
	McAllen, TX	2	2,022	324	1,223	28	89	352	1,312	1,664	(279)	2021
	Memphis, TN	2	890	483	2,685	33	829	516	3,514	4,030	(539)	2021
	Miami, FL	32	1,166,567	372,153	1,662,211	2,971	25,891	375,124	1,688,102	2,063,226	(250,356)	2021-2022
	Midland, TX	1	—	3,610	6,940	17	521	3,627	7,461	11,088	(1,207)	2021
	Modesto, CA	2	4,503	7,400	18,610	29	218	7,429	18,828	26,257	(2,968)	2021
	Morristown, TN	1	—	290	—	—	—	290	—	290	—	2021
	New Orleans, LA	4	29,834	8,900	10,033	3	823	8,903	10,856	19,759	(5,157)	2021
	New York, NY	1	5,250	2,046	6,705	31	93	2,077	6,798	8,875	(943)	2021
	Ogden, UT	2	9,217	8,930	14,240	199	662	9,129	14,902	24,031	(2,371)	2021
	Omaha, NE	1	14,993	3,970	21,410	92	1,832	4,062	23,242	27,304	(3,835)	2021
	Orlando, FL	1	37,743	5,970	30,585	38	2,946	6,008	33,531	39,539	(4,686)	2021
	Oxnard, CA	3	54,135	30,810	29,339	79	505	30,889	29,844	60,733	(4,960)	2021

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[1]			Accumulated Depreciation[3]	Year Acquired
				Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total		
	Palm Bay, FL	3	$ 67,145	$ 20,385	$ 79,869	$ 228	$ 2,488	$ 20,613	$ 82,357	$ 102,970	$ (12,581)	2021
	Pensacola, FL	1	6,000	3,330	6,590	2	498	3,332	7,088	10,420	(1,138)	2021
	Phoenix, AZ	5	77,015	23,633	114,611	730	5,866	24,363	120,477	144,840	(19,091)	2021
	Pittsburgh, PA	1	5,899	2,632	11,430	16	165	2,648	11,595	14,243	(983)	2021
	Raleigh, NC	1	9,721	2,330	10,850	97	453	2,427	11,303	13,730	(1,788)	2021
	Red Bluff, CA	1	1,227	2,610	1,620	17	215	2,627	1,835	4,462	(318)	2021
	Reno, NV	1	6,244	8,950	15,350	119	115	9,069	15,465	24,534	(2,498)	2021
	Richmond, VA	3	18,049	7,080	38,279	30	174	7,110	38,453	45,563	(3,825)	2021
	Riverside, CA	7	53,682	49,243	47,560	924	3,536	50,167	51,096	101,263	(7,708)	2021
	Sacramento, CA	16	140,905	46,727	311,115	1,613	5,964	48,340	317,079	365,419	(48,475)	2021
	Salinas, CA	4	47,040	22,830	93,729	59	3,481	22,889	97,210	120,099	(14,876)	2021
	Salisbury, MD	1	4,198	4,240	3,860	300	278	4,540	4,138	8,678	(683)	2021
	Salt Lake City, UT	3	68,629	25,727	121,438	76	2,490	25,803	123,928	149,731	(17,555)	2021-2022
	San Antonio, TX	4	23,281	12,430	37,706	125	998	12,555	38,704	51,259	(7,092)	2021
	San Diego, CA	6	105,192	36,467	95,049	272	4,351	36,739	99,400	136,139	(16,253)	2021-2022
	San Francisco, CA	4	68,900	22,836	86,547	266	2,829	23,102	89,376	112,478	(11,915)	2021
	San Jose, CA	8	69,714	30,108	185,033	333	1,732	30,441	186,765	217,206	(25,448)	2021
	San Luis Obispo, CA	4	18,329	11,650	25,910	60	1,187	11,710	27,097	38,807	(4,275)	2021
	Santa Rosa, CA	1	27,400	12,190	55,290	366	1,088	12,556	56,378	68,934	(8,907)	2021
	Seattle, WA	4	92,551	26,130	219,804	356	13,157	26,486	232,961	259,447	(37,142)	2021
	Sebastian, FL	1	14,850	9,680	39,390	119	1,150	9,799	40,540	50,339	(6,417)	2021
	Sherman, TX	1	3,996	2,660	1,570	143	741	2,803	2,311	5,114	(475)	2021
	St. Louis, MO	3	36,598	10,581	55,360	337	6,818	10,918	62,178	73,096	(9,124)	2021
	Sterling, CO	1	3,292	1,940	1,322	—	316	1,940	1,638	3,578	(360)	2021
	Stockton, CA	1	28,007	10,740	44,000	9	1,818	10,749	45,818	56,567	(7,121)	2021
	Tampa, FL	6	160,713	55,733	210,078	668	4,066	56,401	214,144	270,545	(32,247)	2021-2022
	Tyler, TX	2	4,511	6,310	18,010	442	508	6,752	18,518	25,270	(3,009)	2021
	Virginia Beach, VA	2	3,528	9,441	16,009	119	1,232	9,560	17,241	26,801	(2,987)	2021
	Visalia, CA	2	3,668	4,190	2,340	—	442	4,190	2,782	6,972	(464)	2021
	Waco, TX	1	6,383	3,520	13,140	140	197	3,660	13,337	16,997	(2,102)	2021
	Washington, DC	34	693,020	432,229	912,701	2,038	28,902	434,267	941,603	1,375,870	(130,920)	2021
	Yuba City, CA	2	2,960	5,658	1,800	—	1,531	5,658	3,331	8,989	(524)	2021
Total Rental Housing Properties:		14,432	31,746,016	8,837,306	41,947,076	188,875	1,937,247	9,026,181	43,884,323	52,910,504	(6,658,354)	
Industrial Properties:												
Cold Storage Warehouse												
	Atlanta, GA	1	39,067	3,134	30,119	—	2,442	3,134	32,561	35,695	(8,941)	2018
	Austin, TX	1	23,726	3,132	19,010	—	3,248	3,132	22,258	25,390	(6,365)	2018
	Baltimore, MD	1	42,549	5,789	38,820	—	8	5,789	38,828	44,617	(8,687)	2018
	San Francisco, CA	1	56,428	6,785	46,830	—	1,736	6,785	48,566	55,351	(10,240)	2018
	Stockton, CA	2	82,909	16,775	64,183	—	1,516	16,775	65,699	82,474	(14,893)	2018
Industrial												
	Allentown, PA	6	45,998	7,025	56,395	—	2,280	7,025	58,675	65,700	(9,383)	2020-2021
	Atlanta, GA	103	905,714	197,821	827,557	111	69,855	197,932	897,412	1,095,344	(179,319)	2017-2022

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	Austin, TX	2	$ 29,757	$ 15,803	$ 23,622	$ —	$ 6,826	$ 15,803	$ 30,448	$ 46,251	$ (5,452)	2019-2021
	Baltimore, MD	5	117,650	27,965	132,254	—	8,334	27,965	140,588	168,553	(20,342)	2018-2021
	Baton Rouge, LA	1	19,497	5,893	15,035	—	52	5,893	15,087	20,980	(2,154)	2021
	Boston, MA	1	55,083	14,986	56,210	—	3,217	14,986	59,427	74,413	(8,293)	2021
	Charlotte, NC	11	90,612	28,712	88,250	5,225	4,749	33,937	92,999	126,936	(15,997)	2018-2021
	Chicago, IL	110	1,472,974	379,071	1,365,909	—	83,715	379,071	1,449,624	1,828,695	(339,124)	2017-2022
	Cincinnati, OH	25	284,398	51,953	382,289	—	26,479	51,953	408,768	460,721	(109,277)	2019-2021
	Columbus, OH	23	427,981	52,102	425,604	—	34,185	52,102	459,789	511,891	(87,859)	2018-2021
	Dallas, TX	35	760,329	101,337	687,897	3,307	131,471	104,644	819,368	924,012	(154,944)	2017-2021
	Davenport, IA	1	13,813	1,507	10,469	—	4	1,507	10,473	11,980	(1,503)	2021
	Deltona, FL	1	8,441	1,383	8,309	—	173	1,383	8,482	9,865	(1,202)	2021
	Denver, CO	6	141,578	33,897	136,057	—	11,830	33,897	147,887	181,784	(36,916)	2018-2021
	Durham, NC	5	90,076	13,551	82,015	—	3,555	13,551	85,570	99,121	(13,984)	2019-2022
	El Paso, TX	13	163,894	17,263	126,418	—	14,197	17,263	140,615	157,878	(54,173)	2019
	Fond du Lac, WI	1	9,644	954	9,494	—	884	954	10,378	11,332	(2,254)	2021
	Greensboro, NC	46	447,111	66,394	405,127	8,343	46,638	74,737	451,765	526,502	(91,427)	2020-2021
	Greenville, SC	1	4,415	1,165	4,378	—	824	1,165	5,202	6,367	(1,399)	2018
	Harrisburg, PA	12	286,194	31,946	294,971	—	19,706	31,946	314,677	346,623	(106,545)	2017-2019
	Hickory, NC	1	12,767	2,900	18,732	—	125	2,900	18,857	21,757	(4,478)	2021
	Houston, TX	19	214,651	34,275	209,697	—	16,673	34,275	226,370	260,645	(48,179)	2017-2021
	Indianapolis, IN	31	591,742	90,169	561,243	—	23,269	90,169	584,512	674,681	(133,090)	2018-2021
	Jacksonville, FL	2	30,725	3,901	26,716	—	2,202	3,901	28,918	32,819	(6,733)	2017-2018
	Jefferson, GA	1	33,788	4,784	44,062	—	1,024	4,784	45,086	49,870	(5,405)	2021
	Lakeland, FL	4	77,655	10,510	78,508	—	6,536	10,510	85,044	95,554	(24,488)	2019-2021
	Las Vegas, NV	10	309,396	73,042	354,478	—	5,310	73,042	359,788	432,830	(53,659)	2019-2021
	Los Angeles, CA	4	113,184	57,469	90,531	—	5,229	57,469	95,760	153,229	(24,223)	2018-2021
	Louisville, KY	8	94,428	19,693	105,051	—	9,688	19,693	114,739	134,432	(32,191)	2018-2021
	Memphis, TN	16	237,400	38,683	209,427	—	22,316	38,683	231,743	270,426	(47,758)	2018-2021
	Miami, FL	13	164,284	62,810	162,388	—	7,259	62,810	169,647	232,457	(25,015)	2018-2021
	Milwaukee, WI	13	141,398	21,136	135,892	—	7,809	21,136	143,701	164,837	(30,084)	2019-2021
	Minneapolis, MN	56	534,936	125,038	464,006	—	34,011	125,038	498,017	623,055	(121,426)	2019-2021
	Nashville, TN	5	122,943	53,493	81,733	1,724	10,454	55,217	92,187	147,404	(23,382)	2017-2021
	New York, NY	20	379,315	92,675	299,985	1,788	61,249	94,463	361,234	455,697	(50,695)	2018-2021
	Orlando, FL	19	228,447	46,751	214,102	—	14,805	46,751	228,907	275,658	(60,380)	2017-2021
	Oxnard, CA	4	46,043	12,988	28,129	—	1,121	12,988	29,250	42,238	(5,774)	2018-2021
	Philadelphia, PA	12	285,494	73,010	213,109	—	16,530	73,010	229,639	302,649	(38,271)	2018-2021
	Racine, WI	5	94,839	14,284	92,290	—	5,539	14,284	97,829	112,113	(23,320)	2020
	Raleigh, NC	2	25,936	1,664	12,033	—	2,015	1,664	14,048	15,712	(3,206)	2018
	Reading, PA	3	42,834	10,787	66,636	—	3,660	10,787	70,296	81,083	(19,028)	2019
	Reno, NV	19	191,156	39,018	99,130	—	7,671	39,018	106,801	145,819	(38,111)	2019-2021
	Richmond, VA	9	67,626	15,892	78,240	—	13,640	15,892	91,880	107,772	(32,520)	2019
	Riverside, CA	19	427,683	151,842	322,462	8,945	60,217	160,787	382,679	543,466	(67,262)	2018-2021
	Sacramento, CA	1	35,668	2,915	23,934	—	483	2,915	24,417	27,332	(3,951)	2020
	Salt Lake City, UT	6	138,525	49,000	161,262	10,749	12,115	59,749	173,377	233,126	(24,332)	2021

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	San Antonio, TX	17	$ 110,710	$ 14,425	$ 97,241	$ —	$ 6,832	$ 14,425	$ 104,073	$ 118,498	$ (21,301)	2019-2021
	San Diego, CA	5	70,672	43,988	43,295	—	3,353	43,988	46,648	90,636	(9,091)	2018-2021
	San Francisco, CA	2	45,746	29,316	59,437	—	1,007	29,316	60,444	89,760	(9,508)	2020-2021
	Savannah, GA	2	71,089	7,119	40,271	—	10,026	7,119	50,297	57,416	(13,935)	2018
	Scranton, PA	2	62,315	11,400	74,903	—	1,438	11,400	76,341	87,741	(17,145)	2019-2021
	Seattle, WA	5	52,658	13,128	40,949	—	1,432	13,128	42,381	55,509	(9,029)	2018-2021
	Stockton, CA	3	72,269	9,260	70,899	—	258	9,260	71,157	80,417	(11,359)	2020
	Tampa, FL	21	203,317	39,792	208,100	—	10,700	39,792	218,800	258,592	(40,246)	2018-2021
	Vallejo, CA	2	34,489	13,614	35,040	—	438	13,614	35,478	49,092	(6,180)	2019-2020
	Virginia Beach, VA	2	14,572	4,004	12,439	—	2,026	4,004	14,465	18,469	(6,964)	2019
	Washington, DC	13	136,285	43,203	102,400	—	17,040	43,203	119,440	162,643	(38,568)	2018-2021
	Wausau, WI	1	5,677	2,375	4,655	—	—	2,375	4,655	7,030	(789)	2021
	Winchester, VA	2	32,318	5,176	32,391	—	3,597	5,176	35,988	41,164	(8,356)	2018
	Winston-Salem, NC	7	59,408	8,720	48,259	—	6,749	8,720	55,008	63,728	(14,661)	2018-2021
	Worcester, MA	1	54,849	9,388	60,207	—	3,049	9,388	63,256	72,644	(8,645)	2021
	York, PA	1	35,261	6,792	26,663	—	654	6,792	27,317	34,109	(6,293)	2018
Total Industrial Properties:		802	11,324,336	2,456,772	10,448,147	40,192	897,473	2,496,964	11,345,620	13,842,584	(2,459,704)	
Net Lease Properties:												
	Las Vegas, NV	2	6,035,000	1,789,158	6,446,966	—	12	1,789,158	6,446,978	8,236,136	(1,028,142)	2019-2022
Total Net Lease Properties:		2	6,035,000	1,789,158	6,446,966	—	12	1,789,158	6,446,978	8,236,136	(1,028,142)	
Data Center Properties:												
	Washington, DC	14	337,294	165,361	679,673	—	130	165,361	679,803	845,164	(84,893)	2019-2022
Total Data Center Properties:		14	337,294	165,361	679,673	—	130	165,361	679,803	845,164	(84,893)	
Hospitality Properties:												
Full Service Hotels												
	Atlanta, GA	1	186,998	30,482	289,353	—	20,445	30,482	309,798	340,280	(84,895)	2019
Select Service Hotels												
	Atlanta, GA	2	29,545	19,825	68,875	34	6,722	19,859	75,597	95,456	(20,778)	2017-2021
	Austin, TX	3	89,080	59,950	156,215	105	2,727	60,055	158,942	218,997	(25,441)	2019-2021
	Bloomington, IN	1	15,766	—	24,783	7	3,001	7	27,784	27,791	(7,531)	2019
	Boston, MA	2	71,769	1,945	87,882	9	3,882	1,954	91,764	93,718	(21,409)	2017-2022
	Chicago, IL	2	47,298	14,792	48,244	74	15,696	14,866	63,940	78,806	(18,726)	2019
	Colorado Springs, CO	6	44,836	26,247	58,645	222	10,782	26,469	69,427	95,896	(20,225)	2019
	Crestview, FL	1	11,974	1,966	8,214	14	2,552	1,980	10,766	12,746	(2,971)	2019
	Denver, CO	1	7,683	3,950	10,475	91	2,679	4,041	13,154	17,195	(3,990)	2019
	Hilo, HI	1	47,484	4,715	94,476	1,129	16,914	5,844	111,390	117,234	(45,123)	2019
	Key West, FL	6	126,338	67,428	199,025	80	17,369	67,508	216,394	283,902	(30,889)	2021
	Las Vegas, NV	2	23,762	3,341	29,972	38	774	3,379	30,746	34,125	(13,175)	2018
	Los Angeles, CA	1	43,338	26,240	53,682	31	7,617	26,271	61,299	87,570	(11,213)	2022
	Miami, FL	2	16,764	2,655	17,711	8	4,318	2,663	22,029	24,692	(6,697)	2019
	Nashville, TN	1	57,233	25,144	77,202	—	4,440	25,144	81,642	106,786	(10,908)	2021

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	Orlando, FL	2	$ 34,127	$ 5,623	$ 37,803	$ 63	$ 1,585	$ 5,686	$ 39,388	$ 45,074	$ (17,234)	2018
	Philadelphia, PA	1	25,827	6,007	43,219	—	548	6,007	43,767	49,774	(7,900)	2022
	Sacramento, CA	1	8,265	—	24,778	552	1,219	552	25,997	26,549	(13,101)	2017
	Salt Lake City, UT	2	18,760	2,154	30,360	99	7,698	2,253	38,058	40,311	(10,955)	2019
	San Jose, CA	3	37,397	33,812	70,675	174	4,705	33,986	75,380	109,366	(27,296)	2017-2022
	Santa Rosa, CA	1	6,323	2,538	13,651	—	—	2,538	13,651	16,189	(11,013)	2018
	Seattle, WA	1	12,972	2,894	30,395	—	1,539	2,894	31,934	34,828	(9,415)	2018
	Tampa, FL	1	11,984	2,088	13,234	17	1,037	2,105	14,271	16,376	(6,257)	2017
	Washington, DC	3	111,780	58,282	116,383	11	6,804	58,293	123,187	181,480	(21,305)	2019-2022
Total Hospitality:		47	1,087,303	402,078	1,605,252	2,758	145,053	404,836	1,750,305	2,155,141	(448,447)	
Self Storage Properties:												
	Akron, OH	2	13,272	2,929	19,068	—	175	2,929	19,243	22,172	(3,445)	2020-2022
	Austin, TX	2	16,789	3,678	27,393	—	2,096	3,678	29,489	33,167	(3,830)	2022
	Baltimore, MD	1	9,320	791	6,503	—	39	791	6,542	7,333	(1,472)	2019
	Cape Coral, FL	1	9,356	1,456	4,214	13	284	1,469	4,498	5,967	(1,100)	2019
	Charleston, SC	2	7,564	4,160	3,724	—	116	4,160	3,840	8,000	(939)	2019
	Cleveland, OH	4	19,073	4,209	23,492	—	2,601	4,209	26,093	30,302	(4,898)	2020-2022
	College Station, TX	1	8,748	2,738	8,790	—	5	2,738	8,795	11,533	(1,578)	2021
	Colorado Springs, CO	1	5,270	1,675	10,451	—	83	1,675	10,534	12,209	(1,413)	2022
	Corpus Christi, TX	2	16,806	4,044	16,128	—	312	4,044	16,440	20,484	(3,065)	2020-2021
	Dallas, TX	2	16,419	5,082	14,381	—	166	5,082	14,547	19,629	(3,110)	2020-2022
	Denver, CO	1	9,701	2,338	17,349	—	24	2,338	17,373	19,711	(2,261)	2022
	Detroit, MI	3	17,350	4,248	15,575	77	875	4,325	16,450	20,775	(3,032)	2020-2021
	Fayetteville, NC	4	38,323	5,891	35,439	27	330	5,918	35,769	41,687	(6,595)	2019-2022
	Fresno, CA	1	6,919	1,083	5,270	—	63	1,083	5,333	6,416	(1,040)	2020
	Gulfport, MS	2	12,583	3,097	23,810	8	206	3,105	24,016	27,121	(3,253)	2022
	Houston, TX	7	41,799	10,572	36,574	8	2,930	10,580	39,504	50,084	(6,614)	2020-2022
	Kingsville, TX	1	6,238	1,010	8,479	—	23	1,010	8,502	9,512	(1,220)	2022
	Knoxville, TN	1	3,674	1,750	3,704	11	57	1,761	3,761	5,522	(753)	2020
	Lakeland, FL	5	52,052	9,666	52,771	—	5,369	9,666	58,140	67,806	(10,392)	2019-2022
	Los Angeles, CA	1	23,803	5,157	33,118	—	45	5,157	33,163	38,320	(4,221)	2022
	Miami, FL	2	31,781	7,380	42,026	—	2,264	7,380	44,290	51,670	(6,388)	2019-2022
	Nashville, TN	1	8,425	1,701	16,602	—	71	1,701	16,673	18,374	(2,162)	2022
	New York, NY	2	17,924	6,228	11,287	—	631	6,228	11,918	18,146	(2,790)	2019
	North Port, FL	1	4,768	691	3,101	—	113	691	3,214	3,905	(615)	2020
	Orlando, FL	2	14,663	2,357	13,900	—	93	2,357	13,993	16,350	(2,363)	2020-2021
	Palm Bay, FL	3	26,349	4,163	26,170	—	134	4,163	26,304	30,467	(4,658)	2020-2022
	Pensacola, FL	6	28,535	7,354	37,670	—	1,735	7,354	39,405	46,759	(6,792)	2019-2022
	Phoenix, AZ	2	14,698	2,600	10,084	—	53	2,600	10,137	12,737	(2,208)	2020
	Port St. Lucie, FL	1	10,451	1,619	7,108	—	822	1,619	7,930	9,549	(1,773)	2019
	Raleigh, NC	3	15,432	3,172	9,503	4	197	3,176	9,700	12,876	(2,340)	2019
	Roanoke, VA	2	11,185	2,541	11,463	—	193	2,541	11,656	14,197	(2,218)	2019-2022
	San Antonio, TX	1	7,600	956	5,609	—	6	956	5,615	6,571	(1,060)	2020

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	San Diego, CA	1	$ 7,778	$ 3,503	$ 5,915	$ —	$ 108	$ 3,503	$ 6,023	$ 9,526	$ (1,175)	2020
	Savannah, GA	1	5,485	1,190	9,929	—	26	1,190	9,955	11,145	(1,347)	2022
	Stockton, CA	1	7,743	1,783	9,413	—	530	1,783	9,943	11,726	(1,928)	2020
	Tallahassee, FL	2	15,721	3,797	10,909	—	235	3,797	11,144	14,941	(2,835)	2019
	Tampa, FL	1	13,981	3,724	20,138	—	211	3,724	20,349	24,073	(2,934)	2022
	Tucson, AZ	3	14,625	2,041	15,340	—	1,537	2,041	16,877	18,918	(3,148)	2020
Total Self Storage Properties:		79	592,203	132,374	632,400	148	24,758	132,522	657,158	789,680	(112,965)	
Retail Properties:												
	Atlanta, GA	5	59,558	28,287	62,827	2,366	847	30,653	63,674	94,327	(13,891)	2021-2022
	Augusta, GA	1	14,970	2,187	9,423	117	201	2,304	9,624	11,928	(1,911)	2022
	Austin, TX	1	25,722	13,844	23,184	1,112	306	14,956	23,490	38,446	(5,542)	2021
	Birmingham, AL	1	8,644	2,348	9,404	357	39	2,705	9,443	12,148	(1,856)	2022
	Charlotte, NC	3	52,059	24,094	57,513	1,251	839	25,345	58,352	83,697	(12,040)	2021-2022
	Charlottesville, VA	1	22,578	7,898	29,767	519	2,559	8,417	32,326	40,743	(5,470)	2022
	Chicago, IL	2	108,755	36,648	100,494	159	365	36,807	100,859	137,666	(26,191)	2021
	Columbia, SC	1	6,395	2,524	4,721	37	103	2,561	4,824	7,385	(942)	2022
	Columbus, GA	1	3,818	1,831	8,101	320	—	2,151	8,101	10,252	(1,709)	2022
	Dallas, TX	1	8,819	4,278	17,074	31	34	4,309	17,108	21,417	(2,410)	2022
	Gainesville, GA	2	22,350	7,247	29,223	686	344	7,933	29,567	37,500	(5,877)	2022
	Houston, TX	2	40,692	17,587	44,907	2,160	1,009	19,747	45,916	65,663	(9,811)	2021-2022
	Lakeland, FL	1	10,509	4,051	16,364	470	175	4,521	16,539	21,060	(2,851)	2022
	Los Angeles, CA	9	343,550	293,058	221,930	14,930	15,520	307,988	237,450	545,438	(54,986)	2019-2021
	Miami, FL	4	78,220	47,786	71,302	1,487	2,659	49,273	73,961	123,234	(16,372)	2018-2022
	Naples, FL	1	14,856	10,369	15,610	143	7	10,512	15,617	26,129	(2,913)	2022
	Nashville, TN	3	26,877	9,552	28,067	499	155	10,051	28,222	38,273	(6,302)	2022
	New York, NY	2	132,783	91,497	67,435	1,729	1,153	93,226	68,588	161,814	(17,257)	2019-2021
	Orlando, FL	2	27,008	9,104	36,484	275	904	9,379	37,388	46,767	(6,516)	2022
	Oxnard, CA	1	23,600	22,249	13,126	602	3,668	22,851	16,794	39,645	(4,482)	2019
	Philadelphia, PA	2	82,882	56,066	72,113	3,399	4,531	59,465	76,644	136,109	(22,948)	2017-2021
	Riverside, CA	1	27,390	23,486	17,678	2,582	3,073	26,068	20,751	46,819	(8,066)	2017
	San Antonio, TX	1	12,931	3,138	14,385	368	214	3,506	14,599	18,105	(2,269)	2022
	Seattle, WA	1	67,577	37,556	48,412	662	5,265	38,218	53,677	91,895	(11,690)	2021
	Tampa, FL	1	5,253	2,709	7,868	95	5	2,804	7,873	10,677	(1,624)	2022
	Virginia Beach, VA	1	19,377	5,544	14,980	602	3,584	6,146	18,564	24,710	(4,384)	2022
	Washington, DC	1	40,796	17,960	33,546	318	2,387	18,278	35,933	54,211	(7,133)	2022
	Wilmington, NC	1	26,829	14,686	24,893	1,049	11,684	15,735	36,577	52,312	(7,232)	2022
Total Retail Properties:		53	1,314,798	797,584	1,100,831	38,325	61,630	835,909	1,162,461	1,998,370	(264,675)	
Office Properties:												
	Atlanta, GA	2	—	26,746	417,290	—	17,251	26,746	434,541	461,287	(58,140)	2021-2022
	Charlotte, NC	1	—	16,347	—	—	—	16,347	—	16,347	—	2022
	Los Angeles, CA	1	310,000	123,253	351,121	—	10,976	123,253	362,097	485,350	(40,889)	2022
	Ontario, Canada	3	102,011	42,460	133,796	—	976	42,460	134,772	177,232	(15,873)	2021

Description	Location	Number of Properties	Encumbrances [2]	Initial Cost — Land and Land Improvements	Initial Cost — Building and Building Improvements	Costs Capitalized Subsequent to Acquisition — Land and Land Improvements	Costs Capitalized Subsequent to Acquisition — Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[1] — Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[1] — Building and Building Improvements	Total	Accumulated Depreciation[3]	Year Acquired
	San Francisco, CA	1	$ 79,498	$ 29,719	$ 54,386	$ —	$ 12,470	$ 29,719	$ 66,856	$ 96,575	$ (14,353)	2019
	San Jose, CA	1	167,700	50,457	184,849	—	15,407	50,457	200,256	250,713	(38,823)	2020
	Westmont, Canada	1	28,294	13,141	46,037	—	381	13,141	46,418	59,559	(5,581)	2022
	Montreal, Canada	1	63,107	17,880	82,405	—	134	17,880	82,539	100,419	(9,981)	2022
	Dublin, Ireland	1	386,021	179	559,969	—	—	179	559,969	560,148	(53,561)	2022
Total Office Properties:		12	1,136,631	320,182	1,829,853	—	57,595	320,182	1,887,448	2,207,630	(237,201)	
Portfolio Total		15,441	$ 53,573,581	$ 14,900,815	$ 64,690,198	$ 270,298	$ 3,123,898	$ 15,171,113	$ 67,814,096	$82,985,209	$ (11,294,381)	

(1) As of December 31, 2025, the aggregate tax basis of the portfolio was $79.0 billion.

(2) Encumbrances excludes $1.1 billion outstanding on variable rate credit warehouse facilities as of December 31, 2025, which are not allocable to specific properties.

(3) Refer to Note 2 to our consolidated financial statements for details of depreciable lives.

(4) Certain of the Company's investment in joint ventures with ownership interests in affordable housing properties collateralize a term loan and secured notes totaling $1.3 billion.

The total included on Schedule III does not include Furniture, Fixtures and Equipment totaling $2.4 billion. Accumulated Depreciation does not include $1.2 billion of accumulated depreciation related to Furniture, Fixtures and Equipment.

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2025 and 2024 ($ in thousands):

	December 31, 2025	December 31, 2024
Real Estate:		
Balance at the beginning of year	$ 88,532,921	$ 96,049,803
Additions during the year:		
Land and land improvements	247,221	201,135
Building and building improvements	1,601,528	1,363,155
Dispositions during the year:		
Land and land improvements	(1,292,165)	(1,447,283)
Building and building improvements	(4,682,021)	(6,389,063)
Impairment of investments in real estate	(630,438)	(382,174)
Assets held-for-sale	(791,837)	(862,652)
Balance at the end of the year	$ 82,985,209	$ 88,532,921
Accumulated Depreciation:		
Balance at the beginning of year	$ (9,562,547)	$ (7,721,349)
Accumulated depreciation	(2,730,856)	(2,921,485)
Dispositions	870,338	1,021,889
Assets held-for-sale	128,684	58,398
Balance at the end of the year	$ (11,294,381)	$ (9,562,547)